

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06032404

April 7, 2006


RECD S.E.C.
APR 1 4 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/7/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letters dated February 7, 2006, and March 7, 2006 concerning the shareholder proposal submitted to General Motors by Fredrick P. Wilson. We also have received letters from the proponent dated February 8, 2006, February 26, 2006 and March 8, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 12, 2005 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. (Mr. Wilson's original submission is attached as Exhibit B.) The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA".

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the proposal is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, U.S. citizens should begin an effort to stop buying oil from Saudi Arabia immediately, and (presumably as part of that effort) General Motors should take the following actions:

> Resolved: That GM Corp. will petition the US Gov't for radically improved CAFE standards for light duty trucks and cars. A standard of 30 mpg for light trucks and 33 for cars will be achieved by July 2007. The CAFE for light trucks and cars will be 35 mpg by July, 2008, and the CAFE rule will be 40 mpg for all GM vehicles by 2010.
>
> Resolved: That GM will lead the effort to enroll the help of the US Gov't and the auto industry in achieving Thomas Friedman's "moon shot" for cars that will free the US from the need for oil from these radical Islamist countries.
>
> Resolved, That GM will lead the effort to spread this technology to Europe, India, China, Japan, and that world so that it can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

The proposal is focused on General Motors' ordinary business activities—communicating with lawmakers and regulators regarding appropriate product regulations, seeking support from the government and strategic partners for research and development of product technology, and marketing new technology. The Commission has stated that one of the principles underlying the exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). Lobbying activities or other involvement in the political or legislative process, particularly with regard to the company's products, is regarded by the Staff as ordinary business operations. See, e.g., International Business Machines Corporation (January 21, 2002); Niagara Mohawk Holdings, Inc. (March 5, 2001); Philip Morris Companies Inc. (February 17, 1998); Chrysler Corporation (February 10, 1992); GTE Corporation (February 10, 1992); Minnesota Mining & Manufacturing Co. (February 10, 1992). Similarly working with industry groups to set policy or jointly develop technology is part of the routine, mundane operations of a business such as General Motors.

Demonstrating the routine nature of the activities dealt with by the proposal, the proposal sets specific standards for fuel economy regulations at various points in the future. Determining what specific standards would be appropriate in the future is the responsibility of business, technical, and public policy groups within General Motors who study a number of factors, including the feasibility of various technical developments, the likely sales mix of vehicles to be sold by the Corporation, and political developments on the local, state, national, and international level. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". It would be undesirable for stockholders to commit General Motors to promoting specific CAFE standards to apply years in the future, regardless of possible unanticipated developments in technology, sales volumes, or national and international policies.

We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The current proposal, however, is clearly not based on environmental or health concerns, but cites concerns about terrorism instead. (In contrast, in Ford Motor Company (March 14, 2005) the Staff reviewed a proposal dealing with CAFE standards that linked its subject to global warming and corporate reputation for sensitivity to environmental issues.) The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002);

Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). Therefore, the routine, mundane nature of the activities covered by the proposal, like lobbying, should provide a basis for exclusion under Rule 14a-8(i)(7).

Similarly, the second and third "resolutions" are less specific and detailed than the resolution about CAFE standards, but their subject matter has been handled at General Motors for decades as part of the ordinary business of the Corporation in researching, developing, and marketing technology for using alternative fuels in vehicles, often with government support or as part of an industry consortium, both in the United States and through subsidiaries outside the United States, such as Adam Opel A.G. GM has developed and produced vehicles using electric batteries, ethanol fuel, hybrid power systems, and hydrogen fuel cells, as well as various technologies for improving fuel economy in internal combustion engines using gasoline. Recently GM announced agreements with other vehicles manufacturers in the United States and Europe to expand production and marketing of hybrid vehicles. All of these activities are part of GM's routine, day-to-day operations, closely related to other parts of the business of the Corporation, overseen by the Board of Directors, and not suitable for stockholder involvement. Accordingly, Rule 14a-8(i)(7) permits the omission of the proposal because the corporate activities that it would require are part of ordinary business matters.

To the extent that the second and third "resolutions" contemplate actions beyond the realm of ordinary business operations, it is not clear what is meant by "GM will lead the effort" or "achieving Thomas Friedman's 'moon shot'". "Moon shot" is clearly a metaphor but its concrete significance is not evidence, particularly for those who may not be familiar with Mr. Friedman's work (which is not described in the proposal). Stockholders considering how to vote on this proposal would have no guidance about what activities they would be directing the Corporation to carry out, and if the proposal were passed the Board and management of the Corporation would not be able to determine with any certainty what types of activities or degree of effectiveness would be necessary to satisfy the proposal (i.e., "so that it [the world] can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran"). The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved. See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998). Since neither stockholders nor GM's Board and management can be certain what "achieving Thomas Friedman's 'moon shot'" would entail, the proposal may be excluded under Rule 14a-8(i)(3).

Finally, the recitals at the beginning of the proposal include many assertions of fact that are false as well as deeply offensive to many people. For example, the third recital states:

> Whereas: Western Europe will be Islamic before 2100. They will be "an Islamist threat like Nazis" to Eastern Europe and America. The demographics for Canada state that it will be Wahhabist Islamic before 2100 also. Shortly after Islam rules Europe, they will start a shooting was [sic] with the US, and we will have a large segment of radical

> Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists.

The proponent's original submission includes footnotes for some of the assertions, which largely cite websites and publications with limited circulation. In fact, only the second recital appears to provide facts that are supported by a relatively reliable foundation. The remainder of the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that the entire proposal or at least all of the recitals except for the second may be omitted under Rule 14a-8(i)(3).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

EXHIBIT A

Anne Lauri
Susan Colby

FAX COVER SHEET

04DECEMBER2005

FROM: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119

TO: **SECRETARY**
GENERAL MOTORS CORPORATION
MAILCODE: 482-C38-B71
300 RENAISSANCE CENTER
P.O. BOX 300
DETROIT, MICHIGAN 48265-3000

FAX NUMBER: 313-667-3166

SUBJECT: STOCKHOLDER PROPOSAL

Dear Sir &/or Mme.,

Attached is a cover letter for my stockholder proposal, the proposal itself, and some footnote support documentation noted in the proposal.

Number of Pages:

Fax Cover Sheet:	1 page
Stockholder Proposal Cover Letter:	1 page
Stockholder Proposal plus footnotes:	5 pages
Footnote Support Document Titled "CAIR Desires an Islamic America Under Sharia Law":	5 pages

TOTAL NUMBER OF PAGES, INCLUDING COVER SHEET: 12

Regards,

Fredrick P. Wilson

Fredrick P. Wilson

December 03, 2005

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Secretary
General Motors Corporation
MailCode 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2006 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mmes:

Attached is my stockholder proposal. I own 100 shares of General Motors common stock in my Individual Investor Account with Fidelity Investments.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

I would like to meet with you and present you with additional information to further substantiate my case.

Regards,



Fredrick P. Wilson

Att: Stockholder Proposal: FORD NEEDS TO IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA
Supporting document for footnote to Stockholder Proposal: CAIR Desires an Islamic America Under Sharia Law

Stockholder Proposal by Fredrick P. Wilson, Owner of 100 shares of GM common stock

GENERAL MOTORS NEEDS TO IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia and the Wahhabi Sect of Islam that the House of Saud is married to are teaching hatred of Americans, democracy, Christians, and Jews and other infidels with written material, mostly in Arabic, in American mosques, madrasses, and Islamic centers. The report that verifies this can be downloaded at www.freedomhouse.org/religion. It is 90 pages long. They are also teaching their Jihad (Holy War) philosophy and the philosophy that supports the suppression of women.[1]

Whereas: Saudi Arabia has been spending between $3 Billion (official records) and $4 Billion (estimates) per year for 30+ years ($90 Billion to $120 Billion) to build mosques, madrasses, and Islamic centers in the US and globally within which to preach the hatred that the radical Wahhabi Sect of Islam has for all non-Muslims and non-Sharia based governments.[2,3] Of the over 1200 mosques and Islamic centers that have been put up in America, 80% were built with Saudi money and the other 20% with Iranian money.[4] This also allowed the Wahhabi Sect of Saudi Arabia to build and control 210 Islamic centers, 1,500 mosques, 2,000 schools, and 200 colleges in non-Muslim countries alone.[5]

Whereas: If Saudi Arabia is preaching hatred of Americans in America, then the hatred that is being preached in Canada, Europe, South America, the Middle East, North Africa, and Central and Southeastern Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. They must also still be preaching hatred within Saudi Arabia, despite their protestations.

Whereas: A Saudi Arabian government official on Iqra TV has stated "All Muslims Must Support Jihad – Send Money to the Saudi Committee for Support of the Al-Quds Intifada, Account No.98." as recently as 29AUG2005.[6] This means Saudi Arabia is still funding terrorism. Members of the Saudi Royal Family, some charities that are run through Saudi mosques, and some private Saudi individuals are still funding al-Qaeda.[7]

Whereas: Sheikh Mohammad Hisham Kabbani stated to the State Department in 1999 that 80% of the mosques in the US had been radicalized and were preaching the Islamofascist Wahhabi Sect of Islam's beliefs. After 9/11 Sheikh Kabbani refused to retract his statement even though he was under intense pressure by the radical Saudi Wahhabi groups in the US to do so.[8] Representative Paul King of New York, a member of the House Select Committee on Homeland security stated several times and as recently as February, 2004 that 85% of the Mosques are preaching the radical Wahhabi brand of Islamofascism.[9,10]

Whereas: Some of the mosques in America are preaching hatred in Arabic, and then lying in English to fool the local residents and guests during open houses.[11]

Whereas: It is approved behavior within Islam and within Islamic teachings and tradition to lie to non-Muslims to advance the cause of Islam. It is also approved behavior (*Kitman*) to tell only a small portion of the truth to non-Muslims, with intention to mislead, in order to advance the cause of Islam.[12]

Whereas: Western Europe (Sweden, Germany, France, Spain, Portugal, Italy, Austria, Belgium, Holland, Denmark, and Great Britain) will be Islamic countries before 2100, due to the demographic changes in Europe. They will be controlled by the radical Muslim Brotherhood in conjunction with the Wahhabi Sect of Islam and al-Qaeda, and will be "an Islamist threat like the Nazis"[13] to Eastern Europe and America.

Whereas: The demographics for Canada indicate that Canada too will be an Islamic country before 2100 and will be run by the radical Islamofascist Wahhabi Sect.[14]

Whereas: Most major Muslim organizations in the USA practice the Wahhabi Sect and are trying to impose Islamic culture upon the United States.[15]

Whereas: The leaders of CAIR, current and recently retired, have formally stated that they would like the US to become an Islamic country. Islam does not come without Sharia law, which is the law of Muslim men, by Muslim men, for Muslim men, no women, Christians, Jews, or any non-Muslims need apply. This will mean the Bill of Rights and several other parts of the US Constitution will need to be radically amended or deleted.[16]

Whereas: The Muslim Pledge of Allegiance used by the New Horizons Islamic School in Pasadena, whose curriculum is planned by the Board of Islamic and Arabic Education, is found at http://www.biae.net/pledge.html, and states: "As an American Muslim, I pledge allegiance to Allah and His Prophet, I respect and love my family and my community, and I dedicate my life to serving the cause of truth and justice. As an American citizen, with rights and responsibilities, I pledge allegiance to the flag of the United States of America And to the republic for which it stands, one nation, Under God, indivisible, with liberty and justice for all". This pledge by the radicals pledges allegiance to Allah first, his Prophet, Muhammad second, "my family and community" third (my community means the global Muslim Community, known as the Ummah), then the cause of justice and truth as Muslims see it, then defense of the Muslims rights (per our constitution and laws) and "responsibilities" under those laws(defined by them). Finally, in sixth place, is the actual pledge of allegiance as the citizens of this country have known it for many decades. This is an example of the quiet hatred our money for Saudi oil is buying.[17] My E-mails to the Department of Education confirmed that the Blue Ribbon for Excellence award was granted to this school.

Whereas: Most Arabic terrorists are Saudi Arabians, including the foreign fighters in Iraq. They are also the idle sons of the middle class with no need to work for a living due to oil money.[18]

Whereas: Saudi Arabia is not our friend or ally. They have not been our friend or ally since at least 1979. They will not change. They will not become moderate until they renounce the radical teachings of al-Wahhab and prove that in a verifiable manner; that is other than their lying to the USA some more. This is extremely unlikely as long as they follow the radical teachings that are contained in the Holy Qur'an, the Hadith, and the traditions of Islam. The Holy Qur'an, Islam's revealed text, states hatred for Jews, Christians, and all non-Muslims, and that Christians and Jews are to be fought until subdued, afterwhich they are treated as 2nd class *Dhimmi*, or "untermenschen". This is corroborated by the actual practice of Islam by Muslims throughout history up to and including today. See Suras 9:29, 9:50:, 8:12-16, 2:191–193, 9:123, 5:33, 47:4, 3:85, 8:38-39, 9:33, 8:1, 8:41, 8:69, 47:4, 3:28, 5:51, 9:23, 2:244, 4:89, 2:216, 61:9, 9:73-74, 8:67, 5:13, 5:78, 7:166, 5:60, 2:65, 5:82, 2:120, 5:64, 9:30, 3:28, 3:118, 9:28, 4:47.[19] Tashbih Sayyid, publisher of "Muslim World Today", has stated "My whole life is devoted to one end: to make the Muslims understand that their theology needs to be reformed and reinterpreted. Anybody who thinks that there's nothing wrong with their theology is either a blind person or an apologist. There are many things in Muslim Scripture that need to be reshaped and reframed and reinterpreted, so that they cannot be used by terrorists to justify bombings and honor killings."[20]

Whereas: Shortly after the radical Islamists take over Europe, including Britain, and Canada, a shooting war with America will probably follow. The Islamists will have the Islamic population of all of these countries, as none of them will be occupied, such as France was by Germany in 1940, and all of Europe's industry, conventional military, and nuclear weapons and delivery systems with the addition of platforms in Canada along a 4,000 mile border to attack the US with and from. The US will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active rebellious 5th column for the Islamofascists. The shooting war will not favor the United States.

Whereas: Since President Bush and Vice-President Cheney have been lied to and played for fools by the Saudis since 9/11, and the Government of the United States has abdicated its responsibility to protect and defend its citizens, it is incumbent that the citizens of the United States, including the captains of industry, initiate the effort to stop buying oil from Saudi Arabia in the immediate future. Without money, the teaching of hatred and the expansion of the radical Islamic network will be effectively and convincingly slowed down.

Resolved: That General Motors Corporation will petition the US Government and Congress for radically improved CAFE standards for light duty trucks and cars. That General Motors Corporation will be the unflagging leader of this effort within the Industry. A standard of 30 mpg will be achieved by July 2007 by putting significantly smaller engines geared properly into all GM light duty trucks and SUVs and crossovers. These vehicles would carry and tow the same loads, just more slowly and with better mileage. There is no requirement that trucks performing work accelerate like GTOs. This is the same methodology that was used to increase mileage in the mid 1970's until redesigned vehicles were available. A standard of 33 mpg will be achieved for GM cars

via the same methodology. A CAFE that is a level playing field for all vehicle manufacturers that sell in the US is eminently achievable.

Resolved: That the CAFE for GM light duty trucks and cars will become the same at 35 mpg by July of 2008, and that the CAFE requirement will be 40 mpg for all GM vehicles by 2010.

Resolved: That GM will lead the effort to enroll the assistance of the Administration and Congress and the rest of the automotive industry in exploring and achieving what Thomas Friedman calls the "moon shot" for automobiles that will finally free the United States from the requirement for oil, whether from these radical Islamist countries or elsewhere.

Resolved: That GM will lead the effort to spread this technology to Europe, India, China, Japan, and the rest of the world so that the entire world can be freed from supporting terrorism and the terrorist states of the Middle East, especially Saudi Arabia and Iran.

Resolved: That this strategy is in the best interests of GM's stockholders in the short term, and that it is the only viable long-term strategy. The future of winning the non-oil based transportation system will be the best possible future for all GM stockholders in the long term.

Resolved: That this is a win-win strategy for GM's stockholders and all Americans, all believers in democracy, all Christians, all Jews, all of other faiths or of no faith, and even all moderate Muslims. That this strategy will be adapted by the Board of Directors and all of GM's stockholders.

Fredrick P. Wilson 03DEC2005

[1] "Stop Saudi Islamic Fundamentalist Schools in USA" by American Congress for Truth, 05SEP2005
[2] "Hearts, Minds, and Dollars", by David E. Kaplan, USNews, 25APR2005
[3] "Preachers of Hate", by Kenneth R. Timmerman, p. 144
[4] "The Al-Qaeda Connection", by Paul L. Williams, p. 178
[5] "What It Takes – If we are to win the War on Terror, we must do far more" by Alex Alexiev, 07NOV2005, National Review
[6] "Saudi Arabia/Jihad & Terrorism" by ACT, 21SEP2005 from Memritv.org
[7] Frank J. Gaffney, author of "War Footing: 10 Steps America Must Take to Prevail in the War for the Free world", on Fox News
[8] Timmerman, IBID, pp268-272, "Militant Islam Reaches America" by Daniel Pipes, p 123
[9] Williams, IBIB, p 177
[10] Jihad Watch, Robert Spencer, 13FEB2004
[11] "Jihad Comes to Small Town USA", by Laura Mansfield, 18APR2005, www.lauramansfield.com
[12] "The Politically Incorrect Guide to Islam" by Robert Spencer, p.81, supported by "Islam and Terrorism" by Mark A. Gabriel, PH.D., pp 91-95.
[13] "An Islamist threat like the Nazis" by Tony Blankley of The Washington Times, part 1 of 3 parts regarding his book, The West's Last Chance"
[14] Mathematical extrapolation by F. P. Wilson of CAIR E-mail 19AUG05 stating the Muslim population of Canada is to double in 10 years, and the results if it keeps doubling every 10 years
[15] "An Activist's Guide to Arab and Muslim Campus and Community Organizations in North America" by Stephen Schwartz, published by www.FrontPageMagazine.com on 26MAY2003.
[16] "CAIR Desires An Islamic America Under Sharia Law" by F. P. Wilson14NOV2005, cc included which has the voluminous footnotes to support this statement
[17] "Islamist School Wins Dept of Education Award" by Beila Rabinowitz, Militant Islam Monitor, 21OCT2005 at http://www.militantislammonitor.org/article/id/1169
[18] "Terrorists: Swimming in Saudi Money", by Lt. Col. Gordon Cucullu, in www.Frontpagemag.com from ACT 22NOV2005
"Disinformation", by Richard Miniter, Chapter Myth#16, pp. 125-134
[19] "The Meaning of The Holy Qur'an" translation and notes by Abdullah Yusuf Ali
"The Noble Qur'an" translated by Dr. Muhammad Taqi-ud-Din Al-Hilali and Dr. Muhammad Muhain Khan
[20] "Patriotic, Peaceful Muslims" by Robert Spencer, "Human Events", 07APR2005

CAIR DESIRES AN ISLAMIC AMERICA UNDER SHARIA LAW

The leaders of CAIR (Council on American-Islamic Relations) have publicly stated the following:

1) CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam…Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."[1] (very similar to what Osama bin-Laden said in 2003)

2) CAIR spokesman Ibrahim Hooper: "I wouldn't want to create the impression that I wouldn't like the government of the United States to be Islamic sometime in the future. But I'm not going to do anything violent to promote that. I'm going to do it through education".[2]

3) CAIR spokesman Ibrahim Hooper: "CAIR does not support these groups publicly." (Comments on CAIR's record of supporting Hamas, Hezbullah and other Islamic terrorist groups.)[3]

4) Ghazi Khankan, CAIR spokesperson: "I bring you salaams and greetings from the Mujahadeen at CAIR".[4]

5) Nihad Awad, CAIR Executive Director: "I am in support of the Hamas movement."[5]

6) Board Member Siraj Wahaj is included on a list of "un-indicted persons who may be alleged as co-conspirators in the United States versus Omar Ali Abdel Rahman" by Mary Jo White, US Attorney for the Southern District of New York, February 2, 1995 for the 1993 bombing of the World Trade Center. He was a character witness for the defense of Abdel Rahman, the blind Sheikh who was the main Instigator and Promoter of the Assassination of President Anwar Sadat in 1981, and who was convicted of Conspiracy to blow up bridges and tunnels in New York in 1994.

A quote from Abdel Rahman in 1993:

"There is no solution for our problems except jihad for the sake of God….There's no solution, there's no treatment, there's no medicine, there's no cure except with what was brought by the Islamic method which is jihad for the sake of God….No, if those who have the right to have something are terrorists then we are terrorists. And we welcome being terrorists. And we do not deny this charge to ourselves. And the Koran makes it, terrorism, among the means to perform jihad in the sake of Allah, which is to terrorize the enemies of God and who are our enemies, too….They say that he who has done his job during the day in order to go to the mosque has performed jihad. What is this? This is distortion to the subject of jihad. Praying, listening, jihad? Coming to the mosques is a good work. And group praying is just praying. Jihad is fighting the enemies. Fighting the enemies for God's sake in order to raise them high in his word….We don't fight the enemies unless we have guns, tanks and airplanes equal to those of the Soviet Union."[6]

"We have to be terrorists.....The great Allah said, 'Against them make ready your strength to the utmost of your power including steeds of war, to strike terror [into the hearts of] the enemies of Allah and your enemies.'"

Sheikh Omar Abdel Rahman, speaking at a mosque in Los Angeles, December 1992[7]

Can you imagine any American being a character witness for the blind Sheikh? CAIR believes that Siraj Wahhaj is a valued board member.

"A little over a year later (from June, 1991), addressing an audience of New Jersey Muslims, the same Wahaj articulated a rather different vision from his mild and moderate invocation in the House (of Representatives). If only Muslims were more clever politically, he told his New Jersey listeners, they could take over the United States and replace its constitutional government with a caliphate. 'If we were united and strong, we'd elect our own emir (leader) and give allegiance to him.[T]ake my word, if 6-8 million Muslims unite in America, the country will come to us.' "[8]

"One of them, Siraj Wahaj, appeared as a defense witness in their trial (World Trade Center Bombing). In a recorded speech at a mosque, Mr. Wahaj declared that 'one of the most diabolical plots ever in the annals of history, in my estimation, has been the war in the Persian Gulf. It was a plan, and believe me, it is a part of a larger plan, to destroy the greatest challenge to the Western world, and that's Islam. I see the demise of the soviet Union as a sign for the American people that what happened in the Soviet Union will definitely happen in America unless America changes its course from the new world order and accepts the Islamic agenda.' "[9]

In September 1991, Wahaj stated the following:
" And he [Allah} declared 'Whoever is at war with my friends, I declare war on them. 'Who is a friend of Allah? [He chants a passage in Arabic] Allah. Your true friend is Allah, the messenger, and those who believe. Americans and Canadians. Hear it well. Hear what I'm telling you well. The Americans are not your friends, hear what I'm telling you, hear it well. The Canadians are not your friends, hear what I'm telling you, hear it well. The Europeans are not your friends. Your friend is Allah, the Messenger and those who believe. These people will never be satisfied with you until you follow their religion. They will never be satisfied with you "[10]

"I have a vision in America, Muslims owning property all over, Muslim businesses, factories, halal meat, supermarkets, all these buildings owned by Muslims. Can you see the vision? Can you see the Newark International Airport and the John Kennedy Airport and the LaGuardia having Muslim fleets of planes and Muslim pilots? Can you see our trucks rolling down the highways [with] Muslim names? Can you imagine walking down the streets of Teaneck [New Jersey] and seeing three Muslim high schools, five Muslim junior high schools, and fifteen [Muslim elementary] schools? Can you see the vision? Can you see young women walking down the streets of Newark, New Jersey, with long flowing hijab and long dresses? Can you see the vision of an area of no crime, controlled by the Muslims?"

Siraj Wahhaj[11]

What the above means is that they would like to have Islamic Law, the Sharia, replace our constitution. Sharia law is a government "of Muslim men, by Muslim men, for Muslim men". Women, gays, Christians, Jews, Hindus, Buddhists, atheist, animists, any other religion or

lack thereof need not apply. Police in Dearborn and Hamtramck, Michigan (45 minutes down I-75 from where I live) where there is an Arab Muslim majority (in Hamtramck) and the largest concentrations of Muslims in the USA, mostly US citizens, receive frequent complaints of screaming and curses and the sounds of beatings next door. When they investigate, it is a Muslim family (almost exclusively), and the woman appears battered with visible bruises on their face (every other part of their body is covered up), but no complaint is ever filed, and the woman says they tripped and fell down the stairs. This is without the Sharia in effect in the US. My sources are police officers, and they have requested anonymity.

On 9/11/2001 in Hamtramck thousands of US Citizens paraded in the streets and cheered the downfall of the twin towers, chanting Allahu Akbar! These crowds quickly broke up when police appeared minutes after they started. In schools with Islamic majorities, on 9/11/2001, US Citizens in the 4th through 12th grades stood up in class and cheered after viewing video of the downfall of the twin towers. These incidents in school were also rather brief after the horrified teachers turned off the TV feed and sat everyone back down. My sources are teachers and police officers that have requested anonymity. To my knowledge, these incidents were never reported in any medium. In northern Virginia, schools with significant numbers of Muslim students were sent home at noon, as the Muslim students were strutting around and yelling to each other of their approval for the fall of the two towers and the hit on the Pentagon.[12] In November 2004, US Citizens, Muslims, in Dearborn held an anti-America, anti-Israel demonstration, with several women carrying large signs with the face of the Ayatollah Khomeini, who held US Diplomats hostage in Iran for 444 days in 1979/80 and stated the US was the "Great Satan".[13]

CAIR files lawsuits at the drop of a hat and has truncated any honest discussion of Islam. "There's no doubt that CAIR understands this, notes National Review's John Derbyshire, "They have Saudi Oil money behind them and finance is not issue at all to them. They essentially have infinite funds. They will shut up everyone. On the topic of Islam, free speech is dead."

In the article "1,400 Years of Islamic Aggression: An Analysis" and the recommended book "The Myth of Islamic Tolerance" Edited by Robert Spencer it is revealed that under Sharia law, Muslim men will legally own guns, but no one of any other religion will be allowed to own any guns. If the US, or even any large governing body, such as Washington, DC or Virginia, ever have Muslim majorities, they will implement the Sharia as best they can under the US Constitution, legislating now and arguing it in court later. They will try to confiscate all guns except those owned by Muslims, and the Muslim men will acquire handguns and rifles against which no Christian or Jew or agnostic or atheist or Hindu or Buddhist or woman or gay or anything will have a defense, as Muslims can then terrorize Christians et alia with no penalty under Sharia Law. In effect, it will be like the Jim Crow laws in the southern states 70 years ago, except this divide is based on religion and gender. Again, the legal niceties will be argued in court later, and all of the violence will be blamed on small radical minorities, rather than the large group of Muslim leaders and supporters, quiet or otherwise, and the problems of Islam itself.

You can acquire a new Holy Qur'an from CAIR free by going to the website http://www.cair-net.org/explorethequran/. You may have a significant waiting time, as per CAIR this item was backordered after the first 15,000 or so were delivered. Or acquire a translation from a bookstore or online vendor. A translation of the Holy Qur'an with notes is a useful item

to verify anyone's quotes from the Holy Qur'an for context and accuracy, including those herein provided. As there are a dozen or so translations available, the two that I recommend are the CAIR provided one, which is "The Meaning of The Holy Qur'an" by 'Abdullah Yusuf 'Ali, which was the Saudi Arabian approved and promoted version until replace by my primary recommendation, "The Noble Qur'an", translated by Dr. Muhammad Taqi-ud-Din Al-Hilali and Dr. Muhammad Muhsin Khan.[14] If you go to an open house at the Flint Mosque, north of Swartz Creek, they will give you a yet different translation.

I would not necessarily recommend reading the try to read the entire Qur'an. I have, several times, and it is a struggle. Some people think it is like reading the Bible; I disagree with that, having reread the Bible (New Testament) several times since 9/11. I agree with those that believe that the Holy Qur'an reads similar to a conversation between two people, with only one rambling side recorded and presented therein.

Included herein is Osama bin-Ladin's letter of 24NOV2002. I include this solely to show you that once you have learned enough about Islam, the Holy Qur'an, the Hadith (sayings of Mohammad) and Islamic traditions, you can read this speech and the quotes from the Holy Qur'an that are in it and the references to Islamic traditions that show that Osama has properly and absolutely correctly utilized in context quotations from these documents to bolster his case. Moderates have a great deal of trouble refuting Osama, al-Zarqawi, and all other radical Islamists because they must then criticize the Qur'an, the Hadith, the Prophet Muhammad, and the traditions of Islam, which is heresy, and that is number one and number two of the three major transgressions within Islam. Heresy is punishable by death in most Islamic countries. Because of the moderates difficulty in refuting Osama they make general statements about opposing terrorism, which Muslims know are meaningless for them because their cause is validated by the Qur'an. Besides their difficulty in specifically refuting Osama, they also fear for their own wellbeing, for they may end up like the Dutch filmmaker Van Gogh: dead.

As related above, heresy against the Holy Qur'an, the literal word of Allah, or against Allah, is the greatest sin within Islam. Heresy against the Prophet Muhammad and/or his teachings, the Hadith, is the second greatest sin within Islam. The third great sin is apostasy against Islam. Once anyone is a Muslim, leaving Islam for any other religion or for any reason at all is punishable by death in most Muslim countries, either formally under the Law, as in Saudi Arabia and Pakistan, or informally through physical vigilanteism and murder. At an evangelical Christian meeting in Falls Church, Virginia this past summer (2005), two women who were American Islamic Apostates voiced their fears due to their apostasy, including a fear of being murdered.[15] Islam will be the death of freedom of religion and speech in the Untied States, and anywhere else it is the dominant force, using either physical or political domination.

Freedom of speech, when it comes to entering ideas into the great marketplace of free debate, is something that Islam itself decries, as the Holy Qur'an orders against questioning Allah, the words of Allah as written in the Holy Qur'an, and his prophet, Muhammad. Radical Islamists, as I put the leaders of CAIR into that category, have morphed that into any criticism of Islam, no matter how valid and factual. They cannot stand to have the light of publicity shined onto their basic documents and traditions, and their resulting actions, and this is knowledge that is necessary for anyone to have to make up their own mind, freely, with no hidden facts.

fpw 14NOV2005

[1] Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon Valley Herald, July 4, 1998
[2] John Perazzo, "Hamas and Hizzoner," FrontPageMagazine.com, March 5, 2003
[3] ajwhitehead@anti-cair-net.org 13nov2005
[4] . ibid
[5] Dhimmi Watch, Feb 28, 2005: D. C. Watson; CAIR's Perpetual Twists and Turns
[6] Sheikh Omar Abdel Rahman, quoted in Benjamin and Simon, "The Age of Sacred Terror", pp 16-17
[7] "The Al Qaeda connection" by Paul L. Williams p171
[8] Excerpts from: "The Danger Within" by Dr. Daniel Pipes (http://www.danielpipes.org/article/77)
[9] "Stop Aid and Comfort for Patrons of Terror" by Steven Emerson (http://www.freeman.org/m_online/sep96/emerson.htm)
[10] http://www.frontpagemag.com/articles/ReadArticle.asp?ID=7098
[11] "The Al Qaeda connection" by Paul L. Williams p171
[12] "Preachers of Hate" by Kenneth R. Timmerman, p. 9
[13] "The Politically Incorrect Guide to Islam (and the Crusades)" by Robert Spencer, p. 190
[14] Assessing Qur'anic Translations" by Khaleel Mohammed in the Middle East Quarterly, Spring 2005.
[15] "When Muslims Convert" by Daveed Gartenstein-Ross in Commentary Magazine 2005

EXHIBIT B

12/14/05 [illegible]

RECEIVED

DEC 14 2005

OFFICE OF SECRETARY
DETROIT

December 12, 2005

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Secretary
General Motors Corporation
MailCode 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2006 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mmes:

Attached is my stockholder proposal. I own 100 shares of General Motors common stock, purchased on August 17, 2004,and currently valued in excess of $2,000, in my Individual Investor Account brokered by Fidelity Investments. The contact person per the attached letter is Ms. Abby L. Huard, Senior Financial specialist, Fidelity Brokerage Services LLC, Two Contra Way, Merrimack, NH 03054, PH# 800-544-6666, Fidelity File # W002433-10DEC05. Also attached is the printout of the individual page for the GM stock that I do own, with the account # exorcised from both documents.

I do intend to continue to own these shares for many more years, which is, indeed, continuing on well beyond the date of the meeting, and to prosper from them.

I do hope you fully review and approve my proposal. It is 495 words long per Microsoft Word, Version 10, which is less than the 500 words maximum length per Question 4 of the Rules you enclosed to me. This length resulted in the removal of my footnotes. I hope you kept my first, too long, submission, for any of the Directors that may have more questions.

If you have any questions or concerns, please contact me at your earliest opportunity. If there are any additional requirements to meet the letter or the intent of the rules that I have not yet met, please advise me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically, with some small part of the supporting data.

I would like to meet with you and present you with additional information to further substantiate my case.

Regards,



Fredrick P. Wilson

Att: Fidelity Letter verifying the date of purchase and continuous ownership.
Printout of individual page of my account for the GM stock, re-verifying the purchase date and continuous ownership, and its current value in excess of $2,000.
Stockholder Proposal: IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA


Fidelity
INVESTMENTS

December 12, 2005

Fredrick P Wilson
1305 Rollins St
Grand Blanc, MI 48439-5119

Dear Mr. Wilson:

On December 10, 2005, we received a call from you requesting a confirmation of stock that you purchased in your Fidelity Individual Account .

I am writing to confirm that you did purchase 100 shares of General Motors (GM) on August 17, 2004. The shares are still held in this account to-date.

Thank you for doing business with Fidelity Investments. If you have any questions, please call me at 800-544-6666.

Sincerely,

Abby L Huard
Senior Financial Specialist

Our file: W002433-10DEC05

Accounts & Trade > Portfolio > Positions > View Lots

INDIVIDUAL (acct # deleted)

View

- Balances
- Positions
- Orders
- History
- Tax Info (Year-to-Date)
- Statements/Records

Act

- Trade Stocks
- Trade Mutual Funds
- Trade Fixed Income
- Trade Conditional
- Trade/View Baskets
- Trade Extended Hours
- Transfer Money/Shares
- Update Accounts/Features

Account: Individual account of Fredrick P. Wilson

Position

As of 12/10/2005, 6:59am

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
GM	GENERAL MOTORS CORP	100.0000	$2,292.00	$4,163.00	-$1,871.00	-44.94%	Cash	Trade News Research

Position History Open Lots

The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period
08/17/2004	100.0000	$41.63	$2,292.00	$4,163.00	-$1,871.00	-44.94%	Long

Cost basis and unrealized gain/loss information does not reflect intra-day transactions, including trading activity. Fidelity provides cost basis and associated realized gain and loss information to you as a courtesy service. Such information may not reflect all adjustments necessary for tax reporting purposes. You should verify cost basis and corresponding gain/loss information provided by Fidelity

- Pay Bills

Analyze

- Portfolio Analysis
- Hypothetical Trade

against your own records when calculating reportable gain or loss resulting from a sale. You are solely responsible for the accuracy of cost basis and gain/loss information reported to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, Fidelity-provided cost basis and gain/loss information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the first-in, first-out (FIFO) method (for unrestricted securities other than open-end mutual funds) or the average cost-single category (ACSC) method (for open-end mutual funds). Consult your tax advisor for further information. Please note that holding period information provided by Fidelity does not reflect the "5-Year Long Term Capital Gains" classification, which took affect for certain tax payers on January 1, 2001.

If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

IMPROVE CAFE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 30+ years ($120 Billion+) to build mosques, Madrasses and Islamic centers in the US and globally. If Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Members of the Saudi Royal Family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda..

Whereas: Sheikh Kabbani stated to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. 2004 that 85% are preaching Wahhabism.

Whereas: Western Europe will be Islamic before 2100. They will be "an Islamist threat like the Nazis" to Eastern Europe and America.. The demographics for Canada state it will be Wahhabist Islamic before 2100 also. Shortly after Islam rules Europe, they will start a shooting was with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists.

Whereas: Saudi Arabia is not our friend or ally, and has not been since 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam.

Whereas: Since the Government of the US has abdicated its responsibility to protect and defend its citizens, it is incumbent that the citizens of the US start the effort to stop buying oil from Saudi Arabia immediately.

Resolved: That GM Corp. will petition the US Gov't. for radically improved CAFE standards for light duty trucks and cars. A standard of 30 mpg for light trucks and 33 for cars will be achieved by July 2007. The CAFE for light trucks and cars will be 35 mpg by July, 2008, and the CAFE rule will be 40 mpg for all GM vehicles by 2010.

Resolved: That GM will lead the effort to enroll the help of the US Gov't. and the auto industry in achieving Thomas Friedman's "moon shot" for cars that will free the US from the need for oil from these radical Islamist countries.

Resolved: That GM will lead the effort to spread this technology to Europe, India, China, Japan, and the world so that it can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran.

Resolved: That this is a win-win strategy for GM's stockholders and all Americans, Christians, Jews, and all others except the radicals.

F. P. Wilson 12/10/05

08FEB2006 RECEIVED

2006 FEB 13 PM 2: 14
Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439
Tel: (810) 694-6628

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to counter the filing by Anne T. Larin, General Motors Legal Staff (Exhibit A), requesting the omission of the revised proposal received on 12DEC2006 from Fredrick P. Wilson (included in Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA."

Ms. Larin states that General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

General Motors arguments in support of its position are unsupportable in fact or logical discussion.

In the paragraphs on Page two and three, the argument is made that determining the CAFE requirements for vehicles and lobbying the government are ordinary parts of the business. While that statement has some basis in fact, the request is to lobby the government for increased CAFE requirements, which has never been done before, as GM has consistently and strenuously lobbied for reduced or lesser CAFE requirements than anything the government or Congress has ever proposed, including the original CAFE requirements approved in the middle 1970s. Lobbying the US Government to adopt the proposed CAFE requirements would put GM on a level playing field with Ford, DaimlerChryler, Toyota, Honda, Nissan, etc. To not lobby the US Government and to just request GM to increase CAFE independent of the requirements on the other car companies would be deleterious to the best interests of GM and its stockholders.

As President Bush has stated, the War on Terrorism is the paramount issue of our times, and it will persist for many decades. It is paramount for us, the United States, to win the War on Terrorism. In the State of the Union speech, President Bush spoke of America's addiction to petroleum. Dramatically improving CAFE to help achieve this victory is an extraordinary requirement that has not been part of General Motor's normal

business practices. While it is somewhat difficult to chart changes to national and international policies, the War on Terrorism is an unfortunately stable part of our national and international policies for the foreseeable future.

Government CAFE standards are tracked and reported by GM to the government on a continuous and ongoing basis and have been so for 30 years. There have been years when GM has altered its production schedules for certain vehicles and engines in order to achieve the minimum CAFE required. This is part of GM and every auto company's daily data collection and business decision making. To meet increased CAFE requirements would not take any extra effort by stockholders to monitor, as GM automatically does this today. If the US Government's rules were changed to meet the requirements, the US Government would demand, as it does today, the appropriate data, and levy the appropriate fines if the requirements are not met. The US Government reports and the GM reports to the government that are already automatically generated could easily be included in the quarterly and annual reports. This is no greater level of micro-management than that which GM has already worked within for the last 30 years.

As a businessman who works within the auto industry, including 26 years for GM, and as an automotive engineer, I am well aware of the business, technical, and public policy group's requirements and considerations, including the technical feasibility of what I have recommended. In the 1970's, before GM could downsize vehicles or implement improved technologies, GM put smaller engines in vehicles and geared them differently to meet the mandated CAFE requirements. For example, GM replaced the 455 (7.4 liter) Cubic Inch V-8 that made 330 horsepower in the Buick LeSabre with a 3.31 rear gear with a 231 (3.8 liter) Cubic Inch V-6 that made 90 horsepower with a 3.08 rear gear. The mileage increased by roughly 50%. I could easily tell the managers and engineers at GM what engines with what gear ratios to put in which vehicles to achieve the standards. However, properly motivated, GM has plenty of very smart engineers who could figure this out for themselves, even if they are somewhat lacking in bright managers.

If I did not request specific achievable targets, then GM would have accused me of being vague and misleading, so what should I have proposed other than that which I know can be achieved without any requirement for sophisticated technical breakthroughs. Any unanticipated developments in technology would be icing on the cake.

That GM, as a part of its normal business, has not made concerns regarding terrorism part of that business, is an understatement, for if they knew enough about Saudi Arabia and the radical Wahhabi sect's teachings, they would have acted in the manner of this proposal long before this letter. If I had known enough, I would have made this proposal a year ago. I did attempt to informally motivate Mr. Rick Wagoner, Chairman and CEO, two years ago at Christmas by bequeathing him two books, [Hatred's Kingdom – How Saudi Arabia Supports the New Global Terrorism], by Dore Gold, former Israeli Ambassador to the United Nations (not an "obscure" author or book), and [The Two Faces of Islam – The House of Sa'ud from Tradition to Terror], by Stephen Schwartz, formerly an editorial writer for the Voice of America amongst other accomplishments

(also not an "obscure" author or book). These two books are a part of the knowledge that substantiates the claims regarding Saudi Arabia, the Wahhabi sect, and Islam that I make in my proposal.

That the second and third "resolutions" are less specific is a realization of reality. What the advanced technologies are that will be ultimately successful is, indeed, unknowable. What it will take in terms of monetary and other temporal resources is also unknowable. Under the correct motivation, GM has achieved every standard that has been placed in front of it for the last 40 years. These are safety, emissions, and CAFE requirements that GM lobbied strenuously against in every case. In every case it did use the same arguments that it is using against my proposal today. GM was wrong in every previous case, and it wrong again today.

If I had a better way to express Thomas Friedman's "moon shot" than how it is stated, I would have done so. GM's stockholders are smarter and more knowledgeable than GM gives them credit for. Per the proposal, I asked GM to "lead the effort." This is unambiguous and easily achieved. It is a part of Management 101 to understand what it is to lead an effort to achieve a goal, any goal. To argue otherwise is specious.

For Ms. Larin to state, as she does, at the bottom of Page 3, that "the recitals at the beginning of the proposal include many assertions of fact that are false as well as deeply offensive to many people" is to indeed make a statement that is unsupportable that borders on libel. The statement that Western Europe will be Islamic before 2100 was first made by Bernard Lewis to [Der Spiegel] in 2001.

"BERNARD LEWIS, WORLD-FAMOUS HISTORIAN AND EXPERT ON ISLAM, PREDICTED THAT EUROPE WILL BECOME ISLAMIC BY THE END OF THE CENTURY AS A RESULT OF EMIGRATION PATTERNS AND BIRTH RATES. ("AL-SHARQ", QATAR, 8/20/04).

Demographics is a mathematical science similar to the actuarial science. Given the facts on births, death, and populations, demographics can quite accurately predict the mathematical population future within the parameters of the analysis. That this is what will happen has been seconded by Victor Davis Hanson, from the Hoover Institute, and reconfirmed by Robert Spencer and numerous others that I am sure GM has never heard of (Mike Thompson, Bat Ye'or, Jamie Glazov, Lorenzo Vidino, Peter B. Martin, Rita Katz, Michail Kem, Armstrong Williams, Hugh Fitzergerald, Olivier Guitta, Daniel Pipes, Mark Steyn). That GM does not know the authors, websites, books, veracities, or facts and is unwilling to acquire sufficient knowledge to discuss this from a position of other than denial is not understandable in this day and age of the War on Terrorism. Exhibit B is an article by Mark Steyn, a regular contributor to "National Review", published in the Wall Street Journal Online, which is not an "obscure" website, regarding the demographic situation, titled "It's the Demography, Stupid – The real reason the West is in danger of extinction."

Tony Blankley is the Editorial Page editor for the "Washington Times", a weekly newspaper circulated nationally. It is, in his book, "The West's Last Chance", that he states that Western Europe will be "an Islamic threat like Nazis" to Eastern Europe and America. I do agree with Mr. Blankley.

The demographics that Canada will be Islamic are based upon CAIRs (Council for American-Islamic Relations) statement that the Muslim population will double every 10 years. Combine this with official Canadian population and growth statistics, throw in several different trial assumptions, and the data comes out the same every time. CAIR has already requested that Sharia law be implemented for Muslims in the provinces of Ontario and Quebec. Fortunately, Quebec turned them down flat, and Ontario did also, after it quibbled.

Both Tony Blankley's book and the statements by the blind Sheikh, Abdel Rahman, in espousing the Muslim Brotherhood's beliefs, the writings of al-Banna, the founder of the Muslim Brotherhood in the 1920's, and al-Qutb, his successor who was hung in 1954 for plotting to kill President Nassar of Egypt, are the basis for the statement regarding the probable shooting war. The Muslim Brotherhood did assassinate Anwar Sadat, the President of Egypt, in 1982. Abdel Rahman was the spiritual leader of that assassination and won his acquittal by arguing that the assassination was based on the teachings of the Holy Qur'an and the Hadiths (the collected statements of the Prophet Muhammad).

The statements that I have made are based on the knowledge I have acquired since 9/11. I have spent more time and energy studying this subject, trying to understand why they hate us, than I did for my undergraduate degree from Purdue and my Masters degree from Central Michigan University. Exhibit C is a bibliography that I made for another project. I have read every book on this list, including multiple versions of the Holy Quran. This is not a complete bibliography, but I would request that GM would know at least as much as I do before they discuss the subject in such an unknowledgeable fashion.

The quotation of the Staff Legal Bulletin No. 14B (CF) etc. as stated on Page 4 is a fine statement but is not germane to the discussion at hand. I am discussing Saudi Arabia, the Wahhabi Sects beliefs, and the adherents of that Wahhabi sect (that, by the way, provided all 19 of the 9/11 hijackers) that are still at large in the US and will be in the future. That the Wahhabi sect, as based upon the teachings of al-Wahhab 277 years ago and as espoused today by many Imams in Saudi Arabia, is founded on the radical teachings of Islam is a fact. That these teachings are based on Suras (chapters) of the Holy Quran, the Hadiths, and the traditions of Islam is a fact.

Exhibit D is the report from FreedomHouse noted in the proposal. It is forwarded by R. James Woolsey, President Clinton's first CIA Director. Mr. Woolsey is not "obscure". A comprehensive understanding of the knowledge stated within this document is necessary to understand the primary focus of this proposal and the rational for it.

The word "Taliban," as in the "Taliban leaders of Afghanistan before October, 2001", roughly translates as "students of a Wahhabi Islamic School". If this proposal impugns the character of some Islamofascists, that is an impugnation made with a factual foundation that should be made.

I would like to request that my "typo" in the third paragraph of the formal proposal, on line 4, where I state "…a shooting was with the US,…" be corrected to state " a shooting war with the US, ".

I urge you to inform the GM staff that my proposal is to be included in the proxy statement.

Sincerely yours,



Fredrick P. Wilson
GM Stockholder

Enclosures

cc: Anne T. Larin

Exhibit A



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 12, 2005 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. (Mr. Wilson's original submission is attached as Exhibit B.) The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA".

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the proposal is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, U.S. citizens should begin an effort to stop buying oil from Saudi Arabia immediately, and (presumably as part of that effort) General Motors should take the following actions:

> Resolved: That GM Corp. will petition the US Gov't for radically improved CAFE standards for light duty trucks and cars. A standard of 30 mpg for light trucks and 33 for cars will be achieved by July 2007. The CAFE for light trucks and cars will be 35 mpg by July, 2008, and the CAFE rule will be 40 mpg for all GM vehicles by 2010.
>
> Resolved: That GM will lead the effort to enroll the help of the US Gov't and the auto industry in achieving Thomas Friedman's "moon shot" for cars that will free the US from the need for oil from these radical Islamist countries.
>
> Resolved, That GM will lead the effort to spread this technology to Europe, India, China, Japan, and that world so that it can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran.

The proposal is focused on General Motors' ordinary business activities—communicating with lawmakers and regulators regarding appropriate product regulations, seeking support from the government and strategic partners for research and development of product technology, and marketing new technology. The Commission has stated that one of the principles underlying the exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). Lobbying activities or other involvement in the political or legislative process, particularly with regard to the company's products, is regarded by the Staff as ordinary business operations. See, e.g., International Business Machines Corporation (January 21, 2002); Niagara Mohawk Holdings, Inc. (March 5, 2001); Philip Morris Companies Inc. (February 17, 1998); Chrysler Corporation (February 10, 1992); GTE Corporation (February 10, 1992); Minnesota Mining & Manufacturing Co. (February 10, 1992). Similarly working with industry groups to set policy or jointly develop technology is part of the routine, mundane operations of a business such as General Motors.

Demonstrating the routine nature of the activities dealt with by the proposal, the proposal sets specific standards for fuel economy regulations at various points in the future. Determining what specific standards would be appropriate in the future is the responsibility of business, technical, and public policy groups within General Motors who study a number of factors, including the feasibility of various technical developments, the likely sales mix of vehicles to be sold by the Corporation, and political developments on the local, state, national, and international level. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". It would be undesirable for stockholders to commit General Motors to promoting specific CAFE standards to apply years in the future, regardless of possible unanticipated developments in technology, sales volumes, or national and international policies.

We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The current proposal, however, is clearly not based on environmental or health concerns, but cites concerns about terrorism instead. (In contrast, in Ford Motor Company (March 14, 2005) the Staff reviewed a proposal dealing with CAFE standards that linked its subject to global warming and corporate reputation for sensitivity to environmental issues.) The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002);

Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). Therefore, the routine, mundane nature of the activities covered by the proposal, like lobbying, should provide a basis for exclusion under Rule 14a-8(i)(7).

Similarly, the second and third "resolutions" are less specific and detailed than the resolution about CAFE standards, but their subject matter has been handled at General Motors for decades as part of the ordinary business of the Corporation in researching, developing, and marketing technology for using alternative fuels in vehicles, often with government support or as part of an industry consortium, both in the United States and through subsidiaries outside the United States, such as Adam Opel A.G. GM has developed and produced vehicles using electric batteries, ethanol fuel, hybrid power systems, and hydrogen fuel cells, as well as various technologies for improving fuel economy in internal combustion engines using gasoline. Recently GM announced agreements with other vehicles manufacturers in the United States and Europe to expand production and marketing of hybrid vehicles. All of these activities are part of GM's routine, day-to-day operations, closely related to other parts of the business of the Corporation, overseen by the Board of Directors, and not suitable for stockholder involvement. Accordingly, Rule 14a-8(i)(7) permits the omission of the proposal because the corporate activities that it would require are part of ordinary business matters.

To the extent that the second and third "resolutions" contemplate actions beyond the realm of ordinary business operations, it is not clear what is meant by "GM will lead the effort" or "achieving Thomas Friedman's 'moon shot'". "Moon shot" is clearly a metaphor but its concrete significance is not evidence, particularly for those who may not be familiar with Mr. Friedman's work (which is not described in the proposal). Stockholders considering how to vote on this proposal would have no guidance about what activities they would be directing the Corporation to carry out, and if the proposal were passed the Board and management of the Corporation would not be able to determine with any certainty what types of activities or degree of effectiveness would be necessary to satisfy the proposal (i.e., "so that it [the world] can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran"). The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved. See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998). Since neither stockholders nor GM's Board and management can be certain what "achieving Thomas Friedman's 'moon shot'" would entail, the proposal may be excluded under Rule 14a-8(i)(3).

Finally, the recitals at the beginning of the proposal include many assertions of fact that are false as well as deeply offensive to many people. For example, the third recital states:

> Whereas: Western Europe will be Islamic before 2100. They will be "an Islamist threat like Nazis" to Eastern Europe and America. The demographics for Canada state that it will be Wahhabist Islamic before 2100 also. Shortly after Islam rules Europe, they will start a shooting was [sic] with the US, and we will have a large segment of radical

Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists.

The proponent's original submission includes footnotes for some of the assertions, which largely cite websites and publications with limited circulation. In fact, only the second recital appears to provide facts that are supported by a relatively reliable foundation. The remainder of the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that the entire proposal or at least all of the recitals except for the second may be omitted under Rule 14a-8(i)(3).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

EXHIBIT A

Anne Lavin
Susan Colby

FAX COVER SHEET

04DECEMBER2005

FROM: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119

TO: SECRETARY
GENERAL MOTORS CORPORATION
MAILCODE: 482-C38-B71
300 RENAISSANCE CENTER
P.O. BOX 300
DETROIT, MICHIGAN 48265-3000

FAX NUMBER: 313-667-3166

SUBJECT: STOCKHOLDER PROPOSAL

Dear Sir &/or Mme.,

Attached is a cover letter for my stockholder proposal, the proposal itself, and some footnote support documentation noted in the proposal.

Number of Pages:

Fax Cover Sheet:	1 page
Stockholder Proposal Cover Letter:	1 page
Stockholder Proposal plus footnotes:	5 pages
Footnote Support Document Titled "CAIR Desires an Islamic America Under Sharia Law":	5 pages

TOTAL NUMBER OF PAGES, INCLUDING COVER SHEET: 12

Regards,

Fredrick P. Wilson
Fredrick P. Wilson

December 03, 2005

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Secretary
General Motors Corporation
MailCode 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2006 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mmes:

Attached is my stockholder proposal. I own 100 shares of General Motors common stock in my Individual Investor Account with Fidelity Investments;

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

I would like to meet with you and present you with additional information to further substantiate my case.

Regards,



Fredrick P. Wilson

Att: Stockholder Proposal: FORD NEEDS TO IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA
Supporting document for footnote to Stockholder Proposal: CAIR Desires an Islamic America Under Sharia Law

Stockholder Proposal by Fredrick P. Wilson, Owner of 100 shares of GM common stock

GENERAL MOTORS NEEDS TO IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia and the Wahhabi Sect of Islam that the House of Saud is married to are teaching hatred of Americans, democracy, Christians, and Jews and other infidels with written material, mostly in Arabic, in American mosques, madrasses, and Islamic centers. The report that verifies this can be downloaded at www.freedomhouse.org/religion. It is 90 pages long. They are also teaching their Jihad (Holy War) philosophy and the philosophy that supports the suppression of women.[1]

Whereas: Saudi Arabia has been spending between $3 Billion (official records) and $4 Billion (estimates) per year for 30+ years ($90 Billion to $120 Billion) to build mosques, madrasses, and Islamic centers in the US and globally within which to preach the hatred that the radical Wahhabi Sect of Islam has for all non-Muslims and non-Sharia based governments.[2,3] Of the over 1200 mosques and Islamic centers that have been put up in America, 80% were built with Saudi money and the other 20% with Iranian money.[4] This also allowed the Wahhabi Sect of Saudi Arabia to build and control 210 Islamic centers, 1,500 mosques, 2,000 schools, and 200 colleges in non-Muslim countries alone.[5]

Whereas: If Saudi Arabia is preaching hatred of Americans in America, then the hatred that is being preached in Canada, Europe, South America, the Middle East, North Africa, and Central and Southeastern Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. They must also still be preaching hatred within Saudi Arabia, despite their protestations.

Whereas: A Saudi Arabian government official on Iqra TV has stated "All Muslims Must Support Jihad – Send Money to the Saudi Committee for Support of the Al-Quds Intifada, Account No.98." as recently as 29AUG2005.[6] This means Saudi Arabia is still funding terrorism. Members of the Saudi Royal Family, some charities that are run through Saudi mosques, and some private Saudi individuals are still funding al-Qaeda.[7]

Whereas: Sheikh Mohammad Hisham Kabbani stated to the State Department in 1999 that 80% of the mosques in the US had been radicalized and were preaching the Islamofascist Wahhabi Sect of Islam's beliefs. After 9/11 Sheikh Kabbani refused to retract his statement even though he was under intense pressure by the radical Saudi Wahhabi groups in the US to do so.[8] Representative Paul King of New York, a member of the House Select Committee on Homeland security stated several times and as recently as February, 2004 that 85% of the Mosques are preaching the radical Wahhabi brand of Islamofascism.[9,10]

Whereas: Some of the mosques in America are preaching hatred in Arabic, and then lying in English to fool the local residents and guests during open houses.[11]

Whereas: It is approved behavior within Islam and within Islamic teachings and tradition to lie to non-Muslims to advance the cause of Islam. It is also approved behavior (*Kitman*) to tell only a small portion of the truth to non-Muslims, with intention to mislead, in order to advance the cause of Islam.[12]

Whereas: Western Europe (Sweden, Germany, France, Spain, Portugal, Italy, Austria, Belgium, Holland, Denmark, and Great Britain) will be Islamic countries before 2100, due to the demographic changes in Europe. They will be controlled by the radical Muslim Brotherhood in conjunction with the Wahhabi Sect of Islam and al-Qaeda, and will be "an Islamist threat like the Nazis"[13] to Eastern Europe and America.

Whereas: The demographics for Canada indicate that Canada too will be an Islamic country before 2100 and will be run by the radical Islamofascist Wahhabi Sect.[14]

Whereas: Most major Muslim organizations in the USA practice the Wahhabi Sect and are trying to impose Islamic culture upon the United States.[15]

Whereas: The leaders of CAIR, current and recently retired, have formally stated that they would like the US to become an Islamic country. Islam does not come without Sharia law, which is the law of Muslim men, by Muslim men, for Muslim men, no women, Christians, Jews, or any non-Muslims need apply. This will mean the Bill of Rights and several other parts of the US Constitution will need to be radically amended or deleted.[16]

Whereas: The Muslim Pledge of Allegiance used by the New Horizons Islamic School in Pasadena, whose curriculum is planned by the Board of Islamic and Arabic Education, is found at http://www.biae.net/pledge.html, and states: "As an American Muslim, I pledge allegiance to Allah and His Prophet, I respect and love my family and my community, and I dedicate my life to serving the cause of truth and justice. As an American citizen, with rights and responsibilities, I pledge allegiance to the flag of the United States of America And to the republic for which it stands, one nation, Under God, indivisible, with liberty and justice for all". This pledge by the radicals pledges allegiance to Allah first, his Prophet, Muhammad second, "my family and community" third (my community means the global Muslim Community, known as the Ummah), then the cause of justice and truth as Muslims see it, then defense of the Muslims rights (per our constitution and laws) and "*responsibilities*" under those laws(defined by them). *Finally, in sixth place*, is the actual pledge of allegiance as the citizens of this country have known it for many decades. This is an example of the quiet hatred our money for Saudi oil is buying.[17] My E-mails to the Department of Education confirmed that the Blue Ribbon for Excellence award was granted to this school.

Whereas: Most Arabic terrorists are Saudi Arabians, including the foreign fighters in Iraq. They are also the idle sons of the middle class with no need to work for a living due to oil money.[18]

Whereas: Saudi Arabia is not our friend or ally. They have not been our friend or ally since at least 1979. They will not change. They will not become moderate until they renounce the radical teachings of al-Wahhab and prove that in a verifiable manner; that is other than their lying to the USA some more. This is extremely unlikely as long as they follow the radical teachings that are contained in the Holy Qur'an, the Hadith, and the traditions of Islam. The Holy Qur'an, Islam's revealed text, states hatred for Jews, Christians, and all non-Muslims, and that Christians and Jews are to be fought until subdued, afterwhich they are treated as 2nd class *Dhimmi*, or "untermenschen". This is corroborated by the actual practice of Islam by Muslims throughout history up to and including today. See Suras 9:29, 9:50:, 8:12-16, 2:191–193, 9:123, 5:33, 47:4, 3:85, 8:38-39, 9:33, 8:1, 8:41, 8:69, 47:4, 3:28, 5:51, 9:23, 2:244, 4:89, 2:216, 61:9, 9:73-74, 8:67, 5:13, 5:78, 7:166, 5:60, 2:65, 5:82, 2:120, 5:64, 9:30, 3:28, 3:118, 9:28, 4:47.[19] Tashbih Sayyid, publisher of "Muslim World Today", has stated "My whole life is devoted to one end: to make the Muslims understand that their theology needs to be reformed and reinterpreted. Anybody who thinks that there's nothing wrong with their theology is either a blind person or an apologist. There are many things in Muslim Scripture that need to be reshaped and reframed and reinterpreted, so that they cannot be used by terrorists to justify bombings and honor killings."[20]

Whereas: Shortly after the radical Islamists take over Europe, including Britain, and Canada, a shooting war with America will probably follow. The Islamists will have the Islamic population of all of these countries, as none of them will be occupied, such as France was by Germany in 1940, and all of Europe's industry, conventional military, and nuclear weapons and delivery systems with the addition of platforms in Canada along a 4,000 mile border to attack the US with and from. The US will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active rebellious 5th column for the Islamofascists. The shooting war will not favor the United States.

Whereas: Since President Bush and Vice-President Cheney have been lied to and played for fools by the Saudis since 9/11, and the Government of the United States has abdicated its responsibility to protect and defend its citizens, it is incumbent that the citizens of the United States, including the captains of industry, initiate the effort to stop buying oil from Saudi Arabia in the immediate future. Without money, the teaching of hatred and the expansion of the radical Islamic network will be effectively and convincingly slowed down.

Resolved: That General Motors Corporation will petition the US Government and Congress for radically improved CAFE standards for light duty trucks and cars. That General Motors Corporation will be the unflagging leader of this effort within the Industry. A standard of 30 mpg will be achieved by July 2007 by putting significantly smaller engines geared properly into all GM light duty trucks and SUVs and crossovers. These vehicles would carry and tow the same loads, just more slowly and with better mileage. There is no requirement that trucks performing work accelerate like GTOs. This is the same methodology that was used to increase mileage in the mid 1970's until redesigned vehicles were available. A standard of 33 mpg will be achieved for GM cars

via the same methodology. A CAFE that is a level playing field for all vehicle manufacturers that sell in the US is eminently achievable.

Resolved: That the CAFE for GM light duty trucks and cars will become the same at 35 mpg by July of 2008, and that the CAFE requirement will be 40 mpg for all GM vehicles by 2010.

Resolved: That GM will lead the effort to enroll the assistance of the Administration and Congress and the rest of the automotive industry in exploring and achieving what Thomas Friedman calls the "moon shot" for automobiles that will finally free the United States from the requirement for oil, whether from these radical Islamist countries or elsewhere.

Resolved: That GM will lead the effort to spread this technology to Europe, India, China, Japan, and the rest of the world so that the entire world can be freed from supporting terrorism and the terrorist states of the Middle East, especially Saudi Arabia and Iran.

Resolved: That this strategy is in the best interests of GM's stockholders in the short term, and that it is the only viable long-term strategy. The future of winning the non-oil based transportation system will be the best possible future for all GM stockholders in the long term.

Resolved: That this is a win-win strategy for GM's stockholders and all Americans, all believers in democracy, all Christians, all Jews, all of other faiths or of no faith, and even all moderate Muslims. That this strategy will be adapted by the Board of Directors and all of GM's stockholders.

Fredrick P. Wilson 03DEC2005

[1] "Stop Saudi Islamic Fundamentalist Schools in USA" by American Congress for Truth, 05SEP2005

[2] "Hearts, Minds, and Dollars", by David E. Kaplan, USNews, 25APR2005

[3] "Preachers of Hate", by Kenneth R. Timmerman, p. 144

[4] "The Al-Qaeda Connection", by Paul L. Williams, p. 178

[5] "What It Takes – If we are to win the War on Terror, we must do far more" by Alex Alexiev, 07NOV2005, National Review

[6] "Saudi Arabia/Jihad & Terrorism" by ACT, 21SEP2005 from Memritv.org

[7] Frank J. Gaffney, author of "War Footing: 10 Steps America Must Take to Prevail in the War for the Free world", on Fox News

[8] Timmerman, IBID, pp268-272, "Militant Islam Reaches America" by Daniel Pipes, p 123

[9] Williams, IBIB, p 177

[10] Jihad Watch, Robert Spencer, 13FEB2004

[11] "Jihad Comes to Small Town USA", by Laura Mansfield, 18APR2005, www.lauramansfield.com

[12] "The Politically Incorrect Guide to Islam" by Robert Spencer, p.81, supported by "Islam and Terrorism" by Mark A. Gabriel, PH.D., pp 91-95.

[13] "An Islamist threat like the Nazis" by Tony Blankley of The Washington Times, part 1 of 3 parts regarding his book, The West's Last Chance"

[14] Mathematical extrapolation by F. P. Wilson of CAIR E-mail 19AUG05 stating the Muslim population of Canada is to double in 10 years, and the results if it keeps doubling every 10 years

[15] "An Activist's Guide to Arab and Muslim Campus and Community Organizations in North America" by Stephen Schwartz, published by www.FrontPageMagazine.com on 26MAY2003.

[16] "CAIR Desires An Islamic America Under Sharia Law" by F. P. Wilson14NOV2005, cc included which has the voluminous footnotes to support this statement

[17] "Islamist School Wins Dept of Education Award" by Beila Rabinowitz, Militant Islam Monitor, 21OCT2005 at http://www.militantislammonitor.org/article/id/1169

[18] "Terrorists: Swimming in Saudi Money", by Lt. Col. Gordon Cucullu, in www.Frontpagemag.com from ACT 22NOV2005
"Disinformation", by Richard Miniter, Chapter Myth#16, pp. 125-134

[19] "The Meaning of The Holy Qur'an" translation and notes by Abdullah Yusuf Ali
"The Noble Qur'an" translated by Dr. Muhammad Taqi-ud-Din Al-Hilali and Dr. Muhammad Muhain Khan

[20] "Patriotic, Peaceful Muslims" by Robert Spencer, "Human Events", 07APR2005

CAIR DESIRES AN ISLAMIC AMERICA UNDER SHARIA LAW

The leaders of CAIR (Council on American-Islamic Relations) have publicly stated the following:

1) CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam...Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."[1] (very similar to what Osama bin-Laden said in 2003)

2) CAIR spokesman Ibrahim Hooper: "I wouldn't want to create the impression that I wouldn't like the government of the United States to be Islamic sometime in the future. But I'm not going to do anything violent to promote that. I'm going to do it through education".[2]

3) CAIR spokesman Ibrahim Hooper: "CAIR does not support these groups publicly." (Comments on CAIR's record of supporting Hamas, Hezbullah and other Islamic terrorist groups.)[3]

4) Ghazi Khankan, CAIR spokesperson: "I bring you salaams and greetings from the Mujahadeen at CAIR".[4]

5) Nihad Awad, CAIR Executive Director: "I am in support of the Hamas movement."[5]

6) Board Member Siraj Wahaj is included on a list of "un-indicted persons who may be alleged as co-conspirators in the United States versus Omar Ali Abdel Rahman" by Mary Jo White, US Attorney for the Southern District of New York, February 2, 1995 for the 1993 bombing of the World Trade Center. He was a character witness for the defense of Abdel Rahman, the blind Sheikh who was the main Instigator and Promoter of the Assassination of President Anwar Sadat in 1981, and who was convicted of Conspiracy to blow up bridges and tunnels in New York in 1994.

A quote from Abdel Rahman in 1993:

"There is no solution for our problems except jihad for the sake of God....There's no solution, there's no treatment, there's no medicine, there's no cure except with what was brought by the Islamic method which is jihad for the sake of God....No, if those who have the right to have something are terrorists then we are terrorists. And we welcome being terrorists. And we do not deny this charge to ourselves. And the Koran makes it, terrorism, among the means to perform jihad in the sake of Allah, which is to terrorize the enemies of God and who are our enemies, too....They say that he who has done his job during the day in order to go to the mosque has performed jihad. What is this? This is distortion to the subject of jihad. Praying, listening, jihad? Coming to the mosques is a good work. And group praying is just praying. Jihad is fighting the enemies. Fighting the enemies for God's sake in order to raise them high in his word....We don't fight the enemies unless we have guns, tanks and airplanes equal to those of the Soviet Union."[6]

"We have to be terrorists.....The great Allah said, 'Against them make ready your strength to the utmost of your power including steeds of war, to strike terror [into the hearts of] the enemies of Allah and your enemies.'"

Sheikh Omar Abdel Rahman, speaking at a mosque in Los Angeles, December 1992[7]

Can you imagine any American being a character witness for the blind Sheikh? CAIR believes that Siraj Wahhaj is a valued board member.

"A little over a year later (from June, 1991), addressing an audience of New Jersey Muslims, the same Wahaj articulated a rather different vision from his mild and moderate invocation in the House (of Representatives). If only Muslims were more clever politically, he told his New Jersey listeners, they could take over the United States and replace its constitutional government with a caliphate. 'If we were united and strong, we'd elect our own emir (leader) and give allegiance to him.[T]ake my word, if 6-8 million Muslims unite in America, the country will come to us.' "[8]

"One of them, Siraj Wahaj, appeared as a defense witness in their trial (World Trade Center Bombing). In a recorded speech at a mosque, Mr. Wahaj declared that 'one of the most diabolical plots ever in the annals of history, in my estimation, has been the war in the Persian Gulf. It was a plan, and believe me, it is a part of a larger plan, to destroy the greatest challenge to the Western world, and that's Islam. I see the demise of the soviet Union as a sign for the American people that what happened in the Soviet Union will definitely happen in America unless America changes its course from the new world order and accepts the Islamic agenda.' "[9]

In September 1991, Wahaj stated the following:
" And he [Allah] declared 'Whoever is at war with my friends, I declare war on them. 'Who is a friend of Allah? [He chants a passage in Arabic] Allah. Your true friend is Allah, the messenger, and those who believe. Americans and Canadians. Hear it well. Hear what I'm telling you well. The Americans are not your friends, hear what I'm telling you, hear it well. The Canadians are not your friends, hear what I'm telling you, hear it well. The Europeans are not your friends. Your friend is Allah, the Messenger and those who believe. These people will never be satisfied with you until you follow their religion. They will never be satisfied with you "[10]

"I have a vision in America, Muslims owning property all over, Muslim businesses, factories, halal meat, supermarkets, all these buildings owned by Muslims. Can you see the vision? Can you see the Newark International Airport and the John Kennedy Airport and the LaGuardia having Muslim fleets of planes and Muslim pilots? Can you see our trucks rolling down the highways [with] Muslim names? Can you imagine walking down the streets of Teaneck [New Jersey] and seeing three Muslim high schools, five Muslim junior high schools, and fifteen [Muslim elementary] schools? Can you see the vision? Can you see young women walking down the streets of Newark, New Jersey, with long flowing hijab and long dresses? Can you see the vision of an area of no crime, controlled by the Muslims?"

Siraj Wahhaj[11]

What the above means is that they would like to have Islamic Law, the Sharia, replace our constitution. Sharia law is a government "of Muslim men, by Muslim men, for Muslim men". Women, gays, Christians, Jews, Hindus, Buddhists, atheist, animists, any other religion or

lack thereof need not apply. Police in Dearborn and Hamtramck, Michigan (45 minutes down I-75 from where I live) where there is an Arab Muslim majority (in Hamtramck) and the largest concentrations of Muslims in the USA, mostly US citizens, receive frequent complaints of screaming and curses and the sounds of beatings next door. When they investigate, it is a Muslim family (almost exclusively), and the woman appears battered with visible bruises on their face (every other part of their body is covered up), but no complaint is ever filed, and the woman says they tripped and fell down the stairs. This is without the Sharia in effect in the US. My sources are police officers, and they have requested anonymity.

On 9/11/2001 in Hamtramck thousands of US Citizens paraded in the streets and cheered the downfall of the twin towers, chanting Allahu Akbar! These crowds quickly broke up when police appeared minutes after they started. In schools with Islamic majorities, on 9/11/2001, US Citizens in the 4th through 12th grades stood up in class and cheered after viewing video of the downfall of the twin towers. These incidents in school were also rather brief after the horrified teachers turned off the TV feed and sat everyone back down. My sources are teachers and police officers that have requested anonymity. To my knowledge, these incidents were never reported in any medium. In northern Virginia, schools with significant numbers of Muslim students were sent home at noon, as the Muslim students were strutting around and yelling to each other of their approval for the fall of the two towers and the hit on the Pentagon.[12] In November 2004, US Citizens, Muslims, in Dearborn held an anti-America, anti-Israel demonstration, with several women carrying large signs with the face of the Ayatollah Khomeini, who held US Diplomats hostage in Iran for 444 days in 1979/80 and stated the US was the "Great Satan".[13]

CAIR files lawsuits at the drop of a hat and has truncated any honest discussion of Islam. "There's no doubt that CAIR understands this, notes National Review's John Derbyshire, "They have Saudi Oil money behind them and finance is not issue at all to them. They essentially have infinite funds. They will shut up everyone. On the topic of Islam, free speech is dead."

In the article "1,400 Years of Islamic Aggression: An Analysis" and the recommended book "The Myth of Islamic Tolerance" Edited by Robert Spencer it is revealed that under Sharia law, Muslim men will legally own guns, but no one of any other religion will be allowed to own any guns. If the US, or even any large governing body, such as Washington, DC or Virginia, ever have Muslim majorities, they will implement the Sharia as best they can under the US Constitution, legislating now and arguing it in court later. They will try to confiscate all guns except those owned by Muslims, and the Muslim men will acquire handguns and rifles against which no Christian or Jew or agnostic or atheist or Hindu or Buddhist or woman or gay or anything will have a defense, as Muslims can then terrorize Christians et alia with no penalty under Sharia Law. In effect, it will be like the Jim Crow laws in the southern states 70 years ago, except this divide is based on religion and gender. Again, the legal niceties will be argued in court later, and all of the violence will be blamed on small radical minorities, rather than the large group of Muslim leaders and supporters, quiet or otherwise, and the problems of Islam itself.

You can acquire a new Holy Qur'an from CAIR free by going to the website http://www.cair-net.org/explorethequran/. You may have a significant waiting time, as per CAIR this item was backordered after the first 15,000 or so were delivered. Or acquire a translation from a bookstore or online vendor. A translation of the Holy Qur'an with notes is a useful item

to verify anyone's quotes from the Holy Qur'an for context and accuracy, including those herein provided. As there are a dozen or so translations available, the two that I recommend are the CAIR provided one, which is "The Meaning of The Holy Qur'an" by 'Abdullah Yusuf 'Ali, which was the Saudi Arabian approved and promoted version until replace by my primary recommendation, "The Noble Qur'an", translated by Dr. Muhammad Taqi-ud-Din Al-Hilali and Dr. Muhammad Muhsin Khan.[14] If you go to an open house at the Flint Mosque, north of Swartz Creek, they will give you a yet different translation.

I would not necessarily recommend reading the try to read the entire Qur'an. I have, several times, and it is a struggle. Some people think it is like reading the Bible; I disagree with that, having reread the Bible (New Testament) several times since 9/11. I agree with those that believe that the Holy Qur'an reads similar to a conversation between two people, with only one rambling side recorded and presented therein.

Included herein is Osama bin-Ladin's letter of 24NOV2002. I include this solely to show you that once you have learned enough about Islam, the Holy Qur'an, the Hadith (sayings of Mohammad) and Islamic traditions, you can read this speech and the quotes from the Holy Qur'an that are in it and the references to Islamic traditions that show that Osama has properly and absolutely correctly utilized in context quotations from these documents to bolster his case. Moderates have a great deal of trouble refuting Osama, al-Zarqawi, and all other radical Islamists because they must then criticize the Qur'an, the Hadith, the Prophet Muhammad, and the traditions of Islam, which is heresy, and that is number one and number two of the three major transgressions within Islam. Heresy is punishable by death in most Islamic countries. Because of the moderates difficulty in refuting Osama they make general statements about opposing terrorism, which Muslims know are meaningless for them because their cause is validated by the Qur'an. Besides their difficulty in specifically refuting Osama, they also fear for their own wellbeing, for they may end up like the Dutch filmmaker Van Gogh: dead.

As related above, heresy against the Holy Qur'an, the literal word of Allah, or against Allah, is the greatest sin within Islam. Heresy against the Prophet Muhammad and/or his teachings, the Hadith, is the second greatest sin within Islam. The third great sin is apostasy against Islam. Once anyone is a Muslim, leaving Islam for any other religion or for any reason at all is punishable by death in most Muslim countries, either formally under the Law, as in Saudi Arabia and Pakistan, or informally through physical vigilanteism and murder. At an evangelical Christian meeting in Falls Church, Virginia this past summer (2005), two women who were American Islamic Apostates voiced their fears due to their apostasy, including a fear of being murdered.[15] Islam will be the death of freedom of religion and speech in the Untied States, and anywhere else it is the dominant force, using either physical or political domination.

Freedom of speech, when it comes to entering ideas into the great marketplace of free debate, is something that Islam itself decries, as the Holy Qur'an orders against questioning Allah, the words of Allah as written in the Holy Qur'an, and his prophet, Muhammad. Radical Islamists, as I put the leaders of CAIR into that category, have morphed that into any criticism of Islam, no matter how valid and factual. They cannot stand to have the light of publicity shined onto their basic documents and traditions, and their resulting actions, and this is knowledge that is necessary for anyone to have to make up their own mind, freely, with no hidden facts.

thw 14NOV2005

[1] Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon Valley Herald, July 4, 1998
[2] John Perazzo, "Hamas and Hizzoner," FrontPageMagazine.com, March 5, 2003
[3] ajwhitehead@anti-cair-net.org 13nov2005
[4]. ibid
[5] Dhimmi Watch, Feb 28, 2005: D. C. Watson: CAIR's Perpetual Twists and Turns
[6] Sheikh Omar Abdel Rahman, quoted in Benjamin and Simon, "The Age of Sacred Terror", pp 16-17
[7] "The Al Qaeda connection" by Paul L. Williams p171
[8] Excerpts from: "The Danger Within" by Dr. Daniel Pipes (http://www.danielpipes.org/article/77)
[9] "Stop Aid and Comfort for Patrons of Terror" by Steven Emerson (http://www.freeman.org/m_online/sep96/emerson.htm)
[10] http://www.frontpagemag.com/articles/ReadArticle.asp?ID=7098
[11] "The Al Qaeda connection" by Paul L. Williams p171
[12] "Preachers of Hate" by Kenneth R. Timmerman, p. 9
[13] "The Politically Incorrect Guide to Islam (and the Crusades)" by Robert Spencer, p. 190
[14] Assessing Qur'anic Translations" by Khaleel Mohammed in the Middle East Quarterly, Spring 2005.
[15] "When Muslims Convert" by Daveed Gartenstein-Ross in Commentary Magazine 2005

EXHIBIT B

12/14/05 [illegible]

RECEIVED

DEC 14 2005

OFFICE OF SECRETARY
DETROIT

December 12, 2005

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Secretary
General Motors Corporation
MailCode 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2006 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mmes:

Attached is my stockholder proposal. I own 100 shares of General Motors common stock, purchased on August 17, 2004,and currently valued in excess of $2,000, in my Individual Investor Account brokered by Fidelity Investments. The contact person per the attached letter is Ms. Abby L. Huard, Senior Financial specialist, Fidelity Brokerage Services LLC, Two Contra Way, Merrimack, NH 03054, PH# 800-544-6666, Fidelity File # W002433-10DEC05. Also attached is the printout of the individual page for the GM stock that I do own, with the account # exorcised from both documents.

I do intend to continue to own these shares for many more years, which is, indeed, continuing on well beyond the date of the meeting, and to prosper from them.

I do hope you fully review and approve my proposal. It is 495 words long per Microsoft Word, Version 10, which is less than the 500 words maximum length per Question 4 of the Rules you enclosed to me. This length resulted in the removal of my footnotes. I hope you kept my first, too long, submission, for any of the Directors that may have more questions.

If you have any questions or concerns, please contact me at your earliest opportunity. If there are any additional requirements to meet the letter or the intent of the rules that I have not yet met, please advise me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically, with some small part of the supporting data.

I would like to meet with you and present you with additional information to further substantiate my case.

Regards,



Fredrick P. Wilson

Att: Fidelity Letter verifying the date of purchase and continuous ownership.
Printout of individual page of my account for the GM stock, re-verifying the purchase date and continuous ownership, and its current value in excess of $2,000.
Stockholder Proposal: IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA



December 12, 2005

Fredrick P Wilson
1305 Rollins St
Grand Blanc, MI 48439-5119

Dear Mr. Wilson:

On December 10, 2005, we received a call from you requesting a confirmation of stock that you purchased in your Fidelity Individual Account .

I am writing to confirm that you did purchase 100 shares of General Motors (GM) on August 17, 2004. The shares are still held in this account to-date.

Thank you for doing business with Fidelity Investments. If you have any questions, please call me at 800-544-6666.

Sincerely,

Abby L Huard

Abby L Huard
Senior Financial Specialist

Our file: W002433-10DEC05

Accounts & Trade > Portfolio > Positions > View Lots

INDIVIDUAL (acct # deleted)

View

- Balances
- Positions
- Orders
- History
- Tax Info (Year-to-Date)
- Statements/Records

Act

- Trade Stocks
- Trade Mutual Funds
- Trade Fixed Income
- Trade Conditional
- Trade/View Baskets
- Trade Extended Hours
- Transfer Money/Shares
- Update Accounts/Features

Account: Individual account of Fredrick P. Wilson

Position

As of 12/10/2005, 6:59am

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
GM	GENERAL MOTORS CORP	100.0000	$2,292.00	$4,163.00	-$1,871.00	-44.94%	Cash	Trade News Research

Position History [Open Lots]

The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period
08/17/2004	100.0000	$41.63	$2,292.00	$4,163.00	-$1,871.00	-44.94%	Long

Cost basis and unrealized gain/loss information does not reflect intra-day transactions, including trading activity. Fidelity provides cost basis and associated realized gain and loss information to you as a courtesy service. Such information may not reflect all adjustments necessary for tax reporting purposes. You should verify cost basis and corresponding gain/loss information provided by Fidelity

- Pay Bills

Analyze

- Portfolio Analysis
- Hypothetical Trade

against your own records when calculating reportable gain or loss resulting from a sale. You are solely responsible for the accuracy of cost basis and gain/loss information reported to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, Fidelity-provided cost basis and gain/loss information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the first-in, first-out (FIFO) method (for unrestricted securities other than open-end mutual funds) or the average cost-single category (ACSC) method (for open-end mutual funds). Consult your tax advisor for further information. Please note that holding period information provided by Fidelity does not reflect the "5-Year Long Term Capital Gains" classification, which took affect for certain tax payers on January 1, 2001.

If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

IMPROVE CAFE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 30+ years ($120 Billion+) to build mosques, Madrasses and Islamic centers in the US and globally. If Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Members of the Saudi Royal Family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda..

Whereas: Sheikh Kabbani stated to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. 2004 that 85% are preaching Wahhabism.

Whereas: Western Europe will be Islamic before 2100. They will be "an Islamist threat like the Nazis" to Eastern Europe and America.. The demographics for Canada state it will be Wahhabist Islamic before 2100 also. Shortly after Islam rules Europe, they will start a shooting was with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists.

Whereas: Saudi Arabia is not our friend or ally, and has not been since 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam.

Whereas: Since the Government of the US has abdicated its responsibility to protect and defend its citizens, it is incumbent that the citizens of the US start the effort to stop buying oil from Saudi Arabia immediately.

Resolved: That GM Corp. will petition the US Gov't. for radically improved CAFE standards for light duty trucks and cars. A standard of 30 mpg for light trucks and 33 for cars will be achieved by July 2007. The CAFE for light trucks and cars will be 35 mpg by July, 2008, and the CAFE rule will be 40 mpg for all GM vehicles by 2010.

Resolved: That GM will lead the effort to enroll the help of the US Gov't. and the auto industry in achieving Thomas Friedman's "moon shot" for cars that will free the US from the need for oil from these radical Islamist countries.

Resolved: That GM will lead the effort to spread this technology to Europe, India, China, Japan, and the world so that it can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran.

Resolved: That this is a win-win strategy for GM's stockholders and all Americans, Christians, Jews, and all others except the radicals.

F. P. Wilson 12/10/05

Exhibit B


OpinionJournal
from THE WALL STREET JOURNAL Editorial Page

THE CENTURY AHEAD

It's the Demography, Stupid

The real reason the West is in danger of extinction.

BY MARK STEYN

Most people reading this have strong stomachs, so let me lay it out as baldly as I can: Much of what we loosely call the Western world will not survive this century, and much of it will effectively disappear within our lifetimes, including many if not most Western European countries. There'll probably still be a geographical area on the map marked as Italy or the Netherlands--*probably*--just as in Istanbul there's still a building called St. Sophia's Cathedral. But it's not a cathedral; it's merely a designation for a piece of real estate. Likewise, Italy and the Netherlands will merely be designations for real estate. The challenge for those who reckon Western civilization is on balance better than the alternatives is to figure out a way to save at least some parts of the West.

One obstacle to doing that is that, in the typical election campaign in your advanced industrial democracy, the political platforms of at least one party in the United States and pretty much all parties in the rest of the West are largely about what one would call the secondary impulses of society--government health care, government day care (which Canada's thinking of introducing), government paternity leave (which Britain's just introduced). We've prioritized the secondary impulse over the primary ones: national defense, family, faith and, most basic of all, reproductive activity--"Go forth and multiply," because if you don't you won't be able to afford all those secondary-impulse issues, like cradle-to-grave welfare.

Americans sometimes don't understand how far gone most of the rest of the developed world is down this path: In the Canadian and most Continental cabinets, the defense ministry is somewhere an ambitious politician passes through on his way up to important jobs like the health department. I don't think Don Rumsfeld would regard it as a promotion if he were moved to Health and Human Services.

The design flaw of the secular social-democratic state is that it requires a religious-society birthrate to sustain it. Post-Christian hyperrationalism is, in the objective sense, a lot less rational than Catholicism or Mormonism. Indeed, in its reliance on immigration to ensure its future, the European Union has adopted a 21st-century variation on the strategy of the Shakers, who were forbidden from reproducing and thus could increase their numbers only by conversion. The problem is that

secondary-impulse societies mistake their weaknesses for strengths--or, at any rate, virtues--and that's why they're proving so feeble at dealing with a primal force like Islam.

Speaking of which, if we are at war--and half the American people and significantly higher percentages in Britain, Canada and Europe don't accept that proposition--than what exactly is the war about?

We know it's not really a "war on terror." Nor is it, at heart, a war against Islam, or even "radical Islam." The Muslim faith, whatever its merits for the believers, is a problematic business for the rest of us. There are many trouble spots around the world, but as a general rule, it's easy to make an educated guess at one of the participants: Muslims vs. Jews in "Palestine," Muslims vs. Hindus in Kashmir, Muslims vs. Christians in Africa, Muslims vs. Buddhists in Thailand, Muslims vs. Russians in the Caucasus, Muslims vs. backpacking tourists in Bali. Like the environmentalists, these guys think globally but act locally.

Yet while Islamism is the enemy, it's not what this thing's about. Radical Islam is an opportunistic infection, like AIDS: It's not the HIV that kills you, it's the pneumonia you get when your body's too weak to fight it off. When the jihadists engage with the U.S. military, they lose--as they did in Afghanistan and Iraq. If this were like World War I with those fellows in one trench and us in ours facing them over some boggy piece of terrain, it would be over very quickly. Which the smarter Islamists have figured out. They know they can never win on the battlefield, but they figure there's an excellent chance they can drag things out until Western civilization collapses in on itself and Islam inherits by default.

That's what the war's about: our lack of civilizational confidence. As a famous Arnold Toynbee quote puts it: "Civilizations die from suicide, not murder"--as can be seen throughout much of "the Western world" right now. The progressive agenda--lavish social welfare, abortion, secularism, multiculturalism--is collectively the real suicide bomb. Take multiculturalism. The great thing about multiculturalism is that it doesn't involve knowing anything about other cultures--the capital of Bhutan, the principal exports of Malawi, who cares? All it requires is feeling good about other cultures. It's fundamentally a fraud, and I would argue was subliminally accepted on that basis. Most adherents to the idea that all cultures are equal don't want to live in anything but an advanced Western society. Multiculturalism means your kid has to learn some wretched native dirge for the school holiday concert instead of getting to sing "Rudolph the Red-Nosed Reindeer" or that your holistic masseuse uses techniques developed from Native American spirituality, but not that you or anyone you care about should have to live in an African or Native American society. It's a quintessential piece of progressive humbug.

Then September 11 happened. And bizarrely the reaction of just about every prominent Western leader was to visit a mosque: President Bush did, the prince of Wales did, the prime minister of the United Kingdom did, the prime minister of Canada did . . . The premier of Ontario didn't, and so 20 Muslim community leaders had a big summit to denounce him for failing to visit a mosque. I don't know why he didn't. Maybe there was a big backlog, it was mosque drive time, prime ministers in gridlock up and down the freeway trying to get to the Sword of the Infidel-Slayer

Mosque on Elm Street. But for whatever reason he couldn't fit it into his hectic schedule. Ontario's citizenship minister did show up at a mosque, but the imams took that as a great insult, like the Queen sending Fergie to open the Commonwealth Games. So the premier of Ontario had to hold a big meeting with the aggrieved imams to apologize for not going to a mosque and, as the Toronto Star's reported it, "to provide them with reassurance that the provincial government does not see them as the enemy."

Anyway, the get-me-to-the-mosque-on-time fever died down, but it set the tone for our general approach to these atrocities. The old definition of a nanosecond was the gap between the traffic light changing in New York and the first honk from a car behind. The new definition is the gap between a terrorist bombing and the press release from an Islamic lobby group warning of a backlash against Muslims. In most circumstances, it would be considered appallingly bad taste to deflect attention from an actual "hate crime" by scaremongering about a purely hypothetical one. Needless to say, there is no campaign of Islamophobic hate crimes. If anything, the West is awash in an epidemic of self-hate crimes. A commenter on Tim Blair's Web site in Australia summed it up in a note-perfect parody of a Guardian headline: "Muslim Community Leaders Warn of Backlash from Tomorrow Morning's Terrorist Attack." Those community leaders have the measure of us.

Radical Islam is what multiculturalism has been waiting for all along. In "The Survival of Culture," I quoted the eminent British barrister Helena Kennedy, Queen's Counsel. Shortly after September 11, Baroness Kennedy argued on a BBC show that it was too easy to disparage "Islamic fundamentalists." "We as Western liberals too often are fundamentalist ourselves," she complained. "We don't look at our own fundamentalisms."

Well, said the interviewer, what exactly would those Western liberal fundamentalisms be? "One of the things that we are too ready to insist upon is that we are the tolerant people and that the intolerance is something that belongs to other countries like Islam. And I'm not sure that's true."

Hmm. Lady Kennedy was arguing that our tolerance of our own tolerance is making us intolerant of other people's intolerance, which is intolerable. And, unlikely as it sounds, this has now become the highest, most rarefied form of multiculturalism. So you're nice to gays and the Inuit? Big deal. Anyone can be tolerant of fellows like that, but tolerance of intolerance gives an even more intense *frisson* of pleasure to the multiculti masochists. In other words, just as the AIDS pandemic greatly facilitated societal surrender to the gay agenda, so 9/11 is greatly facilitating our surrender to the most extreme aspects of the multicultural agenda.

For example, one day in 2004, a couple of Canadians returned home, to Lester B. Pearson International Airport in Toronto. They were the son and widow of a fellow called Ahmed Said Khadr, who back on the Pakistani-Afghan frontier was known as "al-Kanadi." Why? Because he was the highest-ranking Canadian in al Qaeda--plenty of other Canucks in al Qaeda, but he was the Numero Uno. In fact, one could argue that the Khadr family is Canada's principal contribution to the war on terror. Granted they're on the wrong side (if you'll forgive my being judgmental) but no can argue that they aren't in the thick of things. One of Mr. Khadr's sons was captured in Afghanistan after killing a U.S. Special Forces medic. Another was captured and held at Guantanamo. A third blew himself up while killing a Canadian soldier in Kabul. Pa

Khadr himself died in an al Qaeda shootout with Pakistani forces in early 2004. And they say we Canadians aren't doing our bit in this war!

In the course of the fatal shootout of al-Kanadi, his youngest son was paralyzed. And, not unreasonably, Junior didn't fancy a prison hospital in Peshawar. So Mrs. Khadr and her boy returned to Toronto so he could enjoy the benefits of Ontario government health care. "I'm Canadian, and I'm not begging for my rights," declared the widow Khadr. "I'm demanding my rights."

As they always say, treason's hard to prove in court, but given the circumstances of Mr. Khadr's death it seems clear that not only was he providing "aid and comfort to the Queen's enemies" but that he was, in fact, the Queen's enemy. The Princess Patricia's Canadian Light Infantry, the Royal 22nd Regiment and other Canucks have been participating in Afghanistan, on one side of the conflict, and the Khadr family had been over there participating on the other side. Nonetheless, the prime minister of Canada thought Boy Khadr's claims on the public health system was an excellent opportunity to demonstrate his own deep personal commitment to "diversity." Asked about the Khadrs' return to Toronto, he said, "I believe that once you are a Canadian citizen, you have the right to your own views and to disagree."

That's the wonderful thing about multiculturalism: You can choose which side of the war you want to fight on. When the draft card arrives, just tick "home team" or "enemy," according to taste. The Canadian prime minister is a typical late-stage Western politician: He could have said, well, these are contemptible people and I know many of us are disgusted at the idea of our tax dollars being used to provide health care for a man whose Canadian citizenship is no more than a flag of convenience, but unfortunately that's the law and, while we can try to tighten it, it looks like this lowlife's got away with it. Instead, his reflex instinct was to proclaim this as a wholehearted demonstration of the virtues of the multicultural state. Like many enlightened Western leaders, the Canadian prime minister will be congratulating himself on his boundless tolerance even as the forces of intolerance consume him.

That, by the way, is the one point of similarity between the jihad and conventional terrorist movements like the IRA or ETA. Terror groups persist because of a lack of confidence on the part of their targets: The IRA, for example, calculated correctly that the British had the capability to smash them totally but not the will. So they knew that while they could never win militarily, they also could never be defeated. The Islamists have figured similarly. The only difference is that most terrorist wars are highly localized. We now have the first truly global terrorist insurgency because the Islamists view the whole world the way the IRA view the bogs of Fermanagh: They want it, and they've calculated that our entire civilization lacks the will to see them off.

We spend a lot of time at The New Criterion attacking the elites, and we're right to do so. The commanding heights of the culture have behaved disgracefully for the last several decades. But if it were just a problem with the elites, it wouldn't be that serious: The mob could rise up and hang 'em from lampposts--a scenario that's not unlikely in certain Continental countries. But the problem now goes way beyond the ruling establishment. The annexation by government of most of the key

responsibilities of life--child-raising, taking care of your elderly parents--has profoundly changed the relationship between the citizen and the state. At some point--I would say socialized health care is a good marker--you cross a line, and it's very hard then to persuade a citizenry enjoying that much government largesse to cross back. In National Review recently, I took issue with that line Gerald Ford always uses to ingratiate himself with conservative audiences: "A government big enough to give you everything you want is big enough to take away everything you have." Actually, you run into trouble long before that point: A government big enough to give you everything you want still isn't big enough to get you to give anything back. That's what the French and German political classes are discovering.

Go back to that list of local conflicts I mentioned. The jihad has held out a long time against very tough enemies. If you're not shy about taking on the Israelis, the Russians, the Indians and the Nigerians, why wouldn't you fancy your chances against the Belgians and Danes and New Zealanders?

So the jihadists are for the most part doing no more than giving us a prod in the rear as we sleepwalk to the cliff. When I say "sleepwalk," it's not because we're a blasé culture. On the contrary, one of the clearest signs of our decline is the way we expend so much energy worrying about the wrong things. If you've read Jared Diamond's bestselling book "Collapse: How Societies Choose to Fail or Succeed," you'll know it goes into a lot of detail about Easter Island going belly up because they chopped down all their trees. Apparently that's why they're not a G-8 member or on the U.N. Security Council. Same with the Greenlanders and the Mayans and Diamond's other curious choices of "societies." Indeed, as the author sees it, pretty much every society collapses because it chops down its trees.

Poor old Diamond can't see the forest because of his obsession with the trees. (Russia's collapsing even as it's undergoing reforestation.) One way "societies choose to fail or succeed" is by choosing what to worry about. The Western world has delivered more wealth and more comfort to more of its citizens than any other civilization in history, and in return we've developed a great cult of worrying. You know the classics of the genre: In 1968, in his bestselling book "The Population Bomb," the eminent scientist Paul Ehrlich declared: "In the 1970s the world will undergo famines--hundreds of millions of people are going to starve to death." In 1972, in their landmark study "The Limits to Growth," the Club of Rome announced that the world would run out of gold by 1981, of mercury by 1985, tin by 1987, zinc by 1990, petroleum by 1992, and copper, lead and gas by 1993.

None of these things happened. In fact, quite the opposite is happening. We're pretty much awash in resources, but we're running out of people--the one truly indispensable resource, without which none of the others matter. Russia's the most obvious example: it's the largest country on earth, it's full of natural resources, and yet it's dying--its population is falling calamitously.

The default mode of our elites is that anything that happens--from terrorism to tsunamis--can be understood only as deriving from the perniciousness of Western

civilization. As Jean-Francois Revel wrote, "Clearly, a civilization that feels guilty for everything it is and does will lack the energy and conviction to defend itself."

And even though none of the prognostications of the eco-doom blockbusters of the 1970s came to pass, all that means is that 30 years on, the end of the world has to be rescheduled. The amended estimated time of arrival is now 2032. That's to say, in 2002, the United Nations Global Environmental Outlook predicted "the destruction of 70 percent of the natural world in thirty years, mass extinction of species. . . . More than half the world will be afflicted by water shortages, with 95 percent of people in the Middle East with severe problems . . . 25 percent of all species of mammals and 10 percent of birds will be extinct . . ."

Etc., etc., for 450 pages. Or to cut to the chase, as the Guardian headlined it, "Unless We Change Our Ways, The World Faces Disaster."

Well, here's my prediction for 2032: unless we change our ways the world faces a future . . . where the environment will look pretty darn good. If you're a tree or a rock, you'll be living in clover. It's the Italians and the Swedes who'll be facing extinction and the loss of their natural habitat.

There will be no environmental doomsday. Oil, carbon dioxide emissions, deforestation: none of these things is worth worrying about. What's worrying is that we spend so much time worrying about things that aren't worth worrying about that we don't worry about the things we should be worrying about. For 30 years, we've had endless wake-up calls for things that aren't worth waking up for. But for the very real, remorseless shifts in our society--the ones truly jeopardizing our future--we're sound asleep. The world is changing dramatically right now, and hysterical experts twitter about a hypothetical decrease in the Antarctic krill that might conceivably possibly happen so far down the road there are unlikely to be any Italian or Japanese enviro-worriers left alive to be devastated by it.

In a globalized economy, the environmentalists want us to worry about First World capitalism imposing its ways on bucolic, pastoral, primitive Third World backwaters. Yet, insofar as "globalization" is a threat, the real danger is precisely the opposite--that the peculiarities of the backwaters can leap instantly to the First World. Pigs are valued assets and sleep in the living room in rural China--and next thing you know an unknown respiratory disease is killing people in Toronto, just because someone got on a plane. That's the way to look at Islamism: We fret about McDonald's and Disney, but the big globalization success story is the way the Saudis have taken what was 80 years ago a severe but obscure and unimportant strain of Islam practiced by Bedouins of no fixed abode and successfully exported it to the heart of Copenhagen, Rotterdam, Manchester, Buffalo . . .

What's the better bet? A globalization that exports cheeseburgers and pop songs or a globalization that exports the fiercest aspects of its culture? When it comes to forecasting the future, the birthrate is the nearest thing to hard numbers. If only a million babies are born in 2006, it's hard to have two million adults enter the workforce in 2026 (or 2033, or 2037, or whenever they get around to finishing their Anger Management and Queer Studies degrees). And the hard data on babies around the Western world is that they're running out a lot faster than the oil is.

"Replacement" fertility rate--i.e., the number you need for merely a stable population, not getting any bigger, not getting any smaller--is 2.1 babies per woman. Some countries are well above that: the global fertility leader, Somalia, is 6.91, Niger 6.83, Afghanistan 6.78, Yemen 6.75. Notice what those nations have in common?

Scroll way down to the bottom of the Hot One Hundred top breeders and you'll eventually find the United States, hovering just at replacement rate with 2.07 births per woman. Ireland is 1.87, New Zealand 1.79, Australia 1.76. But Canada's fertility rate is down to 1.5, well below replacement rate; Germany and Austria are at 1.3, the brink of the death spiral; Russia and Italy are at 1.2; Spain 1.1, about half replacement rate. That's to say, Spain's population is halving every generation. By 2050, Italy's population will have fallen by 22%, Bulgaria's by 36%, Estonia's by 52%. In America, demographic trends suggest that the blue states ought to apply for honorary membership of the EU: In the 2004 election, John Kerry won the 16 with the lowest birthrates; George W. Bush took 25 of the 26 states with the highest. By 2050, there will be 100 million fewer Europeans, 100 million more Americans--and mostly red-state Americans.

As fertility shrivels, societies get older--and Japan and much of Europe are set to get older than any functioning societies have ever been. And we know what comes after old age. These countries are going out of business--unless they can find the will to change their ways. Is that likely? I don't think so. If you look at European election results--most recently in Germany--it's hard not to conclude that, while voters are unhappy with their political establishments, they're unhappy mainly because they resent being asked to reconsider their government benefits and, no matter how unaffordable they may be a generation down the road, they have no intention of seriously reconsidering them. The Scottish executive recently backed down from a proposal to raise the retirement age of Scottish public workers. It's presently 60, which is nice but unaffordable. But the reaction of the average Scots worker is that that's somebody else's problem. The average German worker now puts in 22% fewer hours per year than his American counterpart, and no politician who wishes to remain electorally viable will propose closing the gap in any meaningful way.

This isn't a deep-rooted cultural difference between the Old World and the New. It dates back all the way to, oh, the 1970s. If one wanted to allocate blame, one could argue that it's a product of the U.S. military presence, the American security guarantee that liberated European budgets: instead of having to spend money on guns, they could concentrate on butter, and buttering up the voters. If Washington's problem with Europe is that these are not serious allies, well, whose fault is that? Who, in the years after the Second World War, created NATO as a postmodern military alliance? The "free world," as the Americans called it, was a free ride for everyone else. And having been absolved from the primal responsibilities of nationhood, it's hardly surprising that European nations have little wish to reshoulder them. In essence, the lavish levels of public health care on the Continent are subsidized by the American taxpayer. And this long-term softening of large sections of the West makes them ill-suited to resisting a primal force like Islam.

There is no "population bomb." There never was. Birthrates are declining all over the world--eventually every couple on the planet may decide to opt for the Western yuppie model of one designer baby at the age of 39. But demographics is a game of last man standing. The groups that succumb to demographic apathy last will have a

huge advantage. Even in 1968 Paul Ehrlich and his ilk should have understood that their so-called population explosion was really a massive population adjustment. Of the increase in global population between 1970 and 2000, the developed world accounted for under 9% of it, while the Muslim world accounted for 26%. Between 1970 and 2000, the developed world declined from just under 30% of the world's population to just over 20%, the Muslim nations increased from about 15% to 20%.

Nineteen seventy doesn't seem that long ago. If you're the age many of the chaps running the Western world today are wont to be, your pants are narrower than they were back then and your hair's less groovy, but the landscape of your life--the look of your house, the layout of your car, the shape of your kitchen appliances, the brand names of the stuff in the fridge--isn't significantly different. Aside from the Internet and the cell phone and the CD, everything in your world seems pretty much the same but slightly modified.

And yet the world is utterly altered. Just to recap those bald statistics: In 1970, the developed world had twice as big a share of the global population as the Muslim world: 30% to 15%. By 2000, they were the same: each had about 20%.

And by 2020?

So the world's people are a lot more Islamic than they were back then and a lot less "Western." Europe is significantly more Islamic, having taken in during that period some 20 million Muslims (officially)--or the equivalents of the populations of four European Union countries (Ireland, Belgium, Denmark and Estonia). Islam is the fastest-growing religion in the West: In the U.K., more Muslims than Christians attend religious services each week.

Can these trends continue for another 30 years without having consequences? Europe by the end of this century will be a continent after the neutron bomb: The grand buildings will still be standing, but the people who built them will be gone. We are living through a remarkable period: the self-extinction of the races who, for good or ill, shaped the modern world.

What will Europe be like at the end of this process? Who knows? On the one hand, there's something to be said for the notion that America will find an Islamified Europe more straightforward to deal with than M. Chirac, Herr Schroeder & Co. On the other hand, given Europe's track record, getting there could be very bloody. But either way this is the real battlefield. The al Qaeda nutters can never find enough suicidal pilots to fly enough planes into enough skyscrapers to topple America. But unlike us, the Islamists think long-term, and, given their demographic advantage in Europe and the tone of the emerging Muslim lobby groups there, much of what they're flying planes into buildings for they're likely to wind up with just by waiting a few more years. The skyscrapers will be theirs; why knock 'em over?

The latter half of the decline and fall of great civilizations follows a familiar pattern: affluence, softness, decadence, extinction. You don't notice yourself slipping through those stages because usually there's a seductive pol on hand to provide the age with a sly, self-deluding slogan--like Bill Clinton's "It's about the future of all our children." We on the right spent the 1990s gleefully mocking Mr. Clinton's tedious

invocation, drizzled like syrup over everything from the Kosovo war to highway appropriations. But most of the rest of the West can't even steal his lame bromides: A society that has no children has no future.

Permanence is the illusion of every age. In 1913, no one thought the Russian, Austrian, German and Turkish empires would be gone within half a decade. Seventy years on, all those fellows who dismissed Reagan as an "amiable dunce" (in Clark Clifford's phrase) assured us the Soviet Union was likewise here to stay. The CIA analysts' position was that East Germany was the ninth biggest economic power in the world. In 1987 there was no rash of experts predicting the imminent fall of the Berlin Wall, the Warsaw Pact and the USSR itself.

Yet, even by the minimal standards of these wretched precedents, so-called post-Christian civilizations--as a prominent EU official described his continent to me--are more prone than traditional societies to mistake the present tense for a permanent feature. Religious cultures have a much greater sense of both past and future, as we did a century ago, when we spoke of death as joining "the great majority" in "the unseen world." But if secularism's starting point is that this is all there is, it's no surprise that, consciously or not, they invest the here and now with far greater powers of endurance than it's ever had. The idea that progressive Euro-welfarism is the permanent resting place of human development was always foolish; we now know that it's suicidally so.

To avoid collapse, European nations will need to take in immigrants at a rate no stable society has ever attempted. The CIA is predicting the EU will collapse by 2020. Given that the CIA's got pretty much everything wrong for half a century, that would suggest the EU is a shoo-in to be the colossus of the new millennium. But even a flop spook is right twice a generation. If anything, the date of EU collapse is rather a cautious estimate. It seems more likely that within the next couple of European election cycles, the internal contradictions of the EU will manifest themselves in the usual way, and that by 2010 we'll be watching burning buildings, street riots and assassinations on American network news every night. Even if they avoid that, the idea of a childless Europe ever rivaling America militarily or economically is laughable. Sometime this century there will be 500 million Americans, and what's left in Europe will either be very old or very Muslim. Japan faces the same problem: Its population is already in absolute decline, the first gentle slope of a death spiral it will be unlikely ever to climb out of. Will Japan be an economic powerhouse if it's populated by Koreans and Filipinos? Very possibly. Will Germany if it's populated by Algerians? That's a trickier proposition.

Best-case scenario? The Continent winds up as Vienna with Swedish tax rates.

Worst-case scenario: Sharia, circa 2040; semi-Sharia, a lot sooner--and we're already seeing a drift in that direction.

In July 2003, speaking to the U.S. Congress, Tony Blair remarked: "As Britain knows, all predominant power seems for a time invincible but, in fact, it is transient. The question is: What do you leave behind?"



Excellent question. Britannia will never again wield the unrivalled power she enjoyed at her imperial apogee, but the Britannic inheritance endures, to one degree or another, in many of the key regional players in the world today--Australia, India, South Africa--and in dozens of island statelets from the Caribbean to the Pacific. If China ever takes its place as an advanced nation, it will be because the People's Republic learns more from British Hong Kong than Hong Kong learns from the Little Red Book. And of course the dominant power of our time derives its political character from 18th-century British subjects who took English ideas a little further than the mother country was willing to go.

A decade and a half after victory in the Cold War and end-of-history triumphalism, the "what do you leave behind?" question is more urgent than most of us expected. "The West," as a concept, is dead, and the West, as a matter of demographic fact, is dying.

What will London--or Paris, or Amsterdam--be like in the mid-'30s? If European politicians make no serious attempt this decade to wean the populace off their unsustainable 35-hour weeks, retirement at 60, etc., then to keep the present level of pensions and health benefits the EU will need to import so many workers from North Africa and the Middle East that it will be well on its way to majority Muslim by 2035. As things stand, Muslims are already the primary source of population growth in English cities. Can a society become increasingly Islamic in its demographic character without becoming increasingly Islamic in its political character?

This ought to be the left's issue. I'm a conservative--I'm not entirely on board with the Islamist program when it comes to beheading sodomites and so on, but I agree Britney Spears dresses like a slut: I'm with Mullah Omar on that one. Why then, if your big thing is feminism or abortion or gay marriage, are you so certain that the cult of tolerance will prevail once the biggest demographic in your society is cheerfully intolerant? Who, after all, are going to be the first victims of the West's collapsed birthrates? Even if one were to take the optimistic view that Europe will be able to resist the creeping imposition of Sharia currently engulfing Nigeria, it remains the case that the Muslim world is not notable for setting much store by "a woman's right to choose," in any sense.

I watched that big abortion rally in Washington in 2004, where Ashley Judd and Gloria Steinem were cheered by women waving "Keep your Bush off my bush" placards, and I thought it was the equivalent of a White Russian tea party in 1917. By prioritizing a "woman's right to choose," Western women are delivering their societies into the hands of fellows far more patriarchal than a 1950s sitcom dad. If any of those women marching for their "reproductive rights" still have babies, they might like to ponder demographic realities: A little girl born today will be unlikely, at the age of 40, to be free to prance around demonstrations in Eurabian Paris or Amsterdam chanting "Hands off my bush!"

Just before the 2004 election, that eminent political analyst Cameron Diaz appeared on the Oprah Winfrey show to explain what was at stake:

"Women have so much to lose. I mean, we could lose the right to our bodies. . . . If you think that rape should be legal, then don't vote. But if you think that you have a right to your body," she advised Oprah's viewers, "then you should vote."

Poor Cameron. A couple of weeks later, the scary people won. She lost all rights to her body. Unlike Alec Baldwin, she couldn't even move to France. Her body was grounded in Terminal D.

But, after framing the 2004 presidential election as a referendum on the right to rape, Miss Diaz might be interested to know that men enjoy that right under many Islamic legal codes around the world. In his book "The Empty Cradle," Philip Longman asks: "So where will the children of the future come from? Increasingly they will come from people who are at odds with the modern world. Such a trend, if sustained, could drive human culture off its current market-driven, individualistic, modernist course, gradually creating an anti-market culture dominated by fundamentalism--a new Dark Ages."

Bottom line for Cameron Diaz: There are worse things than John Ashcroft out there.

Mr. Longman's point is well taken. The refined antennae of Western liberals mean that whenever one raises the question of whether there will be any Italians living in the geographical zone marked as Italy a generation or three hence, they cry, "Racism!" To fret about what proportion of the population is "white" is grotesque and inappropriate. But it's not about race, it's about culture. If 100% of your population believes in liberal pluralist democracy, it doesn't matter whether 70% of them are "white" or only 5% are. But if one part of your population believes in liberal pluralist democracy and the other doesn't, then it becomes a matter of great importance whether the part that does is 90% of the population or only 60%, 50%, 45%.

Since the president unveiled the so-called Bush Doctrine--the plan to promote liberty throughout the Arab world--innumerable "progressives" have routinely asserted that there's no evidence Muslims want liberty and, indeed, that Islam is incompatible with democracy. If that's true, it's a problem not for the Middle East today but for Europe the day after tomorrow. According to a poll taken in 2004, over 60% of British Muslims want to live under Shariah--in the United Kingdom. If a population "at odds with the modern world" is the fastest-breeding group on the planet--if there are more Muslim nations, more fundamentalist Muslims within those nations, more and more Muslims within non-Muslim nations, and more and more Muslims represented in more and more transnational institutions--how safe a bet is the survival of the "modern world"?

Not good.

"What do you leave behind?" asked Tony Blair. There will only be very few and very old ethnic Germans and French and Italians by the midpoint of this century. What will they leave behind? Territories that happen to bear their names and keep up some of the old buildings? Or will the dying European races understand that the only legacy that matters is whether the peoples who will live in those lands after them are reconciled to pluralist, liberal democracy? It's the demography, stupid. And, if they can't muster the will to change course, then "What do you leave behind?" is the only question that matters.

Mr. Steyn is a syndicated columnist and theater critic for The New Criterion, in whose January issue this article appears.

Exhibit C

BIBLIOGRAPHY W / RECOMMENDATIONS

AUTHOR	Book Title
Al-Hilali, Dr. Muhammad Taqi-ud-Din, Ph.D. & Khan, Dr. Muhammad Muhsin (translators)	The Noble Qur'an - THE SAUDI ARABIAN PREFERRED VERSION - EASIEST TO READ IN ENGLISH WITH CLARIFICATION NOTES
Ali, Abdullah Yusuf (translator)	The Meaning of The Holy Qur'an - CAIR PREFERRED VERSION - WAS THE SAUDI PREFERRED VERSION BEFORE THE NOBLE QUR'AN - STILL USEFUL WITH COPIOUS NOTES
Ali, Abdullah Yusuf (translator)	The Qur'an - SAME VERSION ONLY WITHOUT THE COPIOUS NOTES
Ali, Maulana Muhammad (translator)	The Holy Qur'an - ANOTHER MAJOR VERSION THAT WAS MY FIRST AND IS STILL USEFUL
Dawood, N.J. (translator)	The Koran - OLDER TRANSLATION DONE BY AN ENGLISHMAN - SOME USEFUL UNBIASED TRANSLATIONS
Malik, Muhammad Farooq-i-Azam (translator)	Al-Qur'an - The Guidance for Mankind - THE VERSION I RECEIVED AT MY LOCAL ISLAMIC CENTER - NOT SURE OF THE PEDIGREE OF THIS ONE, BUT IT SAYS THE SAME AS THE OTHERS
King James Version	The Holy Bible - THE CLASSIC
Ali, Daniel & Spencer, Robert	Inside Islam - A Guide for Catholics - 100 QUESTIONS AND ANSWERS IN AN EASILY COMPREHENSIBLE FORMAT
Anonymous (Scheuer, Michael)	Through Our Enemies' Eyes - Osama Bin Laden, Radical Islam, and The Future of America - USEFUL INFO ABOUT AL QAIDA AND BIN LADEN
Anonymous (Scheuer, Michael)	Imperial Hubris - Why the West Is Losing The War on Terror - A VERY BIASED VIEWPOINT AGAINST ISRAEL WITH USEFUL INFORMATION ABOUT OSAMA BIN LADEN
Armstrong, Karen	Holy War - The Crusades and Their Impact on Today's World - AN ISLAMIST APOLOGIST VIEW - VERY TENDENTIOUS READING WITH NUMEROUS UNPROVABLE STATEMENTS AND OPINIONS
Azad Mohamed & Bibi Amina	Islam Will Conquer All Other Religions and American Power Will Diminish: Read How Allah's (God's) Prediction Will Soon Come to Pass - AN INTERESTING READ TO UNDERSTAND THE OTHER SIDES RADICAL VIEW - HARD TO FIND - MAY HAVE TO GO TO ISLAMIC WEBBOOKSTORE TO FIND
Badawi, Jamal Ph.D.	Gender Equity in Islam - Basic Principles - AN OPENLY BIASED BOOK THAT LEAVES OUT THOSE PASSAGES IN THE QUR'AN THAT SUPPORT INEQUITY PLUS THE ACTUAL INEQUITY PRACTICED OVER THE LAST 1377 YEARS AND STILL IS TODAY - CAIR IS PLACING THIS IN AMERICAN LIBRARIES FOR FREE AS PART OF ITS "UNDERSTANDING ISLAM" CAMPAIGN
Baer, Robert	Sleeping With The Devil - How Washington Sold Our Soul for Saudi Crude - GREAT SHORT READ
Bard, Mitchell G. Ph.D.	Middle East conflict, The complete Idiot's Guide to - WRITTEN FROM AN OPENLY BIASED ANTI-ISRAELI ANTI-JEWISH VIEWPOINT
Bell, J. Bowyer	Murders on the Nile - The World Trade Center and Global Terror - MUCH GREATER DETAIL THAN USUAL ABOUT THE MUSLIM BROTHERHOOD BEGINNINGS AND HOW ABDEL RAHMAN CAME TO THE USA TO BLOW UP BUILDINGS HERE
Belloc, Hilaire & Oussani, Gabriel	Moslems - Their beliefs, practices, and politics - AN OLD BOOK THAT HAS A LOT OF HISTORY OF CHRISTIANITY IN ARABIA BEFORE ISLAM, AND A SHORT AND UNSCHOLARLY TREATISE ABOUT ISLAM AS A HERESY OF CATHOLICISM AND AS A PRESENT THREAT TO WESTERN EUROPE - 70 YEARS AGO

Ben-Itto, Hadassa — The Lie That Wouldn't Die - The Protocols of the Elders of Zion - NECESSARY TO REFUTE THE ISLAMISTS USE OF THE PROTOCOLS AS THE GOSPEL TRUTH ABOUT THE JEWS

Blankley, tony — **The West's Last Chance - Will We Win the Clash of Civilizations - A PURELY POLITICAL READ OF THE THREAT THAT A RADICAL ISLAMIC EUROPE WILL BE TO THE UNITED STATES - A GREAT SHORT READ THAT UNDERLINES THIS CLEAR AND PRESENT DANGER**

Bloom, Jonathan & Blair, Sheila — Islam - A Thousand Years of Faith and Power - A BOOK VERSION OF THE PBS SHOW THAT IS TOTALLY ONE SIDED - THE ISLAMIST APOLOGETICS SIDE

Bostom, Andrew G., MD — **The Legacy of Jihad - Islamic War and the Fate of Non-Muslims - AN EXCELLENT HISTORY, WITH NUMEROUS ARTICLES BY A PLETHORA OF CONTEMPORARIES TO THE ISLAMIC CONQUESTS AND THE DISASTROUS EFFECTS UPON THE CONQUERED**

Bottum, Joeseph & Dalin, David G. - Editors — The Pius Wars - Pope Pius did not support Hitler and the Nazis and worked hard to save Jews and others - DEBUNKS THE MYTHS ATTACKING THE POPE

Braswell, George W., Jr. — What You Need to Know About Islam & Muslims - A BEGINNERS INTRODUCTORY BOOK TO ISLAM AND THEIR CUSTOMS FROM A CHRISTIAN POINT OF VIEW

Caner, Ergun Mehmet & Caner, Emir Fethi — Unveiling Islam - An Insider's Look At Muslim Life and Beliefs - ABSOLUTELY SKEWERS ISLAM REGARDING THE TOTAL LACK OF WOMAN'S RIGHTS UNDER SHARIA LAW AND AS ACTUALLY PRACTICED

Coope, Jessica A. — The Martyrs of Cordoba - Community and Family Conflict in an Age of Mass Conversion - SKEWERS THE CURRENT POLITICALLY CORRECT BELIEF THAT AL-ANDALUSIA (SPAIN UNDER MOORISH RULE) WAS A PLACE OF TOLERANCE AND EQUALITY

Creasy, E. S. — The Fifteen Decisive Battles of the World - OLD BOOK ABOUT IMPORTANT BATTLES - FOR ME, THE BATTLE OF TOURS IN AD 732 WHICH DEFEATED THE MUSLIM INVASION OF FRANCE

Dalin, David C. — The Myth of Hitler's Pope - Pope Pius XII helped Jews and opposed Hitler - MORE DOCUMENTATION REFUTING THE CURRENT POLITICALLY CORRECT VIEWPOINT THAT THE POPE WAS HITLER'S PUPPET UNTIL AFTER THE LIBERATION OF ITALY IN 1944.

Davis, Jayna — The Third Terrorist - A SERIOUS BOOK PRESENTING AN INTERESTING THEORY WITH NUMEROUS ATTESTATIONS REGARDING AN IRAQI CONNECTION TO THE OKLAHOMA BOMBING

Deedat, Ahmed — Muhammed - The Natural Successor to Christ - ONE OF A NUMEROUS SET OF ISLAMIC DOCUMENTS DEBUNKING CHRISTIANITY AND PRESENTING ISLAM AS THE PERFECT RELIGION - AVAILABLE AT ISLAMIC BOOKSTORES ON LINE

Emerick, Yahiya — Understanding Islam, The complete Idiot's Guide to - ANOTHER BIASED BOOK WRITTEN BY AN ISLAMIC APOLOGIST THAT MENTIONS NOTHING REGARDING THE OPEN DIFFICULTIES WITH THE HOLY QURAN AND ISLAM AS IT EXISTS TODAY AND HAS ACTUALLY HISTORICALLY EXISTED FOR THE LAST 1377 YEARS.

Emerson, Steven — **American Jihad - The Terrorists Living Among Us - ONE OF THE FIRST EXPOSES OF THE EXISTENCE OF RADICAL ISLAMISTS PREACHING HATRED AND PLANNING HARM TO THE US WITHIN THE US - AN EXCELLENT READ**

Emerson, Steven — **The American House of Saud - The Secret Petrodollar Connection - A LONGER READ THAT PRESENTS THE DISTURBING CONNECTION BETWEEN THE HOUSE OF SAUD AND THEIR MONEY AND ITS EFFECTS UPON AND IMPACT TO POLITICS WITHIN THE USA**

Fallaci, Oriana — The Rage and The Pride - A SHORT, UNUSUALLY TRANSLATED BY THE AUTHOR STREAM OF CONSCIOUS TYPE OF WRITING STYLE THAT STILL PRESENTS A CLEAR PICTURE OF THE DANGER WITHIN EUROPE OF THE RADICAL ISLAMISTS

Fletcher, Richard — **Moorish Spain - A REASONABLE HISTORY OF MOORISH SPAIN THAT IS NOT BIASED TOWARDS THE MYTH OF A GOLDEN AL-ANDALUSIA**

Flynn, Daniel J. — Intellectual Morons - How Ideology Makes Smart People Fall for Stupid Ideas - A MORE CURRENT BOOK THAT PRESENTS SOME INTERESTING THOUGHTS CONCERNING NEOCONS AND OTHERS - ACTUALLY WRITTEN BY A CONSERVATIVE

Fourage, Paul — The Age of Charles Martel - AN OLD SHORT BOOK REGARDING CHARLES MARTEL. THERE IS REALLY NOT MUCH LITERATURE REGARDING HIM AND THE BATTLE OF TOURS IN 732AD

France, John F. — Victory in the East - A Military History of the First Crusade - AN EXCELLENT BOOK PRESENTING THE FIRST CRUSADE PURELY FROM THE VIEWPOINT OF A MILITARY MAN -MEANING IT JUST DOESN'T ADDRESS THE OTHERS ASPECTS OF THE CRUSADE

Fregosi, Paul — **Jihad - AN EXCELLENT HISTORY OF THE ATTACKS BY ISLAM AGAINST EUROPE AND CHRISTIANS FOR THE LAST 1377 YEARS. THIS IS A SUPERB READ, AND I HAVE READ IT SEVERAL TIMES.**

Fuller, J. F. C. — The Decisive Battles of the Western World 480BC - 1757AD - MORE OLD MILITARY KNOWLEDGE OF THE BATTLES OF ANTIQUITY BETWEEN ISLAM AND CHRISTIANITY - I HAVE QUITE A FEW OTHER TOMES THAT ARE EQUALLY WEIGHTED TOWARDS THE MILITARY VIEWPOINT AND ENCOMPASS ALL BATTLES FROM THE BEGINNING OF TIME.

Gabriel, Mark A., Ph.D. — **Islam and the Jews - The Unfinished Battle - AN EXCELLENT SHORT READ BY AN APOSTATE WHO HAS A PhD IN ISLAMIC STUDIES FROM AL-AZHAR IN EGYPT, THE PREMIER ISLAMIC UNIVERSITY IN THE WORLD**

Gabriel, Mark A., Ph.D. — **Islam and Terrorism - What the Qur'an really reaches about Christianity, violence and the goals of the Islamic Jihad - AN EXCELLENT SHORT READ BY AN APOSTATE WHO HAS A PhD IN ISLAMIC STUDIES FROM AL-AZHAR IN EGYPT, THE PREMIER ISLAMIC UNIVERSITY IN THE WORLD**

Gertz, Bill — Treachury - How America's Friends and Foes are Secretly Arming Our Enemies - CURRENT EVENTS REGARDING THE PERFIDY OF OUR "ALLIES"

Gertz, Bill — Breakdown - How America's Intelligence Failures Led to September 11 - CURRENT EVENTS BY A BULLDOG OF AN INVESTIGATIVE REPORTER

BIBLIOGRAPHY W / RECOMMENDATIONS

Ghounem, Mohamed	200+ Ways the Quran Corrects the Bible - How Islam Unites Judaism and Christianity - A TYPICAL FLAWED ATTEMPT TO DEFAME THE BIBLE - THESE TYPES OF BOOKS ARE SUPERFICIAL WITH AN AIR OF INCREDIBLE SUPERIORITY, BUT ARE STILL INTERESTING READING FOR THE CLOD FISTED MINDSETS OF THESE FOLKS
Gold, Dore	**Hatred's Kingdom - How Saudi Arabia Supports the New Global Terrorism - AN EXCELLENT BOOK BY THE ISRAELI AMBASSADOR - GREAT READING WITH COPIOUS DOCUMENTATION**
Griffiths, John C.	Afghanistan - A History of conflict - A SHORT INTRODUCTORY BOOK TO THE HISTORY OF ONE MESSED UP PART OF THE WORLD
Hanson, Victor Davis	Camage and Culture - A FANTASTIC READ OF A COUNTERPOINT TO JARED DIAMONDS "GUNS, GERMS, AND STEEL" WHICH PRESENTS SOME COMPELLING MILITARY HISTORY OF SOME BATTLES, INCLUDING SOME BETWEEN ISLAM AND CHRISTIANITY, THAT SUPPORT HIS THEORY
Hanson, Victor Davis	An Autumn of War - What America Learned from September 11 and the War of Terrorism - A COLLECTION OF ESSAYS THAT PRESENT A COGENT AND IRREFUTABLY LOGICAL VIEWPOINT OF WHAT IT WILL TAKE TO DEFEAT THE TERRORISTS
Harris, Lee	Civilization and its Enemies - The Next Stage of History - A PHILOSOPHICAL TREATISE THAT PRESENTS HOW CIVILIZATION CAN EITHER SUCCEED BY MEETING ITS CHALLENGES OPENLY OR SUCCUMB TO THE ENEMY INSIDE
Hayes, Stephen F.	The Connection - How al Qaeda's Collaboration with Saddam Hussein Has Endangered America - THE BEST, AND ONLY, BOOK PRESENTING THE EVIDENCE THAT DOES EXIST, WHICH IS PLENTY, REGARDING SADDAM AND HOW HE WAS INVOLVED WITH AL QUAEDA AND OTHER TERRORISTS AND HOW HE FOSTERED AND SUPPORTED TERRORISM
Horowitz, David	**Unholy Alliance - Radical Islam and the American Left - A SERIOUS TREATISE REGARDING HOW SOME LEFTOVER AMERICANS ARE ACTUALLY ROOTING FOR AND WORKING WITH THE RADICAL ISLAMISTS AGAINST AMERICA**
Horowitz, David	Why We are in IRAQ - and Why Some Americans want us to Lose the War - A SHORT TREATISE REITERATING THE SALIENT FACTS AND SOME POINTS FROM THE ABOVE BOOK
Hunt, Col. David	They Just Don't Get It - A GRUFF MILITARY MAN'S VIEWPOINT OF HOW TO WIN THE WAR - ITS AN INTERESTING READ, AND WHILE I APPRECIATE HIS VIEWS, HE IS SHORT ON KNOWLEDGE OF EXACTLY HOW DANGEROUS THE ACTUAL TEACHINGS OF RADICAL ISLAM ARE WITHIN THE US AND ELSEWHERE
Kaegi, Walter E.	Byzantium and the early Islamic Conquests - AN ERUDITE TOME WITH VOLUMINOUS FOOTNOTES REGARDING HOW BYZANTIUM LOST TO THE ISLAMISTS
Kennedy, Hugh	The Armies of the Caliphs - Military and Society in the Early Islamic State - ANOTHER ERUDITE TOME WITH VOLUMINOUS FOOTNOTES THAT EXAMINES THE ISLAMIC ARMIES AND THEIR RELATIONSHIP TO THE ISLAMIC SOCIETY THAT SPAWNED THEM

BIBLIOGRAPHY W / RECOMMENDATIONS

Konstam, Angus	Lepanto 1571 - The Greatest Naval Battle of the Renaissance (against Islam) - A SHORT READ FROM THE MILITARY VIEWPOINT
Kurzman, Dan	Genesis 1948 - The First Arab-Israeli War - A DETAILED BOOK OF THE ZIONIST STRUGGLES FROM THE TURN OF THE CENTURY AND THE WAR FOR INDEPENDENCE
Ledeen, Michael A.	The War Against the Terror Masters - THE FIRST BOOK TO SUCCINCTLY STATE THE CASE TO TAKE OUT THE COUNTRIES, IE REGIME CHANGE, IF WE ARE TO WIN THE CURRENT WAR AGAINST RADICAL ISLAM - SHORT ON THE ACTUAL ISLAMIC ROOTS OF THE TERRORISTS
Lewis, Bemard	The Muslim Discovery of Europe - AN ERUDITE TOME FROM AN ISLAMIC APOLOGIST THAT IS STILL FAIRLY REASONABLE AND NOT TOO BIASED
Lewis, Bemard	The Crisis of Islam - Holy War and Unholy Terror - DITTO
Lewis, Bemard	What Went Wrong? - Westem Impact and Middle Eastem Response - DITTO
Lewis, Bemard	The Middle East - A Brief History of the Last 2,000 Years - DITTO
Lewis, Bemard	Semites and Anti-Semites - An Inquiry into Conflict and Prejudice - DITTO
Ludemann, Gerd	The Unholy in the Holy Scripture - The Dark Side of the Bible - A DIFFICULT, UNCONVINCING READ
Madden, Thomas F.	A Concise History of the Crusades - AS THE TITLE STATES
Mauro, Ryan	Death to America - The Unreported Battle of Iraq - A 19 YEAR OLDS TAKE ON THE PUBLICLY AVAILABLE INFORMATION REGARDING IRAQ - ITS PRESENTS A LOT OF INTERESTING INFORMATION
Mead, John clark	The New World War - A Behind-the-Scenes Look at Why and How Militant Muslims Plan to Destroy Westem civilization - A SHORT BOOK WITH LITTLE DATA BUT SOME PERSONAL EXPERIENCES
Menezes, Rev. J. L.	**The Life and Religion of Mohammed - The Prophet of Arabia - AN EXCELLENT BOOK BY A PRIEST IN INDIA AT THE BEGINNING OF THE LAST CENTURY - A KNOWLEDGEABLE AND READABLE LOOK AT MUHAMMAD AND ISLAM, AND SOME OF THE FLAWS THAT NEED TO BE CONSIDERED BY EVERYONE - CAIR DOES NOT WANT ANYONE TO READ THIS BOOK - AVAILABLE ON AMAZON USED, AND AT THE CONSERVATIVE BOOK CLUB NEW, AND AT BOOKSFORCATHOLICS.COM ALSO NEW. BOTH NEW SITES ARE CHEAPER THAN AMAZON USED.**
Miller, Shane	The Hammer of Gaul - The Story of Charles Martel - ANOTHER SHORT BOOK ON CHARLES AND THE BATTLE OF TOURS
Minitar, Richard	Shadow War - The Untold Story of How Bush is Winning the War on Terror - CURRENT EVENTS BY ONE OF THE BEST INVESTIGATORS OF INSIDE INFORMATION
Minitar, Richard	Losing Bin Laden - THE CLINTON YEARS AND HOW TERRORISM WAS DELIBERATELY IGNORED AS AN ISSUE
Murawiec, Laurent	Princes of Darkness - The Saudi Assault on the West - MORE DOCUMENTATION OF HOW SAUDI ARABIA IS A CLEAR AND PRESENT DANGER TO WESTERN CIVILIZATION.
Nicolle, David	The First Crusade 1096 - 99 - A SHORT MILITARY HISTORY
Nicolle, David	Yarmuk 636AD - The Muslim conquest of Syria - A SHORT MILITARY HISTORY
Nicolle, David	Acre 1291 - Bloody Sunset of the Crusader States - A SHORT MOSTLY MILITARY HISTORY

BIBLIOGRAPHY W / RECOMMENDATIONS

Nicolle, David	Hattin 1187 - Saladin's Greatest Victory - A SHORT MOSTLY MILITARY HISTORY OF THE BATTLE AND CAMPAIGN
Nicolle, David	Granada 1492 - The Twilight of Moorish Spain - A MILITARY OVERVIEW OF THE FINAL BATTLES FOR SPAIN
Nicolle, David	Constantinople 1453 - The End of Byzantium - A SHORT HISTORY OF THE EVENTS AND THE BATTLE
Norwich, John Julius	A Short History of Byzantium - A SUMMARY OF HIS THREE VOLUME HISTORY. HIGHLY READABLE AND ONLY SLIGHTLY BIASED. THE THREE VOLUME HISTORY, OF WHICH I HAVE AND HAVE READ VARIOUS EXCERPTS, IS STILL ONE OF THE BEST HISTORIES OF THIS ERA.
Perle, Richard & Frum, David	An End to Evil - How to Win the War on Terror - A FANTASTIC TOME THAT PRESENTS CLEARLY AND CONCISELY A PATH TO VICTORY
Pickles, Tim	Malta 1565 - Last Battle of the Crusades - A SHORT MILITARY HISTORY OF THE CAMPAIGN
Pipes, Daniel	**Militant Islam Reaches America - A FINE READ THAT PRESENTS IN NO UNCERTAIN TERMS THE DANGER WITHIN AMERICA**
Pipes, Daniel - Editor	Middle East Quarterly - Summer 2003 - Summer 2005 inclusive - THE QUARTERLY MAGAZINE OFFERED BY THE MIDDLE EAST FORUM - ERUDITE STUDIES WITH COPIOUS DOCUMENTATION THAT ARE CURRENT AND STILL HIGHLY READABLE
Pirenne, Henri	Mohammed and Charlemagne - A BELGIANS THEORY AND DOCUMENTARY PROOF THAT ISLAM KILLED WESTERN CIVILIZATION AROUND THE MEDITERRANEAN SEA, HENCE THE RISE OF THE CIVILIZATION IN NORTHERN EUROPE - WELL WORTH CONSIDERING
Regan, Geoffrey	First Crusader - Byzantium's Holy Wars - AN EXCELLENT READ OF HOW BYZANTIUM DEFEATED THE SASSANID PERSIANS JUST IN TIME FOR BOTH TO BE DEFEATED BY ISLAM
Riley-Smith, Jonathan	The Crusades - A Short History - AN EXCELLENT HISTORY BY ONE OF THE RECOGNIZED MASTERS OF THIS HISTORY
Runciman, Steven	A History of the Crusades - Vol I - The First Crusade and the Foundation of the Kingdom of Jerusalem - THE OLD CLASSIC - SOMEWHAT BIASED BUT STILL WORTHWHILE
Runciman, Steven	A History of the Crusades - Vol II - The Kingdom of Jerusalem and the Frankish East, 100-1187 - DITTO, CONTINUED
Runciman, Steven	A History of the Crusades - Vol III - The Kingdom of Acre and the Later Crusades - DITTO, CONTINUED
Schwartz, Stephen	**The Two Faces of Islam - The House of Sa'ud From Tradition to Terror - AN EXCELLENT HISTORY AND HOW IT RELATES TO TODAY AND THE SAUDIS RADICAL WAHHABI SUPPORT FOR ALMOST EVERY ISLAMIC GROUP YOU HAVE EVER HEARD OF WITHIN THE USA**
Sells, Michael	Approaching The Qur'an - The Early Revelations - REQUIRED READING AT THE NORTH CAROLINA STATE UNIVERSITY IN 2002 FOR INCOMING FRESHMAN - ONLY LISTS THE EARLY SURAS WITH NO MENTION AT ALL OF THE LATER SURAS THAT TEACH HATRED - AN EXTREMELY BIASED BOOK BY ONE OF THE MAJOR PUBLISHED ISLAMIC APOLOGISTS

BIBLIOGRAPHY W / RECOMMENDATIONS

Sharansky, Natan	The Case for Democracy - The Power of Freedom To Overcome Tyranny & Terror - NATANSKY'S MASTERPIECE, WITH COGENT ARGUMENTS FOR HIS THEORY - SUPPOSEDLY ON PRESIDENT BUSH'S END TABLE
Shedd, W. A.	Islam and the Oriental Churches - AN OLD ERUDITE TOME OF EARLY HISTORY
Siddiqui, Shamim A.	Methodology of Dawah - THE "BIBLE" ON HOW THE RADICALS ARE GOING TO TURN THE USA INTO A RADICAL ISLAMIST STATE FROM THE INSIDE
Spargimino, Dr. Larry	Religion of Peace or Refuge for Terror - How the world's fastest growing religion spawns terrorism - A CHRISTIAN APOLOGISTS BOOK REGARDING THE HATE FILLED SIDE OF ISLAM - SHORT BUT WELL WRITTEN
Spencer, Robert	Islam Unveiled - Disturbing Questions About The Worlds Fastest-Growing Faith - A GREAT READ - SPENCER'S FIRST FULL LENGTH BOOK
Spencer, Robert	**The Politically Incorrect Guide to Islam (and The Crusades) - SPENCER'S MOST RECENT WORK - ONE OF THE BEST OVERALL INTRODUCTIONS TO THE SUBJECT AND HIGHLY RECOMMENDED FOR EVERY AMERICAN**
Spencer, Robert	Onward Muslim Soldiers - How Jihad Still Threatens America and the West - ANOTHER GREAT READ - SPENCER'S SECOND FULL LENGTH BOOK - OVERLAPS AND EXPANDS UPON HIS FIRST BOOK
Spencer, Robert - Editor	**The Myth of Islamic Tolerance - How Islamic Law Treats Non-Muslims - A LENGTHY TOME THAT LEAVES NO DOUBT THAT THE TITLE IS THE TRUTH - MANY CONTRIBUTIONS BY THE RECOGNIZED EXPERT ON THE SUBJECT - BAT YE'OR**
Sperry, Paul	**Infiltration - How Muslim spies and Subversives have penetrated Washington - HIGHLY RECOMMENDED - GOES INTO SOME DETAIL REGARDING THE RADICAL MUSLIM COMMUNITY IN NORTHERN VIRGINIA, AS WELL AS HOW THE US GOVERNMENT ITSELF, INCLUDING THE CIA AND FBI HAVE BEEN INFILTRATED AND SNOOKERED BY THE RADICAL ISLAMISTS**
Timmerman, Kenneth R.	**Preachers of Hate - Islam and the War on America - HIGHLY RECOMMENDED - THE BEST, CURRENT STUDY OF HOW ISLAM TEACHES AND PRACTICES HATRED TOWARD JEWS AND ISRAELIS, AND HOW THAT LEADS TO HATRED OF AMERICA, DEMOCRACY. AND ALL OF CHRISTIANITY.**
Toropov, Brandon & Buckles, Father Luke	World Religions, The complete Idiot's Guide to - A BRIEF GUIDE THAT IS LESS BIASED THAN THE OTHER IDIOTS GUIDES
Trifkovic, Serge	**The Sword of the Prophet - Islam - history, theology, impact on the world - THE BEST INTRODUCTORY BOOK TO THE SUBJECT - WAS THE STANDARD BEFORE SPENCER'S IDIOTS GUIDE, BUT IS STILL A GREAT READ THAT COVERS HISTORY AND CURRENT COUNTRIES THAT SPENCER DOESN'T**
Valley, Maj. General Paul & McInerney, Lt. General Thomas	Endgame - The Blueprint for Victory in the War on Terror - ANOTHER COGENT BLUEPRINT ON HOW TO WIN THE WAR AGAINST TERRORISM. THIS BOOK, LIKE ALL OF THEM, IS SHORT ON HOW TO REFORM ISLAM, REGARDLESS OF WHETHER IT CAN BE DONE OR NOT
Wagner, William	How Islam Plans to Change the World - SHORT BOOK WITH MOSTLY PERSONAL EXPERIENCES THAT ARE STILL STARTLING

Exhibit D

SAUDI PUBLICATIONS ON HATE IDEOLOGY FILL AMERICAN MOSQUES


FREEDOM
HOUSE

Center for Religious Freedom
Freedom House

Published by the Center for Religious Freedom

Center for Religious Freedom
Freedom House
1319 18th Street, NW
Washington, DC 20036
Phone: 202-296-5101
Fax: 202-296-5078
Website:
www.freedomhouse.org/religion

ABOUT THE CENTER FOR RELIGIOUS FREEDOM

The CENTER FOR RELIGIOUS FREEDOM is a division of Freedom House. Founded more than sixty years ago by Eleanor Roosevelt, Wendell Willkie, and other Americans concerned with the mounting threats to peace and democracy, Freedom House has been a vigorous proponent of democratic values and a steadfast opponent of dictatorship of the far left and the far right. Its Center for Religious Freedom defends against religious persecution of all groups throughout the world. It insists that U.S foreign policy defend those persecuted for their religion or beliefs around the world, and advocates the right to religious freedom for every individual.

Since its inception in 1986, the Center, under the leadership of human rights lawyer Nina Shea, has reported on the religious persecution of individuals and groups abroad and undertaken advocacy on their behalf in the media, Congress, State Department, and the White House. It also sponsors investigative field missions.

Freedom House is a 501(c)3 organization, headquartered in New York City. Its Center for Religious Freedom is a membership organization and all donations to it are tax deductible. It is located at 1319 18th Street NW, Washington, DC 20036; 202-296-5101, ext. 136; www.freedomhouse.org/religion.

CONTENTS

ACKNOWLEDGMENTS

We are grateful to the Lynde and Harry Bradley Foundation and the JM Foundation, without whose generosity this project would not have been possible.

Freedom House is deeply appreciative of the volunteers and expert consultants who helped in the preparation of this report. The research, translation and principle analysis of the materials for the report were carried out by both Muslims and non-Muslims who wish to remain anonymous for reasons of security. In light of the recent targeted assassination and death threats for speaking out against Islamic extremism in the Netherlands, such concerns appear especially valid. All involved did so out of a conviction that the Saudi Arabian publications in this study, which espouse an ideology of hate and purport to be the authoritative interpretation of Islam, continue to be in plentiful supply at some of our nation's main mosques and continue to be used as principal educational resources on Islam for Muslims in America. We also wish to acknowledge the many Muslims who have requested our help in exposing Saudi extremism in the hope of freeing their communities from ideological strangulation; they have done so in the firm belief that public awareness of this problem will prompt the moderate majority of American Muslims to take steps to remedy it.

Freedom House's Center for Religious Freedom Director Nina Shea edited the report. Center Senior Fellow Paul Marshall provided research and editorial advice and Center Program Director Elyse Bauer worked extensively on the materials.

METHODOLOGY

Freedom House's Center for Religious Freedom decided to undertake this project after a number of Muslims and other experts publicly raised concerns about Saudi state influence on American religious life.[1] This report complements a May 2003 recommendation of the U.S. Commission on International Religious Freedom, an independent government agency, that the U.S. government conduct a study on Saudi involvement in propagating internationally a "religious ideology that explicitly promotes hate, intolerance, and other human rights violations, and in some cases violence, toward members of other religious groups, both Muslims and non-Muslims." [2] In releasing this report, the Center is also mindful of one of the key findings of the 9/11 Commission Report: "Education that teaches tolerance, the dignity and value of each individual, and respect for different beliefs is a key element in any global strategy to eliminate Islamist terrorism."

The phenomenon of Saudi hate ideology is worldwide, but its occurrence in the United States has received scant attention. This report begins to probe in detail the content of the Wahhabi ideology that the Saudi government has worked to propagate through books and other publications within our borders.[3] While substantial analysis has been previously published on Saudi Wahhabism in other countries, few specifics have been reported on the content of Wahhabi indoctrination within the United States. [4] Part of the reason may be that the vast majority of the written materials are in Arabic. Also, U.S. security investigations have focused on stopping money flows and curbing the activities of individual extremists resulting in, among other actions, the recent expulsions of dozens of religious teachers with Saudi diplomatic passports.[5] Saudi officials argue that they have changed their textbooks at home, something we have not sought to confirm. We have ascertained that as of December 2004, Saudi-connected resources and publications on extremist ideology remain common reading and educational material in some of America's main mosques.

In undertaking this study, we did not attempt a general survey of American mosques. In order to document Saudi influence, the material for this report was gathered from a selection of more than a dozen mosques and Islamic centers in American cities, including Los Angeles, Oakland, Dallas, Houston, Chicago, Washington, and New York. In most cases, these sources are the most prominent and well-established mosques in their areas. They have libraries and publication racks for mosque-goers. Some have full-or part-time schools and, as the 9/11 Commission Report observed, such "Saudi-funded Wahhabi schools are often the only Islamic schools."[6]

The material collected consists of over 200 books and other publications, many of which titles were available in several mosques. Some 90 percent of the publications are in Arabic, though some are in English, Urdu, Chinese and Tagalog. With one exception,

an Urdu-language document, the materials for this study were in Arabic and English. The Center had two independent translators review each Arabic document.

All the documents analyzed here have some connection to the government of Saudi Arabia. In some instances, they have five connections. The publications under study each have at least two of the following links to Saudi Arabia. They are:

- official publications of a government ministry;
- distributed by the Saudi embassy;
- comprised of religious pronouncements and commentary by religious authorities appointed to state positions by the Saudi crown;
- representative of the established Wahhabi ideology of Saudi Arabia; and/or
- disseminated through a mosque or center supported by the Saudi crown.

In many examples, the Saudi link is readily apparent from the seal or name appearing on the cover of the publications of the Saudi Embassy in Washington, or of the Saudi cultural, educational or religious affairs ministries, or of the Saudi Air Force. While not all the mosques in the study may receive Saudi support, some of the mosques and centers, such as the King Fahd Mosque in Los Angeles and the Islamic Center in Washington, are openly acknowledged to receive official support by the Saudi king as recorded on his website.[7] While some observers distinguish between funding from the Saudi state and donations made by individual members of the Saudi royal family, it should be noted that King Fahd makes no such distinction. His website asserts, "King Fahd gave his support, either personally or through his Government…." The website also asserts that "the cost of King Fahd's efforts in this field has been astronomical, amounting to many billions of Saudi Riyals," resulting in "some 210 Centers wholly or partly financed by Saudi Arabia, more than 1,500 Mosques and 202 colleges and almost 2,000 schools for educating Muslim children." The King and his son donated millions of dollars to the King Fahd mosque.[8]

Furthermore, the Saudi government has directly staffed some of these institutions. The King Fahd mosque, the main mosque in Los Angeles, from which several of these publications were gathered, employed an imam, Fahad al Thumairy, who was an accredited diplomat of the Saudi Arabian consulate from 1996 until 2003, when he was barred from reentering the United States because of terrorist connections. The 9/11 Commission Report describes the imam as a "well-known figure at the King Fahd mosque and within the Los Angeles Muslim community," who was reputed to be an "Islamic fundamentalist and a strict adherent to orthodox Wahhabi doctrine" and observed that he "may have played a role in helping the [9/11] hijackers establish themselves on their arrival in Los Angeles."[9]

Several hate-filled publications in this study were also gathered from the Institute of Islamic and Arabic Sciences in Fairfax, Virginia. According to investigative reports in the *Wall Street Journal* and the *Washington Post*, Prince Bandar bin Sultan, the Saudi Ambassador to the U.S., served as chairman of this school's Board of Trustees, and some

16 other personnel there held Saudi diplomatic visas until they were expelled for extremism by the State Department in 2004.[10] Until late 2003, the institute was an official adjunct campus of the Imam Mohammed Ibn-Saud Islamic University in Riyadh, part of Saudi Arabia's state-run university system, funded and controlled by the Saudi Ministry of Education.[11] Although Saudi Arabia claims to have severed official links with it, the Institute the Saudis established continues to operate in northern Virginia.

Some of the works were published by the Al-Haramain Foundation, run from Saudi Arabia with branch offices in the United States until the FBI blocked its assets in February 2004, finding that it was directly funding al Qaeda. In October 2004, the Saudi government's Ministry for Islamic Affairs dissolved the foundation, and, according to a senior Saudi official, its assets will be folded into a new Saudi National Commission for Charitable Work Abroad.

Some of the Wahhabi materials in this study were printed by publishers and libraries functioning as publishing houses in Saudi Arabia. Some of these are directly government-supported and-controlled, such as the King Fahd National Library and the General Presidency of the Administration of Scientific Research, Ifta', Da'wa and Guidance (General Administration for Printing and Translation). Others, which may be privately run, are monitored closely by the state, which does not grant the free right to expression, and, according to the State Department, the government's Ministry of Information has the authority to appoint and remove all editors-in-chief.[12]

A prolific source of *fatwas* condemning "infidels" in this collection was Sheik 'Abd al-'Aziz Bin 'Abdillah Bin Baz (died 1999), who was appointed by King Fahd in 1993 to the official post of Grand Mufti. As Grand Mufti, he was upheld by the government of Saudi Arabia as its highest religious authority. Bin Baz was a government appointee who received a regular government salary, served at the pleasure of the King and presided over the Saudi Permanent Committee for Scientific Research and the Issuing of *Fatwas*, an office of the Saudi government. His radically dichotomous mode of thinking, coupled with his persistent demonizing of non-Muslims and tolerant Muslims, runs through the *fatwas* in these publications.

Bin Baz is famously remembered by many Saudis for a ruling he issued in 1966 declaring the world flat. He was also responsible for the *fatwa*, unique in Islam, barring Saudi women from driving.[13] Perhaps as a way of atoning for a *fatwa* he reluctantly issued in 1991 at the time of the Gulf War accepting the presence of non-Muslim troops in Saudi Arabia, in subsequent years Bin Baz seemed to go out of his way to pronounce against Christians, Jews, and "infidel" Westerners. His *fatwas*, which carry considerable weight, have been circulated through official Saudi diplomatic channels to mosques and schools throughout the world, including some in the United States, and have been particularly influential in radicalizing Muslim youth at home and abroad. The extremist views proclaimed in these official *fatwas* belie what Adel al-Jubeir, the articulate Saudi spokesman and special advisor to Crown Prince Abdullah, asserts during televised press conferences about fanatical sheiks in the Kingdom being mainly "underground," and the *fatwas* they issue being merely expressions of "their personal opinions." Though Bin Baz

is now dead, his fanatical *fatwas* continue to be treated as authoritative by the Saudi government.

The bulk of the material was collected in November and December 2003. In December 2004, additional samples were collected from mosques in Washington, Falls Church, Los Angeles, Orange County and Chicago showing that the problem continues as this report goes to press. One of the documents from Saudi Arabia's Islamic Affairs Ministry bears the post-9/11 publication date of 2002, while most of the other titles were published in the 1980s and 1990s. Notwithstanding the fact that some of the titles were published by groups and entities that in the last two years have been shut down or have broken ties with the Saudi government following U.S. government terrorism investigations, and despite the Saudi government advertising campaign that their textbooks are being revised, the offensive titles and similar publications remain widely available in America, and in some cases dominate mosque library shelves, and continue to be used to educate American Muslims.

Copies of the documents and their translations are kept on file at Freedom House. A listing of the mosques and centers where these publications were found and a bibliography of the documents analyzed in this report follow.

FOREWORD

R. James Woolsey*

(This foreword is adapted from testimony delivered on May 22, 2002, before the House Committee on International Relations Subcommittee on the Middle East and South Asia.)

Since the Saudi conquest of the Hejaz from the Hashemites in 1924 and the formal establishment of the state of Saudi Arabia in 1932 – more or less simultaneously with the discovery of huge oil deposits in the kingdom – Saudi Arabia has been of substantial importance in the world. So although the Saudis have existed as a tribe and a family in control of a small portion of Arabia for centuries, their influence, even their existence as a nation, has come about within the life span of many now living, including the kingdom's effective ruler today, Crown Prince Abdullah.

Until less than thirty years ago, our relations with the Saudis were generally smooth. We were on the same side in the cold war, and the Saudis valued our support (and we theirs) against Soviet influence in the Mideast. Of course the oil embargo of 1973 created major stress, but the watershed year was 1979, when Khomeini came to power in Iran and extremists took over the holiest of Islam's shrines, the Mosque in Mecca, which was under the protection of the Saudi King; it was reclaimed by the Saudis only after substantial loss of both life and face.

As recently as the late 70's before these two events occurred the world of US-Saudi relations was a reasonably close and relaxed one. A number of Saudis prominent in government, the military, and the oil business had been educated in the West and were on quite easy terms, at least privately, with Western values and ways. If you will permit me one personal but I think useful vignette, I was in the Kingdom on Navy-related matters (I was Under Secretary of the Navy at the time) in 1978 and through a friend of a friend I was invited to a Saudi home for dinner. There were several Saudi men there, all of whom had been educated in the West; they were accompanied by their wives, who had also spent substantial time in the West, wearing modest but lovely Western dresses; everyone had an aperitif before dinner; the conversation about world events was informed, sophisticated, and urbane. It was very much like an evening I spent shortly thereafter in Israel.

I dare say that sort of evening would not occur in today's Saudi Arabia. Not only would the dinner be all-male (and certainly no aperitifs) but I would imagine that the Saudi participants would be far less likely to have either studied in the West or be familiar with many issues from a Western perspective.

A major part of the reason for this and other important changes in the Kingdom was the Saudi royal family's reaction to the tumultuous year of 1979. We are still feeling

the after-shocks today. The Saudis chose after the twin shocks of that year to strike a Faustian bargain with the Wahhabi sect and not only to accommodate their views about propriety, pious behavior, and Islamic law, but effectively to turn over education in the Kingdom to them and later to fund the expansion into Pakistan and elsewhere of their extreme, hostile, anti-modern, and anti-infidel form of Islam. The other side of the bargain was that if the Wahhabis would concentrate their attacks on, essentially, the U.S. and Israel, the Saudi elite would get a more-or-less free ride from the Wahhabis and the corruption within the Kingdom would be overlooked.

As a result, this Wahhabi sect, which would have been regarded as recently as fifty years ago as an austere, fringe group by a large majority of Muslims, is now extremely powerful and influential in the Muslim world due to Saudi government support and the oil wealth of the Arabian peninsula. Former Secretary of State George Shultz, not known for either a propensity for overstatement or for hostility to the Saudis, calls this deflection of Wahhabi anger toward us "a grotesque protection racket."

This Faustian bargain has had a huge effect on opinion in the Kingdom. Bernard Lewis points out that throughout most of the history of Islam in most parts of the Muslim world, Muslims have generally been more tolerant than many other religions – Jews and Christians, as "People of the Book", were dealt with especially tolerantly. Today in the Kingdom, however, young people are systematically infused with hostility for "infidels." Moreover, most young Saudis are not equipped when they graduate from school to perform the jobs necessary to operate a modern economy. Instead many are employed, if that is the right word, as, e.g., religious police – walking the streets to harass women whose veils may not fully cover their faces, for example. Young Saudis' anger based on their lack of useful work and their indoctrination is palpable. It is not an accident that 15 of the 19 terrorists who attacked us on September 11 were Saudis. The *New York Times* (January 27, 2002) cited a poll conducted by Saudi Intelligence, and shared with the U.S. government, that over 95% of Saudis between the ages of 25 and 41 have sympathy for Osama bin Laden. Whether this report from the Saudi government of their young adults' views is accurate or distorted, it makes an important point about hostility to us, either by the government, the people, or both.

The Saudi-funded, Wahhabi-operated export of hatred for us reaches around the globe. It is well known that the religious schools of Pakistan that educated a large share of the Taliban and al Qaeda are Wahhabi. But Pakistan is not the sole target. I had in my office recently a moderate Muslim leader from an Asian country. He was in the U.S., seeking to obtain funds from foundations, so that he could have printed elementary school textbooks to compete with the Wahhabi-funded textbooks that are flooding his country and that are being made available to schools at little or no cost. The Wahhabi textbooks in his country, like textbooks in Saudi Arabia, teach that it is the obligation of all Muslims to consider all infidels the enemy. As an illustration of the consequences of such teaching, I have heard that in some cases during the fighting in Bosnia in the early nineties, American churches and synagogues that were raising funds for food and other aid for the Bosnian Muslims would approach local mosques and suggest a cooperative effort. On a number of occasions they were turned down and didn't understand why. The

reason was that for a Wahhabi Imam (and Sheikh Kabbani, perhaps the U.S.'s leading moderate Muslim leader, says that a substantial percentage of American mosques have Wahhabi-funded Imams), it is normally not believed to be permissible for Muslims to work with infidels, even if the purpose is to help Muslims. I don't believe at all that this attitude reflects the views of a substantial number of American Muslims, but it may indicate one way that the Wahhabi reach extends into this country as well.

Americans are not normally comfortable distinguishing between what is acceptable and what is not acceptable within a religion, unless they are, say, debating views within their own church. Because of the First Amendment and American culture, most Americans tend not to make judgments about others' religions. But the Wahhabis and the Islamists whom they work with and support have a long political reach and their views have substantial political effect. Some of the consequences of this "grotesque protection racket" have been quite lethal: American deaths and the failure to apprehend the terrorists who killed them.

One analogue for Wahhabism's political influence today might be the extremely angry form taken by much of German nationalism in the period after WW I. Not all angry and extreme German nationalists (or their sympathizers in the U.S.) in that period were or became Nazis. But just as angry and extreme German nationalism of that period was the soil in which Nazism grew, Wahhabi and Islamist extremism today is the soil in which al Qaeda and its sister terrorist organizations are growing. We need to recognize the problem posed by the international spread of this hate ideology, including within the American homeland.

This report is a first step in an effort to contain the destructive ideology being proliferated by the Wahhabis within the American homeland. Hopefully it will lead to the removal of tracts spreading hatred within American mosques, libraries and Islamic centers. The publications analyzed in this Report and others like them that advocate an ideology of hatred have no place in a nation founded on religious freedom and toleration.

*Chairman of the Board of Directors of Freedom House, and former Director of Central Intelligence in 1993-95

INTRODUCTION

On December 3, 2004, Ahmed, an Arab exchange student, walks down a palm-lined boulevard in a working class neighborhood of Los Angeles. Since it is Friday, he bypasses the Hispanic restaurants, the 7/11, and the sporting goods store, and enters the King Fahd mosque – an elegant building of white marble etched with gold, adorned by a blue minaret, that is named after its benefactor, the King of Saudi Arabia. Later he will join 500 other California Muslims in prayer but, because it is early, he visits the mosque library where he picks up several books on religious guidance, written in Arabic, that are offered free to Muslims like him, newly arrived and uncertain on how to fit into this modern, diverse land.

The tracts he opens are in the voice of a senior religious authority. They tell him that America, his adoptive home, is the "Abode of the Infidel," the Christian and the Jew. He reads:

"Be dissociated from the infidels, hate them for their religion, leave them, never rely on them for support, do not admire them, and always oppose them in every way according to Islamic law."

The advice is emphatic: *"There is consensus on this matter, that whoever helps unbelievers against Muslims, regardless of what type of support he lends to them, he is an unbeliever himself."*

As he reads this warning, Ahmed thinks back to the U.S. government's request to the American Muslim community for their voluntary cooperation in the fight against terrorism and he is afraid. He knows that the tracts' author views such officials as "unbelievers," so that, if he helped them, he would be an unbeliever himself, a renegade, an apostate from Islam who should therefore be put to death. He begins to worry too about his cousin, an American citizen who recently enlisted in the U.S. military.

The books give him detailed instructions on how to build a "wall of resentment" between himself and the infidel: *Never greet the Christian or Jew first. Never congratulate the infidel on his holiday. Never befriend an infidel unless it is to convert him. Never imitate the infidel. Never work for an infidel. Do not wear a graduation gown because this imitates the infidel.*

Ahmed looks carefully at the book's cover. It says "*Greetings from the Cultural Department*" of the Embassy of Saudi Arabia in Washington, D.C. The book is published by the government of Saudi Arabia. The other books are textbooks from the Saudi Education Ministry, and collections of *fatwas*, religious edicts, issued by the government's religious office, published by other organizations based in Riyadh.

In another book he reads that, if relations between Muslims and non-Muslims were harmonious, there would be *"no loyalty and enmity, no more jihad and fighting to raise Allah's work on earth."*

Ahmed's experience is repeated, not only in Saudi Arabia and the notorious *madrassas* of Pakistan, but throughout America: the texts he read have been spread from coast to coast and now fill the libraries and study halls of some of America's main mosques. To be sure, not all the books in such mosques espouse extremism and not all extremist works are Saudi. Saudi Arabia, however, is overwhelmingly the state most responsible for the publications on the ideology of hate in America.

The Center for Religious Freedom has gathered samples of over 200 such texts over the last twelve months -- all from American mosques and all spread, sponsored or otherwise generated by Saudi Arabia. They demonstrate the ongoing indoctrination of Muslims in the United States in the hostility and belligerence of Saudi Arabia's hardline *Wahhabi* sect of Islam.

All Saudis must be Muslim, and the Saudi government, in collaboration with the country's religious establishment, enforces and imposes Wahhabism as the official state doctrine. [14] In 2004, the United States State Department designated Saudi Arabia as a "Country of Particular Concern" under the International Religious Freedom Act after finding for many years that "religious freedom did not exist" in the Kingdom.[15] The Saudi policy of denying religious freedom is explained in one of the tracts in this study: "*Freedom of thinking requires permitting the denial of faith and attacking what is sacred, glorifying falsehood and defending the heretics, finding fault in religion and letting loose the ideas and pens to write of disbelief as one likes, and to put ornaments on sin as one likes.*"

The Wahhabism that the Saudi monarchy enforces, and on which it bases its legitimacy, is shown in these documents as a fanatically bigoted, xenophobic and sometimes violent ideology.[16] These publications articulate its wrathful dogma, rejecting the coexistence of different religions and explicitly condemning Christians, Jews, all other non-Muslims, as well as non-Wahhabi Muslims. The various Saudi publications gathered for this study state that it is a religious obligation for Muslims to hate Christians and Jews and warn against imitating, befriending, or helping such "infidels" in any way, or taking part in their festivities and celebrations. They instill contempt for America because the United States is ruled by legislated civil law rather than by totalitarian Wahhabi-style Islamic law. Some of the publications collected for this study direct Muslims not to take American citizenship as long as the country is ruled by infidels and tells them, while abroad, above all, to work for the creation of an Islamic state. The Saudi textbooks and documents spread throughout American mosques preach a Nazi-like hatred for Jews, treat the forged *Protocols of the Elders of Zion* as historical fact, and avow that the Muslim's duty is to eliminate the state of Israel. Regarding women, the Saudi state publications in America instruct that they should be veiled, segregated from men and barred from certain employment and roles.

In these documents, other Muslims, especially those who advocate tolerance, are condemned as infidels. The opening *fatwa* in one Saudi embassy-distributed booklet responds to a question about a Muslim preacher in a European mosque who taught that it is not right to condemn Jews and Christians as infidels. The Saudi state cleric's reply rebukes the Muslim cleric: *"He who casts doubts about their infidelity leaves no doubt about his."* Since, under Saudi law, "apostates" from Islam can be sentenced to death, this is an implied death threat against the tolerant Muslim imam, as well as an incitement to vigilante violence. Other Saudi *fatwas* in the collection declare that Muslims who engage in genuine interfaith dialogue are also "unbelievers." As for a Muslim who fails to uphold Wahhabi sexual mores through homosexual activity or heterosexual activity outside of marriage, the edicts found in American mosques advise, *"it would be lawful for Muslims to spill his blood and to take his money."* Sufi and Shiite Muslims are also viciously condemned. Regarding those who convert out of Islam, it is explicitly asserted, they *"should be killed."*

Much of the commentary in the West on Wahhabi hate ideology is restricted to shallow statements that it is "strict" or "puritanical." The Saudi publications in this study show that there is much more of concern to Americans in this ideology than rigid sexual codes. They show that it stresses a dualistic worldview in which there exist two antagonistic realms or abodes that can never be reconciled -- *Dar al-Islam* and *Dar al-Har,* or Abode of War (also called *Dar al-Kufr,* Abode of the Infidel) -- and that when Muslims are in the latter, they must behave as if on a mission behind enemy lines. Either they are there to acquire new knowledge and make money to be later employed in the *jihad* against the infidels, or they are there to proselytize the infidels until at least some convert to Islam. Any other reason for lingering among the unbelievers in their lands is illegitimate, and unless a Muslim leaves as quickly as possible, he or she is not a true Muslim and so too must be condemned.

One insidious aspect of this propaganda is its aim to replace traditional and moderate interpretations of Islam with Wahhabi extremism. Wahhabism began only 250 years ago with the movement created by fanatical preacher Muhammad Ibn Abd al-Wahhab. Once a fringe sect in a remote part of the Arabian peninsula, Wahhabi extremism has been given global reach through Saudi government sponsorship and money, particularly over the past quarter century as it has competed with Iran in spreading its version of the faith. [17] With its vast oil wealth and its position as guardian of Islam's two holiest sites, Saudi Arabia now claims to be the leading power within Islam and the protector of the faith, a belief stated in the Saudi Basic Law. Saudi Foreign Policy Adviser Adel al-Jubeir publicly states that "the role of Saudi Arabia in the Muslim world is similar to the role of the Vatican." [18] Even as the Saudi state asserts that it strives to keep the faith "pure" and free of innovation, it invents a new role for itself as the only legitimate authority on Islam.[19]

One example of how Saudi Arabia asserts its self-appointed role as the authoritative interpreter of Islam within the Muslim world is provided in a collection of *fatwas* published by the Saudi Embassy's Cultural Department in Washington. Its one-page introduction laments the dearth of competent Islamic scholars among Muslim

emigrant communities abroad, and the confusion this has caused about Islamic beliefs and worship. The opening line reads, "The emigrant Muslim communities suffer in these countries from a lack of religious scholars (*ulema*)." It states that this deplorable situation has led the highest committee of Islamic scholars in the Kingdom to offer authoritative replies to questions frequently asked by Muslims living in the non-Muslim world. These replies are given in authoritative pronouncements that the introduction urges should be official guides for preachers, mosque imams, and students living far from the Kingdom.

Saudi Wahhabism is dominant in many American mosques. Singapore's main newspaper recently published an interview with Sheik Muhammad Hisham Kabbani, the Lebanese-American chairman of the Islamic Supreme Council of America, based in Washington, D.C.: "Back in 1990, arriving for his first Friday prayers in an American mosque in Jersey City, he was shocked to hear Wahhabism being preached. 'What I heard there, I had never heard in my native Lebanon. I asked myself: Is Wahhabism active in America? So I started my research. Whichever mosque I went to, it was Wahhabi, Wahhabi, Wahhabi, Wahhabi.'"[20]

Within worldwide Sunni Islam, followers of Wahhabism and other hardline or *salafist* (literally translated as venerable predecessors) movements are a distinct minority. This is evident from the millions of Muslims who have chosen to make America their home and are upstanding, law-abiding citizens and neighbors. In fact it was just such concerned Muslims who first brought these publications to our attention. They decry the Wahhabi interpretation as being foreign to the toleration expressed in Islam and its injunction against coercion in religion. They believe they would be forbidden to practice the faith of their ancestors in today's Saudi Arabia, and are grateful to the United States and other Western nations for granting them religious freedom. They also affirm the importance of respecting non-Muslims, pointing to verses in the Koran that speak with kindness about non-Muslims. They raise examples of Islam's Prophet Mohammed visiting his sick Jewish neighbor, standing in deference at a Jew's funeral procession, settling a dispute in favor of a truthful Jew over a dishonest person who was Muslim, and forming alliances with Jews and polytheists, among others. They criticize the Wahhabis for distorting and even altering the text of the Koran in support of their bigotry. They say that in their tradition *jihad* is applicable only in the defense of Islam and Muslims, and that it is commendable, not an act of "infidelity," for Muslims, Jews, and Christians to engage in genuine dialogue.

The publications in this study, found in some of America's most important mosques, pose a grave threat to non-Muslims and to the Muslim community itself. They now have become a matter of national security since 15 of the 19 September 11 hijackers were Saudi subjects indoctrinated from young ages in just such Wahhabi ideology, possibly from the very same textbooks and *fatwa* collections. Saudi state curriculum for many years has taught children to hate "the other" and support *jihad*, a malleable term that is used by terrorists to describe and justify their atrocities. For example, a book for third-year high school students published by the Saudi Ministry of Education that was collected from the Islamic Center of Oakland in California, teaches students, including

even now some American Muslims, to prepare for *jihad* in the sense of war against Islam's enemies, and to strive to attain military self-sufficiency: "*To be true Muslims, we must prepare and be ready for jihad in Allah's way. It is the duty of the citizen and the government. The military education is glued to faith and its meaning, and the duty to follow it.*"

The same hostility toward "infidels" propagated in official Saudi Islamic publications and *fatwas* surfaces repeatedly in statements by Muslim terrorists.[21] A prime example occurred on May 29 and 30, 2004, when a terrorist squad went through the compound of foreigners in Khobar, Saudi Arabia, segregating the Muslims from the non-Muslims (mainly Christians and Hindus) before slitting the throats of the latter, and in some cases, beheading them. To the remaining terrified Muslims the slaughterers calmly explained how certain verses in the Koran should be read and understood to preach hatred of "unbelievers." Their explicit aim was to cleanse the land of Mohammad of Christians and polytheists.[22] While Saudi officials were quick to denounce this ruthless act of terror, it followed logically from the state's relentless indoctrination in hate ideology.

The Saudis' totalitarian doctrine of religious hatred – now planted in many America mosques -- is inimical to our tolerant culture, and undermines the war on terrorism by providing the intellectual foundation for a new generation of Islamic extremists.[23] Several of the Saudi embassy titles in this study are expressly aimed at the immigrant and traveler. It should be remembered that the leaders of the 9/11 hijackers were themselves immigrants and became radicalized in the West.[24] And while our Los Angeles mosque-goer Ahmed is fictitious, Saudi hijackers Nawaf al Hazmi and Khalid al Mihdhar are not. Upon their arrival in America, they promptly made the King Fahd mosque the center of their lives, the base from which they received assistance, made friends, and no doubt could find moral reinforcement -- perhaps including from the mosque reading material -- to justify their planned terror mission against New York's twin towers. Fahad al Thumairy, a King Fahd mosque imam at that time, was a well-known Wahhabi extremist and Saudi diplomat whom the U.S. expelled for suspected terrorism in 2003.[25]

Recent converts with limited experience of Islam can be particularly susceptible to the Saudi publications' toxic message.[26] Adam Gadahn, thought to be the "American *jihadi*" who appeared in a mask on a videotape just before the 2004 elections threatening that America's street would "run with blood," had converted to Islam and became radicalized after spending hours studying Islam with seven or eight other young men at the Islamic Society of Orange County in California, the mosque chairman is quoted telling the *Washington Post*. We cannot tell precisely what he and his group were reading, but the mosque chairman told the *Post*: "'They were very rigid, cruel in talking to people....' They criticized [the chair] for wearing Western clothes, for not wearing a beard, for trying to reach out to the local Jewish communities. Seizing on his American nickname, Danny, they circulated fliers around the mosque calling him 'Danny the Jew.'"[27] This attitude reflects perfectly the teachings given by the Saudi embassy in

several of the documents in our collection, copies of which were gathered from, among other places, the very Orange County Islamic Society where Gadhan studied.

Saudi commentators, themselves, have drawn the link between, on one hand, the large number of Saudis involved on September 11 and among the al Qaeda prisoners in Guantanamo Bay, and, on the other, the culture of religious rage and violence that is part of Saudi religious education. A study presented to a Saudi forum of 60 intellectuals, researchers, clerics and public figures, convened by Saudi Crown Prince Abdullah in December 2003 as part of a "National Dialogue" series, found "grave defects" in the religious curricula of the state's boys' schools, particularly with regard to "others," that is, non-Muslims and non-Wahhabi Muslims.[28] The researchers concluded that this approach "encourages violence toward others, and misguides the pupils into believing that in order to safeguard their own religion, they must violently repress and even physically eliminate the 'other,'" according to a summary of the study by MEMRI.[29] The Saudi forum concluded with recommendations for reforming the religious curriculum. The Saudi government is currently waging a multi-million dollar public relations campaign[30] in the United States, which among other activities advertised in American journals that the Kingdom's textbooks are being "updated." We have not attempted to investigate this claim but we remain skeptical based on our own recent interviews of Saudi official religious scholars who denied that reform was necessary and said that textbook reform would have to "evolve slowly over many years," [31] as well as other reports.[32] We have confirmed that, as of December 2004, the retrograde, unreformed editions of Saudi textbooks and state-sponsored, hate-filled *fatwa* collections remain widespread and plentiful in many important American mosques.

The spread of Islamic extremism, such as Wahhabism, is the most serious ideological challenge of our times. Senator Jon Kyl, chairman of the Judiciary Committee's Subcommittee on Terrorism, who held hearings on Wahhabism, asserted: "A growing body of accepted evidence and expert research demonstrates that the Wahhabi ideology that dominates, finances and animates many groups here in the United States, indeed is antithetical to the values of tolerance, individualism and freedom as we conceive these things."[33]

Wahhabi extremism is more than hate speech; it is a totalitarian ideology of hatred that can incite to violence.[34] The fact that this hate ideology is being mainstreamed within our borders through the efforts of a foreign government, namely Saudi Arabia, demands our urgent attention. The press has previously written of the extremist infiltration of the prison and military chaplain programs in the United States. [35] The Saudi publications described in this report could also pose a serious threat to American security and to the traditional American culture of religious toleration and freedom.

Not only does the government of Saudi Arabia not have a right – under the First Amendment or any other legal document – to spread hate ideology within U.S. borders, it is committing a human rights violation by doing so. A government that advocates religious intolerance and hatred violates the religious freedom and tolerance provisions of Article 18 of the Universal Declaration of Human Rights. Planted as authoritative reading

materials in some of America's most prominent mosques (many of which also receive Saudi state support) these state-backed publications, in effect, represent a continuing breach of international law.

We need more rigorously to defend American ideals of equality and freedom against the Saudi government's spread of Islamic extremism. The 9/11 Commission 2004 Report concluded that our efforts in this regard should be as strong as they were in "combating closed societies during the Cold War." As the United States formulates foreign policy, it must take into consideration the high-stakes struggle over ideology within Islam and the central role Saudi Arabia continues to play in it. Security probes over the past two years have resulted in the United States expelling dozens of Saudi diplomats, some having served here as mosque imams and religious teachers; one result is that the Institute of Islamic and Arabic Sciences in America, one source of Wahhabi extremist publications, is now a shadow of its former self and Saudi Ambassador Bandar has resigned from the chairmanship of its board.[36] They have shut down Saudi charities linked to terrorism within the United States.[37] They have also prompted the Saudi embassy to close its radical Islamic Affairs office and reform its website.[38] These actions have curbed the flow of new Wahhabi publications but they do not address the threat posed by the materials these personnel and other Saudi government officials have left behind.

Freedom House wholeheartedly endorses the recommendation made by the U.S. Commission on International Religious Freedom for an official study of the Saudi export of hate ideology around the world. We also believe, based on our own study, that the United States should not delay in making an official protest at the highest levels to the Saudi government about its publications and *fatwas* lining the shelves of some of our most important mosques, mosques whose operations and personnel in some cases the Saudi government continues to support. It is ironic that Saudi Arabia itself has publicly announced the security need to update religious educational materials at home (albeit it remains to be verified whether such reform is carried out and to what extent) yet the unreformed textbooks and Wahhabi publications remain among the main religious resources for American Muslims. The problem is compounded when some American public libraries and schools rely on Wahhabi Islamic centers and institutions for their own acquisitions and course curriculum, and Wahhabism, still a minority sect, becomes seen as the norm within Islam by non-Muslims.[39] As it engages in the battle of ideas, the United States should assert American principles of religious freedom and human rights against Saudi Wahhabism and confront directly the teachings of Saudi hate ideology. We urge mosque leaders to remove these hateful publications and materials. We also encourage private sources of financing to come forward to fill the need for educational materials in American mosques with textbooks and tracts that emphasize religious toleration and the principles of individual religious freedom and other basic human rights.

Nina Shea
Director, Center for Religious Freedom
Freedom House
December 15, 2004

I. CHRISTIANS, JEWS AND OTHER "INFIDELS"

Wahhabis, the followers of Saudi Arabia's established and extreme version of Sunni Islam, condemn as "infidels" all non-Muslims. The Saudi state denies them rights to practice their religions within the country. In the Saudi Wahhabi literature found in the United States Christians and Jews are often paired together for attack. They are portrayed as infidels *par excellence*: not to be greeted first, not to be taken as friends, and not to be imitated.

To Wahhabis, Christianity is considered polytheistic and its doctrine of the Trinity represents an ultimate expression of blasphemy: deifying Jesus and associating other created entities with the one God (*shirk*). Moreover, Christianity stirs up images of crusaders and colonialists and is the dominant religion throughout the "Abode of Unbelief," in particular America.

The Wahhabi literature published and distributed by Saudi Arabia is replete with condemnations of Christians and their beliefs, and directs Muslims to actively hate them. The Saudi state's religious authorities promote an us-versus-them mentality among Muslims that extends to social, cultural and political matters, far beyond the realm of religious doctrine. One Saudi government document [Document No. 2], collected from a San Diego mosque, expresses the need to maintain a "wall of resentment" between Muslims and non-Muslims. If the "wall" were to come down through amity, *jihad* (holy war) would end, as that particular tract makes explicit. San Diego mosque-goers are instructed by this Saudi publication that:

> "[I]t is basic Islam to believe that everyone who does not embrace Islam is an unbeliever, and must be called an unbeliever, and that they are enemies to Allah, his Prophet and believers." [Document No. 2]

In a book entitled *Reality of Monotheism and Polytheism,* [Document No. 40] published by the Saudi Ministry of Islamic Affairs, copies of which were found at the Al-Farouq Mosque in Brooklyn, New York, the late Saudi official, Grand Mufti Bin Baz, wrote that Islam since the time of Adam and through successive prophets has preached belief in Allah's unity (*tawheed*). The Jews and Christians, however, became misguided unbelievers when they rejected Mohammed, despite the presence among them of some who proclaim God's unity.

According to the Wahhabi view, it is a Muslim's religious duty to cultivate enmity between oneself and unbelievers. Hatred of unbelievers is the proof that the believer has completely dissociated from them. A work entitled *Loyalty and Dissociation in Islam* [Document No. 45], compiled by the Ibn Taymiya Library in Riyadh and

distributed by the King Fahd-supported Islamic Center of Washington, D.C., states emphatically:

> "To be dissociated from the infidels is to hate them for their religion, to leave them, never to rely on them for support, not to admire them, to be on one's guard against them, never to imitate them, and to always oppose them in every way according to Islamic law." [Document No. 45]

The Saudi Air Force publishing house has issued a series of hate-filled *fatwas* pronounced by Bin Baz and another of Saudi Arabia's most prominent writers on religious questions, Sheik Mohammad al-Salih Ibn al-'Athimein (died in 2000), aimed at Muslim travelers and emigrants. The Cultural Department of the Saudi Arabian Embassy in Washington distributed this 140-page book [Document No. 52] in the United States. Copies were collected from the Herndon Mosque, in Herndon, Virginia. It contains virulent denunciations of Christians and of the infidelity of their beliefs and practices. It offers intricate guidelines concerning the proper relations Muslims should have with non-Muslims while they reside in the latter's "lands of *shirk* and *kufr*" (i.e. lands of idolatry and infidelity).

The opening question in the embassy-distributed booklet, entitled "Rulings for Travelers and Emigrants" captures the extreme intolerance of the Saudi ideology. The *fatwa* responds to a question that seeks clarity regarding a Muslim preacher in an unspecified mosque in Europe who "claims in a study of his that declaring Jews and Christians infidels is not allowed." The Saudi state cleric's reply rebukes the unnamed European cleric: "He who casts doubts about their infidelity leaves no doubt about his own infidelity" [Document No. 52]. This condemnation of tolerant Muslims also appears in the religious edicts of Saudi Arabia's Permanent Committee for Scientific Research and the Issuing of *Fatwas*, collected from the Masjid Abu Bakr mosque in San Diego: "[T]he one who does not call the Jews and the Christians unbelievers is himself an unbeliever" [Document No. 2].

This raises the issue of *takfir*, accusing individuals or groups of blasphemy and condemning them for infidelity; included are other Muslims regarded by the fanatics as apostates. This is the most serious denunciation that could be made of another Muslim because Wahhabis believe apostates should be put to death, and it could be interpreted by fanatics as justification for murder. At a minimum, Wahhabi hardliners delegitimize and intimidate their Muslim opponents by labeling them as "infidels" or "apostates."

The first *fatwa* in the Saudi Embassy book [Document No. 52], condemning tolerant Muslims, is followed by selective Koranic verses that spell out the infidelity of Jews and Christians and condemn them to the eternal fires of hell. One quotation from Ibn Taymiya, also known as Sheik al-Islam, a medieval extremist frequently invoked by Osama bin Laden, offers support for the charge of infidelity made against Christians and Jews:

> "Whoever believes that churches are houses of God and that God is worshipped therein, or that what Jews and Christians do constitutes the worship of God and obedience to Him and His Prophet, or that God likes such practices and approves of them; and whoever assists them to keep their churches open and to establish their religion, and does so out of a feeling of kinship or out of a sense of obedience—whoever does all these things is an infidel." [Document No. 52]

Another Ibn Taymiya pronouncement is given as a warning: "Whoever believes that visiting *dhimmis* [Christians and Jews] in their churches brings him closer to God is an apostate." According to the Saudi interpretation of Islamic law, apostasy is punishable by death [Document No. 52].[40]

Is a Muslim allowed to read the Gospels? Only if he is so well versed in his own Islamic faith and aims solely to point out the internal contradictions therein by exposing the tampering to which these Christian texts have been subjected [Document No. 52].

One questioner inquired about whether to accept an invitation from Protestant acquaintances to attend a church service with them. He stressed that, being Protestant, they had no statues or pictures in their church, and there would be no genuflecting before images and crosses or during rituals. The Saudi reply is that this is permissible only if accompanying them to their church can be used as a prelude to *da'wa*, or calling them to embrace Islam, and provided one does not share any of their beliefs and remains immune to their influences in every way [Document No. 52].

However, according to the Saudi state cleric, it is forbidden for infidels to enter mosques, and Muslims ought not to facilitate this violation. Nor are infidels allowed to deliver speeches in mosques or other special Islamic venues because this may enhance their standing in the eyes of other Muslims and allow them to spread their false doctrines, thus causing much confusion [Document No. 52].

From a Saudi publication [Document No. 45] gathered from the crown-supported Islamic Center of Washington, Muslims are warned that those who choose to reside in the lands of unbelief will be considered infidels and "enemies" of Allah if they either compliment non-Muslims or are critical of Muslims:

> "Those who reside in the land of unbelief out of their own choice and desire to be with the people of that land, accepting the way they are regarding their faith, or giving compliments to them, or pleasing them by pointing out something wrong with the Muslims, they become unbelievers and enemies to Allah and his messenger." [Document No. 45]

This document invokes the two-Abodes motif in order to underscore the utter incompatibility between the lands of Islam and those of infidelity. Similarly, believers

are exhorted to depart from infidel lands (*hijra*) if they cannot establish Islamic beliefs and practices in those lands and are able to immigrate back to the Abode of Islam.

The Saudi literature is bent on instilling in its followers the conviction that whenever they are not in Saudi Arabia or other Islamic countries, they are in enemy territory and accordingly should struggle to establish Islam, or else return to the Islamic world.

A Saudi-government text [Document No. 32] for tenth-grade students entitled *Science of Tawheed*, copies of which were obtained at the Al-Farouq Mosque in Houston, Texas, teaches the impropriety of mixing with, or imitating, the unbelievers.

> "Residing among the unbelievers continuously is also forbidden because it is dangerous for the belief of the Muslim. That is why Allah made it obligatory to emigrate from the land of disbelief to the land of Islam." [Document No. 32]

The message is that the peaceful coexistence of Muslim and non-Muslim in a multi-cultural state is not simply unachievable, but is undesirable and even punishable: If a Muslim "thinks it is permissible to be under their control, and he is pleased with the way they are, then there is no doubt that he is no longer a Muslim" [Document No. 32]. Muslims content to live in the West are therefore delegitimized, and, in fact, declared apostate. Anything positive they may say about the West is thereby discredited.

The interdiction against imitating the "People of the Book" (Christians and Jews) looms large in Saudi government documents and state-sanctioned writings and rulings. This high school text [Document No. 32] teaches Houston Muslims that it is strictly forbidden to imitate the unbelievers since it suggests an affinity with them. It defines three types of imitation, including copying their dress, shaving, and walking and talking like them. Imitating them in appearance suggests liking them on the inside.

Mohammad Jamil Zainu, a Saudi government-sanctioned teacher of Islamic jurisprudence in Mecca, in a work entitled *Islamic Guidelines to Reform the Individual and Society* [Document No. 25], writes that among the things that nullify one's Islamic faith, is "supporting Jews, Christians, and communists against Muslims." A copy of this publication was found at the Islamic Society of Greater Houston in Houston, Texas. Echoing these teachings is *Loyalty and Dissociation in Islam* [Document No. 45], which states,

> "There is consensus on this matter, that whoever helps unbelievers against Muslims, regardless of what type of support he lends to them, he is an unbeliever himself." [Document No. 45]

This Saudi religious interpretation would have profound implications, therefore, for Muslims serving in the U.S. military and government, and for Saudi Arabia and other

Muslim governments in foreign policy dealings with the United States and other non-Muslim states.

The *fatwa* of former Saudi religious authority Bin Baz is explicit. Published by Saudi Arabia's General Presidency for Managing Research and Religious *Fatwas*, and collected from the Richardson mosque in Dallas, it states:

> "It is not right for a Muslim to support the unbelievers, or to ask them to support him against his enemies, they are the enemy, do not trust them.... Muslims should not be recruited into their Army, whether they are Arabs or non-Arabs, because the unbeliever is the enemy of the believer." [Document No. 20]

Similarly, the Saudi publications state that Muslims are not to work for the infidel. For example, the Saudi government high school textbook collected from the Al-Farouq mosque in Houston states:

> "For a Muslim to be employed in the service of an unbeliever is something forbidden. The reason is because it gives authority to control and demean the believer to the unbeliever." [Document No. 32]

The Saudi publications also instruct Muslims that it is preferable not to hire non-Muslims, especially within the Arabian Peninsula, but, if they do, they have to hate them. In *fatwas* on the "Treatment of Servants," published [Document No. 36] by the Saudi Embassy to Washington and collected from the Islamic Center in East Orange, N.J., the late Saudi Grand Mufti Bin Baz states the following about how to handle an infidel domestic worker:

> "The women in your household do not have to stay away from her, but they should not treat her as they would treat a Muslim woman. They have to hate her for Allah's sake...." [Document No. 36]

The Saudi government's Permanent Committee for Scientific Research and the Issuing of *Fatwas*, prepared a collection of *fatwas,* [Document No. 44] published by the Saudi Embassy's Cultural Department in Washington, D.C. They state that Muslims ought not to attend the religious festivals of the unbelievers nor congratulate them on such occasions since this would suggest acceptance of them and complicity in their infidel ways. Again Ibn Taymiya is the source to which the Grand Mufti and the government's Permanent Committee refer on this matter [Document No. 44]. They rule that it is specifically forbidden for a Muslim to show any sign of pleasure during the festivities of the unbelievers, or to take any days off from work since all this risks "resembling the enemies of God."

The prominent Saudi religious leader Sheik al-'Athimein, in a *fatwa* collected from the Herndon Mosque in northern Virginia [Document No. 52], refers to Ibn Qayyim al-Jawziyya, another fanatic medieval source and disciple of Ibn Taymiya. Using these rulings, the Saudi embassy instructs Muslims not to congratulate Christians at Christmas time, by for example uttering the words "Happy Holiday." In fact, this abominable activity is "a practice more loathsome to God...than imbibing liquor, or murder, or fornication." This implies that a Muslim wishing a Christian "Happy Holidays" on Christmas is an apostate and should be put to death. If Christians, continues the Saudi embassy source, greet Muslims on the occasion of Christian holy days, Muslims are to remain silent since all such festivities are either fabrications abhorrent to God, or have been superceded by the coming of Islam. No holiday banquets, no exchange of gifts, and none of the traditions of Western culture are permitted to Muslims living among unbelievers according to the Saudi publications. Such behavior on the part of Muslims has the added danger of instilling greater self-confidence in the hearts of the infidels and making them proud of their false religion [Document No. 52].

The apparent intent of the Saudi embassy document is to frighten Muslims in America into living lives aloof and alienated from the rest of society. Again the implication is that common politeness shown by the Muslim to a non-Muslim could be tantamount to infidelity or apostasy and deserve death.

One curious tract [Document No. 2] discusses the preparations for celebrating the then imminent new millennium. Published by the Saudi government's Permanent Committee for Scientific Research and the Issuing of *Fatwas*, and found at the Abu Bakr Mosque in San Diego, it provides official rulings regarding questions from Muslims relating to the world media's extensive coverage of the approaching event. The message is that if Muslims indulged in new millennium preparations or celebrations they would be flirting with apostasy. Specifically the document reads,

> "The occasion and other like it must carry with it making truth and falsehood ambiguous, calling to disbelief, misguidance, pornography, atheism, and the appearance of that which is legally false...." [Document No. 2]

Again, the great peril is imitation of unbelievers. According to the document of the Saudi government's Permanent Committee, outward imitation is bound to lead to inward imitation, namely accepting infidel tenets of faith. A Muslim merchant is not even permitted to advertise or promote sales on the occasion of the year 2000. It is strictly forbidden to close one's business, or get married, or offer prizes, not to mention congratulate Christians on the second millennium. The document instructs San Diego mosque-goers that the important thing is never to show any sign of intimacy, admiration, or love for Christians and other "polytheists" [Document No. 2]:

> "The holidays of disbelievers are forbidden for other consideration: Imitating them in some of their holidays would require pleasing their hearts, and expanding their chests in

> whatever falsehood they're on; Imitating them in things that are outward, would require imitating them in things that are inward like false beliefs....The greatest corruption is that imitating them in things that are outward will bring some love and closeness inwardly, and loving them and supporting them is against faith....
>
> "It is impermissible for a Muslim to help the unbelievers in any way during their holidays, like promoting their holidays and advertising it...through the media, or erecting clocks...or printing cards, or school books, or to hold sales, or to give away prizes or to play sports.
>
> "It is impermissible for a Muslim to congratulate the unbelievers in their holidays, because it means you are pleased with that which they believe, and makes them happy."

Loyalty and Dissociation in Islam, [Document No. 45] compiled by the Ibn Taymiya Library in Riyadh and distributed by the King Fahd-supported Islamic Center of Washington, D.C., also stresses that a highly dangerous form of imitating the unbelievers is sharing their celebrations. Specifically it cautions, "The most dangerous form of imitating the unbelievers, the most destructive and the most prevalent among the Muslims, is sharing with the unbelievers their celebrations...." The reader is reminded that the *salaf* (the venerable predecessors) declared that all holidays of the polytheists are anathema.

A Saudi government high school text instructs Houston mosque-goers that even celebrating their own birthdays, as unbelievers do, is forbidden:

> "Imitating them in what they innovated in their religion, like their false holidays, the celebrations of birthdays, designating certain days of the week for activities in some jobs, and glorifying national days, this is forbidden and lewd." [Document No. 32]

In response to questions from Muslims living in the West about how they should interact with non-Muslims, the Saudi government experts on the Permanent Committee, including Grand Mufti Bin Baz and al-'Athimein, offer a range of replies largely advising a mixture of suspicion, hostility, and aggressive proselytism. Their *fatwas* have been found in mosques throughout the United States. Specific instructions are given by Saudi state religious authorities on how Muslims can demonstrate hostility.

On the matter of whether or not to commence greetings with Christians and Jews, the Saudi publication imposes a strict prohibition. Replying to a salutation by an unbeliever, on the other hand, should consist of no more than a terse "and upon you" [Document No. 52]. This directive is also contained in the tract published by the Saudi

Embassy's Cultural Department in Washington and collected from the Islamic Center in Washington.

> "It is forbidden for a Muslim to be first in greeting an unbeliever, even if he has a prestigious position." [Document No. 44]

Regarding infidels, the first obligation for a Muslim residing in their midst is *da'wa*, or calling them to accept Islam, according to Saudi *fatwas*. If the infidels are *dhimmis*, that is Christians and Jews submissive to Muslim rule, they are not to be violated physically or their possessions taken from them. A Muslim is allowed to conduct commercial transactions with infidels. A Saudi *fatwa* distributed in the Herndon, Virginia, mosque says that while the Muslim must not participate in infidel religious festivals, he or she can convey their condolences to an infidel who has suffered a loss; however, the Muslim should not say about the deceased: "May God have mercy on his soul," or "May God forgive him his sins," but rather to ask that God lead the living Christian to the right path, or compensate him the loss [Document No. 52]. Should a Muslim address Christians as "my brothers"? This is improper because they are not brothers in faith; however, it is acceptable if blood ties exist [Document No. 52].

Many Muslims come to the West to conduct business or to study. Saudi religious authorities would allow such forays into the Abode of Unbelief only if those undertaking them were solid in their Islamic faith and could be counted on to proselytize, were accruing earnings that would be used to benefit the Muslims, or were acquiring knowledge that would eventually strengthen the cause of Islam. Still, the Saudi documents [Documents Nos. 44 & 52] assert, dangers lurk everywhere, and the Muslim must anticipate the enmity of the unbelievers by being wary of their wiles and tricks. Take, for instance, the situation where a Muslim student is expected to be the first to greet a Christian of a prominent rank such as a university professor. A Saudi document gathered from the Herndon mosque warns that under no circumstances is such a violation allowed [Documents No. 52].

A Muslim student at an American university wanted to know whether wearing the traditional graduation gown and cap was acceptable given that it is said their origins go back to the vestments of monks and priests. The answer from the Saudi Embassy Cultural Department in Washington, found in the King Fahd-supported Islamic Center in Washington, was an emphatic negative. The prohibition is doubly emphasized if it is established that the standard graduation garb in the West indeed hails from priestly robes [Document No. 44].

Other everyday concerns include whether or not to dress like Christians, meaning to wear Western clothes. The Saudi government collection of rulings stresses the need to eschew overt exposure of body curves and "shameful" parts in both men and women. Loose rather than body-hugging garments are to be preferred, and both sexes should not dress in attire that makes them resemble one another—men in silk, women in trousers [Documents Nos. 44 & 52].

Cordial relations with Christians, Jews and other non-Muslims must have the sole purpose of leading them to Islam. The Wahhabis prohibit friendships with infidels exceeding those with other Muslims, or giving these infidels preference in employment and the like. On the other hand, accepting invitations to Christian homes and sharing meals with them is acceptable for certain purposes and provided one is sure that the Islamic dietary laws are kept. The Saudi government *fatwa* publication [Document No. 52] that was collected from the Herndon mosque gives instruction on interactions with Christians, Jews, and other infidels in the West where Muslims live in minority communities. Can we enter their homes? Yes, in order to advise them and point out the right path to them, not with the intention of friendship or loyalty. Similarly, infidels can visit Muslims in their homes as long as the women of the household are covered and segregated, and only in order to preach Islam to them [Document No. 52].

What about the burial of Muslims in the West? The Saudi government instruction is that this is not allowed unless it is temporary, and the remains of deceased Muslims must as soon as possible be returned for proper burial in the Abode of Islam [Document No. 52].

One Muslim residing in the West inquires whether an infidel can be given a copy of the holy Koran. Since this is part of the *da'wa*, or call to Islam, that Muslims ought to be engaged in while in the lands of unbelief, it is permissible to give the infidel a copy of the Koran. The Saudis have their own, unique Wahhabi translation of the Koran. This translation adds some harsh condemnations of Christians and Jews not found in the original language of the Koran.[41] Analyst Stephen Schwartz notes that there is nothing to indicate to the uninformed reader that the Wahhabi additions are not present in the original Arabic. In the opening chapter, or *surah*, which is recited in Muslim daily prayer (among non-Wahhabis), the four final lines in the Arabic original read "Guide us to the straight path,/ The path of those whom You have favored,/ Not of those who have incurred your wrath,/ Nor of those who have gone astray." The Wahhabi Koran says the following, "Guide us to the Straight Way./ The Way of those on whom You have bestowed Your Grace, not (the way) of those who have earned Your Anger (such as the Jews), nor those who went astray (such as the Christians)." The sectarian accretions of the Saudi Koran can be found in the Saudi state publications collected from American mosques.

The Wahhabi ideologues minimize the verses in the Koran referring kindly and positively to Christians. Saudi exegetes are quick to point out that such verses are not intended to include the vast majority of Christians. One such example [Document No. 24] is an article in the official publication of the Saudi government's Presidency of Scientific Research and Rulings in Riyadh, which is being distributed in mosques in America, a copy of which was obtained at the Islamic Society of Greater Houston in Houston, Texas. It cites Imam Baghawi's work *Ma'alim al-Tanzeel* (the essence of what God has revealed) as authoritative support for the view that only a handful of Christians—those who have actually accepted Islam—are singled out by the favorable Koranic verses. The rest, like the Jews, are implacable in their enmity towards Muslims.

Regarding Christians, the Saudi scholars instruct Houston Muslims: "They kill Muslims, imprison them, destroy their lands, tear down their mosques, burn their holy book—no, no they have no dignity...." Therefore, the article sums up, cursing Christians is not only permissible, but also required for believers. Only those few Christians who have accepted the truth of Islam and "were not too proud to follow it" are the ones referred to in the agreeable verses of the Koran. Regarding the pro-Christian verses in the Koran, the Saudi state's religious scholars state:

> "These verses do not pertain to all Christians; they only pertain to a group of Christians who believed in the truth after knowing it and did not become arrogant, and that the cursing of the Christians is permissible, same as the cursing of the Jews." [Document No. 24]

Western churches have increasingly called for greater unity among world religions and interfaith dialogue, but the Saudi Arabian authoritative religious office is adamant. The government's Permanent Committee finds no common ground. Islam is the final and most perfect religion and by its coming all previous religions, including Judaism and Christianity, have been nullified. The Saudi text asserts that the Koran has rendered both the Torah and the Gospels obsolete because they were tampered with and altered by wicked or wayward men. The call to greater unity among religions is therefore sinful since it erases the radical differences between Islam and systems of unbelief. The Saudi text, distributed in the San Diego mosque declares,

> "It is basic to the belief of Islam that everyone who does not embrace Islam is an unbeliever and must be called an unbeliever and that they are enemies to Allah, his Prophet and the believers....That is why the one who does not call the Jews and the Christian unbelievers is himself an unbeliever...." [Document No. 2]

Worst of all is for a Muslim to call for such unity and promote this sinful idea at meetings or conferences with unbelievers. Thus, participating in the building of inter-denominational places of worship where religious rites other than those of Islam are practiced is a serious instance of misguided behavior meriting severe reprimand [Document No. 2].

The Saudi government text makes clear the reason interfaith harmony is to be feared is that it will lead to the end of *jihad*.

> "The effect of this sinful call is that it erases the differences between Islam and disbelief, between truth and falsehood, good and bad, and it breaks the wall of resentment between the Muslims and the unbelievers, so that there is no loyalty and enmity, no more *jihad* and fighting to raise Allah's word on earth...." [Document No. 2]

II. JEWS

A special place is reserved for the Jews in the annals of Saudi religious demonology. Even apart from the issue of Israel and the Palestinians or any Arab-Israeli conflict, Wahhabi hatred for Jews as Jews is primordial.

Wahhabi writers and preachers repeatedly tell their audiences that at the very beginning of the Koran the phrase "those who have incurred Your wrath" refers to the Jews, and "those who have gone astray" refers to the Christians. Similar teachings are contained in two documents from the collection, one from the Saudi Presidency of Scientific Research and Rulings collected from a Houston mosque, and the other from a *fatwa* aimed at Muslim travelers and emigrants, distributed by the Cultural Department of the Saudi Arabian Embassy, and collected from the Herndon Mosque, in Herndon, Virginia [Documents Nos. 24 & 52]. Wahhabis invariably present Jews as falling permanently under God's curse, and often as less than human. [42]

A book [Document No. 38] published in English by the King Fahd National Library in Riyadh for the benefit of Muslim emigrant communities abroad, copies of which were found at the Al-Farouq Mosque in Brooklyn, New York, describes Jewish iniquities as follows:

> "They broke their Covenant; they rejected Allah's guidance as conveyed by His messengers; they killed Allah's messengers and incurred a double guilt which included murder and deliberate defiance of Allah's Law; and they imagined themselves arrogantly self-sufficient, which means a blasphemous closing of their hearts forever against the admission of Allah's grace." [Document No. 38]

It continues,

> "They rejected faith; they made false charges against godly women like Mary, who was chosen by Allah to be the mother of Jesus; they boasted of having killed Jesus when they were victims of their self-hallucination; they hindered people from Allah's way; and by means of usury and fraud they oppressed their fellow men." [Document No. 38]

It should be noted that these condemnations are directed at Jewish beliefs and religion, not objections to Israel. This type of anti-Semitism is the fastest growing form of organized hate in Europe today, particularly among immigrant Muslim youth in places such as France, Germany, and Britain.

Christians and Jews are not always seen as working together. In fact, the Jews are seen as scheming constantly to corrupt and undo their old enemy, Christianity. For example a Saudi government textbook [Document No. 43] for eleventh grade students, copies of which were collected at the King Fahd-supported Islamic Center of Washington, D.C., tackles the issue of atheism. It analyzes atheism's causes and motives, and describes what the author, Mohammad Qutub, terms "the role of the Jews in the corruption of the European way of life." He writes that the Jews have seized every available opportunity to attack Christianity, and have done so from every conceivable angle, including by such innocuous-sounding themes as "progress and civilization" or "individual freedom." First, there is Karl Marx, "and he is a Jew," who called people to embrace communism and atheism. It adds that he is the one who wrote the famous statement "religion is the opiate of the masses." Second, there is Freud, "and he is a Jew," whose theories about sex call people "to free themselves from religion, from morality, and from traditions, claiming that these cause psychological and nervous-system problems." Third, the Jews guided and controlled the industrial-capitalist movement in Europe and invested their money in usury and so were able to dominate all aspects of European life, thereby causing great corruption.

> "They lured women to go to work in the factories, and when the number of working women increased they lured them into wearing makeup and revealing clothes, to corrupt their morals, and to corrupt young men with them." [Document No. 43]

The Saudi textbook also teaches that Jews destroyed the family when they enticed women away from the duties of motherhood and raising children by convincing them that these imposed "silly restrictions limiting their freedom and growth." Generations of children have been raised "without families, because the mother is busy at her job," and the result has been the proliferation of groups "like the hippies, punks, and others." Lastly, under the banner of "freedom, brotherhood, and equality" the Jews spread atheism and moral corruption by using "individual freedom" as a blanket protection for every form of vice [Document No. 43].

Usury is a sensitive issue for Muslims, and Saudi Wahhabis routinely condemn it and link it to the Jews. Muslims abroad, including in the United States, have often sought guidance on dealing with interest and with foreign banks. Wahhabi Sheiks have been quick to issue *fatwas* on the matter, one of which [Document No. 44] was collected at a mosque in Herndon, Virginia. They insist, as a general rule, Muslims should not place their money in banks that offer interest. However there is an exception; if banks offer interest without prior agreement or knowledge on the Muslim depositor's part, it is proper to take the money provided it is spent on helping the poor or *those engaged in Jihad against the infidels* (emphasis added). On the other hand, a Muslim should not have dealings with companies that practice usury, or work for banks that do the same [Document No. 44].

The documents stress instances of cooperation between Israel's supporters in the United States and other parts of American society. Writing in 1984 in English as a

member of the Islamic Society of North America (ISNA), Steve A. Johnson, also using the name of Faruq Abdullah, describes what he sees as an "unholy alliance" between "Zionists" on one side and "liberal and fundamentalist Protestants" on the other. Copies of this book [Document No. 14] were collected at Darul-Islah Mosque in Teaneck, New Jersey.

> "The liberal Protestant-Jewish alliance has been sought for many years. In the past four years the Jews have had immense success enlisting fundamentalists as allies. For example, Jerry Falwell, the leader of Moral Majority, received the Jabotinsky Foundation award presented by Menachem Begin 'in recognition of many years of service to Israel and the Jewish people everywhere.' A new fundamentalist-action group called the TAV Action Committee has been established in Portland, Oregon to politically lobby for Jewish concerns. In June 1982, the 'Evangelical Christian Declaration of Support for Israel and the American Jewish Community' was drawn up affirming that the evangelicals are committed to the security of 'Israel', believe that Jews are the 'Chosen People of God', and call for Arab leaders to unequivocally embrace the legitimacy of the 'Israeli' State." [Document No. 14]

In the face of such gathering perils, Johnson calls on Muslims to mobilize and "develop an extensive, well-organized campaign to inform liberal Protestant and fundamentalist Protestant ministers about the history of Palestine and the truth about Islam." This, he concludes, must become a priority "both at the national level and the individual *masjid* (mosque) level" [Document No. 14].

A Saudi government text for seventh-graders [Document No. 42], copies of which were collected at the King Fahd-supported Islamic Center in Washington, D.C., maintains that the Jews only memorized the Torah without understanding it, and did not live by its teachings. For this reason, Washington mosque-goers are told that Jews "are worse than donkeys." The textbook asserts that only Mohammed and the *sahaba* (his close companions) are Allah's exclusive friends, not the Jews or anyone else, and that "Allah's friends prefer the Hereafter to the material world" [Document No. 42].

A Saudi geography textbook [Document No. 41] for sixth graders collected from the King Fahd-supported Islamic Center in Washington, D.C., gives an encapsulated Wahhabi version of the history of Palestine:

> "For centuries, the Crusaders and the colonialists were out to take it [Palestine]; they kept up their aggression until Salahu-Din Alayyubi [i.e. Saladin] drove them out...After World War One, the colonialists and Zionists conspired to establish the Zionist country in Palestine. They provided them [the Jews] with weapons, beginning in 1917, until the Jews became able

> to occupy, through treachery, part of Palestine in 1948. Since then the Jews have been trying to occupy the rest of Palestine, and through treachery they were able to occupy the West Bank, Gaza Strip, and Sinai in Egypt. Later, Egypt regained Sinai." [Document No. 41]

A more vicious narration can be found in a fourth-grade Saudi state textbook [Document No. 34], copies of which were collected from the Islamic Center of America in East Orange, New Jersey. Titled *For Reading and Memorization*, this Saudi state publication gives a conspiratorial reading of the history of Palestine. Again, it was the "sinful conspiracy" of imperialism that allowed the Jews "to steal this dear Arab land and to establish a large Zionist state big enough for the largest number of Jews in the world." This state was intended as,

> "a thorn in the back of the Muslim nations, and a window through which colonialism can sneak up among the ranks of the Muslims to work, on dividing them and light the fire of hatred between them." [Document No. 34]

The account ends ominously by vowing that,

> "the Muslims will not rest until they cut off this disease and purify the land of Palestine from the plague of Zionism, and until its rightful owners reclaim it....Victory comes from Allah alone." [Document No. 34]

A tract [Document No. 10] by the Institute of Islamic and Arabic Sciences in America, formerly an outpost of the Imam Muhammed Ibn Saud Islam University in Riyadh, takes Arab nationalists to task for maligning the Ottomans. It was Sultan Abdul-Hameed who took the honorable Islamic position when he "categorically refused to allow the Jews to establish a country in Palestine." This "great historic stance" has been distorted by nationalists, who are in league with the Zionists when it comes to falsifying the historical record and trying to cover up "the most glorious pages of the history of the Ottomans." Abdul-Hameed has been branded a traitor by these so-called "enlightened ones," who say he offered to sell Palestine to the Jews through Hertzl for two million English pounds, but Hertzl could not pay that amount. The book asserts that these are Zionists [Document No.10]. The enmity between various Arab nationalist ideologies and pan-Islamist fundamentalism runs deep. Among other things, the Islamists yearn for a return of the Caliphate, which died out with the Ottoman Empire, and they resent outlooks that view history only through what to them is the narrow and un-Islamic prism of nationalism, Arab or otherwise.

King Fahd himself is quoted in *Patriotism and Its Requirements in Light of Islamic Teaching*, copies of which were found at the Richardson Mosque in Dallas, Texas, and published by the Saudi Press Ministry:

> "[W]e consider ourselves to be in a continuous war against the Zionist enemy in every way until we achieve the hopes of the Arab nation driving the occupier out.'" [Document No. 18]

Wahhabis usually describe Zionism in terms of conspiracy. One example comes from a book [Document No. 21] entitled *Writings at the Dawn of the Fifteenth Century*, published by the Riyadh-based House of Science. Copies of this book were collected from Dar Al Hijra Islamic Center in Falls Church, Virginia.

> "Zionism, which is the worst racism in history because of its violence, atrocities, selfishness and arrogance, invests all the means available to it, together with the other enemies to destroy this religion [i.e. Islam] and exterminate its followers, weakening and paralyzing them to say the least." [Document No. 21]

The Riyadh-issued book, *Who Has the Right to Make Judgment* [Document No. 46], published by the Institute of Islamic and Arabic Sciences in America and collected from the King Fahd-supported Islamic Center of Washington, D.C., asserts confidently that, despite the current impotence of Muslims to expel the Jews from Muslim lands, "generations that will come after us will certainly throw the Jews out as the Prophet (pbuh) informed us." However, the author, a Sheik from Riyadh explains that,

> "if we agree with the Jews in this matter, and we give them a document stating that they have a right to a part of Palestine under the pretense that we are impotent; the presence of the Jews will become a legal presence as they would like it. This will happen simply through the consent of the Muslims, and this means betraying the cause." [Document No. 46]

"No," the Sheik responds. "We do not accept this reality as a true one." He gives the analogy of a thief who enters a house and occupies it. Even though the owner may be unable to evict the stronger thief, he will say,

> "my children after me will come and throw you out, or the police will come and throw you out., and the house will not remain yours just because you were a powerful thief supported by the East or the West." [Document No. 46]

He assures his reader that to acknowledge Israel as an existing reality that cannot be ignored does not imply that *fatwas* rejecting this reality have been changed or superceded or overturned in any way [Document No. 46].

III. OTHER MUSLIMS

Wahhabi authorities condemn as "apostate" Muslims who do not share their uncompromising Sunni interpretation of Islam, as well as those who convert to non-Muslim faiths.[43] The Saudi publications collected from American mosques denounce as "unbelievers" Muslims who demonstrate toleration of infidels, embrace basic international human rights norms and greater individual freedom, follow Sufi, Shiite or other interpretations of Islam that are not Sunni and not sufficiently hardline, fail to follow Wahhabi sexual mores and other Wahhabi codes of behavior, or who form governments that do not rule by rigid, Wahhabi-style *shari'a*. In essence, these Muslims who do not follow the Wahhabi or *salafi* interpretations of Islam are condemned in these Saudi publications to a type of "excommunication" from Islam.[44]

Wahhabis view Muslims who support or advocate basic individual rights and freedoms as an urgent internal threat who must be dealt with harshly if the purity of Islam, which Wahhabis claim to represent, is to be safeguarded. Such Muslims are steering their own lives and the lives of those under their care on the wrong path, and must therefore voluntarily relent or be forced to change their views and practices. They are vilified by Wahhabis as apostates deserving the most severe punishment.

Addressing the question of these moderate Muslims is a book [Document No. 11] published by the Institute of Islamic and Arabic Sciences in America while it was an outpost of the Saudi government-financed and supervised Imam Muhammed Ibn Saud Islamic University in Riyadh, and collected from Al-Islam Mosque in Washington, D.C., and the Muslim Community Center in Chicago. It expresses the Wahhabi critique of moderates as follows:

> "They declare their rejection of the legally set limits and punishments, claiming them to be barbaric and monstrous; they openly declare the permissibility of unbelief and leaving Islam, under the call to the freedom of beliefs....They declare the permissibility of the sexually deviant and forbidden, under the name of individual freedom; They march to change what is left of religious civil laws, under the claim of the freedom of women and their equality with men." [Document No. 11]

Another example is provided by a *fatwa* published for distribution by the Saudi Permanent Committee for Scientific Research and the Issuing of *Fatwas*, and distributed by the Cultural Department of the Saudi Arabian Embassy in Washington and collected from the Islamic Center in Washington and from the Herndon Mosque in northern Virginia. In it, Muslims are told that "innovative imams" are "heretics and their prayers are invalid" [Document No. 44].

The Wahhabis see any form of acceptance of non-Wahhabi ideas as tantamount to "loyalty to unbelievers." This is expressed in Document No. 45 from the Saudi-supervised Ibn Taymiya Library in Riyadh, copies of which were collected from the King Fahd-supported Islamic Center of Washington, D.C. There are degrees of loyalty to the infidels, the worst leading to apostasy and the abandoning of Islam, the punishment for which under the Wahhabi application of *shari'a* is death:

> "There are many different branches of being close and loyal to disbelievers, therefore you cannot have the same verdict for each one. In some cases, the person committing this, leaves Islam and loses his faith completely...." [Document No. 45]

In a tract [Document No. 52] collected from the Herndon Mosque in Herndon, Virginia, the Saudi Embassy quotes the state religious authority in denouncing a European Muslim preacher who taught that it is not right to condemn Christians and Jews as infidels: "He who casts doubts about their infidelity leaves no doubt about his." This in effect accuses the tolerant cleric of apostasy, a capital offense in Saudi Arabia.

Muslim converts who fail to abide by strict Wahhabi sexual codes are to be excommunicated and marked for death. In a book published by the Saudi Ministry of Islamic Affairs, and collected from the Al-Farouq Mosque in Brooklyn, New York, Saudi Arabia's official religious leader, the late Bin Baz, authorizes Muslims to kill converts to Islam who violate sexual mores on adultery and homosexuality. In what can be fairly characterized as an incitement to murder, Bin Baz declares that if a convert professes belief in Allah's unity and even accepts Mohammed, yet makes an exception regarding sex outside of marriage, he can be killed. The Brooklyn mosque-goers are instructed as follows:

> "If a person said: I believe in Allah alone and confirm the truth of everything from Muhammed, except in his forbidding fornication, he becomes a disbeliever. For that, it would be lawful for Muslims to spill his blood and to take his money." [Document No. 40]

The Saudi publication continues:

> "Along the same line, if a person said: I believe in Allah alone, and believe in all the prophets, and Mohammed (pbuh) as their leader, except in forbidding homosexuality; he becomes a disbeliever, his blood would be ok to spill, and his money ok to take by the Muslims, if you can prove that he is such a person." [Document No. 40]

Bin Baz concludes, "On this matter there is consensus by all the Muslims." This is an instance of Saudi Arabia setting up Wahhabism as the accepted normative Islamic

interpretation, something that moderate Muslims reject. This is just one component of an overarching ideology of hatred and extreme intolerance.

Imperialism and the various forces of infidelity and unbelief are able to make inroads within the Muslim world largely due to the lethargy and the "napping" of Muslims. According to Document No. 7, published by the International House for Islamic Books in Riyadh and collected from the Saudi-financed King Fahd Mosque in Los Angeles, this failure is seen by Wahhabis as primarily the fault of moderate Muslims, who are either "confused" or under the spell of corrupting Western ideas and influences. One source [Document No. 19], collected from the Richardson Mosque in Dallas, Texas, and published by the Institute of Islamic and Arabic Sciences in America Research Center, explains that Wahhabi attention to issuing detailed *fatwas* for Muslims living in the West emanates from the fear that Muslims abroad have "strayed from the principles set forth by the Koran" and fallen "prey to foreign ideologies," becoming victims of "Western colonial power manipulation through the process of education" [Document No. 19].

Wahhabis blame much of the perceived deterioration in the overall conditions of Muslims on secular Muslim governments. This is an old refrain that recurs throughout Wahhabi literature: the ills of Muslim societies are ascribed by and large to the weak, inept, and treacherous governments that rule them. A book [Document No. 9] from the Al-Adab Library in Riyadh gives a classic indictment of those who have ruled over Muslims. Written by a Saudi designated as "the martyr," it hurls a laundry list of accusations at the authorities and regimes in question, charging that these governments bear the greatest responsibility for the weakness and humiliation that have befallen the Muslims. They "chose for Muslims what Allah forbade for them and governed them with other than Allah's judgment." It is these governments that have "pushed millions of Muslims toward European misguidance, and away from their Lord's guidance, ruling over them through secular laws and not just through religious laws." They strayed from Islam in every possible manner. The study and practice of Islam were downplayed under these governments, while at the same time they did all in their power to "support the enemies of Islam." When dealing with their Muslim subjects these governments obey the "enemies of Allah" [Document No. 9].

The founder of modern Turkey, Mustafa Kamal Ataturk, for example, belongs to the category of Muslims enchanted with the West and its ways, according to a document collected from the Abu Bakr Mosque in San Diego, and published by the then Saudi-staffed Institute of Islamic and Arabic Sciences in America [Document No. 4]. The far-reaching changes he introduced into Turkish politics and society, including the separation of mosque and state, resulted in "ignorance spread throughout the nation, people and leadership, until many of them knew nothing about their religion except its name."

Wahhabis also condemn as apostate sects and groups within Islam other than the *salafi* or extremist Sunnis. Wahhabi wrath has been expressed openly against Sufis (mystics), Shiites, and a variety of lesser known Islamic strands. From its outset in the eighteenth century Wahhabism began as a violent, purist, and *salafi* reaction to a number of religious groups in Arabia and beyond including remnants of pre-Islamic pagan

practices, all expressions of Sufism, the veneration of saints and tombs of holy men, and Shiism. Wahhabis attacked and physically smashed the places of worship of these groups in a bid to cleanse the Arabian Peninsula of all forms of *shirk* and pagan contamination.[45] Wahhabi writings continue to denounce these religions in the late twentieth and early twenty-first centuries.

The highest Saudi religious official, the late Grand Mufti Bin Baz condemns the Sufis in his book *A Rejoinder to Those Who Seek Help in Other than God or Those Who Believe in Soothsayers and Fortune-Tellers* [Document No. 35], published by the Riyadh-based Presidency of Islamic Researches Ifta' and Propagation Printing and Translation agency, which was collected from the Islamic Center of America in East Orange, New Jersey. Responding to a question about Sufi prayers, he lashes out dismissively:

> "They utter phrases such as 'Oh Lord, grant peace and blessings be on the one whom You have ordained to be instrumental in the unfolding of your mighty secrets and in opening the doors to your sublime lights of Your mercy and who has thus become the vice-regent and who has inherited Your hidden secrets....' All such utterances are nothing but pedantry and empty talk.... The pedants shall be doomed to destruction." [Document No. 35]

A pedant in this context, explains Bin Baz, is "one who delves in problems and issues that are beyond his intellectual abilities."

Questions come up now and then among Muslims living abroad regarding relations between Sunni Islam and other branches of the faith, and these questions require careful rulings from the religious authorities in Riyadh. One such question, replied to in the collection of *fatwas* [Document No. 44] distributed in the United States by the Cultural Department of the Saudi Arabian Embassy, and collected from the King Fahd-supported Islamic Center in Washington, D.C., and from the Herndon Mosque in Herndon, Virginia, concerned the Ash'aris, or followers of Abi al-Hasan Al-Ash'ari (873-935), an early Muslim theologian who influenced Al-Ghazzali. Ash'arism, among other things, regards reason as subordinate to revelation thereby situating the ultimate truth in the words of the Koran. The Wahhabi response is to say that the Ash'aris are the closest sect to the Sunnis who adhere strictly to the Koran, the Prophet, and his companions. With the exception of certain misinterpretations they put forth related to Allah's attributes, Ash'aris are generally accepted by Sunni orthodoxy which Wahhabism claims to embody [Document No. 44].

The same is not true, however, with respect to the many differences between Sunnis and Shiites (particularly Twelver Shiism), about which another questioner inquires. The unmistakable Wahhabi enmity toward Shiism emerges in the response that appears in a set of Saudi religious rulings [Document No. 52], printed by the Saudi Arabian Air Force publishing house and distributed in the United States by the Cultural Department of the Saudi Arabian Embassy, and collected from the Herndon Mosque in northern Virginia. The Virginia mosque-goers are told that Shiites slander the *sahaba* (early companions of

the prophet) and by implication the Prophet himself and the *shari'a*, thus casting doubts on Allah's wisdom. This slander, pronounces the Wahhabi ruling, constitutes the most crucial difference between Sunnis and Shiites. Moreover, Shiites claim to be the followers of Imam 'Ali, the fourth of Islam's early Wise Caliphs; however, maintain the Wahhabis, 'Ali and his close associates would dissociate themselves from the beliefs and practices of these misguided ones. Instead, it is the Sunnis—specifically the Wahhabis—who are more worthy of being called the true followers of the Prophet, his family, and his early companions and successors [Document No. 52].[46] The Herndon mosque-goers are instructed by the Saudi embassy that, like the infidels, Shiites too are "misguided ones," and should be viewed with suspicion and disdain.

Muslims who convert out of Islam, of course, are apostates too, and, under Saudi law, they are to be put to death. An Urdu-language publication (Document No. 55), published by the Saudi Ministry of Religious Affairs and gathered from the King Fahd Mosque, quotes Sheik Bin Uthaimin preaching this policy:

> "[O]ur doctrine states that if you accept any religion other than Islam, like Judaism or Christianity, which are not acceptable, you become an unbeliever. If you do not repent, you are an apostate and you should be killed because you have denied the Koran." [Document No. 55]

IV. ANTI-AMERICA

All the material surveyed in this report has been distributed in the United States in order to influence a growing audience of Muslims. They are usually either newly arrived immigrants with pressing concerns about the pros and cons of assimilation, or else American Muslim converts and established communities in metropolitan areas. The message of these Saudi government Wahhabi publications and authoritative religious rulings is designed to breed greater aloofness, instill suspicion, and ultimately engender hatred for America and its people.

The Saudi Arabian Embassy in Washington, through its Cultural Department, distributed *fatwas* [Document No. 44] against the taking of American citizenship by Muslims, even when they are stateless. Prepared by the Permanent Committee for Scientific Research and the Issuing of *Fatwas* in Saudi Arabia, the document was found in both a Herndon, Virginia, mosque and at the King Fahd-supported Islamic Center in Washington, D.C. In it, a person asks whether it is permissible for a Muslim to acquire American citizenship, especially if he or she happens to be stateless. The Saudi state religious overseers reply:

> "It is forbidden for a Muslim to become citizen of a country [such as the United States] governed by infidels." [Document No. 44]

American citizenship for a Muslim means "acquiescing to their infidelity and accepting all their erroneous ways." The sole justification for remaining in infidel lands, the Saudis stress, is "to preach Islam to them" [Document No. 44]. Saudi Ambassador to the United States, Prince Bandar Bin Sultan, in a June 9, 2004, interview on Al-Arabiyya satellite TV, explained why there are few Saudi Americans as contrasted with Lebanese, Syrian, Egyptian, or Iraqi Americans: "Because Saudis love their country and have to live in it [since it is where they most feel] Saudi, Arab, and Muslim." The government-sanctioned *fatwa* indicates that it is also forbidden for a Saudi to acquire the nationality of a country ruled by infidels.

Another Muslim living in the United States inquired about marrying an American woman as a quick way to become a naturalized U.S. citizen. This is forbidden not only on the grounds that it is a lie and a deception, but also because it involves "loyalty to their twisted beliefs and evil practices" [Document No. 44]. Taking up residence in America or any other infidel country is a step fraught with dangers for the Muslim. The Saudi-distributed ruling tells of examples of Muslims who returned from prolonged excursions among infidels having fallen into apostasy and renounced their faith, or having blasphemed, or having become morally dissolute, or having adopted infidel ideas and practices.

According to another collection of *fatwas* [Document No. 52], collected from the mosque in Herndon, Virginia, there are, however, special circumstances under which a

Muslim can spend time in infidel domains. These include being a diplomat who represents a Muslim government in an infidel country, conducting commercial transactions, seeking medical care, studying, seeking converts to Islam, and uncovering the infidels' corrupt ways, erroneous beliefs, and plots they may be hatching against the Muslims.

The question of pursuing an education abroad in non-Islamic countries is particularly sensitive since a growing number of Saudis prior to September 11, 2001, had been leaving their homeland to do so, and the United States was a preferred destination. The prospective Muslim student in America, or elsewhere outside the world of Islam, faces several challenges to his faith. By definition he is in a subordinate position with respect to professors and other authority figures who may lead him down false and infidel paths. The *fatwas* make clear that the Cultural Department at the Saudi Embassy in Washington serves as a religious guide to Saudi students ensuring that they adhere to the strict requirements of Islam and avoid the temptations of an infidel society [Document No. 52]. According to these *fatwas*, taking one's family abroad when one intends to study is strongly discouraged since this entails exposing them to moral and spiritual perils. The Saudi embassy discourages travel with families purely for purposes of tourism due to the moral pitfalls invariably resulting from contacts with infidels on their home turf. Thankfully, the *fatwas* conclude, Muslim lands now contain ample resorts and recreational facilities that offer excellent alternatives to tourism among unbelievers [Document No. 52].

These replies are based on the dualistic outlook of the extremist Wahhabi worldview, namely that there exist two antagonistic realms or abodes that can never be reconciled: *Dar al-Islam* and *Dar al-Harb* (also called *Dar al-Kufr*). When a Muslim is in the latter, the realm of war, also called the realm of the infidels, he or she must behave as if on a mission behind enemy lines. Either they are there to acquire new knowledge and make money that can later be employed in the *jihad* against the infidels, or they are there to proselytize the infidels until at least some convert to Islam. Any other reason for lingering among the unbelievers in their lands is illegitimate, and a true Muslim must exit as quickly as possible. This is made abundantly clear in the publication [Document No. 45] found at the King Fahd-funded Islamic Center of Washington, D.C., whose title in translation is *Loyalty and Dissociation in Islam*, which warns against imitating infidels, living among them, helping them in any way, or partaking of their festivities and celebrations. This publication of the Ibn Taymiya Library in Saudi Arabia states,

> "[T]he one who leaves the land of the Muslims to live in the land of War (non-Muslims), he has disobeyed Allah, and the leader of the Muslims...." [Document No. 45]

At times, the Saudi publications read like old Soviet propaganda tracts. One Wahhabi writer from Riyadh finds nothing but fault with American rights to free speech and press. The author, whose book [Document No. 5] was published by Riyadh's Book World House and was collected at the Saudi crown-financed King Fahd Mosque in Los Angeles, purports to detect a deliberate bias of news and information in the American

print media that in turn cultivates prepackaged opinions for the ordinary American citizen. He says this is particularly true of a society in which money plays the all-important role in determining the intricate power configurations that influence the media. He points to the leading financial establishments—the "houses of capital"—that supposedly control the largest newspapers, which are in turn regularly imitated by the smaller and less influential ones. The result is a steady diet of bland and misleading information that he deems a form of "elective censorship." It produces sameness in all that is printed and reported, and conceals the truth from the individual reader, who tends to place blind trust in everything the American media has to offer. The "proof" he presents to clinch his case is the image that Americans have of Israel:

> "[T]hose coming from the United States tell us that the conviction of some Americans, who are from the educated class, would make a person feel sorry for them. They believe that Israel is a democratic and civilized country, and that it wants peace and stability; it welcomes the Jewish refugees escaping the hell of communism....As for millions of Palestinians who were driven out by Israel, the American citizen knows nothing about them." [Document No. 5]

A Saudi Arabian elementary school textbook [Document No. 43], published by the Ministry of Education and collected from the King Fahd-supported Islamic Center in Washington, D.C., misses no opportunity to denounce America for its treatment of African Americans. One example, under the heading "The Assassination of Good Conscience," asks rhetorically: "Where is good conscience? When in America blacks are treated with harshness and meanness, to the point of being killed openly on the streets?"

Invariably when Saudi writings attack America, they also attack democracy. Wahhabi writers feel particularly outraged by a system premised on the assumption that an entity other than God—the people—can make laws for men and women to live by. In fact, all systems and political ideologies outside the bounds of a strictly Islamist theocracy, whether they are democracy, socialism, capitalism, nationalism, or any other, are rejected as products of infidel minds and therefore against God and his laws. Islamists of all stripes see civil law and the concept of the separation of religion and state, both hallmarks of western democracies, as highly offensive. The Christian dictum of giving to Caesar what is Caesar's and to God what is God's, is utterly alien. Wahhabis reject the idea of distinguishing the realms of religion and politics. To them, the two are fused. In the Wahhabi worldview, the human agency in interpreting divine will goes unacknowledged and Islamic rule is equated with God's reign.

The entire concept of a civil or positive man-made set of laws subject to majority approval by an elected legislature is illegitimate and unacceptable because, to Wahhabis, this infringes on God's undisputed sovereignty and lordship over creation. The notion of God's respect for the freedom of the individual human person who bears full responsibility for his or her decisions and actions is utterly missing from this thinking.[47]

The Wahhabis are concerned about how fast-paced political changes around them will impact their world. One book [Document No. 1] published in Riyadh by the Al-Nahawi Printing House with copies collected from the Abu Bakr Mosque in San Diego, focuses specifically on what it sees as the shortcomings of democracy. Entitled *Consultation, not Democracy*, it asserts that the concept of *shura* (consultation) in Islam is the proper, religiously acceptable alternative to western-style democracy.

The book maintains that, following the end of the Cold War and the collapse of the Soviet Union, "it seemed to people that America was the only power in control." Then the virtues of democracy began to be sung openly by America and her allies as if they were the incorruptible truth, and "quite a few of our Muslim speakers started calling people to democracy." At that point, writes Riyadh-based author Dr. Adnan 'Ali Reda Al-Nahawi, "we said what we believed in after studying, research and reflection" [Document No. 1].

What they believe in, according to the author, is an uncompromising denunciation of democracy and all associated with it. Democracy is seen as part of the western cultural invasion of the Islamic world, an invasion that included nationalism, socialism, the liberation of women, the separation of mosque and state, science and technology, as well as military aggression and occupation. Al-Nahawi writes that there is little difference between democracy and dictatorship when it comes to what he terms their "scandals." "The competition between democracy and dictatorship is in the field of scandal and crime, not in that of reform and good deeds." He writes with passion about crime as a rampant feature of democratic societies:

> "Today, crime spreads in the democratic world to such an extent that it is terrifying both the newborn and the very old. Examples encompass sex crimes, homicides, theft, betrayal, entrapment, and conspiracies...! Satan and his soldiers have found a home for themselves there...and anxiety, worry, fear, terror, sickness, and death have become prevalent. Democracy is in need of someone to save it from itself." [Document No. 1]

He asserts that democracy first entered the lands of Islam with invading enemy armies. Then republics and representative assemblies were established in the name of democracy only to collapse and be replaced by the authoritarian regimes now in control of most Muslim countries. He asserts that democracy served as the tool "for the removal of the power of Islam from society, from people's chests, their hearts, and their minds. Democracy pushed forth its deadly principles through a thorough plan, under the protection of the democratic system...." The "deadly principles" of democracy used to undermine Islam include the slogan "Religion belongs to God, and the nation is for everyone," which anchors an infernal separation between religion and everyday life, including politics. The equality preached between men and women leads to the removal of a woman's veil, then her clothes, and finally her modesty. The resulting intermixing of the sexes, declares the author, has made even animals and inanimate matter ashamed of what the children of Adam have done. "People's power" and "people's rule"

guarantee the inevitable loss of those people. Majority opinion leads to ignorance and arrogance in that majority, and hence to its downfall. When civil law and the separation of religion and state is promoted, all religion, knowledge, and values are abandoned.

This Riyadh publication also teaches San Diego mosque-goers:

> "[Democracy is] responsible for all the horrible wars....the number of wars it started in the 20th century alone is more than 130 wars with more than 120 million people dead; not counting victims of poverty, hunger and disease." [Document No. 1]

San Diego mosque-goers are then told how democracy plundered many nations' wealth, and how it spread "ignorance, moral decadence, and drugs." Democracy is not vindicated, writes the Saudi author, by "the crumbs" it gives back as aid to those nations whose treasures it has stolen. "It is possible that the number of the victims of democracy exceeds the number of the victims of all previous wars in human history" [Document No. 1].

In a distortion of history, democracy is made responsible for both world wars. It is also blamed for "driving out the people of a whole nation from the land of Palestine and replacing them with people who have no relation to Palestine, neither historical, nor religious, nor by origin." And worst of all, these fruits of democracy are labeled "justice and international law" [Document No. 1].

Anti-democracy indoctrination is drilled into the minds of young Saudi students and it is propagated among Muslim emigrant communities throughout America. The Saudi Ministry of Education published a text for third-year high school students, collected from the Al-Farouq Mosque in Houston, that asserts straying from Allah's path is associated with "the political, economic, and social persecutions which are befalling all people on earth under attractive names like democracy, socialism, justice, freedom, brotherhood, and equality" [Document No. 29]. Among the "destructive principles" mentioned in the *Islamic Guidelines to Reform the Individual and the Society*, published by the Saudi-based Jum'a Electronic Printing House and gathered from the Islamic Society of Greater Houston, are dictatorship and democracy because they give the right of law-making to entities other than Allah. Democracy is particularly reprehensible because it maintains that "government and religion should be separate, and that there is no politics in Islam" [Document No. 25]. According to this Saudi publication, support for democracy is among those things that "nullify one's Islam" [Document No. 25].

The Wahhabis insist that Muslims are compelled to reject democracy and create Islamic alternatives. This theme runs through a work published in English by the International Islamic Publishing House in Saudi Arabia and apparently intended for Muslims living in the United States. Copies of this book were collected at the Al-Farouq Mosque in Houston, Texas. Chapter 2, of *To Be a Muslim* [Document No. 31], "The Compulsory Nature of Islamic Activism," asserts that all available political and economic systems and manmade laws are fundamentally anti-Islamic and "operate functionally to

deny the wisdom of Allah on earth." The book states that the responsibility to change these systems is "binding in principle, in law, in self-defense, in community and as a sacred obligation of *jihad*." It is compulsory for every Muslim to establish an Islamic society "in every country on earth and to restore the Islamic way of life taught by all the prophets." This obligation must occur according to Islamic *shari'a* law because "Muslim countries have been ruled by manmade systems with elements borrowed from the Romans, Chinese, French, and many other cultures....This overlay of secular cultures makes it all the more necessary to abolish all traces of such primitive life (*jahiliyya*) and to reinforce the understanding and application of the eternal and universal Islamic *deen* [religion] until it becomes the ruling power throughout the world." [Document No. 31] This leaves no common ground between this conception of Islam and all other existing political systems and ideologies, including democracy.

Wahhabis and related Islamist strands view life as a perpetual struggle between their beliefs and everything around them. This all-pervading struggle includes politics. As one publication [Document No. 10] by the Institute of Islamic and Arabic Sciences in America, formerly a unit of the government-supported and financed Imam Muhammed Ibn Saud Islamic University in Riyadh, explains,

> "[T]he unavoidable struggle between the 'wounded' Islamic current and the other three opposing currents [nationalism, socialism, and democracy] took place, and the temporary victory was on the side of these opposing currents, with victory alternating between all three." [Document No. 10]

The Islamic *umma* (worldwide community) was consequently "ripped to pieces for a while" and nearly lost its identity:

> "Then Allah decreed for this *umma* to awaken from its coma, to wake up from its sleep, the Islamic awakening grew until it became the major power and the dominant current on the Arabic street politically and intellectually." [Document No. 10]

This awakening routed three opposing currents: "The radicalism of the nationalists evaporated, the leftists withdrew, and the claims of the liberals were exposed." Most importantly, "the Islamic thought started reclaiming its place in the minds and consciousness of the youth" [Document No. 10].

The Saudi government also gives instructions to Muslims traveling or residing in the open and democratic societies of the West on ways to insulate themselves from contamination by the infidel societies. The Saudi Arabian Embassy in Washington distributed, for example, *fatwas* [Document No. 44], issued by the Saudi Permanent Committee for Scientific Research and the Issuing of *Fatwas*, instructing mosque-goers in northern Virginia that the struggle with the enemy is continuous and pervasive, and that they are particularly vulnerable when away from home in lands where systems of unbelief like democracy reign supreme.

In another collection distributed by the Saudi Embassy in Washington, through its Cultural Department, a warning is issued in a publication printed by the Saudi Arabian Air Force Publishing House regarding insurance companies in the West. Since insurance policies seek to maximize the gains of one party at the other's expense, such as imposing penalties on the insured or receiving back more than one initially paid to the company, they are considered a type of gambling and are prohibited by Islam. But, if in certain countries a person cannot avoid insurance, then the Muslim must consider this a repressive imposition for which he or she will be recompensed at the Day of Judgment [Document No 52].

A publication [Document No. 48] by the formerly Saudi government-sponsored Institute of Islamic and Arabic Sciences in America, collected at a mosque in Washington, D.C., tackles the issue of freedom and purports to show that religious freedom is un-Islamic:

> "It is not a secret that independence with that connotation [independence from religion] is disobedience to Allah, and that its ruling is either denial of Allah's religion if it came from denying his laws and being too proud to accept it, or disobedience if it came from an overpowering desire while maintaining belief and acceptance ....The freedom to which the enemies of the religious laws call us requires a coup against Islam and a revolution against the Prophet Mohammed (pbuh)." [Document No. 48]

Specifically,

> "Freedom of thinking, requires permitting the denial of faith, and attacking what is sacred, glorifying falsehood and defending the heretics, finding fault in religion and letting loose the ideas and pens to write of disbelief as one likes, and to put ornaments on sin as one likes." [Document No. 48]

It continues, whenever a voice protests such practices, the liberals cry out: "You want to take away the freedom of thinking, and arrest the minds of the people and kill in it the potential of innovation?!!"

Free government means to cast aside the law of "the Wisest of the Wise (Allah)" and to permit:

> "all kinds of vice and sin, give protection to those who left their religion, adopting systems and laws from east to west, the striving of its media to lure its people into sin from his religion." [Document No. 48]

Lastly, individual freedom means license to engage in "rebellion against legal responsibilities, being creative in the display of vice, committing what is forbidden, and belittling all sacred values." If this is the freedom so highly praised in democratic circles, concludes the Saudi author, then,

> "I am the first to reject it [freedom] and take it as an enemy, and seek closeness to Allah through denying it and its propagators...we disbelieve in you and enmity and hate is between us, until you believe in Allah alone." [Document No. 48]

Another document [Document No. 11] by the Institute of Islamic Sciences in America, collected at the Muslim community center in Chicago, expresses furious resentment about infidel leaders coming to Muslim countries and telling them to alter their laws and system of government. Its example is Sudan at the height of its civil war between the Arab and Muslim north and the African and Christian/animist south. Then-U.S. president Jimmy Carter, "a missionary and a priest," went to Khartoum and asked to meet with the Islamic Front leaders to mediate the dispute over the fate of the south. "And do you know the plan that this man carried with him when he met the representatives of the Islamic Front?" exclaims the author. "He asked them to give up the application of Islamic *shari'a* in Sudan. In return he would commit himself to solving the problem in the south, and convince the rebels to end their rebellion and become law abiding" [Document No. 11].

To Saudi Wahhabis, human rights are merely another weapon in the infidels' arsenal used to attack and undermine Islam. A tract of the House of Science in Riyadh [Document No. 21], collected from Dar Al Hijra Islamic Center, Falls Church, Virginia, asserts that no one who upholds the banner of human rights has any sympathy or respect for Islam. When people speak of a "world conscience," they are really referring to the conscience of Christians, Jews, and communists, and "this is a dead conscience when it comes to the Muslim human":

> "If twenty American, British, or French spies were killed or imprisoned, they will make such a big deal about it, the whole world would unite for their human rights, for civility and for civilized international laws...On the other hand you may exterminate a whole Muslim nation...by the hands of the Russian, or a hired ruler, or the Jews and Christians....Here the European conscience goes into deep sleep." [Document No. 21]

The Saudi text maintains that the West exports everything to the Muslim world, "planes, clothes destructive currents and ideas, pregnancy pills (birth control pills)... everything except things that are useful in a civilized and continuous way." But they are not prepared to "export to us the principles of freedom they speak so much about....They

are not ready to export advanced technologies....They are not ready to give us the nuclear bomb...to face Israel and India" [Document No. 21].

Instead, they establish military dictatorships through coups and sell Muslims only select products of advanced technologies so that the recipients may remain consumers of their goods:

> "In the face of these attempts by the enemy forces to weaken us materially and morally so that we either die as losers, or live humiliated...it is essential for us to look to our material and moral rights...Rights can not be granted; they are established!" [Document No. 21]

V. INFIDEL CONSPIRACIES

Wahhabi conspiracy theories alternately finger as scheming villains Christians and Jews, Westerners, colonialists, missionaries, Orientalists, and the United States. Muslims are invariably portrayed in these theories as weak or unwitting victims of the dark infidel forces and their wily plots. Undeniably, conspiracies happen with frequency throughout history. But the Wahhabis seem to reduce the entire march of history, along with the intricate relations among nations, peoples and cultures, to a series of sinister designs and intrigues concocted by a cabal of conniving infidels.

Shortly after the Gulf War when Saudi Arabia allowed American soldiers to be based on its soil, writings and eventually movements began to emerge that saw this as an ominous drive to de-Islamize Arabia. Osama bin Laden and his al Qaeda fanatics turned against America and the West because of that perceived provocation. What had always been referred to broadly as Christian missionaries aiming to penetrate the Islamic world at large now suddenly became personal for the Wahhabis, and the threat they faced loomed much closer to home.

In a book [Document No. 6] published by the Ascension Printing House in Saudi Arabia and distributed to a number of mosques in the United States including the King Fahd Mosque in Los Angeles, California, which was built with $8 million in direct donations from Saudi King Fahd and his son[48], the issue of Christian missionary activity is linked to a continuation of the Crusades. The Wahhabi text reads:

> "He is wrong who thinks that the Crusaders' hate for Islam and the Muslims was over with at the end of the Crusades; it remains with us even today if only in a different form from that which it had before. Converting Muslims into Christians is one of the most obvious faces of this malicious movement, which started spreading in some Muslim countries to finally uproot Islam from its people."[Document No. 6]

Christian missionaries today, adds the Saudi text, are simply continuing what the Crusades of the medieval period had attempted and failed at, namely a direct assault on the two holiest mosques in Islam. This latest attack being waged by Christian missionaries employs an insidious indirect approach that is both flexible and appealing. The picture painted by this Saudi author is that the forces of unbelief are engaged in a global and concerted effort to target not only the two holy places of Mecca and Medina, but Islamic beliefs, laws, history, language, culture, and thought—indeed the Muslims themselves. This targeting is presumably part of a vast and coordinated plot, according to the book found in the Saudi King's mosque in Los Angeles:

> "It is no secret that all these challenges are working very diligently together under one plan, and with the help of the forces of evil and misguidance. They recruited every vile person who left his religion, every big mouth; they hired even

> questionable writers; they supported every sect which split from Islam with money and politics all over the world." [Document No. 6]

For an entire century, continues the Wahhabi author, Muslims were subjected to the military aggression of European imperialism "under the direction of international Zionism." The result was the loss of Palestine, several wars with Israel "in which three Muslim generations perished," and a host of other wars such as the one in the Western Sahara south of Morocco, the Gulf War, the occupation of Afghanistan, not to mention what went on in the West Bank, Gaza, the Golan Heights, southern Lebanon, Sabra and Shatila, and the Bekaa valley [Document No. 6].

For Muslims living in countries with a predominantly Christian population, the matter of Christian preaching that aims at conversion is a very urgent one. This too is regarded as part of a well-planned conspiracy. A Muslim living in the Philippines asked the Saudi state religious official, the late Grand Mufti Bin Baz, about ways to confront Christian proselytism including the offering of money and other aid to the Muslim community in return for allowing preachers to address the assembled Muslims once a week. The Cultural Department of the Saudi Arabian Embassy distributed Bin Baz's answers in the United States in a document [Document No. 52] compiled by the Saudi Arabian Airforce publishing house. He is adamant in warning to stay clear of the enemies of Allah and beware of their tricks "because they are destined for the fires of Hell, while the Muslims are invited to paradise." Muslims, says Bin Baz in a *fatwa* entitled *"How to Face Christian Conversion,"* copies of which were retrieved from the Herndon Mosque in Herndon, Virginia, would do well to be patient until assistance comes from safe Muslim sources, not from the enemy. Those who are custodians over the Muslims must do their utmost to help the community in its time of need and not allow it to turn to the enemy for any support. They must write to wealthy Muslims abroad explaining their plight and requesting help. "The enemies of the Muslims are waiting for any opportunity to lead them to the eternal fires." [Document No. 52]

In a polemic against Arab nationalism compiled by the General Presidency for Managing Research and Religious Edicts in Saudi Arabia and gathered from the Richardson Mosque in Dallas, Texas, Bin Baz labels this call to Arab nationalism a conspiracy "created by westerners and Christians to fight Islam and to destroy it in its own home"[Document No. 20]. He emphasizes that all calls to Arab nationalism or any other kind of nationalism are false and aim to divide Muslims instead of uniting them. He describes them as "an apparent aberration, a flagrant ignorance, and a malicious plan against Islam and its people" [Document No. 20].

For those who pioneered Arab nationalism, namely the Arab Christians, harsh words are reserved. Quoting an Egyptian Islamist named Sahykh Mohammad Al-Ghazzali on the Christian champions of nationalism among the Arabs, the official Saudi religious *fatwa* instructs Texas mosque-goers:

> "What are these people? They are neither Arabs nor foreigners, neither Russians nor Americans!! They are clones with strange features and loud screaming, which have sickened this land as the results of colonization and what it did; it left its seeds in their feelings and thoughts. They are as the tradition said, from our skin and speak with our tongues, but they are enemies to our history and civilization, and a burden in our struggle and rise, helpers for the enemies of our religion who do not believe in its right to exist. These people who suddenly showed up and their noise filled the valley like the frogs fill the night with their croaking. We must uncover the mask on their faces, so that this nation can know their reality." [Document No. 20]

Thus the Christians in Arab countries are vilified as a fifth column lurking in the midst of the Islamic *umma* (community) ever ready to propagate poisonous ideas like nationalism in order to aid the foreign infidels against the Muslims. Islam is the primary enemy of imperialism because "it is the source of fierce resistance and the spirit of selfless struggle which exhausted the attackers and foiled their designs." For this reason imperialism began,

> "weaving its web around it to kill it...they innovated narrow nationalism and brought it forth through many means from the structure of this religion. When colonization fell in the battle they secretly inserted their followers under the garb of Arab nationalism, they provided them with many slogans to recruit the sincere Arabs in this field so that they can win against Islam through a different way....It is better to call those people the followers of Hebrew nationalism, not Arab! Do not they work for the interest of the Israeli colonizer?" [Document No. 20]

As Saudi Arabia's leading religious authority for many years, Sheik Bin Baz's penchant for the conspiratorial is deeply disconcerting. His writings, particularly his *fatwas,* which continue to circulate in American mosques in publications by the government of Saudi Arabia, miss no opportunity to cast non-Muslims in the worst possible light, and repeatedly advise Muslims to avoid any dealings with them. The Saudi *fatwa* [Document No.20] distributed in the Texas mosque states that Muslims, for example, "should not be recruited into the army of the *mushrikeen* (polytheists and idolators) whether they are Arabs or non-Arabs, because the unbeliever is the enemy of the believer." Allah has made clear, writes the Saudi religious authority, "that the believers are each other's protectors, and the unbelievers are each other's protectors." Bin Baz's world is one in which Islam's enemies are continuously plotting against it. The *fatwa* continues, "Allah's enemies know that the Muslims do not need them if they held tight to Allah and were truthful in his worship because victory is in his and not in anyone else's hands." The invading imperialists, asserts Bin Baz with alarm, have stationed their armies in several Arab states and brought about their humiliation.

Meanwhile, other infidel armies, warns the Saudi *fatwa,* are poised for attack all around the borders of Islam [Document No. 20].

In the discourse about infidel plots and conspiracies, Jews are singled out for special attention. In one Saudi-Wahhabi tract [Document No. 4] published by the Institute of Islamic and Arabic Sciences in America, formerly an outpost of the Imam Muhammed Ibn Saud Islamic University in Riyadh, copies of which were gathered from the Abu Bakr Mosque in San Diego, California, mention is made of the anti-Semitic forgery from the nineteenth century by the tsarist secret police, namely *The Protocols of the Elders of Zion.* This discredited document is seeing a revival in Arab outlets as if it were a reliable historical source. One of contemporary Islamism's pillars, the Egyptian Sayyid Qutb, in his book *Ma'rakatuna ma'a al-Yahud* (Our Battle with the Jews), writes: "With their spite and deceit, the Jews are still misleading this *umma* [Islamic community], and distancing her away from her Koran in order that she may not draw her sharp weapons and her abundant ammunitions from it....[The Jews'] aim is clearly revealed by the *Protocols* [*of the Elders of Zion*]. The Jews are behind materialism, bestiality, the destruction of the family and the dissolution of society. Principal among them are Marx, Freud, Durkheim and the Jew [*sic*] Jean-Paul Sartre."[49]

The Saudi tract found in San Diego insists the Jews have been conniving and scheming against Islam. The publication then, echoing Qutb, outlines this vast Jewish conspiracy to destroy Islam. Jews and Crusaders cooperated in introducing radical ideas and sects into *Dar Al-Islam.* "Abd Alla bin Saba was a Jew who embraced Islam, so that he could corrupt it, and the callers to atheism and its leaders today are all Jews trying to corrupt the world: The communist Karl Marx is a "Jew", Freud is a "Jew." Durkheim is a "Jew." These are the leaders of deviant thought in economics, morality, and sociology. Their ideas influenced all human societies especially Muslim society." It is "international Jewry" therefore that "instigated in the Islamic world the shredding of Arabism and Islam, to prevent the unity and to deepen the regional divisions." Evidence for this diabolical assault is gleaned from *The Protocols*: "The Jews confess to this in their *Protocols*; their Ninth Protocol says 'we have cheated the upcoming generation of illiterate and made them corrupt and useless with what we knew to be false principles and theories we taught them.'" These "enemies of Allah" spew forth their poison and spread their confusion with the help of "agents from among the Muslims." Jews and imperialists work jointly on several coordinated fronts to wreak havoc in the minds and hearts of unsuspecting Muslims "so that they can maintain their power and control in the land of the Muslims, so that with their satanic soldiers, they can enjoy the wealth of the Muslim countries and work to steal it" [Document No. 4].

Elementary school students in Saudi Arabia are taught that Jews, in association with imperialist forces, painstakingly planned the creation of the state of Israel. One text [Document No. 34] from the Saudi General Presidency for Teaching Girls, which was gathered from the Islamic Center of America in East Orange, New Jersey, explains that this "thorn" in the side of the Muslim nations was established by imperialists using "all the means of treachery and betrayal" when Balfour "gave the Jews a disastrous promise to make Palestine their national country" [Document No. 34].

Conspiracies as imagined by the Wahhabis display a mix of political, material, and religious motives, all designed to subvert Islam and Muslims. A recurrent paradigm for the classic conspiracy is one in which the unbelievers have been working to undo Islam ever since the dawn of that religion. One such account [Document No. 47] from the Saudi-based Institute of Islamic and Arabic Sciences in America, collected at Al-Islam Mosque in Washington, D.C., narrates as follows:

> "This has been occurring since the appearance of Islam until the present time, for the unbelievers differ [among themselves] in faith, belief, religion and passion, and they continuously plot against Islam. Among their schemes is the toppling of the Muslims in matters of belief, worship, festivals and conduct. This is why we find more often then not, division in the nation due to schemes of the unbelievers....They [the unbelievers] had participated either in its propagation, or in distracting the Muslims who were easily tempted and gullible, some Muslims were leaders while other were just followers." [Document No. 47]

The clearest sign of the alleged conspiracy is the effort expended by the unbelievers to get the Muslims to imitate them.

> "Surely the unbelievers and their helpers plot against the Muslims by causing them to imitate them (the unbelievers). This is more the case now than before." [Document No. 47]

According to another source [Document No. 48] from the Institute of Islamic and Arabic Sciences and collected from the Al-Islam mosque in Washington, D.C., and the Muslim Community Center in Chicago, Illinois, these anti-Islamic conspiracies are nothing less than "the whisperings of devils": "The episodes of hate and conspiracy against this religion will not stop as long as there is whispering Satan instigating his supporters among men to listen to him and obey him and take him as their protector in place of Allah." The Saudi-Wahhabi tract warns believers: "You will hear lots of sayings that are revealed by devils to their loyal followers so that they can use them to argue against you; and if you obey them, then you become polytheists and infidels." The upshot of what the devils whisper to their servants, explains the source, is that Islam does not enjoy the following of the majority and that its precepts throughout history have proven to be an absolute failure. Applying Islam and the Islamic *shari'a* therefore have led the *umma* [Muslim community] to utter ruin and have taken it back to the Dark Ages. The conclusion of all this is to say to Muslims, renounce your faith and "turn(ing) your faces towards your western masters and your communist comrades, they have what you desire, and in their systems you find what you are looking for." Not to comply will earn the believers the epithets "backward," "terrorist," "extremist," or "retarded." The sword of sectarian strife and the fragmentation of the *umma* will hang over the heads of all those who cling to their faith [Document No. 48].

Specific instances of Western connivance against Islam and Muslims are often mentioned in Wahhabi tirades. Favorite gripes are presented in a source [Document No. 21] published by the House of Science in Riyadh and found in Dar Al Hijra Islamic Center in Falls Church, Virginia. They include theories that: Islamic minorities are "stripped of their human rights in Thailand, the Philippines, and Taiwan....The massacre of Muslims in the Philippines and the support of Europe and America to its butcher Marcus is a well known thing." In Africa also Islamic minorities "have no equal rights, no right of Islamic education, no rights to live in peace, to own Islamic books, or to form boards to defend their stolen human rights...all is guarded by Europe and America." Four large Islamic countries—Pakistan and Indonesia in Asia and Egypt and Nigeria in Africa—are singled out for scrutiny. After separating from India, Pakistan was "tied to the West through a treaty with America," and then it was saddled with military dictatorships. "It was threatened openly when it announced that it is about to enter the nuclear field," while at the same time India and Israel were allowed to acquire that capability "without any resistance." Indonesia was taken over by the communists under Sukarno, but later when they "became oppressors" they were brought down and "replaced by Christian missionaries who are supported by America, Europe, and the Vatican." They put a program "to convert this Muslim country to Christianity within fifty years." They converted "tens of millions of the poor, sick, and ignorant Indonesians....They convert to fulfill their needs, to treat their sick, and teach their children in missionary schools, while the Muslims fill the bank coffers of America, Europe, and the Jews!" In Africa the Christians attempted to tear apart Nigeria, "the biggest African Muslim country." When this failed, they set upon it with their "armies of Christians" and severed its relations with the Islamic world so that it can be swallowed more easily [Document No. 21].

Another line of conspiratorial reasoning has to do with the area of scholarship, in particular with Orientalism. According to a lecture given at a university in Riyadh by a visiting assistant professor from the University of Cairo and subsequently published [Document No. 22] by the Islamic Awareness Division under the Administration of Religious Affairs of the Saudi government, Christians, Jews, and assorted Orientalists brainstorm together to undermine and distort Islam, and they are often aided by Muslims who studied under these malicious teachers and became their loyal and obedient pupils. This lecture was printed at the expense of the Saudi Ministry of Defense and Aviation with the intent of being "distributed to the cultured and educated among the Saudi Armed Forces so that they can benefit from it if Allah so wills, and Allah is the ultimate objective." Copies of it were collected at Dar Al Hijra in Falls Church, Virginia. The Wahhabi text asserts that in the past under paganism people used to worship rocks and trees; today, with the coming of materialism and atheism, whether communist or Western, people have taken to the worship of men and ideas. It is a new age of ignorance (*Jahiliyya*) and a new polytheism that are rearing their ugly heads.

The Saudi government-printed and -distributed lecture makes the claim that the leading figures of the European Renaissance copied from the Muslims what he terms "the experimental Islamic method of looking unto material existence, without taking the

beliefs that resulted from that method. On the contrary they fiercely fought the Islamic beliefs and thought. They used the results of applying the experimental method in an attempt to finish Islam as belief and living system...." These supposed European innovating pioneers actually borrowed from the Muslims what they had been exposed to during their contacts with the high Islamic civilization in Andalusia and throughout the Crusades as well as what they learned through commercial transactions. They applied the results of their practical implementation of this Islamic methodology to achieve technological advances and breakthroughs in new inventions that they then used to bolster the imperialist enterprise of dominating and subduing the Muslims. Unfortunately, laments the speaker from Cairo, some misguided Muslims have rationalized their position of subservience to the European West as something acceptable "since these same Europeans at one time were inspired by, and became followers of, the creative achievements of our Muslim forefathers." They then take the further unwarranted step of regarding their admiration for the West's ideas and accomplishments as the necessary springboard toward greater progress in their own societies. But Islam, insists the lecturer, never sanctioned these alien ideas and practices as the standards for any such presumed progress. "All the currents, schools, and thought systems that do not belong to Islam, and do not flow from its spirits, you cannot in any way call that Islam" [Document No. 22].

The assault on what are often referred to as "the Orientalists" continues in a text [Document No. 10] from the Institute of Islamic and Arabic Sciences in America. They are viewed as the latest manifestation of the West's latent hostility toward Islam. Since Wahhabis and other Islamists read the history of Islam as one prolonged struggle against the scheming forces of infidelity, they also recognize the occasional change of tactics to which the enemy resorts. "Plenty are the battles which Islam fought throughout its long centuries, and is still fighting. As the battles increased, the weapons varied, the fronts of the enemies of this religion changed and their tricks to destroy the building of this religion varied." In recent times the primary weapon used by the invading Western unbelievers has been that of ideas. "The Orientalists used the weapon of the 'ideas' with wickedness and malice. They tried to do so by discrediting Islam historically, politically, and legally." The external invasion of ideas did not meet with much success initially, and so the unbelievers searched for ways to instigate a similar assault on Islam "from the inside." "Through some of its children who can't carry Islamic names and an Arabic identification card, so that they can plant in the youth of this nation the values of the European civilization, its philosophies, beliefs, thoughts, and love for its laws." This is the so-called "invasion from within" on which Wahhabi writers often dwell. Once the battle was moved to within the walls of *Dar Al-Islam*, "We started hearing things like 'leftist Islam' and 'democratic Islam'...." Then the "enlightened" Muslims began to propagate their thoughts with a view to "containing Islam intellectually, historically and legally." The outcome was an "intentional falsification of history criticizing thought and history, intentional falsification of Islamic thought, emptying Islamic thought of the contents, while keeping with the form" [Document No. 10].

What the enemies of Islam discovered over the centuries, another Institute source [Document No. 8], gathered from the Saudi King's mosque in Los Angeles, informs us, is

that the secret weapon of Muslims is their attachment to their holy book, the Koran. So, naturally, "they labored to keep them (Muslims) away from holding on to it and following its guidance." Both their tongues and their actions have confirmed this, "but what is hidden in their breasts is even greater."

> "They said: 'As long as this Koran exists, Europe will not be able to control the east, nor will it be safe.' They also said: 'When the Koran and Mecca are gone, we will see the Arab on the path of western civilization and away from Muhammed and his book.' They said: 'We should use the Koran, which is the best weapon in Islam, against Islam until we finish it completely. We should show the Muslims, that what is true in the Koran is not new, and what is new is not true.' They said: 'We should remove the Arabic Koran from their existence, and uproot the Arabic tongue from their tongues, until we have achieved victory over them.'" [Document No. 8]

Self-criticism in Wahhabi writings is rare. When it occurs it is usually in the form of a collective indictment of Muslims for allowing themselves unwittingly to fall prey to the conspiracies of the enemy. This is the message of one Wahhabi work [Document No. 7], published jointly by the Riyadh-based International House for Islamic Books and the International Institute of Islamic Thought, collected from the King Fahd Mosque in Los Angeles. Muslims, it is argued, were caught unawares by the snares of the unbelievers because the *umma* or Islamic community was somehow distracted from attending to its Islamic priorities. "That was the condition of the Muslim nation, which took a nap in the lap of imitation, and fell asleep dreaming of a glorious past." Factions and divisions resulted and the learned scholars of Islamic jurisprudence busied themselves with their individual quests for what is best for the *umma* as a whole. Anyone gazing upon the heritage of this *umma* would be "shocked to know that such dead offspring can come from such living and enlightened ancestors." With the arrival of the European enlightenment the Muslim world was discovered to be in a deplorable state: faith was shaken, certainty was replaced by doubt, deviance had become the rule instead of the exception, *bid'a* (innovations) were rampant, sound thinking was absent, the Sunna was in eclipse, and *fiqh* (authoritative jurisprudence and interpretation) was abandoned. This opportunity "attracted those who wanted to harm this nation. The Westerners took advantage of this opportunity: they occupied the land, held the reins of the people, and destroyed what was left of that which makes up this nation's character, until we reached the state we are in today of weakness and need."

Matters are now firmly in the hands of the enemies of Islam who decide the *umma's* fate, and "we have to go to them, to find solutions to problems we created and formed with our own hands." At this point the full import of the conspiracy comes to light: "the unbelieving colonizer tried to put the Islamic education and the Arabic education in the shadow, clearing the arena for his ideas and principles." The enemy "painted for the youth of this nation fields of flowers, but this youth reaped only thorns and tasted only bitterness." After trying every color and stripe of thought—communism,

socialism, nationalism, democracy, etc.—with disastrous consequences, "the youth realized that Islam alone is capable of solving the nation's problems, to wake it from its slumber, to destroy the cause of its backwardness." In the end, the proposed solution is not merely a return to any form of Islam according to the Saudi text; it is only the Wahhabi variety that represents the true and pure Islam guaranteed to elevate the *umma* from its lethargy and stagnation [Document No. 7].

Education is viewed by the Wahhabis as the most fertile field for furthering conspiracies against the Islamic community. This thesis is put forward in an article entitled *"Cultural Subversion through Education,"* part of a collection of articles [Document No. 19] gathered from the Richardson Mosque in Dallas, which were published by the Saudi-established Institute of Islamic and Arabic Sciences Research Center. The article explains how Western educational institutions established African, Asian, and Caribbean studies departments designed to promote new "scholars" and "experts" on these regions, and assisted by former colonial administrators who were described as "experts on the developing nations." At the same time, a campaign was launched to reinterpret Muslim aspirations "to conform to what came to be known as the Western tradition." Thus Western culture and values became the standard to follow and the norm to emulate, and most of the newly developing countries "blindly accepted this subordinate position and exposed themselves to some of the world's worst forms of manipulation." The Saudi tract adds that students were taught that their countries were underdeveloped because "their social and cultural institutions" were not "conducive to development," and it was "their own backward forms that resisted the 'progressive' influence of colonialism" [Document No.19].

The United States is cited as leading in this conspiracy of ideas against Islam. Ayatollah Khomeini called the U.S. "The Great Satan," and America is regarded in similar eschatological terms by Wahhabis and other Islamists. America's dominance in the world rests, among other things as seen earlier in the tract collected from Al-Islam Mosque in Washington, D.C., on the pervasiveness of its reach through education and its ability to influence, if not totally shape, the elites of the developing countries [Document No. 19].

VI. JIHAD IDEOLOGY

The Islamist response to perceived threats has been to advocate some form of *jihad*, or "struggle." But Wahhabis do not always understand *jihad* as a purely defensive measure. Wahhabis have regarded the early Islamic conquests, by means of which the new religion was disseminated, as a model of obligatory *jihad*, or holy war: It had the ultimate purpose of spreading Islam into the infidel-ruled territory of *Dar Al-Harb*, subjugating them, establishing the rule of Islamic law, *shari'a,* and securing political power and military ascendancy for Muslims.

The Saudi state's religious authorities promote an us-versus-them mentality among Muslims in order to foster *jihad*, including armed struggle. The government's Permanent Committee for Scientific Research and the Issuing of *Fatwas* has disseminated "Rulings" [Document No. 2] in American mosques that urge maintaining a "wall of resentment" between Muslims and non-Muslims precisely to enable *jihad*. If the "wall" were to come down through amity there would be no more *jihad*, as the tract makes explicit:

> "The effect of this sinful call [interfaith dialoque] is that it erases the differences between Islam and disbelief, between truth and falsehood, good and bad, and it breaks the wall of resentment between Muslims and nonbelievers, so that there is no loyalty and enmity, no more *jihad* and fighting to raise Allah's word on earth...." [Document No. 2]

Saudi state education teaches children from an early age the virtues of *jihad*. State elementary and high school curricula have been replete with examples of *jihad* indoctrination and many of these same writings are now available to an expanding Muslim audience in America. One example [Document No. 28] is a book for third-year high school students published by the Saudi Ministry of Education that was collected from the Islamic Center of Oakland in California. The text, written with the approval of the Saudi Ministry of Education, teaches students to prepare for *jihad* in the sense of war against Islam's enemies, and to strive to attain military self-sufficiency:

> "To be true Muslims, we must prepare and be ready for *jihad* in Allah's way. It is the duty of the citizen and the government. The military education is glued to faith and its meaning, and the duty to follow it." [Document No. 28]

Strength is defined in this textbook in physical, spiritual, and material terms, namely men, beliefs, and the latest advances in military technology:

> "Preparing the weapons for war and possessing them; even better than that is building special factories for manufacturing military vehicles, tanks, rockets, planes, and other things needed in modern warfare." [Document No. 28]

The text then assures students that the Kingdom does not concentrate only on defensive capabilities, but also on building an offensive arsenal to face,

> "the dangers of communism and the Crusades from the East and the West, and in the first cause for all the Arabs, the Palestinian cause and the liberation of the Al-Aqsa Mosque; the cause of Muslim Afghanistan and the causes of persecuted Muslim minorities around the world." [Document No. 28]

Wahhabi writings emphasize the obligatory nature of the purification that *jihad* produces, whether it be in overcoming external enemies, or perfecting the inner self. *To Be a Muslim* [Document No. 31], published by Saudi Arabia's International Islamic Publishing House and gathered from the Al-Farouq Mosque in Houston, Texas, exhorts Muslims to work for the establishment of "functionally Islamic governments" in all nations:

> "[Muslims should work] to form a society that is committed to the Islamic way of thinking and Islamic way of life, which means to form a government that implements principles of justice embodied in the *shari'a*....Until the nations of the world have functionally Islamic governments, every individual who is careless or lazy in working for Islam is sinful." [Document No. 31]

The Houston mosque-goers are then instructed that change – including political change – is connected directly with *jihad*:

> "These responsibilities to change both oneself and the world are binding in principle, in law, in self-defense, in community, and as a sacred obligation of *jihad*...." [Document No. 31]

Quoting from the writings of some of the leading militant ideologues of modern Islamic extremism, the tract instructs Houston mosque-goers to form Islamic opposition groups to face "attacks from every materialistic ideology and system that threatens the existence of Islam as a global paradigm of thought and system of life." Because, it asserts, many Muslim countries are suffering either under "the oppression of non-believing occupiers," or under the "brutality of an evil minority, which governs through the iron fist" and serves as the infidels' local puppets, self-defense has become an imperative duty for all Muslims. To underscore the hardships involved in defending and spreading Islam, the Saudi text cites Muslim Brotherhood radical leader Sayyid Qutb, advocating the building of an organized movement "of sufficient size and quality to carry on every level of Islamic work and also to handle unexpected situations and needs." The Saudi document quotes Qutb urging Muslims to join such movements,

> "[Believers] should realize that their self-value derives only from Islam, without which they are like animals or worse. They must know, however, that true honor can never be achieved unless they continue actively to involve themselves in the Islamic Movement. Those who remain in isolation will be in the Hellfire. Those who join in the Islamic Movement are joining themselves with honorable people." [Document No. 31]

According to the text, the path of Islamic activism—sometimes a euphemism for *jihad*—"purifies and liberates a person and teaches one to be strong. It is a path of blessings and honor." [Document No. 31]

Successful Islamic movements should liberate oppressed peoples, including of course Muslims, and the Saudi tract uses the term "*taghut*," familiar among Islamists, to describe any power or system responsible for such oppression. Usually *taghut* is comprised of "those who worship the false gods of modernist and postmodernist cultures," or those who adopt capitalist, socialist, communist, and other manmade systems, in whole or in part. Again, the tract appeals to an authoritative voice, the fiery Hasan al-Banna, the extremist founder of the Muslim Brotherhood:

> "Our task in general is to stand against the flood of modernist civilization overflowing from the swamp of materialistic and sinful desires. This flood has swept the Muslim nation away from the Prophet's leadership and Koranic guidance and deprived the world of its guiding light. Western secularism moved into a Muslim world already estranged from its Koranic roots, and delayed its advancement for centuries, and will continue to do so until we drive it from our lands. Moreover, we will not stop at this point, but will pursue this evil force to its own lands, invade its Western heartland, and struggle to overcome it until all the world shouts by the name of the Prophet and the teachings of Islam spread throughout the world. Only then will Muslims achieve their fundamental goal, and there will be no more 'persecution' and all religion will be exclusively for Allah...." [Document No. 31]

This passage is a distillation of Islamist extremism: an adversarial posture fueled by a conspiratorial outlook, the candid call to *jihad* against the West, and a recipe for open-ended struggle practiced beyond the borders of *Dar Al-Islam* in the heart of enemy territory.

The same Saudi-Wahhabi book [Document No. 31] also contains a detailed point-by-point plan for Texas Muslims to propagate Islam by following al-Banna's tactics. These include: the incremental approach in thought and action, the maintenance of a low profile with maximum work and minimum publicity, a clear long-range strategy for

ultimate victory, openness in activity but secrecy in organization, and guarding separation and spiritual autonomy in the midst of a hostile world. On the gradualist approach, al-Banna is quoted explaining the steps in preparing to launch *jihad*. First there is dissemination of concepts and ideas "among the people through oratory and writing, civic action, and other practical methods." Then comes the delicate task of identifying "good and reliable cadre to bear the burden of initiating and sustaining *jihad*." And finally there is the execution where, "the stage is set for relentless combat and consistent effort to achieve the goals. This stage will weed out all but the most honest and sincere, both in their own commitment and in their obedience to the chain of command." Sayyid Qutb is quoted explaining how a vanguard of select Muslims must brave the environment of infidelity while remaining uncontaminated by it. This, says Qutb, will invariably have the psychological effect of a "feeling of isolation" as the Islamist pioneers insert themselves *in* an alien environment, but never become *of* it [Document No. 31].

The text continues that, once the *da'wa* (Islamic mission) becomes known, those bearing its message will be hated by everyone around them. This is the stage of preparation for declaring the *da'wa* and commencing the *jihad*. Al-Banna is quoted as saying even the so-called noted scholars of Islam will "look down upon your understanding of Islam and will not support your *jihad*." He predicts that many tribulations await the committed Muslims as they prepare to engage in *jihad* for the sake of Allah. Those who are sincere in their faith and strong will endure to the end and succeed with Allah's help.

This program for *jihad*, and the discipline required for its meticulous organization and execution, is totalitarian in character. It is also universal in its reach: "...it is active everywhere, in every country and throughout every society." [Document No. 31] In short, this text from Saudi Arabia is a training manual for *jihad* as it is contemplated by the Wahhabis.

The Saudi Embassy, through its Cultural Department has distributed rulings, one of which was collected at the Herndon Mosque, in Herndon, Virginia, stating that preaching Islam to unbelievers while living among them is a form of *jihad*. The Embassy's text adds, another type of *jihad* is studying infidel conditions to uncover their corrupt ways and practices and warn other Muslims against admiring them. "The more apparent the depravity of infidelity becomes, the more evident will be the correctness of Islam," concludes the embassy document [Document No. 52].

Many of these texts stress that *jihad's* purpose is converting unbelievers to Islam. The *jihad* must continue until they have done so. One tract on *jihad* available in English [Document No. 39] published by the Maktaba Dar-us-Salam, in Riyadh, and collected at the Al-Farouq Mosque in Brooklyn, New York, states unequivocally that such a *jihad* is intended to save infidels from certain punishment in hellfire. Another outcome of *jihad* could be to reduce Christians and Jews, the "People of the Book," to *dhimmi*[50] status, which subjugates them, strips them of many civil and political rights, and levies a *jizya* tax on them, described as payment to both humiliate them and provide for their protection. Brooklyn mosque-goers are instructed that Muslims are barred from abandoning the fight

against those Christians and Jews who are polytheists and idolaters, as well as against pagans and idolaters [Document No. 39].

Wahhabi writings advocating *jihad* are also found in a book [Document No. 12] published by the previously Saudi-based Institute of Islamic and Arabic Sciences, an outpost of the government-supported and -financed Imam Muhammed Ibn Saud Islamic University in Riyadh. Copies of the book were collected from the Muslim Community Center in Chicago. Words about the Afghan *jihad* are directed to Muslims in general. The message is the urgent need for unity in *jihad*, and the person addressed is the generic "Muslim Brother," who is made to feel guilty for any laxity he may have shown in offering full and unconditional support for *jihad.*

> "My Muslim brother, who made the mistake of discouraging others from *jihad* in Allah's way! Who made the mistake of dividing the Muslims! Who spread discord among the Muslims in the name of fearing for Allah's religion and protecting it...who made these mistakes without knowing!! Do you find any difference between your position and that of the enemies of Islam in this matter?" [Document No. 12]

The text continues by stating that ever since the *jihad* started in Afghanistan, the enemies of Islam tried to foil it without avail. Consequently, these enemies have tried a new tactic:

> "It is a strange way, it is the way of using you and using me, it is the way of using Muslims to finish *jihad*...to destroy their religion...to divide them...Finally, what the enemies wanted started materializing!" [Document No. 12]

"The only solution" therefore is to return with full force and conviction to the *jihad* as a rallying battle cry for all Muslims [Document No. 12].

In a *fatwa* prepared by the Saudi government's Permanent Committee for Scientific Research and the Issuing of *Fatwas* that was collected from the Saudi crown-supported Islamic Center in Washington, a Muslim inquires whether the transfer of *zakat* (alms-giving) from America to Islamic countries is allowed. The Saudi cleric's reply:

> "Transfer of zakat from country to country is allowed when legitimate, such as when those to whom it is transferred are in greater need or in legitimate *jihad*." [Document No. 44]

Jihad in this passage could be interpreted by fanatics as terrorism – its meaning would depend on which cleric or leader is pronouncing what is "legitimate" under sharia law.

The Wahhabi view of *jihad* is part of a long tradition of extremist ideology and activism. In addition to the early authorities on whom they rely, such as Ibn Hanbal, Ibn Taymiya, Ibn Qayyim al-Jawziyya, and of course Ibn 'Abd al-Wahhab, they also derive inspiration from modern-day radical Islamist figures as Abul 'Ala' Maududi, spiritual leader of Jamiat i-Islami in Pakistan, Hasan al-Banna, founder of the Muslim Brotherhood (the Ikhwan) in 1928 in Egypt, and Sayyid Qutb, who took over its leadership in subsequent years until his execution in 1966 under Egyptian President Gamal Abdel Nasser. The links between these extremist ideologues and Islamic terror was noted in the 9/11 Commission Report:

> "But the enemy is not just 'terrorism,' some generic evil. This vagueness blurs the strategy. The catastrophic threat at this moment in history is more specific. It is the threat posed by Islamist terrorism – especially a Qaeda network, its affiliates and its ideology.
>
> "...Usama Bin Ladin and other Islamist terrorist leaders draw on a long tradition of extreme intolerance within one stream of Islam (a minority tradition), from at least Ibn Taymiya, through the founders of Wahhabism, through the Muslim Brotherhood, to Sayyid Qutb.That stream is motivated by religion and does not distinguish politics from religion, thus distorting both."[51]

VII. SUPPRESSION OF WOMEN

For Wahhabis and other *salafist* interpretations of Islam, women are considered a perpetual source of potential *fitna* or discord in a social and moral sense. This situation requires constant vigilance on the part of men, especially Islamic authorities, to ensure women are properly segregated by being concealed behind closed doors or beneath veils and chadors.[52]

Much of the work of the *mutawa'a* (religious police) inside Saudi Arabia involves enforcing these strict prohibitions on women. Saudi Arabia is the only Muslim country that bars women from driving on religious grounds. The extremes to which Saudi Arabia goes was demonstrated in a 2002 tragedy when the Saudi religious police caused fifteen Saudi girls to burn to death after their school in Mecca had caught fire. The *mutawa'a* forced the girls to remain in the burning building rather than run outside without the correct "Islamic" covering. The police were then exonerated by the Saudi government. For Wahhabis, women must be kept in check and under careful scrutiny at all times lest they become occasions—deliberate or unintended—for the enticement of men and thus the sowing of confusion and anarchy in society. It is as though in their very nature women are under continuous suspicion of creating the conditions for unraveling familial and social bonds, and must therefore be hemmed in and watched at all times.

The Saudi government works to indoctrinate American Muslims in these views of women. A book [Document No. 47] published by the Institute of Islamic and Arabic Sciences in America, formerly an outpost of the state-financed and controlled Imam Muhammed Ibn Saud Islamic University in Riyadh, copies of which were collected from Al-Islam Mosque in Washington, D.C., states:

> "Among the more significant illustrations of imitating (the unbelievers), and the most dangerous for Muslims, is the enchantment of women. And this is among the traits of the unbelievers. The intent of this is to bring (them) out of their nature, veil, and modesty so that they could use it to tempt men.... Because women desire the glamour of the materialistic life, they are inclined to imitate, accommodate, and exaggerate in all of this, because women were built to seduce and beautify themselves for men. And men were built to desire a woman when she exposes (herself), and not to desire her when she is modest and covering." [Document No. 47]

The book adds that, if Muslim women unveil themselves, the whole Muslim community will be in peril:

> "If they (Muslim women) leave the principle of modesty and cover, this will be the road and the way to discord (*fitna*), and in most cases if the Muslim nation falls into this trend it will lose its religion and worldly life." [Document No. 47]

In a collection of *fatwas* [Document No. 52] gathered from the Herndon Mosque in Herndon, Virginia, which was intended specifically for distribution in the United States, the Saudi Embassy in Washington through its Cultural Department actively advocates the veiling of American Muslim women. In this collection, Saudi state religious officials Sheiks Bin Baz and al-'Athimein treat the matter of women's modesty: A woman inquires whether she can uncover herself while traveling away from her Muslim country and people, and adds that her mother insists she do so when abroad so as not to attract more attention to herself. "Absolutely not," replies Bin Baz, who explains that the veil (*Hijab*) is necessary at all times when there are men present. In fact, he stresses, it is more important to cover up before infidel men than Muslim men because the former, being unbelievers, "have no inhibitions or moral restraints whatsoever curbing them from what Allah has prohibited."

In another of the embassy-propagated *fatwas*, a woman asks whether some leniency could be shown certain women who come to Islamic centers to study the tenets of the faith without wearing the veil. Otherwise, she fears, they might not come at all and thereby be lost to Islam and eventually Christianized or secularized. Sheik al-'Athimein replies that such women should be urged repeatedly and at every occasion to wear the veil. If they do so, this will be good for everyone. If they refuse repeated exhortations to cover up, then they must be barred from attending [Document No. 52].

The Saudi state disapproves of coeducational intermingling because of the danger of *fitna* whenever girls and boys, or students and teachers from opposite sexes, mix together in close quarters. Saudi Arabia's embassy, through its Cultural Department, has distributed directives against coeducation pronounced by the Saudi government's Permanent Committee for Scientific Research and the Issuing of *Fatwas*. The embassy's publication on these prohibitions was collected from the Herndon Mosque, in Herndon, Virginia, and from the King Fahd-supported Islamic Center in Washington, D.C. [Document No. 44].

In a collection of *fatwas* entitled *Rulings on Women* [Document No. 23], copies of which were collected from Dar Al Hijra in Falls Church, Virginia, Bin Baz, the Saudi government's official religious authority, categorically rejects the idea of female teachers instructing adolescent boys:

> "A ten-year old boy is considered adolescent because he tends to like women and because, at his age, he is able to get married and can do what men do." [Document No.23]

Bin Baz adds that any disagreement with his position comes straight from "Satan or some of his deputies," and this "pleases our enemies and the enemies of Islam." "It is our obligation to keep this door tightly sealed," he adds, and prescribes complete segregation of the sexes in every year of study: "[T]hat is how we will safeguard our religion, as well as our boys and girls, and how we will block the path of our enemies."

He also asserts that "it is well known that the male teachers are more patient, able and available in teaching elementary school boys than female teachers" [Document No. 23].

Stringent Saudi attitudes towards women are further justified as thwarting an infidel conspiracy to corrupt Muslim women. One work expressing these concerns [Document No. 33] was published by the Al-Haramain Foundation, run from Saudi Arabia and operating branch offices in the United States until the FBI blocked its assets in February 2004 and found that it was directly funding al Qaeda. (In October 2004, the Saudi government's Ministry for Islamic Affairs dissolved the foundation and, according to a senior Saudi official, its assets will be folded into a new Saudi National Commission for Charitable Work Abroad.) The Al-Haramain publication, written by Sheik Al-Fawzan, was obtained from the Islamic Center of America in East Orange, New Jersey, and asserts that unbelievers aim to destroy Muslim men by corrupting their women:

> "The enemies of Islam, or the enemies of humanity today, the unbelievers, hypocrites, and those with sick hearts, are angry because of what the Muslim woman has received by way of honor, prestige, and safety in Islam. These enemies want the woman to become a destructive tool, bait they can use, to hunt down those who have weak faith and uncontrollable desires...." [Document No. 33]

The Al-Fawzan document states that Muslims are misguided if they do not oppose "the people of lowly desires and satanic tendencies" who treat a woman as "uncovered merchandise in front of their eyes," where they can "enjoy her beauty, or do with her what is even worse." For this reason they made sure that she "left the home to join the men, to be with them side by side in their jobs" [Document No. 33].

It also instructs East Orange mosque-goers that reprehensible occupations for women include "serving men as a nurse in the hospital, as a flight attendant, as a student or a teacher in a coeducational school, as an actress in the theater, or as a singer and announcer in the different media outlets unveiled and seductive through her voice and appearance." It expresses fear of Muslim women leaving their homes, forcing their husbands to hire foreign servants to raise their children and organize their domestic affairs, and thereby introducing great evil into the household [Document No. 33].

While the Saudi government closed the foundation that produced this document after the United States revealed direct links to Osama bin Laden, it is important to note that the document's author is Sheik Al-Fawzan whom the Saudi government recently entrusted with the task of "reforming" the educational curricula in Saudi Arabia to produce new textbooks free of expressions of hatred and hostility toward non-Muslims. Under Al-Fawzan, authors were recruited with the same xenophobic ideas as those in the former textbooks. It is also known that Al- Fawzan advocates slavery and the subjugation of women, and believes elections are un-Islamic. According to the independent Saudi Information Agency, Al-Fawzan said in a lecture "Slavery is a part of Islam...Slavery is part of *jihad*, and *jihad* will remain as long there is Islam."[53] Al-Fawzan is a member of

the Council of Religious Edicts and Research, Saudi Arabia's highest religious body, and a professor at Imam Muhammed Ibn Saud Islamic University, Saudi Arabia's main center of learning for the Wahhabi interpretation of Islam.

These Saudi books and pamphlets collected from American mosques and Islamic Centers single out for attack American society in particular for the freedom women enjoy there. The Saudi Wahhabi message is simple and straightforward: As long as women in America do not stay at home but go out to work alongside men, neither the women nor the men nor the neglected children will be happy.

The Saudi government strives to inculcate the view that any deviance in dress or behavior, no matter how minor, is "descent to the level of animals." A textbook for 11th grade students, published by the Saudi Ministry of Education and collected at the King Fahd-funded Islamic Center of Washington, D.C., and the Al-Farouq Mosque in Houston, states:

> The man who wears his hair long, or wears it loose, who wears high heels and tight clothes and walks like bad women, is he human? The masculine woman who smokes and drinks and wears men's clothing, and drifts with men in the gathering places of hippies, is she human? These cattle-like groups of boys and girls having sex on the streets, in the woods, the night club and in any place, are they human? These women, they are dressed with clothing that covers nothing of their bodies, wearing lots of makeup, standing on the street showcasing their bodies for every hungry look and sick man, are they human? These men who do not care to protect their honor, their wives, their daughters, their sisters; or other people's honor...do they still have anything human left in them? [Document No. 43]

One rare instance of an American woman being viewed favorably is the example of Hajar recounted in a tract [Document No. 25] by the Saudi-based Jum'a Electronic Printing House and collected at the Islamic Society of Greater Houston in Houston, Texas. Hajar is the new Muslim name assumed by an American girl formerly known as Pamela before she converted.

> "Islam completely changed 'Hajar': after she had been living a vain life like any other American girl, she began to abide by the rules and principles of Islam. As she states: 'my lofty goal is to be a Mujahida [female warrior] in the cause of Islam, to fight capitalism, oppression and evil; after my experience I found out that Islam is the only way out for the salvation of humanity from the danger of wars, hunger, and hardship.'" [Document No. 25]

For Hajar, *jihad* became "the most important thing in Islam, or it is what the Muslims need most at the present time." Hajar became active in the political field taking up the cause of the "just rights of the Muslim Palestinian people." She gave lectures and spoke out about oppression befalling the Palestinians. The Wahhabi narrator of Hajar's story concludes with these words of praise: "This is truly an amazing trend: a white American girl is calling people to Islam, and defending the cause of the Muslim people in a society that does not listen, but she never gives up or gets tired!" [Document No. 25].

NOTES

[1] Schwartz, Stephen, *The Two Faces of Islam,* Doubleday, New York, NY, 2002.; Baer, Robert, *Sleeping With the Devil,* Crown Publishers, New York, NY, 2003. See also Mai Yamani's talk at Freedom House "State Wahhabism of Saudi Arabia: Impacts of a Religious Ideology of Intolerance and Hate," 21 October 2004; Center for Democracy and Human Rights in Saudi Arabia, http://www.cdhr.info/; Saudi Institute, http://www.saudiinstitute.org/index.php?option=com_frontpage&Itemid=1

[2] U.S. Commission on International Religious Freedom, *Report on Saudi Arabia,* May 2003.

[3] Saudi Institute, *Report: Saudi School in Virginia Disparages Christianity and Judaism,* Washington, 13 July 2004.

[4] Abdella, Doumato and Posusney, Marsha Pripstein eds. *Education in Saudi Arabia: Women and Globalization in the Arab Middle East: Gender, Economy & Society,* Lynne Rienner Publishers, London, 2003; Doumato, Eleanor Abdella, "Manning the Barricades: Islam According to Saudi Arabia's School Texts," Middle East Journal Abstracts from *The Middle East Journal,* 57, No. 2, Spring 2003, pp. 230-248; Michaela Prokop, "Saudi Arabia: The Politics of Education," *International Affairs* 79, No. 1, London, 2003, pp.77-89; Groiss, Amon, ed. *Report: The West, Christians and Jews in Saudi Arabian Schoolbooks,* Center for Monitoring the Impact of Peace and the American Jewish Committee, February 2003; Steven Stalinsky, "Preliminary Overview - Saudi Arabia's Education System: Curriculum, Spreading Saudi Education to the World and Official Saudi Position on Education Policy," *The Middle East Research Media Institute (MEMRI),* 20 December 2002; "An Egyptian Journalist on the Connection between Wahhabism and Terrorism," *Middle East Media Research Institute (MEMRI),* Special Dispatch Series- No. 526, 20 June 2003; "Somali Muslim Journalist on the Detrimental Effects of Wahhabism on His Country," *Middle East Media Research Institute (MEMRI),* Special Dispatch Series- No. 625, 9 December 2003; "Ethipoian Journalist on the Detrimental Effects of Saudi Arabia's 'Poisonous Wahhabism' on His Country," *The Middle East Media Research Institute (MEMRI),* Special Dispatch Series- No. 624, 9 December 2003; "Incitement to Jihad on Saudi Government-Controlled TV," *Middle East Media Research Institute (MEMRI),* Special Report- No. 29, 24 June 2004; "Saudi Armed Forces Journal on the Jews: 'The Fabricated Torah, Talmud, and Protocols of the Elders of Zion Command Destruction of All Non-Jews for World Domination," *Middle East Media Research Institute (MEMRI),* Special Dispatch Series- No. 768, 20 August, 2004; Pipes, Daniel, "The Need to Name and Know Thy Terrorists," *New York Post,* 19 November 2002; Mirahmadi, Hedieh, "Sunni Disposition: The Moderates Should Be Our Friends," *National Review Online,* 7 May 2004; Marshall, Paul, "Radical Islam's Move on Africa," *Washington Post,* 16 October 2003; Marshall, Paul, " Radical Islam in Nigeria: The Talibanization of West Africa," *The Weekly Standard,* 15 April 2002; Marshall, Paul, "The Next Hotbed Of Islamic Radicalism," *Washington Post,* 8 October 2002; Marshall, Paul, "No Fizzle Sharia thrives (and preys) in Nigeria," *National Review Online,* 3 February 2004.

[5] Ottoway, David, "U.S. Eyes Money Trails of Saudi-Backed Charities," *Washington Post,* 19 August 2004.

[6] Final Report of the National Commission on Terrorist Attacks Upon the United States, *The 9/11 Commission Report,* New York: W.W. Norton & Company, p. 372.

[7] www.kingfahdbinabdulaziz.com

[8] Ottoway, David, "U.S. Eyes Money Trails of Saudi-Backed Charities," *Washington Post,* 19 August 2004, final ed., sec. A: A01.

[9] Final Report of the National Commission on Terrorist Attacks Upon the United States, *The 9/11 Commission Report,* W.W. Norton & Company, New York, NY, pp. 216-217.

[10] Schmidt, Susan and Murphy, Caryle, "U.S. Revokes Visa of Cleric at Saudi Embassy," *Washington Post,* 7 December 2003.

[11] Simpson, Glenn, "A Muslim School Used by Military Has Troubling Ties," *Wall Street Journal,* 3 December 2003.

[12] U.S. State Department Bureau of Democracy, Human Rights, and Labor, Saudi Arabia Country Report on Human Rights Practices, February 2004.

[13] "All women in the country were prohibited from driving and were dependent upon males for any transportation." See U.S. State Department Bureau of Democracy, Human Rights, and Labor, Saudi Arabia Country Report on Human Rights Practices, February 2004.

[14] U.S. Commission on International Religious Freedom, *Report on Saudi Arabia*, May 2003.
[15] U.S. State Department Bureau of Democracy, Human Rights, and Labor, *Saudi Arabia Country Report on Human Rights Practices*, February 2004.
[16] Ajami, Fouad, "The Sentry's Solitude," *Foreign Affairs*, November/December 2001, p.2-16; Baer, Robert, *Sleeping With the Devil*, Crown Publishers, New York, NY, 2003.
[17] Schwartz, Stephen, *The Two Faces of Islam*, Doubleday, New York, NY, 2002; Also see Final Report of the National Commission on Terrorist Attacks Upon the United States, *The 9/11 Commission Report*, W.W. Norton & Company, New York.
[18] Al-Jubeir, Adel, Saudi Foreign Policy Advisor, Interview by Tony Snow, *Fox News Sunday*, 18 May 2003.
[19] Also see, for discussion of Saudi innovations in the translation of the Koran, Schwartz, Stephen, "Re-Writing the Koran: A Bigoted Saudi Translation," *The Weekly Standard*, 27 September 2004.
[20] Simon, Mafoot, "A Sufi Muslim Takes on Wahhabism," *Sunday Straits Times*, 12 December 2004.
[21] See Alexiev, Alex, "Growing Wahhabi Influence in the United States," Testimony before of the U.S. Senate Committee on the Judiciary, 26 June 2003.
[22] Marshall, Paul, "War Against the Infidels," *The Weekly Standard*, 26 June 2004.
[23] This study did not attempt to monitor the sermons of radical imams exported by Saudi Arabia. See for example, Stalinksy, Steven, "Kingdom Comes to North America: Top Saudi Cleric to Visit Canada," *National Review Online*, 13 May 2004, www.nationalreview.com/comment/stalinsky200405130846.asp.
[24] Leiken, Robert S., "Bearers of Global Jihad? Immigration and National Security After 9/11," The Nixon Center, 2004.
[25] Final Report of the National Commission on Terrorist Attacks Upon the United States, *The 9/11 Commission Report*, W.W. Norton & Company, New York, pp. 233.
[26] Emerson, Stephen, *American Jihad*, The Free Press, New York, NY, 2002.
[27] Argetsinger, Amy, "Muslim Teen Made Conversion to Fury," *Washington Post*, 2 December 2004, Page A03.
[28] See Gilles Kepel, *The War for the Muslim Minds*, Belknap Press, 2002; and also see Doran, Michael Scott, "The Saudi Paradox," *Foreign Affairs*, January/February 2004 for a discussion on the various ideological tendencies within Wahhabism and how the most radical ideologues came to predominate by allying with the Muslim Brotherhood.
[29] Dankowitz, Aluma, "Saudi Study Offers Critical Analysis of the Kingdom's Religious Curricula," *Middle East Media Research Institute (MEMRI)*, 9 November 2004.
[30] A *Washington Post* article reported that the D.C.-based public relations firm Qorvis Communications was paid $14.6 million by the Saudi Arabian Embassy for one six month period, ending Dec. 31, 2002. Horwitz, Sari and Eggen, Dan, "FBI Searches Saudi Arabia's PR Firm," *Washington Post*, 9 December 2004.
[31] I recently met with a delegation of Saudi religious officials, including Sulaiman Muhammad al-Jarallah, the former director of the Institute of Islamic and Arabic Sciences of Fairfax, Virginia, and a current teacher at the government's Imam Ibn Saud Islamic University in Riyadh who serves on a teacher training commission at the University and on the organizing committee for the National Dialogue. Dr. Jarallah replied to my question about the progress of such reform by stating that Saudi Arabia was a "conservative" society whose textbooks properly reflected religiously conservative values. After I raised specific examples of hate ideology expressed in the Saudi government textbooks, he sought to mitigate it by giving an example of a heavily veiled Saudi woman having difficulty getting a taxi in London. He added that "updating" the textbooks would take "many years" and "evolve slowly." Another Saudi participant, Ibrahim Abdullah Al-Sadan, also teaching at the Ibn Saud University and a former member of the Ministry of Education's Islamic Educational Reform project, said that the criticisms of the curriculum were unwarranted because the examples given at the National Dialogue were taken out of context. The meeting took place on December 14, 2004, at the Washington offices of the US Commission on International Religious Freedom as part of an inter-faith dialogue sponsored through the US Institute for Peace. Also see, *World Net Daily*, "Saudi Sheik: 'Slavery is a Part of Islam'" The independent Saudi Information Agency reported that Sheik Saleh Al-Fawzan who was recently taped justifying the enslavement of infidels in a lecture recorded by the Saudi Information Agency, remains a leading figure in the religious

establishment that oversees this effort
http://www.worldnetdaily.com/news/article.asp?ARTICLE_ID=35518, 10 November 2003.

[32] See e.g., Cohen, Ariel, "Putting the Kingdom on Notice," *Washington Times*, 11 November 2003.

[33] Schmidt, Susan, "Spreading Saudi Fundamentalism in U.S.," *Washington Post,* 2 October 2003. Page A01; Also see Watanabe, Teresa, "U.S., Muslims Divided Over Saudi Aid," *Los Angeles Times*, 1 December 2002, "One of the nation's most prominent Islamic Organizations (CAIR) has accepted a $500,000 donation from a Saudi prince, sparking debate among American Muslims over whether foreign contributors are compromising their independence and the integrity of their organizations."

[34] Ledeen, Michael, *War Against the Terror Masters*, St. Martin's Press, New York, NY, 2002.

[35] Barrett, Paul, "Captive Audience: How a Chaplain Spread Extremism to an Inmate Flock," *Wall Street Journal*, 5 February 2003, Section A, Page 1; Simpson, Glen, "FBI Reviews Muslims' Military Role," *Wall Street Journal*, 15 October 2003; Also see, O'Beirne, Kate, "The Chaplain Problem: What gives with imams (and others) in the military?" *National Review*, 27 October 2003.

[36] Simpson, Glenn, "Diplomatic Visas of Saudis Revoked for Preaching Wahhabi Doctrine at Virginia School," *Wall Street Journal*, 30 January 2004.

[37] Ottaway, David B., "U.S. Eyes Money Trails of Saudi Backed Charities," *Washington Post*, 9 August 2004; Simpson, Glenn, "Saudi Shutter Massive Charity Linked With Terror," *Wall Street Journal*, 3 June 2004; Also see Du'ran, Khalid and Devon, "Saudi Relief Hypocrisy," *National Review Online*, 13 May 2003, www.nationalreview.com.

[38] Stalinksy, Steven, "The Islamic Affairs Department of the Saudi Embassy in Washington, D.C.," *Middle East Media Research Institute (MEMRI)*, No. 23, 26 November 2003.

[39] Benard, Cheryl, *Civil Democratic Islam*, RAND National Security Research Division, 2003.

[40] "International Religious Freedom Report for 2004," U.S. Department of State, 2004.

[41] See Schwartz, Stephen, "Re-Writing the Koran; A Bigoted Saudi Translation," *The Weekly Standard*, 27 September 2004; also see MEMRI, Dispatch No. 830, "Saudi Journalist and Childhood Friend of Osama bin Laden Criticizes Muslims for Misreading Koranic Verses to Justify Hatred of Christians and Jews," 17 December 2004.

[42] See Schwartz, Stephen, "Re-Writing the Koran; A Bigoted Saudi Translation," *The Weekly Standard*, 27 September 2004; also see MEMRI, Dispatch No. 830, "Saudi Journalist and Childhood Friend of Osama bin Laden Criticizes Muslims for Misreading Koranic Verses to Justify Hatred of Christians and Jews," 17 December 2004.

[43] Alyami, Ali, "Human Rights in Saudi Arabia," Testimony before the Congressional Human Rights Caucus, 4 June 2002. Also see: Center for Democracy and Human Rights http://www.cdhr.info/

[44] This practice of denouncing as "infidels" moderate or non-Wahhabi Muslims and calling for retribution against them is sometimes called the doctrine of *"takfir,"* literally excommunication. See *The 9/11 Commission Report; Also see* Kepel, Gilles, *The War for the Muslim Minds,* Harvard University Press, 2002; and "Ultra-Radical Muslims Draw Scrutiny," Associated Press, Brian Murphy, 20 November 2004.

[45] See *Cradle of Islam: The Hijaz and the Quest for an Arabian Identity*, Mai Yamani, I.B. Tauris Publishers, London, 2004.

[46] Muhammad, Ma'ashu. "The Jews in the Modern Era." Know Your Enemy Section, The Muslim Soldier, *Middle East Media Research Institute (MEMRI)*, 20 August 2004.

[47] The un-Islamic nature of democracy as understood and practiced in the West is emphasized in more than one piece of writing. From Jordan comes an Islamist analysis of democracy very much in line with the Wahhabi views surveyed so far. Copies of this tract were gathered on December 15, 2003, from the Al-Farouq Mosque in Houston, Texas: "Democracy is an evil system and we have been ordered to reject evil," write the authors in *Al-Asala* magazine, an Islamist publication. The main reason given for this is democracy's insistence on governing the people by the people themselves since the people are the source of all power. To these Islamists this is a flagrant violation of Islamic laws and beliefs: "Either belief in Allah, in his laws, and in governing through them, or belief in evil and governing through it—and everything that disagrees with Allah's laws is evil" [Document No. 30]. Pluralism comes in for severe criticism. It is of two types, the authors inform us: ideological and political pluralism. The first means that people living under the democratic system have the freedom to believe in whatever they like. "They can leave Islam for any other religion or sect even if that belief system is Judaism, Christianity, communism, socialism, or secularism, and this is the very embodiment of unbelief." Political pluralism, on the other hand, entails allowing all political parties without regard to their ideas or beliefs "to rule the Muslims through elections,

which makes the Muslims and the non-Muslims equal, and this goes against the sacred injunctions that categorically forbid non-Muslims to govern Muslims." Elections done the democratic way are *haram* (forbidden) because they do not require the candidate or the voter to display the necessary Islamic credentials needed in order to become a public figure or a voting citizen. Thus democracy brings to power rulers who from an Islamic perspective are not permitted to govern over Muslims. The purpose of elections is for the candidate to become a member of a chamber of representatives, "an evil institution" that rules by majority decisions, "not by Allah's Book." [Document No. 30]

[48] Ottoway, David, "U.S. Eyes Money Trails of Saudi-Backed Charities," *Washington Post*, 19 August 2004, final ed., sec. A: A01.

[49] Muhammad, Ma'ashu, "The Jews in the Modern Era." Know Your Enemy Section. *The Muslim Soldier*, [Translated 20 August 2004 by The Middle East Media Research Institute].

[50] Ye'or, Bat, *The Decline of Eastern Christianity Under Islam: From Jihad to Dhimmitude,* London: Associated University Presses, 1996.

[51] Final Report on the National Commission on Terrorist Attacks Upon the Unites States, *The 9/11 Commission Report*, New York: W.W. Norton & Company, p. 362.

[52] For a discussion of the right of women to choose to wear the veil or not see Nafisi, Azar, *Reading Lolita in Tehran,* Random House, March 2003.

[53] "Author of Saudi Curriculums Advocates Slavery ("Slavery is a part of Islam," prominent scholar says)," in Saudi Information Agency, 7 November 2003. http://www.freerepublic.com/focus/f-news/1018026/posts

Bibliography

1. Alnahawi, Adnan Ali Reda. *Consultation, not Democracy*. Riyadh: Alnahawi Printing House, 1992. Collected from Masjid Abu Bakr, San Diego, CA, 12/10/03.

2. *Verdict Regarding Celebrating the Year 2000 and the Call for the Unity of Religions*. Riyadh: Permanent Committee for Scientific Research and the Issuing of *Fatwas*, 2000. Collected from Masjid Abu Bakr, San Diego, CA, 12/10/03.

3. Algazali, Zainab. *Muslim Family Pages in America.* Plainfield, IN: Muslim Arab Youth Association, 1990. Collected from Masjid Abu Bakr, San Diego, CA, 12/10/03.

4. Algamidy, Dr. Ahmad bin Saad Hamdan. *Islamic Unity, Its Bases, and the Means to Achieve It.* Fairfax, Virginia: Institute of Islamic and Arabic Sciences in America,1990. Collected from Masjid Abu Bakr, San Diego, CA, 12/10/03. Available from King Fahd Mosque, Culver City, CA, 12/04/04

5. Omar, Muhammad Ahayd. *Censorship in the Muslim World.* Riyadh: Book World House, 1992. Collected from King Fahd Mosque, Culver City, CA, 12/04/03.

6. Zagrout, Dr. Muhammad. *Intellectual and Historical Vision to Protect the Two Holy Mosques from Enemy Movements*. Riyadh: Ascension Printing House, 1992. Collected from King Fahd Mosque, Culver City, CA, 12/04/03.

7. Alalwani, Taha Jabir. *Manners of Disagreement in Islam.* Riyadh: International House for Islamic Books, 1995. Collected from King Fahd Mosque, Culver City, CA, 12/04/03.

8. Alarwa, Dr. Muhammad. *The Koran and Modern Civilization*. Riyadh: Institute of Islamic and Arabic Sciences in America, 1991. Collected from King Fahd Mosque, Culver City, CA, 12/04/03.

9. Oudi, Abd Alqadir. *Islam Between the Ignorance of its Children and the Impotence of its Scholars.* Riyadh: Aladab Library Riyadh, 1966. Collected from various mosques 12/03.

10. Sultan, Jamal. *An Invasion from Within*. Riyadh: Institute of Islamic and Arabic Sciences in America, 1991. Collected from various mosques, 12/03.

11. Alsawi, Dr. Salah. *The Application of Islamic Jurisprudence and Claims of Opponents*. Fairfax, Virginia: Institute of Islamic and Arabic Sciences in America, 1992. Collected from MCC (Muslim Community Center), Chicago, IL, 12/11/03.

12. Alrahili, Abdullah bin Daif. *An Invitation to Methodological Thinking*. Fairfax, Virginia: Institute of Islamic and Arabic Sciences in America, 1992. Collected from MCC (Muslim Community Center), Chicago, IL, 12/11/03.

13. Alsaleem, Dr. Adil bin Muhammad. *Al Bayan Magazine*. London: Islamic Assembly, 1999. Collected from MCC (Muslim Community Center), Chicago, IL, 12/11/03.

14. Johnson, Steve A. (a.k.a. Faruq Abdullah). *Da' wah to Americans: Theory and Practice*. Plainfield, Indiana: Islamic Society of North America, 1984. *(Published in English)* Collected from Daru-Al-Islah, Teaneck, NJ, 12/13/03.

15. Yousef, Dr. Ahmad. *The Judaization of the Holy Land: United States Policy Towards Jerusalem*. Annandale, Virginia: United Association for Studies and Research, 1998. *(Published in English)* Collected from Daru-Al-Islah, Teaneck NJ, 12/13/03.

16. Maududi, Abul Ala. *Ji'had in Islam*. Damascus: Holy Koran Publishing House, 1977. *(Published in English)* Collected from Daru-Al-Islah, Teaneck NJ, 12/13/03.

17. Saalakhan, Mauri. *September 11th. The Truth – Will it Ever be Known?* Silver Spring, MD: The Peace and Justice Foundation, 2002. *(Published in English)* Collected from Richardson Mosque, Dallas, TX, 12/07/03.

18. Aluqail, Dr. Sulaiman bin Abd Alrahman. *Patriotism and its Requirements In Light of Islamic Teachings*. Riyadh: Press Ministry, 1993. Collected from Richardson Mosque, Dallas, TX, 12/07/03.

19. *Proceeding of the First Annual Symposium of the Institute of Islamic and Arabic Sciences in America*. Fairfax, Virginia: Institute of Islamic and Arabic Sciences in America Research Center, 1993. *(Published in English)* Collected from Richardson Mosque, Dallas, TX, 12/07/03.

20. Bin Baz, Sheik Abdul Aziz. *Critique of Arab Nationalism In Light Of Islam and Reality*. Riyadh: The General Presidency for Managing Research and Religious Edicts, 1991. Collected from Richardson Mosque, Dallas, TX, 12/07/03.

21. Khalil, Dr. Imad Aldeen and Dr. Abd Alhaleem Owais. *Writings at the Gate of the Fifteenth Century*. Riyadh: House of Science. Collected from Dar Al-Hijra, Falls Church, VA, 12/13/03.

22. Baltaji, Dr. Muhammad. *Contradiction, Materialistic Schools in Relation to the Lordship Case*. Jedda: Management of Religious Affair, Religious Awareness Charter, 1986. Collected from Dar Al-Hijra, Falls Church, VA, 12/13/03.

23. Bin Baz, Sheik Abd Alaziz. *Edict Related to Women*. Riyadh: Institute of Islamic and Arabic Sciences in America, 1991. Collected from Dar Al-Hijra, Falls Church, VA, 12/13/03.

24. Al Sheik, Muhammad bin Ibrahim, editor. *Islamic Research Magazine*. Riyadh: The Presidency of Scientific Research and Rulings, 1999. Collected from Islamic Society of Greater Houston North Zone, Houston, TX, 12/06/03.

25. Zainu, Muhammad Jamil. *Islamic Guidelines to Reform the Individual and the Society*. Riyadh: Jumaa Electronic Printing House, 1995. Collected from Islamic Society of Greater Houston North Zone, Houston, TX, 12/06/03.

26. Alkurd, Dr. Abbas and Radi Abd Alhadi. *The History of the Arabs and the Muslims.* Amman, Jordan: Ministry of Education, 1978. Collected from Islamic Center of Oakland, Oakland, CA, 12/18/03.

27. Aljarrah, Ibrahim Saleem, Ahmad Alsaeed and Muhammad Ibrahim. *Arabic Language*. Amman, Jordan: Ministry of Education, 1988. Collected from Islamic Center of Oakland, Oakland, CA, 12/18/03.

28. *Reading*. Riyadh: Ministry of Education, 1995. Collected from Islamic Center of Oakland CA, 12/18/03.

29. *Knowledge of Tawheed (Unity).* Riyadh: Ministry of Education, 1987. Collected from Masjid Al-Farouq, Houston TX, 12/15/03

30. Nasr, Muhammad, Saleem Alhilaly, Mashoor Salman and Ali Hasan. *Alasala* (Issue 2). Amman, Jordan: Alasala, 1992. Collected from Masjid Al-Farouq, Houston TX, 12/15/03

31. Yakun, Fathi. *To Be a Muslim.* Riyadh, Saudi Arabia: International Islamic Publishing House, 1996. Published in English. Collected from Masjid Al-Farouq, Houston TX, 12/15/03.

32. *Science of Tawheed (Unity).* Riyadh: The General Presidency for Teaching Girls 1991. Collected from Masjid Al-Farouq, Houston TX, 12/15/03.

33. Alfawzan, Salih bin Fawzan. *Warning Regarding Rulings Related to the Believing Woman*. Riyadh: Haramain Nonprofit Organization, 1996. Collected from Islamic Center of America, East Orange NJ, 12/14/03.

34. *Reading and Memorization.* Riyadh: The General Presidency for Teaching Girls, 1989. Collected from Islamic Center of America, East Orange NJ, 12/14/03.

35. Bin Baz, Sheik Abdul Aziz bin Abdullah. *A Rejoinder to Those Who Seek Help in Other than God or Those Who Believe in Soothsayers and Fortune_Tellers.* (sic) Translated by Dr. Syed Muhammad Munawwar Nainar. Riyadh: Presidency of Islamic Research, Ifta and Propagation, 1988. Published in English Collected from Islamic Center of America, East Orange, NJ, 12/14/03.

36. Bin Baz, Sheik Abdul Alaziz. *Religious Edicts.* Riyadh: The Institution of Islamic Affairs at the Saudi Embassy in Washington, D.C., 1989. Collected from Islamic Center of America, East Orange, NJ, 12/14/03. Available from King Fahd Mosque, Culver City, CA, 12/04/04.

37. Alkarashi, Sulaiman bin Salih. *Women's Liberation Movement.* Riyadh: Daru Alkasim, no date. Collected from Al-Farouq Masjid, Brooklyn, NY, 12/14/03.

38. Al-Kahtani Abdullah H. *The Truth about the Original Sin.* Riyadh: King Fahd National Library, 1994._*(Published in English)* Collected from Al-Farouq Masjid, Brooklyn, NY, 12/14/03.

39. Bin Humaid, Abdullah bin Muhammad. *Jihad in the Koran and Sunna.* Riyadh: Maktaba Dar-us-Salam, 1995. *(Published in English)* Collected from Al-Farouq Masjid, Brooklyn, NY, 12/14/03.

40. Bin Baz, Sheik Abdul Aziz. *Reality of Monotheism and Polytheism.* Riyadh: The Ministry of Islamic Affairs, 2002. Collected from Al-Farouq Masjid, Brooklyn, NY, 12/14/03.

41. *Geography.* Riyadh: The General Presidency for Teaching Girls, 1991. Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

42. *Government Edition: Interpretation of the Koran.* Riyadh: General Presidency for Teaching Girls, 1995._Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

43. Kutub, Muhammad. *Government Edition: Knowledge of Tawheed (Unity).* Riyadh: Ministry of Education, 1987. Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

44. Bin Baz, Sheik Abdul Aziz. *Religious Edicts for the Immigrant Muslim.* Riyadh, Saudi Arabia: Cultural Attaché in Washington, no date. Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

45. *Loyalty and Dissociation in Islam.* Riyadh: Ibn Taymiya Library, no date. Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

46. Al-Oda, Salman bin Fahd. *Who Has the Right to Make Judgment.* Riyadh: Institute of Islamic and Arabic Sciences in America, 1992. Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

47. Al-Aql, Dr. Nasir. *Whoever Imitates a People, He is from Them.* Riyadh: Institute of Islamic and Arabic Sciences in America, 1991. Collected from Masjid Al-Islam, Washington, D.C., 12/10/03.

48. Alsawi, Dr. Salah. *Ruling though Jurisprudence and the Opposition Claim.* Riyadh: Institute of Islamic and Arabic Sciences in America, 1992. Collected from Masjid Al-Islam, Washington, D.C., 12/10/03.

49. Al-Uthman, Ahmad. *Strictly for Travelers.* Riyadh: Institute of Islamic and Arabic Sciences in America, 1989. Collected from Masjid Al-Islam, Washington, D.C., 12/10/03.

50. *The Foundations of the American Society in Light of Islam.* Muslim Arab Youth Association, no date. Collected from Masjid Al-Islam, Washington, D.C., 12/10/03.

51. *The American Campaign To Destroy Islam.* Hizbu-Tahreer, 1996. Collected from Masjid Al-Islam, Washington, D.C., 12/10/03.

52. *Rulings for Travelers and Emigrants*, authored by Sheik Bin Baz and Sheik Mohammad al-Salih Ibn al-Athimein and printed by the Saudi Arabian Airforce publishing house for distribution in the United States by the Cultural Department of the Saudi Arabian Embassy in Washington, D.C. Collected from the Herndon Mosque, Herndon, VA, 11/16/03.

53. *Literature and Composition, (Text for) Girls: Twelfth Grade.* Riyadh: The General Presidency for Teaching Girls, 2000. Collected from Dar Al-Hijra Islamic Center, Falls Church, VA, 12/01/04.

54. Ibn Taymiya, Shikul Islam. No translator listed. *The Right Way: A Summarised (sic) Translation.* Riyadh: Darussalam, 1996. (Published in English) Collected from MCC (Muslims Community Center), Chicago, IL, 10/25/04.

55. bin Uthaimin, Sheik. *The Belief of Ahl Assuna wal Jammaat (The People of the Way and Community of the Prophet).* Riyadh: The Ministry of Islamic Religious Affairs, 1995. (Published in Urdu) Collected from King Fahd Mosque, Culver City, CA, 12/04/04.

56. bin Baz, Abdul Aziz. *The Position of the Jews Regarding Islam and the Benefit of Jihad in Allah's Way.* Jeddah, Saudi Arabia: Saudi Publishing House, 1972. Collected from Islamic Center of Washington, D.C., Washington, D.C. 11/04/04.

57. *Literary Articles: (Text for) Seventh Grade.* Riyadh: Ministry of Education, 1988. Collected from the Islamic Center of Orange County, Garden Grove, CA, 12/03/04.

List of Sources

1. Islamic Center of America
   215 North Oraton Parkway
   East Orange, NJ 07017
   School name: Madrasatu Ahlis Sunnah
   previously known as The Islamic Day School

2. Daru-Al-Islah
   320 Fabry Terrace
   Teaneck, NJ 07666

3. Al-Farouq Masjid
   552-4 Atlantic Avenue
   Brooklyn, NY 11217

4. The Islamic Center (of Washington, D.C.)
   2551 Massachusetts NW
   Washington, D.C. 20008

5. Masjid Al-Islam
   5021 A Street SE
   Washington, D.C. 20019

6. Dar Al-Hijra Islamic Center
   3159 Row Street
   Falls Church, VA 22044

7. All Dulles Area Muslim Society, Adams Center (Herndon Mosque)
   500 Grove Street, P.O. Box 1085
   Herndon, VA 22070

8. MCC (Muslim Community Center)
   4380 N. Elston Avenue
   Chicago, IL 60641

9. Richardson Mosque (Dallas)
   840 Abrams Road
   Richardson, TX. 75081

10. Islamic Society of Greater Houston, ISGH – North Zone
    11815 Adel Road
    Houston, TX 77067

11. Masjid Al-Farouq
    1207 Conrad Sauer Drive
    Houston, TX 77043

12. King Fahd Mosque (Los Angeles)
    10980 Washington Boulevard
    Culver City, CA 90232

13. Masjid Abu Bakr (aka Islamic Center of San Diego)
    7050 Eckstrom Avenue
    San Diego, CA 92111

14. Islamic Society of Orange County
    9752 W 13th Street
    Garden Grove, CA 92844

15. Islamic Center of Oakland (Oakland Islamic Center)
    515 31st Street
    Oakland, CA 94609

Appendices*

Document No. 2
Verdict Regarding Celebrating the Year 2000 and the Call for the of Unity Religions. Riyadh: Permanent Committee for Scientific Research and the Issuing of Fatwas, 2000. Collected from Masjid Abu Bakr, San Diego, CA, 12/10/03.

Document No. 32
Science of Tawheed (Unity). Riyadh: The General Presidency for Teaching Girls 1991. Collected from Masjid Al-Farouq, Houston TX, 12/15/03.

Document No. 36
Bin Baz, Sheik Abdul Alaziz. *Religious Edicts*. Riyadh: The Institution of Islamic Affairs at the Saudi Embassy in Washington, D.C., 1989. Collected from Islamic Center of America, East Orange, NJ, 12/14/03. Available from King Fahd Mosque, Culver City, CA, 12/04/04.

Document No. 44
Religious Edicts for the Immigrant Muslim. Riyadh, Saudi Arabia: Cultural Attaché in Washington, no date. Collected from Islamic Center of Washington, D.C., Washington, D.C., 12/12/03.

* Copies of all of the Arabic documents cited in this report and their translations are kept on file at Freedom House.

Verdict Regarding Celebrating the Year 2000 and the Call for the Unity of Religions

Book (2):
Permanent Committee for
Scientific Research and the
Issuing of Fatwas
Kingdom of Saudi Arabia
Collected on 12/10/03
Masjid Abu Bakr
San Diego, CA

Verdict Regarding Celebrating the Year 2000

Page 2:

Question: The questioner said: (We see these days through the media coverage of the preparation for the occasion of the coming of the year 2000 and the beginning of the third millennium. The unbelievers (Jews, Christians and others) are delighted with that, and give lots of importance for this occasion. Honorable Shaykh, the question is: some who claim to be Muslims started giving importance to this occasion, considering it a happy one. They started holding their marriages on that day, or taking advantage of it for a business purpose by advertising for it in their stores and companies, which is bad for the Muslim. What is the religious verdict regarding the glorification of this occasion and celebrating it, congratulating on it either by word or card etc.? ... May Allah reward you on behalf of the Muslims the best reward) ....

Page 3, 4:
After the Council studied this matter and this is our answer:

The best grant from Allah to his servants is Islam and guidance to the straight path. ... Allah calls this path, the path of those he gave to them of his goodness, not the path of those who strayed from it like the Jews, Christians and others who are unbelieving polytheists. We say that the one looking at the world today, if he was of the people of insight in Allah's religion, he will see how truth and falsehood became ambiguous for a lot of people; he will see the efforts of the enemies of Islam trying to cover its truth, put off its light, pushing the Muslims away from it, and severing their connection with it. Using every possible means .... This Council, which is hearing and seeing the great preparation, and the great importance given to this occasion by the Jews and the Christians, feels that it must advice and show all the Muslims the reality of this occasion, and the religious verdict in it ....

Page 5, 6, 7, 8:
We say:

1. The Jews and the Christians have high hopes about the new millennium, predicting its event, pains, wishes, and certain about its manifestation because of their studies and research into it, as they claim. They also hang some of their beliefs on this occasion, claiming that it was mentioned in their altered books .... A Muslim should not look at this occasion, nor should he accept it.
2. This occasion, and others like it, must carry with it making truth and falsehood ambiguous, calling to disbelief, misguidance, pornography, atheism and the appearance of that which is legally false like: The unification of all religions, making Islam equal to other false religions and sects, seeking blessing through the cross, showing the rituals of the Jews and the Christians and similar things of actions and sayings which include: either that the Jewish and Christian laws, which were changed and altered are leading to Allah, or to like something of what is in them which does not agree with Islam, or other than that which is disbelief in Allah and his Prophet and Islam.
3. The overflow of evidence from the book, the *sunna* (prophetic traditions) and the correct trails, against imitating the unbelievers in anything that belongs to them, like their holidays and celebrations ...
4. The holidays of disbelievers are forbidden for other consideration:
    - Imitating them in some of their holidays would require pleasing their hearts and expanding their chests in whatever falsehood their on.
    - Imitating them in things that are outward would require imitating them in things that are inward like false beliefs ...
    - The greatest corruption is that imitating them in things that are outward will bring some love and closeness inwardly, and loving them and supporting them is against faith ....
5. Considering what we said, it is impermissible for a Muslim ... to celebrate holidays which has no roots in Islam, like this claimed millennium.
6. It is impermissible for a Muslim to help the unbelievers in any way during their holidays, like promoting their holidays and advertising it ... through the media, or erecting clocks ... or printing cards, or school books, or to hold sales, or to give away prizes or to play sports ....
7. It is impermissible for a Muslim to consider this holiday a happy occasion or blessed times for which you close your business, you get married, you start a business or you begin a project ....
8. It is impermissible for a Muslim to congratulate the unbelievers in their holidays because its means you are pleased with that which they believe and makes them happy.

Page 10:
Verdict Regarding the Unity of Religions

The Fixed Council for Scientific Research and Religious Edicts looked at the questions that were presented to it, and at that which is spread through the media in terms of opinion and articles regarding the call to (the Unity of Religions) the religion of Islam, the religion of the Jews and the religion of the Christians, and what branches from this call like building a mosque, a church and a synagogue all on one property, in colleges, airports and public squares, or to print one book containing the Koran and the Bible, and other things that come with this call.

Page 10:
After reflection and study the Council's decision is:

First, in Islam the basic beliefs which are necessary to know, and on which there is consensus, are that on the face of the earth there is no other religion of truth besides Islam, that it is the seal of religions and that it makes obsolete other religions and laws that preceded it. The only remaining religion on the face of the earth in which people can still truly worship Allah is Islam.

Page 11:

Third, we must believe that the Torah and Bible were rendered obsolete through the Gracious Koran, and that they were changed or altered. ... Therefore what is true in these books is rendered obsolete by the Koran, and the rest is changed and altered.

Page 12, 13:

Fifth, it is basic Islam to belief that everyone who does not embrace Islam is an unbeliever and must be called an unbeliever, and that they are enemies to Allah, his Prophet and the believers .... That is why the one who does not call the Jews and the Christian unbelievers is himself an unbeliever.

Seventh, the effects of this sinful call is that it erases the differences between Islam and disbelief, between truth and falsehood, good and bad, and it breaks the wall of resentment between the Muslims and the unbelievers, so that there is no more loyalty and enmity, no more jihad and fighting to raise Allah's word on earth ....

Eighth, the call to the Unity of Religion, if it comes from a Muslim, it means that he has forsake his religion of Islam because it is on collision course with the basics of belief, accepting disbelief in Allah.

Page 14:

Ninth, based on what we presented:

1. It is impermissible for a Muslim believing in Allah as his Lord, in Islam as his religion, and Muhammad (pbuh) as his Prophet, to call to such a sinful idea, to encourage and promote it among Muslims, to answer this call, and to participate in its conferences and meetings.

2. It is impermissible for a Muslim to print the Torah and Bible separately (at all), what then if he prints them with the Koran! Whoever does that, or calls to that, he is in dire misguidance.
3. It is impermissible for a Muslim to answer the call of a building (mosque, church and synagogue) in one place because it means acceptance of a religion in which Allah is worshiped other than Islam.

Science of Tawheed (Unity)
(Text for Tenth Grade Girls)

Book (32):
The General Presidency
For Teaching Girls
Riyadh, Saudi Arabia
Collected on 12/15/03
Masjid Al-Farouq
Houston, TX

Page 118:

As for sharing with them their celebrations, and sorrows; congratulating them in that which is legally permissible, or to comfort them in their tragedy:

... As for congratulating an unbeliever, during his religious rituals of unbelief, it is forbidden by consensus. For example: to congratulate them on their holidays, or when they are fasting by saying, *"have a blessed holiday,"* or *"congratulations on your holiday,"* and other methods ... anyone who does such things may become an unbeliever, or at least a major sinner. It is the same as congratulating someone for prostrating to the cross, which is a greater transgression for Allah than to congratulate someone for drinking wine, killing someone, fornicating .... Many who have no regard for their religion fall into this problem without realizing how ugly their deeds are. (See note.)

Page 121:

Preferring to work for unbelievers and to reside among them than to work and reside in the land of Islam:

For a Muslim, to be employed in the service of an unbeliever is something forbidden. The reason is because it gives authority to control and demean the believer to the unbeliever.

Residing among the unbelievers continuously is also forbidden because it is dangerous for the belief of the Muslim. That is why Allah made it obligatory to emigrate from the land of disbelief to the land of Islam. It also threatened those who, without having a legal excuse, do not emigrate. The *Koran* also forbade the Muslim to travel to the land of disbelief except with a legal excuse, and the ability to practice his religion freely. When his business in that land is done, he must go back to the land of Islam.

As for a Muslim, working for an unbeliever in something other than his (personal) service, like sewing clothes, building a wall, and similar honorable work, it is permissible because it is not demeaning ....

As for the one who prefers to work for unbelievers and to reside amongst them, rather than to work and reside amongst the Muslims? If he does that because he thinks it is permissible to be under their control and he is pleased with the way they are, then there is no doubt that he is no longer a Muslim. On the other hand, if he does that only because of greed, or because of the good life he can attain in that country, while hating their religion, and maintaining his belief, it is still forbidden, and we fear that he will end up liking their religion.

Page 122, 123:

Legal ruling regarding, imitating the unbelievers:

Imitating the unbelievers in their special characteristics and habits is forbidden. It warrants severe punishment because it shows intimacy with them. The Prophet (pbuh) said: *"whoever imitates a people, he is from them."* The penalty regarding its impermissibility varies according to the amount of corruption it causes and the results it elicits.

Types of imitation:

Regarding their special characteristics, there are three types of imitations: (1) disbelief, or on the way to disbelief, (2) lewdness, (3) disobedience:

1. Imitating them in their false religion: as in building on top of the graves, and worshiping created thing as if there were gods other than Allah, by worshipping their graves, obeying them in what they deem lawful or unlawful, and in their decrees, which Allah did not bring forth, is disbelief in Allah, or is the means to disbelief in Him.
2. Imitating them in what they innovated in their religion: like their false holidays, the celebration of birthdays, designating certain days of the week for activities in some jobs, and glorifying national days, this is forbidden and lewd.
3. Imitating them in their bad habits and bad manners, and in their physical appearance: like when they shave their beards, and other things .... or in their fashion: like walking, eating, drinking and talking .... This is a big subject, and it is forbidden, and falls under the saying of the Prophet (pbuh), *"whoever imitates a people, he is from them,"* because imitating them in appearance points to liking them on the inside.

Book (36):
Saudi Arabian Embassy,
Washington, D.C.
Shaykh Abdul-Aziz Bin Baz
Collected on 12/14/03
Islamic Center of America
East Orange, NJ
Available from King Fahd Mosque,
Culver City, CA, 12/04/04

Treatment of Servants

Page 199, 200:
Question: In my house, we have a non-Muslim servant. Is it permissible for the woman in my household to interact with her (sit together, sleep together, or eat together)?

Answer: It is not blame worthy to do so. The women in your household do not have to stay away from her, but they should not treat her as they would treat a Muslim woman. They have to hate her for Allah's sake, since Allah said:
"You had a good example in Abraham, and those who were with him; they told their people we are innocent of you and that which you worship, that is other than Allah. We reject you and between us there could only be enmity and hate until you believe in Allah alone."

Shaykh Bin Baz continues: If this servant does not accept Islam, she should be sent back to her country. You cannot allow Christians, Jews and Polytheists to stay in the Arabian Peninsula, regardless of whether they are women or men. This is so because Prophet Muhammad (pbuh) told us to drive them out of this Peninsula, and the Muslims have no need for them. Their presence among the Muslims is dangerous because they can corrupt their Islamic beliefs and their moral character.

Shaykh Bin Baz continues: It is the duty of every Muslim not to employ any non-Muslim. In order to follow our Prophet, Muslims should only employ other Muslims. Bringing non-Muslims here and interacting with them can cause a lot of damage to the beliefs and moral character of Muslim men and woman. I ask Allah to grant success to the Muslims, not to be in need for these people, and to be safe from their evil, he is giving and generous.

Religious Edicts
For the Immigrant Muslim

Book (44):
Cultural Attaché in Washington
Riyadh, Saudi Arabia
Shaykh Abd Alaziz bin Baz
Collected on 12/12/03
Islamic Center of Washington DC
Washington, DC

Page 5:
Question: Is it permissible for a Muslim to become naturalized as an American Citizen, specifically, if he is a refugee with no country.
Answer: It is forbidden for a Muslim to become a citizen of a country governed by infidels because this is a means of acquiescing to their infidelity and accepting all their erroneous ways. It is forbidden, to even reside amongst them, since Allah said: *"those whom the angels find at the time of their death to be of the ones who have wronged themselves; they will ask them, what happened to you? They said, we were taken to be weak in the land; the Angels replied, was not Allah's land vast enough for you to immigrate,"* or the Prophet's saying: *"I'm innocent of any Muslim who lives among the polytheists,"* besides other examples from the holy traditions. There is consensus amongst the Muslims regarding this question which makes it obligatory for every Muslim who lives in the land of polytheism, to immigrate back to the land of Islam, if he can. However, those who are learned and knowledgeable in religion may remain among the infidels to preach Islam to them and call them to it...

Page 8:
Question: Is it permissible to transfer zakat from America to Muslim countries?
Answer: Transfer of zakat from country to country is allowed when legitimate [Editor's note: 'legitimate,' meaning legal according to sharia law] interest necessitates this such as when those to whom it is transferred are in greater need or in legitimate jihad.

Page 10:
Question: Is it permissible to deposit money in their banks?
Answer: It is not permissible for any Muslim to deposit his wealth (money and similar things) in usurious banks, except if there is a necessity to do so. An example is when he is unable to find any other place to protect his money; at that time, it is not blameworthy. If he was paid interest on what he deposited, without asking for it or due to a precondition, he can take it and spend it in good causes. This way, he can protect his money, and save himself from transgressing against Allah's command (eating from interest money and helping its users) ....

Question: Is it permissible to work for companies dealing in usury?
Answer: It is not permissible to work for companies that deal in usury, or for usurious banks, because it means that you will be helping aggression and sin, and Allah said: *"help each other in goodness and piety and not in sin and aggression."*

Page 13:
Question: Is it forbidden to be first in greeting an unbeliever, even if he has a prestigious position, like a university professor?
Answer: It is forbidden for a Muslim to be first in greeting an unbeliever, even if he had prestigious position. This is due to the many established holy traditions, in this matter, like his [Prophet Muhammad] saying (pbuh): *"Do not be first, in greeting the Jews and the Christians."*

Question: Is it permissible to attend their holiday celebrations?
Answer: No, you can not attend, nor can you congratulate them. Because it means that you are trying to be close with them by showing them that you are pleased with them and with their rituals. You would also be helping them in their sin and aggression, and Allah forbade that being close with them by saying: *"you cannot find a people, who believe in Allah, and the last day; showing love and affection, towards those who are enemies to Allah and his prophet; even if, they were their fathers, brothers or tribes. Those believers are the ones, whom Allah wrote faith in their hearts, and whom He supported with a spirit from Him."* On the contrary, we must hate them, and be innocent of them. ...

Page 14:
Question: There is a tradition in the American universities that on the day of graduation the students have to wear a graduation robe. This robe looks like an Arabic long dress, along with a head cover, which has a distinct shape. It is said, that this robe used to be the dress of their monks. Is it permissible to wear this robe when the Muslim students graduate?
Answer: No, it is not permissible to wear this robe, if it is their special dress. The Prophet said: *"Who imitates a people, he is from them."* And its impermissibility is confirmed, especially, if it is the dress of their monks.

Pages 14-15:
Question: Is coeducation permissible?
Answer: Mixing male students and female students, and male teachers and female teachers, at places of education is forbidden since it leads to discord [i.e. *fitna*], arousing physical desire, occurrence of abomination; and it multiplies sin and it increases wrong-doing when female teachers or female pupils expose some area of their private parts [*auwra*], or they wear sheer clothing which exposes what is underneath it, or they wear tight clothing which outlines their limbs, or when they flirt with the male students or male teachers and play around with them, or some other thing which leads to defiling their sanctity and disrupting their honor.

26FEB2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439
Tel: (810) 694-6628

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a second filing, pursuant to Rule 14a-8(j), to counter the filing by Anne T. Larin, General Motors Legal Staff (Exhibit A), requesting the omission of the revised proposal received on 12DEC2006 from Fredrick P. Wilson (included in Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA."

In my original submission that far exceeded the 500 words allowable and that was footnoted, I urged everyone to review certain Suras in the Holy Qur'an, Islam's revealed text. In this filing are some items concerning the teachings of Islam that are used by the Radicals, plus a brief history of Saudi Arabia, Wahhabism, Hamas, the Mufti of Jerusalem, and a view of the future, In addition, Australia has just recently reported that it also may be an Islamic state before the end of the century, per the attached article.

In my research after 9/11, the third book I purchased was a translation of the Holy Quran, so that I could verify the quotes that I was reading in the second book I bought. The fifth book that I bought was a different translation of the Holy Qur'an to verify what I was verifying in the first Holy Qur'an I bought. I now own seven different translations. They all say about the same thing for the verses that I have cross-referenced in all of them.

Please keep a very open mind when reading the attachments. Please do read them. If you doubt what is there, please do not deride me before you do some research and verify that what is there is accurate or not for yourself. Then, if you can factually, documentarily, logically, and verifiably refute what is stated herein or in the attachments, then please do so.

Included in the attachments are quotations from the Holy Qur'an, Islam's Revealed Text. This is the primary and most Holy Islamic document, such as the Bible is for Christianity.

The next most Holy documents in Islam are the Hadiths, sometimes called Sunna. These are the collected statements of the Prophet Mohammad that have been verified and attested to by multiple witnesses according to the authors. They were first produced within 200 years of the Prophets death in 632 A.D. There are six main collections, although some state there are over 30 different collections in total. Only these six are widely accepted within Islam.

The influence of the Hadiths within the Sunni sect has reached almost that of the Holy Qur'an. For instance, regarding the recent flap over the Danish cartoons portraying Muhammad, there is no prohibition against portraying the Prophet in the Holy Qur'an. There are several prohibitions stated in the Hadith.

Most Muslims have not read the entire Holy Qur'an, the same as most Christians have not read the whole Bible. The Holy Qur'an is normally taught in the original ancient Arabic, and memorizing it and speaking it as the finest poetry ever written with the lilting singsong of the Arabic Verses is very important. The original Arabic is about as hard to comprehend as Chaucer is in the original Olde English. If you are not a proficient speaker and reader of Arabic, you don't have much of a chance. Thus, most Muslims know what they are told, and that is very dependant upon the Mosque and Sect that they belong to, but normally it is the peaceful sections that are taught.

However, those who take Islamic Studies, as many of the radicals have, have read and know all of the Holy Quran and the Hadiths. The Hadiths are even less well known by normal Muslims than the Holy Qur'an, as are the earliest historians of the Prophet Muhammed.

The histories are not considered real religious documents, but as the earliest histories, are considered fairly valid, and are trotted out and quoted whenever an appropriate Hadith or historic statement matches the moment or to achieve the proper effect in the radical Mosques during Friday Prayers.

The six authors of the Hadiths are listed below in order of their recognized authenticity. The collections of the Hadiths themselves range from nine to 10 books, and are well over $100 a set, if you can find them. There is some help on-line.

1)-Sahih Bukhary (or Bukhari)
2) Sahih Moslem
3) Sunan Abu Daoud
4) Sunan Al-Termathy
5) Sunan Al-Nesaay
6) Sunan Ibn Mageh

Some of the attachments are by Craig Winn. Mr. Winn uses the Holy Qur'an, the Hadiths, and the early Historians in his quotes, which he has put into a historical timeline blending the three types of documents into a semi-linear statement, which is difficult, as

the Holy Qur'an is not linear at all. The Holy Qur'an is organized from the longest chapter (Surah) to shortest chapter (Surah). Quotes from the Holy Qur'an state the Surah number and the verse number in the following format:
Sura 9:29. Alternatively, in Mr. Winn's works, Qur'an 9:29.

The quotations from the Hadith state the authors name and the numbers, and the same for the early histories.

The historians are Muhammad ibn Ishaq (d.768), who wrote "The Life of the Apostle of God", the earliest known biography of the Prophet, Hisham (d. 834), and Tabari (d. 923). The latter two wrote histories and kept Ishaq's work alive.

Ishaq's work has been attacked by some Islamic historians as untrustworthy, particularly for its mention of the so-called "Satanic Verses." Ibn Ishaq himself would have been the first to insist that he was collecting oral traditions, not necessarily vouching for their truth. In some instances he gives two versions of an event, then concludes that only Allah knows which is true.

The attacks on the histories, and some of the Hadiths, have been quite vitriolic and unscholarly, as if the protestors don't want any non-Muslims to know or read this material. The louder the protest, the less professional the protest is. Mr. Winn is quite the unclean person according to his Islamofascist critics.

The Shia sect, as in Iran and the Ayatollahs, believe in these documents much less than the Sunni (Wahhabis et alia), which is a partial reason for why Salmon Rushdie was condemned to death for his work of fiction, "The Satanic Verses" by the Ayatollah Khomeini, which was recently renewed by the current Iranian Mullahs, rather than by the Saudi Wahhabi IMAMs.

The attachments are the tip of the iceberg of what Islam teaches its radicals about Hatred, Jihad, War, Megalomania, Abject Superiority, in its Holy and almost Holy documents.

The attachments are:

Attach A) "RU-486 Will Lead Australia Becoming Muslim Country by 2050 Says Liberal MP" by Hilary White 13FEB2006 2 pages (I cannot independently verify the mathematics that were used to arrive at this report.)

Attach B) "A Brief History of Saudi Arabia, Wahhabism, and Hamas, and The Most Likely Future Scenario for the 21st Century" by Fredrick P. Wilson 26FEB2006 4 pages

Attach C) "The Holy Qur'an and what it states about Jews (and Christians and others that do not believe in Islam, and other religions besides Islam)" by Fredrick P. Wilson 21OCT2005 (modified 19FEB2006) 10 pages

Attach D) "The Hadith Regarding the Jews" by Craig Winn 2006 (edited by F. P. Wilson 2006) 14 pages

Attach E) "Islam's Quotations Regarding Women" by Craig Winn 2006 (edited by F. P. Wilson 2006) 3 pages

Attach F) Islam's Quotations Regarding Christians" by Craig Winn 2006 (edited by F. P. Wilson 2006) 11 pages

Attach G) "Summary of Qur'an Details"
from www.answering-islam.de/Main/Index/Q/quran.html
slightly edited by F. P. Wilson 2005

Attach H) "Summary of Holy Qur'an Details – Suras in Chronological Order" – an excel file listing ordered per Attachment G – by F. P. Wilson 2005

It is my belief, and as the history of Saudi Arabia and Wahhabism show, and as my knowledge of the history of Islam and that all of its conquests have indeed been made by the sword, and not by proselytizing, show, the radicals always come back. Every time there is a move within Islam, in this country or that, in this time frame or that, for the moderates to make progress, the radicals, fueled by the basic Holy documents of Islam which are available for everyone and anyone to read and study, always come back and end up in charge again. The radicals have passion, voice, and the holy documents to back them up. They always win when good Muslims are subdued or threatened with violence, as was the case with the recent riots regarding the Danish Cartoons.

I urge you again, if it is not too late, to inform the GM staff that my proposal is to be included in the proxy statement.

Sincerely yours,



Fredrick P. Wilson
GM Stockholder

Enclosures

cc: Anne T. Larin
Terry E. Pritchett

Attach: A

RU-486 Will Lead to Australia Becoming Muslim Country by 2050 Says Liberal MP

by Hilary White

SYDNEY, February 13, 2006 (LifeSiteNews.com) – An Australian Liberal MP has warned that the introduction of the abortion drug RU-486 could lead Australia to becoming a predominantly Muslim country.

Danna Vale Liberal MP for Hughes in Sydney, said, "When you actually look at the birth rates and when you look at the fact that we are aborting ourselves almost out of existence by 100,000 abortions every year and that's only a guesstimate."

Vale said she was referring to a comment made by an Australian Imam who claimed that Australia would be a Muslim country in 50 years. "You multiply that by 50 years, that's five million potential Australians we won't have here," Vale said.

Health Minister Tony Abbot is fighting to keep control of the deadly abortion drug in the hands of Parliament while the Therapeutic Goods Administration is lobbying along with the Australian medical establishment for its general distribution. Democrats have pushed an amendment to the Therapeutic Goods Act that would remove the restrictions on the drug and MP's are preparing for a conscience vote this week.

While Vale is being criticized for her comments, the numbers bear out her suggestion. The Australian Bureau of Statistics says that the general Australian population is aging and birth rates remain low.

Worldwide, statistics are showing that people with strong traditional religious beliefs, whether Muslim or Christian, tend to have more children. In a time when Christians have followed the general secularizing trend, birth rates in traditionally Christian societies such as Australia have dropped precipitously.

While 1996 statistics show that although just over 70% of Australians listed themselves as Christian, only 6.6% of Catholics and 4.7% of Anglicans aged 15-19 attend church services weekly. Other surveys have shown that only a tiny fraction of Australia's Christians hold traditional Christian beliefs about life and family, and abortion rates are as high among Christians as among the general population.

The Australian Muslim population, while relatively small, has been increasing steadily with immigration. More significantly, birth rates among Muslims, while starting to show a slight decline worldwide, are still significantly higher than non-Muslims. Although Muslims make up only 1.12% of the Australian population, the demographic shift is tilting sharply away from Australia remaining even a nominally Christian country.

High rates of birth among Muslims also mean that while the general population of Australia is aging, Muslims are starting to make up significantly higher proportions of youth. The 1996 census showed of Muslims in New South Wales, 52.5% were under 25 years of age. In the general population of New South Wales, only 35.6% were under 25.

Read related LifeSiteNews.com coverage:
Abortion Pill a No Go in Australia says Health Minister
http://www.lifesite.net/ldn/2005/nov/05111503.html

Attach: B

A Brief History of Saudi Arabia, Wahhabism, and Hamas, and The Most Likely Future Scenario for the 21st Century

Al-Wahhab (1703-1792) and his hate filled sect of Islam started in 1730 something (an exact date is unknown). Al-Wahhab learned much from Ibn Taymiyya (d. 1328) who wrote in his time hating the Christian Crusaders, the ravages of the Mongol invaders, and the over veneration of Jerusalem. Ibn Taymayya learned from the Holy Qur'an, the Hadith, and earlier writers such as Ibn Ishaq (d 768), Ibn Hisham (d. 834), and Tabari (d. 923). The House of Saud made a faustian deal with the Wahhabis in 1744, and to cement the deal al-Saud's son was married to al-Wahhab's daughter. Those who would not accept the new Wahhabi sects beliefs and superiority were labeled disbelievers and polytheists and were given the choice to convert to Wahhabism or be killed. They helped each other in defeating the rival Houses in the central section of Saudi Arabia. In 1802 they attacked the Shia in western Iraq. In 1803 they captured Mecca, and in 1805 Medina. They threatened Damascus in 1805. The Wahhibi/Saud marriage that went to war to eradicate Shia Islam, starting with the Shia in Eastern Saudi Arabia and then looting, burning, and pillaging in a murderous jihad on into what is currently Kuwait and Iraq, and to spread their radical sect over the entire Peninsula and into the Coastal Mediterranean, then ran into the Ottoman Empire (Turkey). They defeated the Egyptian Army from the Empire in 1811. However, the Egyptian/Ottomans persisted, and the Ottoman Empire defeated the Wahhabis in 1818 with for the time modern artillery and rifles. The Wahhabi Sauds, who previously had no knowledge of such weaponry, were chased back into their sandbox in the middle of the peninsula. The Persians thanked the Ottomans for defeating the Saudi/Wahhabis.

The Ottomans and Saudi Wahhabists fought back and forth many times over the next 100 plus years. Wahhabism had made some inroads into Pakistan and India and Russian Central Asia during this time.

Post WW I, the British didn't oppose the Wahhbi Saudis enough. After the defeat of the House of Hashemite in 1924, there was a civil war between the House of Saud allied with the radical Wahhabists and the ultra radical Wahhabists. The House of Saud won in 1933, at great cost.

The British, after the Wahhabi victory, gave Jordan and Iraq to the Hashemites.

In 1973, after the OPEC oil embargo did not change US Policy towards Israel, Saudi Arabia and the Wahhabists declared war on the US. They knew they couldn't fight with guns and tanks, so they fought with money. Our Oil Money. They didn't stand up and say "We are going to spend your oil money to set up Mosques, Maddrasses, and Islamic Centers and Islamic Universities around the globe to teach hatred of you, democracy, and your Christian and Jewish Religions." But that is what they did in the US, Canada, Europe, Pakistan, Indonesia, South America, and elsewhere.

In 1979, the Saudi Wahhabists worst nightmare occurred. Jimmy Carter gave Iran to the Ayatolluh, so radical Shia Islam, with the might of Iran's much larger population and military prowess, could export radical Shiism that the Wahhabis hate around the gulf, and even into Saudi Arabia, and defeat the Saudis, militarily and demographically. Secondly, several hundred Radical Wahhabists, led by one who fancied himself the Mahdi, the final Islamic IMAM of all IMAMS who rules and brings on the end of days, took over the Grand Mosque in Mecca. Radical Wahhabism had turned on the House of Saud and bit it. French help was needed to defeat the Radicals in the Mosque.

To placate the radicals so that they would not bite the hand that married them again, the Saudis redoubled their efforts to spend globally and to teach hatred globally, using our oil money to do so. They gave the rest of the world outside of Saudi Arabia to the radicals so that they would not destroy the House of Saud. They also used their oil money and it's largess to expand their population, reaching a fertility ratio of 8 to 1 at times, so that there would be enough radical Saudis to fight against Iran, and to promote hatred globally. The number One college degree granted in Saudi Arabia is Islamic Studies, rather than a degree that would develop something for their economy.

Fast forward to 9/11. Few knew before 9/11 what Saudi Arabia was doing. Few knew enough about radical Islam and the radical Wahhabi sect to have an opinion, much less one that could be discussed and defended in the great marketplace of ideas.

Post 9/11, there is little excuse for that level of ignorance. Per the information I have sent you, and the stockholder proposal on the table, there can be no doubt that we are at war with Saudi Arabia and Radical Islam, we just haven't done anything with that knowledge. President Bush was remiss when he did not include Saudi Arabia as a fourth member of his Axis of Evil in his State of the Nation Speech in 2002.

The Mufti of Jerusalem, Hajj Amin al Husseini, was jailed by the British in 1920 for inciting riots and violence against the Jewish settler in Judea and for the murder of 5 Jews. In 1922, the British relented, and proclaimed him the Grand Mufti of Jerusalem and for all of Judea. He continued to incite hatred and violence against the Jewish settlers. He read Mein Kampf, by one Adolph Hitler, and liked what he read. He approached the German consul in Jerusalem and "offered his services". He moved to Lebanon in 1938 and Iraq in 1939, where he helped mastermind the ultimately unsuccessful Nazi revolt against the British in 1941. On November 6, 1941 he arrived in Germany and met with Hitler on November 28, 1941.He spent WWII in Germany, from 1941 through 1945. It can be dispassionately argued whom incited whom more to hate the Jews between the Grand Mufti and Hitler. He visited Auschwitz with Adolf Eichman, and urged Eichman to "work more diligently" regarding the genocide of the Jews. He was stated to be one of Eichmann's best friends. He helped recruit two Bosnian Muslim SS divisions to help slaughter Bosnia's Jews and Serbian Catholics and Eastern Orthodox. A picture exists of the Mufti and Himmler raising wineglasses to each other, and Himmler personally inscribed the photograph: "In remembrance to my good friend Haj Amin Husseini." Both before WWII and upon returning to the middle east after WWII, he mentored several people, including Yasser Arafat and Mahmoud Abbas. Now that Hamas has replaced the

Palestinian Authority, everyone can see how the Saudi surrogates, for that is what Hamas is, hates Jews and Israel even more than the Grand Mufti and his progeny.

Hamas was founded in 1987 by the Muslim Brotherhood, which was formed in 1928 using, amongst others, al-Wahhabs teachings. The money behind Hamas is Saudi.

Robert Baer, retired CIA agent and author of "Sleeping with the Devil" about Saudi Arabia and Oil, stated in interviews that Saudi Prince Turki (pronounced turkey) could heel Hamas or set them loose with one word. Prince Turki at that time, was the Internal Security and Police Minister for Saudi Arabia. He held that post up until he became the ambassador to the USA last year. In 1998 Prince Turki went to Afghanistan to talk to the Taliban about curbing bin-Ladin. The Saudi's Taliban children had grown up into unruly teenagers, and told Prince Turki to take a hike. It is possible that the Saudi's have partially lost control of their other child, Hamas, especially since their success in the Palestinian election and the cut-off of funding by Israel, which Iran has stepped in to make up. This would also scare the Saudi's, as they cannot formally fund Hamas with government money, due to our tightening up of some State Funding as part of the War on Terrorism.

Europe, from England to Germany, from Italy to Sweden, from Portugal to Austria. will become an enlarged version of Hamas. Demographically, France will go first around 2060. European women will no longer have to be concerned about birth control, abortions, or RU-486 in the second half of this century, for under Islamic Sharia law, they will be treated as chattel slaves with no reproductive rights, and under Sharia Law, as non-Muslims, they will have to pay a special tax and have to continually show their subservience as "Dhimmi" or the equivalent of untermenschen, as the price of not being killed – or converted to Islam.

Imagine fighting WWII, only all of Europe would voluntarily help the Nazis. Imagine Britain, Spain, and Portugal as part of the Islamfascist/Nazi empire. Imagine the danger Poland and all of the Balkans will be in. Russia will have less than 1/3 the population it has now(more demographics), and the Islamofascists from Europe, Turkey (which is backsliding into the fold of radical Islam), and Iran will accomplish what Napoleon and Hitler could not. Russia will be treated the same or worse than it was under the rule of the Golden Horde, and will be settled by the Islamofascists. Europe, from the Atlantic to the Urals, from the Mediterranean to the Arctic Circle, except for maybe Switzerland and probably Finland, will be part of the Global Caliphate that President Bush has addressed. It may not be an actual caliphate, but they will be Islamic partners to continue destroying Democracy, Christianity, and any non-Islamic states.

As I have stated, the Demographics for Canada show it will join the Caliphate before the end of the Century, except, possibly, for Quebec, which may have the strength of conviction for it's Christian/Western culture to fight off the Wahhabi Islamofascists that it currently has, and Australia is now reporting that it, also, may be ruled by Hamas before the end of the Century.

China will sit on the sidelines, after taking over Siberia, as will Japan as it watches China. India will be stuck watching China and Pakistan. As 90% of our current cruise missile electronics come from Communist China, for an example of how dependant we are, they could embargo trade just to us or to both us and the Islamofascists. Manufacturing in the US will be almost zero, as we move farther into the electronic information and communication age. In either case, once our inventory of weapons are used up, no more components means we will have to fight with Zell Millers Spitballs, as an electronic warfare computer won't stop a main battle tank with no electronic systems (such as an updated T-55). Europe's Nuclear Weapons and Delivery systems could also be the end of our existence.

With the teaching of hatred here in the United States by Saudi Arabia, why would anyone not believe that we will have a growing population of Islamofascists? Everyone who knew Mohammad Atta before 9/11 thought he was the nicest boy next door and couldn't believe that such a nice young man could be involved with the massacre of innocent human beings that occurred on 9/11.

This apocalyptic view of the future is not certain, but it is the most likely projection of the events of the past 45 years. I would like to entertain anyone else's worldview that far out and their documentation and thoughts for it.

What General Motors can do is implement my proposal. In 2000 Bill Ford said he would improve the CAFE of the Ford light truck fleet to 25 mpg by 2005. GM said it would do better than anything Ford could do at every step of the way. In 2003 Bill Ford formally recanted, as did GM. Bill Ford had informally recanted as early as 2001.

If GM could do that little bit to meet the competition, then why can't it do better than that today, when this is vital to the security and perhaps even to the existence of the United Stated of America and the remotest possibility of winning the War on Radical Islam?

Fredrick P. Wilson
26FEB2006

Primary references for Saudi Arabia and Wahhabism is "Hatred's Kingdom – How Saudi Arabia Supports the New Global Terrorism" by Dore Gold, and for the Grand Mufti of Jerusalem it is "The Myth of Hitler's Pope – How Pope Pius XII Rescued Jews from the Nazis" by Rabbi David G. Dalin

Attach: C

The Holy Qur'an and what it states about Jews (and Christians and others that do not believe in Islam, and other religions besides Islam)

This is included because Islam teaches that the Holy Qur'an is the literal word of God (Allah), as it was given by the Angel Gabriel to his (Allah's) Prophet, Muhammad. As the literal word of God, the Holy Qur'an is unaltered, immutable, and is to be interpreted literally, not allegorically. It is the last, perfect, revelation to Humanity, and is to be revered , believed, and followed exactly as it is written. The early Suras (verses), provided to Muhammad in Mecca, are relatively peaceful, but the later Suras, provided to Muhammad after he fled to Medina and became a warlord, are the warlike ones that promote hatred and eternal warfare against unbelievers.

If there is a contradiction within the Qur'an, of which there are many, the decision of which one to believe, or which one takes precedence over which one, i.e. which supersedes which, is determined by the Chronological order of the Suras. This is the practice of Naskh, which is widely recognized and taught by all the main branches of Islamic jurisprudence, both in the Sunni and Shia Sects, which comprise over 95% of all Muslims worldwide. The practice of naskh means the later Suras supersede the earlier Suras if there is any conflict.[1]

The chronological order of the Suras, as opposed to the traditional order of the Suras in the Holy Qur'an, which is from longest to shortest, is listed in the enclosed attachment titled "Summary of Holy Qur'an Details – Suras in Chronological Order". Suras 2, 3, 4, 5, 8, 60, and 9 are all late Suras revealed in Medina, with Sura 9 being the next to last, and the only one which does not start with the words "In the name of Allah, Most Gracious, Most Merciful." The Allah of Sura 9 is anything but most gracious, most merciful.

It is often stated that Islam states that "There is no Compulsion in Religion", and that this is an overriding rule of mainstream Islam, as opposed to the radical beliefs of al-Qaeda, etc. There are two salient items regarding this statement. First, following is the entire Sura.

Sura 2:256

> There is no compulsion in religion. Verily, the Right Path has become distinct from the wrong path. Whoever disbelieves in *Taghut* [(2)] and believes in Allah, then he has grasped the most trustworthy handhold that will never break. And Allah is All-Hearer, All-Knower.

Is the "Right Path" that of Islam, which believes in Allah, as opposed to "*Taghut*", which according to the footnote means "anything worshipped other than the Real God (Allah)". Thus, if you believe in other than Allah you are on the wrong Path? And that is not demeaning to non-Muslims?

Sura 2 is the first Sura written after Muhammad moved to Medina in 622 AD. Many years later Sura 9 was written. Therefore if there is a conflict between Sura 2 and Sura 9, Sura 9 supersedes Sura 2.

Sura 9:29

> Fight against those who ((1) believe not in Allah, (2) nor in the Last Day, (3) nor forbid that which has been forbidden by Allah and His Messenger (Muhammad). (4) and those who acknowledge not the religion of truth (i.e. Islam) among the people of the Scripture (Jews and Christians), until they pay the Jizyah (1) with willing submission, and feel themselves subdued.

In other words, there is compulsion in religion, the compulsion of the Islamic sword.

At the end of this article is a better explanation of what paying the Jizyah means. To pay it "with willing submission, and feel themselves subdued", means, actually including today in Lebanon and the West Bank, Baghdad, Egypt, and the other Muslim countries where indigent Christians and Jews still live, living as *Dhimmi*, or 2nd class citizens, for which the closest analogy in modern US lexicon is the Nazi concept of "untermenschen", or how blacks were treated and demeaned under the Jim Crow laws in Mississippi in 1900.

Pagans are often stated to be *al-Mushrikun*, or polytheists, and although this would seem to exclude the Jews, the Jews are included since the Holy Qur'an states that "the Jews say Ezra is the son of God" (Sura 9:30), a claim that corresponds to no known Jewish teaching or tradition. Christians, of course, are considered guilty of *shirk* - worshipping created beings - because of the doctrine of the Holy Trinity. Christians are also looked upon as polytheists by Muslims, once again due to the Holy Trinity.

Some Muslims would argue that these Suras are taken out of context. I disagree with that, having read the verses before and after those below, and, indeed, having read the entire Sura that each verse belongs in. If the Suras are out of context, then what context would they belong to? Please see the included article, "Bet You Can't Find 'Jihad' in the Koran" by Robert Spencer.

Muhammad received the Holy Qur'an through the Angel Gabriel approximately 600 years after Jesus walked the earth. Compare the New Testament, especially the Gospel, to the following Suras (verses) from the Holy Qur'an. As a more recent revelation from Allah than what Jesus taught, what happened to "turn the other cheek?"

Sura 3:181

> Indeed, Allah has heard the statement of those (Jews) who say: "Truly, Allah is poor and we are rich!" We shall record what they have said and their killing of the

> Prophets unjustly, and We shall say: "Taste you the torment of the burning (Fire)."

Sura 4:46

> Among those who are Jews, there are some who displace words from (their) right places and say: We hear your word (O Muhammad) and disobey," and "Hear and let you (O Muhammad) hear nothing." And *Raina*[1] with a twist of their tongues and as a mockery of the religion (Islam). And if only they had said: "We hear and obey", and "Do make us understand," it would have been better for them, and more proper; but Allah has cursed them for their disbelief, so they believe not except a few.

[1] *Raina*: means in Arabic "Be careful, listen to us, and we listen to you", whereas in Hebrew, it means "an insult". (Footnote from the Noble Qur'an) (The 1 here does not affect the footnotes.)

These preceding Suras were due to the rejection of Muhammad and his teachings by the Jews around Medina. They rejected him because part of the Holy Qur'an covers the history of the Jews similar to the Bible and Torah, but incompletely. There are many huge gaps and there are many Suras which disagree with the Bible and Torah on numerous details small and large. The Jews did not feel that Mohammad was offering them anything of any value, and they resented his statements that the Holy Qur'an is the final and perfect word of God, superseding the Bible and Torah. Muhammad and the Holy Qur'an also state that the Holy Qur'an has been given in perfect form to others throughout history, but previous versions were lost or corrupted beyond recognition, leaving the Torah and the Bible as the two remaining but corrupted version. Who was given the Holy Qur'an previous to Muhammad and what the corrupted parts of the Bible and Torah are, and exactly how they are corrupted, is not stated. The Jews felt that Muhammad was proselytizing an incomplete and unfair religion that offered the Jew nothing and that in fact, in places, demeaned them. This was before the preceding and that which follows became part of the Holy Qur'an and thus the literal word of God. Sura 2:75 and 5:13 immediately below illustrates the corruption concept.

Sura 2:75; CF, verses 76-79

> ...a party of them (Jewish rabbis) used to hear the Word of Allah [the Taurat (Torah)], then they used to change it knowingly after they understood it.

Sura 5:13 (partial)

> So, because of their breach of their covenant, We curse them and made their hearts grow hard.
> They [the Jews] change the words from their (right)

> places and have abandoned a good part of the Message
> that was sent to them.

Sura 5:78

> Those among the Children of Israel who disbelieved
> Were cursed by the tongue of Dawud (David) and Isa
> (Jesus), son of Maryam (Mary). That was because they
> disobeyed (Allah and the Messengers) and were ever
> transgressing beyond bounds.

The following three Suras curse the Jews and proclaim that they either are or have been transformed into monkeys and swines.

Sura 7:166

> So when they [the Jews] exceeded the limits of what
> they were prohibited, We said to them: "Be you mon-
> keys, despised and rejected."

Sura 5:60 (partial)

> Shall I inform you of something worse than that,
> regarding the recompense form Allah: those (Jews)
> who incurred the Curse of Allah and His Wrath, and
> those of whom (some) He transformed into monkeys
> and swines, ...

Sura 2:65

> And indeed you knew those amongst you [children of
> Israel] who transgressed in the matter of the Sabbath
> (i.e. Saturday). We said to them: "Be you monkeys,
> despised and rejected."

Sura 2:91 (partial)

> ..."Why then have you killed the Prophets of Allah afore-
> time, if you indeed have been believers?"

Sura 5:70-71 (partial)

> Verily, We took the covenant of the Children of Israel
> and sent messengers to them. Whenever there came to
> them a Messenger with what they themselves desired
> not, -- a group of them they called liars, and others
> among them they killed.

> They thought there would be no Fitnah (trial or
> punishment), so they became blind and deaf...

Sura 5:82 (partial)

> Verily, you will find the strongest among men in enmity
> to the believers (Muslims) the Jews and those who are
> Al-Mushrikun [idolators, polytheists, disbelievers in the Oneness of Allah,
> pagans]...

Sura 2:120 (partial)

> Never will the Jews nor the Christians be pleased with
> you (O Muhammad) till you follow their religion. ...

Surah 5:64; (partial) CF. Verse 67

> ...We have put enmity and hatred amongst them [the
> Jews] till the Day of Resurrection. Every time they kin-
> dled the fire of war, Allah extinguished it; and they
> (ever) strive to make mischief on the earth.

The preceding Sura 5:64 espouses the idea that Jews are behind all wars and is the view that is propagated throughout the Islamic world. Following is an excerpt from the covenant of Hamas, Article 22 which is the Saudi Arabian funded and supported terrorist group that would be happy to totally destroy Israel and drive the 5,000,000 Jews into the sea, as would Iran and its funded and supported terrorist group, Hezbollah. This desire for the genocide of the Jews in Israel is also part of the PLO Charter.

> ...They [the jews] stood behind World War I...and
> formed the League of Nations through which they
> could rule the world. They were behind World War II,
> through which they made huge financial gains...There
> is no war going on anywhere without them having their
> finger in it.

From the Preamble to the Hamas Covenant (the entire Covenant can be viewed at: http://www.yale.edu/lawweb/avalon/mideast/hamas.htm).

> Israel will exist and will continue to exist until Islam will obliterate it,
> just as it obliterated others before it" (The Martyr, Imam Hassan al-
> Banna, of blessed memory).

What al-Banna and Hamas are referring to are the eradication of the last of the Crusader States in the years 1287 – 1291, which resulted in the death of approximately

150,000 Christians as one sea side city after another was besieged, defeated, and the remaining inhabitants were slaughtered by the Egyptian Mamluk Muslim armies. On a larger scale, they are speaking about the total defeat of the Crusades, starting at the battle of Hattin in 1187 which Saladin won over the armies of the Kingdom of Jerusalem, and ending in the slaughters in 1291.[2]

A Hadith is a statement purportedly by the Prophet Muhammad, that he himself said, not the word of God told by the Angel Gabriel to Muhammad that make up the Holy Qur'an. The Hadith are the second most Holy of all documents in Islam, after only the Holy Qur'an. There are six main collections of these Hadith within the Sunni beliefs, and several are also accepted by the Shia. A Hadith by al-Bukhari and Moslem which is also in the covenant of Hamas in Article 7.

> "The Day of Judgement will not come about until Moslems fight the Jews (killing the Jews), when the Jew will hide behind stones and trees. The stones and trees will say O Moslems, O Abdulla, there is a Jew behind me, come and kill him. Only the Gharkad tree (evidently a kind of tree) would not do that because it is one of the trees of the Jews."

The Holy Qur'an also condemns Christians and Jews for saying "Allah" has a son. The holy Qur'an claims that the Jews call Ezra the son of God, which is an absolutely false statement regarding the beliefs of Judaism.

Sura 9:30; CF. 5:73; 4:159

> And the Jews say: 'Uzair (Ezra) is the son of Allah, and the Christians say: Messiah is the son of Allah. That is their saying with their mouths, resembling the saying of those who disbelieved aforetime. Allah's Curse be on them, how they are deluded away from the truth!

The Holy Qur'an condemns Jews and Christians for saying they are the children of God. In Islam it is blasphemy to say "I am a child of God."

Sura 5:18 (partial)

> And (both) the Jews and the Christians say: "We are the children of Allah and His loved ones." Say: "Why then does He punish you for your sins?" Nay, you are but human beings of those He has created…

The Quran says that Jews are cursed because they accused Allah of having a "weak hand".

Sura 5:64 (partial)

> The Jews say: Allah's hand is tied up (i.e. He does not give and spend of His Bounty)." Be their hands tied up and be they accursed for what they uttered. ...

The Quran says that Jewish people claim to have killed the Messiah. This is nonsense, as Jesus was not the Messiah to the Jews and they did not believe that the Messiah had yet come, so the Jews did not and could not proclaim that they had killed the Messiah. This verse, as well as others, proclaims that Jesus was neither crucified nor resurrected.

Sura 4:157 (partial)

> And because of their [the Jews] saying (in boast), "We killed Messiah 'Isa (Jesus), son of Maryam (Mary), the Messenger of Allah," – but they killed him not, nor crucified him, but it appeared so to them [the resemblance of 'Isa (Jesus) was put over another man (and they killed that man)]...

The Holy Qur'an says that Jews are not to be taken as friends.

Sura 60:13 (partial)

> O you who believe! Take not as friends the people who incurred the Wrath of Allah (i.e. the Jews). Surely, they have despaired of (receiving any good in) the Hereafter. ...

The Holy Qur'an says that Muslims should never take non-Muslims as supporters.

Sura 3:28 (partial)

> Let not the believers take the disbelievers as *Auliya* (supporters, helpers) instead of the believers, and whoever does that, will never be helped by Allah in any way, except if you indeed fear a danger from them. ...

Sura 5:51

> O you who believe! Take not the Jews and the Christians as *Auliya'* (friends, protectors, helpers), they are but *Auliya'* of each other. And if any amongst you takes them (as *Auliya'*), then surely, he is one of them. Verily, Allah guides not those people who are the *Zalimun* (polytheists and wrongdoers and unjust).

Sura 3:118

> O you who believe! Take not as (your)
> Bitanah (advisors, consultants, protectors, helpers,
> friends) those outside your religion (pagans, Jews,
> Christians, and hypocrites) since they will not fail
> to do their best to corrupt you. They desire to
> harm you severely. Hatred has already appeared
> from their mouths, but what their breasts conceal
> is far worse. Indeed We have made plain to you
> the *Ayat* (proofs, evidence, verses) if you
> understand.

Sura 9:28

> O you who believe (in Allah's Oneness and
> in His Messenger Muhammad)! Verily, the
> *Mushrikun* (polytheists, pagans, idolators,
> disbelievers in the Oneness of Allah, and in the
> Message of Muhammad) are *Najasun* (impure).

During the early days of the formation of Islam by Muhammad, he had them face Jerusalem when they did their prayers (this is not mentioned in the Qur'an), but after being angered by the Jews, he changed that to facing towards Mecca.

Sura 2:149

> And from wheresoever you start forth (for prayers),
> Turn your face in the direction of *Al-Masjid-al-Haram*
> (at *Makkah*), that is indeed the truth from your Lord.
> And Allah is not unaware of what you do.

The Holy Qur'an does threaten Jews and Christians and all non-Muslims, and threatens and commands that all other religions must be destroyed..

Sura 4:47

> O you who have been given the Scripture (Jews and
> Christians)! Believe in what We have revealed (to
> Muhammad) confirming what is (already) with you,
> before We efface faces (by making them like the back of
> necks; without nose, mouth, eyes) and turn them hind-
> wards, or curse them as We cursed the Sabbath-breakers.
> And the commandment of Allah is always executed.

Sura 9:5 – the infamous "the verse of the sword."

> ...then kill the Mushrikun [unbelievers] wherever you find them, and capture them and besiege them, and lie in wait for them in each and every ambush, But if they repent[by rejecting *Shirk* (polytheism) and accept Islamic Monotheism] and perform *As-Salat* (*Iqamat-as-Salat*) [the five ritual prayers per day], and give *Zakat* [alms], then leave their way free. Verily, Allah is Oft-Forgiving, Most Merciful.

Sura 9:14-15

> Fight against them so that Allah will punish them by your hands and disgrace them and give you victory over them and heal the breasts of a believing people,
>
> And remove the anger of their (believers') hearts. Allah accepts the repentance of whom He wills. Allah is All-Knowing, All-Wise.

Sura 8:39

> And fight them until there is no more *Fitnah* (disbelief and polytheism, i.e. worshipping others besides Allah) and the religion (worship) will be for Allah Alone [in the whole of the world]. But if they cease (worshipping others besides Allah), then certainly, Allah is All-Seer of what they do.

Sura 9:29

> Fight against those who ((1) believe not in Allah, (2) nor in the Last Day, (3) nor forbid that which has been forbidden by Allah and His Messenger (Muhammad). (4) and those who acknowledge not the religion of truth (i.e. Islam) among the people of the Scripture (Jews and Christians), until they pay the Jizyah (1) with willing submission, and feel themselves subdued.

The Hadith according to Sahih Muslim, book 19, no. 4294, which clarifies and supports Sura 9:29 quoted above.

> Fight in the name of Allah and in the way of Allah. Fight against those who disbelieve in Allah. Make a holy war; do not embezzle the spoils; do not break your pledge; and do not mutilate (the dead) bodies; do not kill the children. When you meet your enemies who are polytheists, invite them to three courses of action. If they respond to any one of these you also accept it and withhold and withhold yourself

from doing them any harm. Invite them to (accept) Islam; If they refuse to accept Islam, demand from them the Jizya (special poll tax). If they agree to pay, accept it from them and hold off your hands. If they refuse to pay the tax, seek Allah's help and fight them.

The Jizyah is frequently paid in a humiliating public ceremony which often involved blows to the head or neck.[4] Per the seminal Arabic lexicographer, E. W. Lane, based on the careful analysis of the etymology of the term,

"The tax that is taken from the free non-Muslim subjects of a Muslim government whereby they ratify the compact that assures them protection, **as though it were compensation for not being slain**."[4]

fpw 21OCT2005 (modified 19FEB2006)

Note: Many (but not all) of the statements made in this article between the Suras are from "The Unfinished Battle – Islam and the Jews" by Mark A. Gabriel, PhD., chapters 13, 14, 15, and 16. The opening statements, and the longer statements between the Suras are mine.

The quotes from the Holy Qur'an are from the Noble Qur'an, which is the current Saudi Arabian Wahhabi Sect approved version.[3] This is available from Amazon.com and others. I have fact-checked Gabriel's quotes with my Noble Qur'an, and I find them absolutely accurate, with a few minor additions (expansions of) to the quotes, and a few additional notes that I felt were desired. I added the quote from the Hamas Covenant about killing Jews, plus Sura 9:5, 9:29, and Hadith no 4294 from Sahih Muslim, plus miscellaneous other information.

[1] "Islam and Terrorism" by Mark A. Gabriel, PH.D., P 30

[2] Information from "A History of the Crusades" volumes I, II, and III by Steven Runciman; "A concise History of the Crusades" by Thomas F. Madden, "The Crusades – A Short History" by Jonathan Riley-Smith.

[3] "Assessing Qur'anic Translations" by Khaleel Mohammed in the Middle East Quarterly, Spring 2005.

[4] " 'Democrats' for Jihad" by Andrew G. Bostom, FPM 04JAN2006

The Hadith Regarding the Jews

Ishaq:240 **"The Jews are a nation of liars.... The Jews are a treacherous, lying, and evil people."**

Ishaq:250 **"The bestial transformation occurred when Allah turned Jews into apes, despised."**

Ishaq:254/Qur'an 2:96 "We will not remove a Jew from the punishment. They know the shameful thing that awaits them."

Tabari VIII:116 "After his return from Hudaybiyah, Allah's Messenger marched against Khaybar. He halted with his army in a valley between the people of Khaybar and the Ghatafan tribe to prevent the latter from assisting the Jews."

Ishaq:264 **"A notable Jew spoke to the Apostle, twisting his tongue. He attacked Islam and reviled it, so Allah sent down, 'Allah knows best about your enemies. Some of the Jews change words from their contexts and say: "We hear and disobey," twisting their tongues and attacking the religion so Allah cursed them.'"**

Tabari VIII:121 **"Ali struck the Jew with a swift blow that split his helmet, neck protector, and head, landing in his rear teeth. And the Muslims entered the city. Muhammad conquered the [Jewish] neighborhood. Safiyah was brought to him, and another woman with her. Bilal led them past some of the Jews we had slain including the woman's dead husband. When she saw them, the woman with Safiyah cried out, slapped her face, and poured dust on her head. When Allah's Prophet saw her, he said, 'Take this she-devil away from me!'"**

Bukhari:V4B53N380 **"Umar expelled all the Jews and Christians from Arabia. Allah's Apostle after conquering Khaybar thought of expelling the Jews from the land which, after he conquered it, belonged to Allah, Allah's Apostle and the Muslims. But the Jews requested Allah's Apostle to leave them there on the condition that they would do the labor and get half of the fruits (the land would yield). Allah's Apostle said, 'We shall keep you on these terms as long as we wish.' Thus they stayed till the time of Umar's Caliphate when he expelled them."**

Tabari VIII:130 **"The Messenger said during his final illness, 'Two religions cannot coexist in the Arabian Peninsula.' Umar investigated the matter, then sent to the Jews, saying: 'Allah has given permission for you to be expelled; for I have received word that the Prophet said that two religions cannot coexist in Arabia."**

Ishaq:517 "Khaybar was stormed by the Apostle's squadron, fully armed, powerful, and strong. It brought certain humiliation with Muslim men in its midst. We attacked and they met their doom. Muhammad conquered the Jews in fighting that day as they opened their eyes to our dust."

Ishaq:524 **"We cannot accept the oaths of Jews. Their infidelity is so great they swear falsely."**

Ishaq:245 **"Do you love Jews and their religion, you liver-hearted ass, and not Muhammad? Their religion will never march with ours.. Jews make false professions about Islam. So Allah sent down: 'Satan wishes to lead them astray."** *Ishaq:248* **"Allah increases their sickness. A tormented doom awaits the Jews. Allah said, 'They are mischief makers. They are fools. The Jews deny the truth and contradict what the Apostle has brought. I will mock them and let them continue to wander blindly.'"**

Tabari VII:158 "The Messenger of Allah besieged the Nadir Jews for fifteen days. In the end they made peace with him on the condition that the Prophet would not shed their blood and that their property and possessions would be his."

Ishaq:262 **"Some Muslims remained friends with the Jews, so Allah sent down a Qur'an forbidding them to take Jews as friends. From their mouths hatred has already shown itself and what they conceal is worse."**

Bukhari:V4B56N679 **"Allah's Apostle said, 'Plague is a means of torture sent on the Israelis.'"**

Bukhari:V2B23N457 **"The Prophet went out after sunset and heard a dreadful voice. He said, 'The Jews are being punished in their graves.'"**

Qur'an 17:7 "We shall rouse Our (Muslim) slaves to shame and ravage you (Jews), disfiguring your faces. They will enter the Temple as before and destroy, laying to waste all that they conquer."

Bukhari:V1B4N147 **"People say, 'Whenever you sit for answering the call of nature, you should not face the Qiblah of Jerusalem.' I told them. 'Once I went up the roof of our house and I saw Allah's Apostle answering the call of nature while sitting on two bricks facing Jerusalem."**

Ishaq:239 "About this time Jewish rabbis showed hostility to the Apostle in envy, hatred, and malice, because Allah had chosen His Apostle from the Arabs. The Jews considered the Prophet a liar and strove against Islam."

Ishaq:239 **"Jewish rabbis used to annoy the Apostle with questions, introducing confusion." "Qur'ans used to come down in reference to their questions."**

Ishaq:240 "Labid bewitched Allah's Apostle so that he could not come at his wives. These Jewish rabbis opposed the apostle, they asked questions and stirred up trouble against Islam trying to extinguish it."

Ishaq:240 **"I concealed the matter from the Jews and then went to the Apostle and said, 'The Jews are a nation of liars and I want you to give me a house and hide me from them. If they learn I've become a Muslim, they'll utter slanderous lies against me.' So the prophet gave me a house, and when the Jews came, I emerged and said, 'O Jews, fear Allah and accept what He has sent you. For you know that he is the Apostle of Allah. You will find him described in your Torah and even named.' They accused me of lying and reviled me. I told Muhammad, 'The Jews are a treacherous, lying, and evil people.'"**

Ishaq:241 **"Mukhayriq was a learned rabbi owning much property in date palms. He recognized the Apostle by his description and felt a predilection for his religion. He violated the Sabbath to fight on behalf of Islam and was killed in battle. I am told the Prophet used to say, 'Mukhayriq is the best of the Jews [a dead one].' The Apostle took his property."**

Ishaq:242 "Julas the Jew used to say, 'If Muhammad is right we are worse than donkeys.' Allah sent down concerning him: 'They swear that they did not say it, when they did say the words of unbelief.... Allah will afflict them with a painful punishment in this world and in the next.' [Surah 9:75] Ishaq:242 "The Apostle ordered Umar to kill him, but he escaped to Mecca."

Ishaq:246 "The surah of the Hypocrites came down because some men sent secret messages to the Nadir Jews when the Apostle besieged them.... Allah bears witness that they are liars. Like Satan when he says to men, "Disbelieve."' *[59:11]*

Ishaq:251 "Moses commanded them to prostrate themselves and his Lord spoke to him and they heard His voice giving them commands and prohibitions so that they understood what they heard. But when Moses went back to the Jews a party of them changed the Commandments they had been given." *[2:75]*

Ishaq:252 "Have you no understanding? Why do you maintain that he is not a prophet since you know that Allah has made a Covenant with you that you should follow him? While he tells you that he is the prophet whom you are expecting, and that you will find him in Our book, you oppose him and do not recognize him. You reject his prophethood on mere opinion."

Ishaq:253 **"Allah cursed them for their unbelief. When a scripture comes to them from Allah confirming what they already have, they deny it. Allah's curse is on them."**

Ishaq:254 **"In the pagan era the Jews were scripture folk and we were pagans. They used to say, 'Soon a prophet will be sent whom we shall follow.' When Allah sent his Apostle from the Quraysh and we followed him they denied him. Allah revealed, 'When there comes to him one they recognize, they deny him. They are wretched, so Allah cursed them, and He will give them a shameful punishment.' The double anger is His wrath because they have disregarded the Torah and anger because they disbelieved in this Prophet whom Allah has sent to them."** *[2:89]*

Ishaq:254 **"Long for death [Jews], if you are truthful. Pray that God will kill whichever one of us is the most false. The Jews refused the Prophet's dare." "Allah said to His Prophet, 'They will never accept your dare because of their past deeds. But they recognize you from the knowledge they have. Yet they deny. Had they accepted your dare, not a single Jew would have remained alive on the earth."** *[2:94]*

Ishaq:254 "We will not remove a Jew from the punishment. The Jew knows the shameful thing that awaits him in the next life because he has wasted the knowledge he has." *[2:96]*

Ishaq:255 "Jewish rabbis came to the Apostle and asked him to answer four questions saying, 'If you do so we will follow you, testify to your truth, and believe in you.' They began, 'Why does a boy resemble his mother when the semen comes from the father?' Muhammad replied, 'Do you not know that a man's semen is white and thick and a woman's is yellow and thin? The likeness goes with that which comes to the top.' 'Agreed,' the rabbis proclaimed.... The rabbis said. 'But Muhammad, your spirit is an enemy to us, an angel who comes only with violence and the shedding of blood, and were it not for that we would follow you."

Ishaq:255 "So Allah sent down concerning them: 'When the Apostle comes to them from Allah confirming that which they have received in scripture, they put it behind their backs as if they did not know it. They follow that which Satan read concerning the kingdom of Solomon-sorcery.' One of the rabbis said, 'Don't you wonder at Muhammad? He alleges that Solomon was a prophet, and yet he was nothing but a sorcerer.' So Allah sent down, 'Solomon did not disbelieve but Satan did, practicing sorcery.'" *[2:101]*

Ishaq:256 **"The Apostle wrote a letter to the Jews of Khaybar [before he annihilated them]. In the name of Allah, from Muhammad the Apostle of Allah, friend and brother of Moses who confirms what Moses brought [the Torah]. Allah says to you, 'O Scripture folk, and you will find it in your scripture "Muhammad is the Apostle of Allah. Those with him are severe against the unbelievers. You see them bowing, falling prostrate, seeking bounty, and acceptance. The mark of their prostrations is on their foreheads." That is their likeness in the Torah and in the Gospels.'"**

Ishaq:256 "The Jews used to ask Muhammad questions which annoyed and confused him." *Ishaq:257* "Your situation seems obscure to us, Muhammad."

Ishaq:257 **"'O Jews, fear Allah and submit, for you used to hope for the Messiah's help against the Arabs when we were pagans. You told us that he would be sent and then told us about him.' A Jew responded, 'Muhammad has not shown us anything we recognize as prophetic. He is not the one we spoke to you about.' So Allah revealed, 'We confirmed what they had, and We sent one they recognized, but they rejected him so We are cursing them.' The Jews replied, 'No Covenant was ever made with us about Muhammad.'" "'Muhammad, you have not brought anything we recognize. And God has not sent down any sign or miracle suggesting that we should believe you.' So Allah said, 'We have sent down to you plain signs and only evildoers disbelieve them.'"**

Ishaq:257 "The Jews told Allah's Messenger, 'Bring us a book. Bring us something down from heaven that we might read it.'"

Ishaq:258 **"The Jews used to turn men away from Islam. So Allah said, 'Many Scripture folk wish to make you unbelievers after you have believed. They are envious. Be indulgent until Allah gives you his orders [to rob them, rape them, sell them into slavery, and murder them.]"**

Ishaq:262 **"Some Muslims remained friends with Jews, so Allah sent down a Qur'an forbidding them to take Jews as friends. From their mouths hatred has already shown itself and what they conceal is worse." "You believe in their Book [though you don't have a clue what it says] while they deny your book, so you have more right to hate them than they have to hate you."**

Ishaq:263 **"Abu Bakr went into a Jewish school [there is no mention of him ever going into a Muslim school] and found many pupils gathered around Finhas, a learned rabbi. Bakr told the Jews to fear Allah and submit. He told them that they would find that Muhammad was an Apostle written in the Torah and Gospels. Finhas replied, 'Why does your god ask us to lend him money as your master pretends.' Abu was enraged and hit Finhas hard in the face [for telling the truth]. Were it not for the treaty between us I would cut off your head, you enemy of Allah. So Allah said, 'They will taste Our punishment of burning.'"**

Ishaq:264 "Allah revealed concerning Finhas and the other rabbis: 'Allah issued orders to those who had received the Book: 'You are to make it clear to men and not conceal it, yet they cast the Torah behind their backs and sold it for a small price. Wretched was their exchange. They will therefore receive a painful punishment.'"

Ishaq:264 "The Torah confirms what Muhammad brought. Rifa'a, a notable Jew, spoke to the Apostle, twisting his tongue: 'Give us your attention, Muhammad, so that we can make you understand.' Then he attacked Islam and reviled it. So Allah sent down, 'Allah knows about your enemies. Some Jews change words from their contexts and say: "We hear and disobey," twisting their tongues and attacking the religion. But Allah cursed them.'" *[2:59 & 4:47]*

Ishaq:264 **"The Jewish rabbis knew that Muhammad had brought them the truth, but they denied that they knew it. They were obstinate. So Allah revealed, 'People of the Book, believe in what we have sent down in confirmation of what you had been given before or We will efface your features and turn your face into your ass, cursing you.'"**

Ishaq:269 **"'Tell us when the Day of Doom will be, Muhammad, if you are a prophet as you say.' So Allah sent down, 'They will ask you about the hour when it will come to pass. Say, only my Lord knows of it. None but He will reveal it at its proper time. Say, 'Only Allah knows about it but most men do not know.' How can we follow you, Muhammad, when you have abandoned our Qiblah? And you do not allege that Uzayr [who knows?] is the son of God.' So Allah revealed, 'The Jews say that Uzayr is the son of God [no they don't] and the Christians say the Messiah is the son of God. That is what they say with their mouths, copying the speech of those who disbelieved in the earlier times. Allah fight them! How perverse are they?'"**

Ishaq:269 **"'For our part we don't see how your Qur'an recitals are arranged anything like our Torah is.' [So Muhammad who couldn't read said,] 'You know quite well that the Qur'an is from Allah. You will find it written in the Torah which you have.'"**

Ishaq:269 "'If men and jinn [demons] came together to produce its like they could not.' Finhas said, 'Did men or jinn tell you this, Muhammad?' 'You know full well that the Qur'an is from Allah and that I am the Apostle of Allah. You will find it written in the Torah you have.' The rabbi replied, 'When God sends a prophet, He provides for him, so bring us a book that is divinely inspired that we may read it and determine if you are telling the truth. We can produce our Book.' So Allah revealed, concerning their words, 'Though men and jinn should meet to produce this Qur'an, they would not produce its like, even working together.'"

Tabari VII:26 **"When the Prophet came to Yathrib he saw the Jews fasting on Ashura day. He questioned them, and they said it was the day upon which God drowned Pharaoh and saved Moses from the Egyptians. He said, 'We have a better right to Moses than you do.'"**

Tabari VII:85 "After Muhammad killed many Quraysh polytheists at Badr, the Jews were envious and behaved badly toward him, saying, 'Muhammad has not met anyone who is good at fighting. Had he met us, he would have had a real battle.' They also infringed the treaty in various ways."

Ishaq:232 "The Jews shall contribute to the cost of war so long as they are fighting alongside the believers. The Jews have their religion, the Muslims have theirs. None of them shall go out to war unless they have Muhammad's permission. The Jews must pay, however, for as long as the war lasts. If any dispute or controversy should arise it must be referred to Allah and Muhammad, His Apostle. If the Jews are called to make peace they must, except in the case of Holy War. Allah approves of this document."

***Tabari VII:85* "What happened to the Qaynuqa [the wealthiest Jewish tribe in Yathrib] was that Muhammad assembled them in their Marketplace and said, 'Jews, beware lest Allah brings on you the kind of vengeance which He brought on the Quraysh. Accept Islam [submit] and become Muslims [surrender]. You know that I am a Prophet. You will find me in your Scriptures and in Allah's Covenant with you.'"**
***Ishaq:363* "The Jews of the Qaynuqa replied, 'Muhammad, do you think that we are like your people? Do not be deluded by the fact that you met a people with no knowledge and you made good use of your opportunity.'"**

Tabari VII:85 "The Qaynuqa were the first Jews to infringe the agreement between them and the Messenger." [We are not told how they "infringed."] "The campaign of the Prophet against the Banu Qaynuqa was in Shawwal (March 27, 624) in the second year of the Hijrah [migration from Mecca]."

Tabari VII:86 "Gabriel brought down the following verse to the Messenger: 'If you apprehend treachery from any people (with whom you have a treaty), retaliate by breaking off (relations) with them.' [8:58] When Gabriel had finished delivering this verse, the Prophet said, 'I fear the Qaynuqa.' It was on the basis of this verse that Muhammad advanced on them."

Ishaq:363 "Allah's Apostle besieged the Qaynuqa until they surrendered at his discretion unconditionally."

Tabari VII:86 "Abd Allah [a Yathrib chief] rose up when Allah had put them in his power, and said, 'Muhammad, treat my ally well, for the Qaynuqa are a confederate of the Khazraj.' The Prophet ignored him, so Abd Allah repeated his request." *Ishaq:363* "The Prophet turned away from him so Abd Allah put his hand on the collar of the Messenger's robe. Muhammad said, 'Let go of me!' He was so angry his face turned black. Then he said, 'Damn you, let me go!' Abd Allah replied, 'No, by God, I will not let you go until you treat my ally humanely. There are seven hundred men among them who defended me from my foes when I needed their help. And now, you would mow them down in a single morning? By God I do not feel safe around here any more. I am afraid of what the future may have in store.' So the Messenger said, 'You can have them.'"

Tabari VII:87 "The Prophet said, 'Let them go; may Allah curse them, and may he curse Abd Allah with them.' So the Muslims let them go. Then Muhammad [went back on his word and] gave orders to expel the Jews. Allah gave their property as booty to his Messenger. The Qaynuqa did not have any farmland, as they were goldsmiths. The Prophet took many weapons belonging to them and the tools of their trade. The person who took charge of their expulsion from Yathrib along with their children was Ubadah. He accompanied them as far as Dhubab, saying: 'The farther you go the better.'"

Bukhari:V5B59N362 "He exiled all the Qaynuqa Jews from Medina."

Ishaq:364 **"Muslims, take not Jews and Christians as friends. Whoever protects them becomes one of them, they become diseased, and will earn a similar fate."**

Ishaq:364 "'I fear this change of circumstance may end up overtaking us.' So Allah replied, 'He will be sorry for his thoughts. True believers perform prostrations, they pay the tax, they bow in homage, and renounce their agreements with the Jews. They are Hezbollah-Allah's Party.'"

Tabari VII:94 "The Murder of Ka'b bin Ashraf, The Evil Genius of the Jews: The Prophet sent messengers to the people of Medina announcing the good news of the victory granted to him by Allah at Badr. They listed the names of the polytheists they had killed." *Ishaq:365* "Ka'b bin Ashraf was from the Jewish clan of Nadir. When he heard the news, he said, 'Can this be true? Did Muhammad actually kill these people? These were fine men. If Muhammad has slain them, then the belly of the earth is a better place for us than its surface!'" *Ishaq:365* "When the enemy of Allah became convinced the report was true, he set out for Mecca. He began to arouse people against Muhammad [i.e., he exposed him]. He recited verses in sympathy for the Quraysh men Muhammad had cast into the pit. Ka'b Ashraf composed the following poetic lines: 'The blood spilled at Badr calls to its people. They cry and weep. The best men were slain and thrown into a pit.'" *Ishaq:365* "Drive off that fool of yours so that you might be safe from talk that makes no sense. Why do you taunt those who mourn over their dead? They lived good lives, and as such we must remember them. But now you have become like jackals."

Tabari VII:94 **"The Prophet said, 'Who will rid me of Ashraf?' Muhammad bin Maslamah, said, 'I will rid you of him, Messenger of Allah. I will kill him.' 'Do it then,' he said, 'if you can.'"**

Bukhari:V4B52N270 **"The Prophet said, 'Who is ready to kill Ka'b bin Ashraf who has really hurt Allah and His Apostle?' Muhammad bin Maslama said, 'O Allah's Apostle! Do you want me to kill him?' He replied in the affirmative."** ***Ishaq:365*** **"'Who will rid me of Ashraf?' Maslama said, 'I will deal with him for you. O Apostle, I will kill him.' Muhammad said, 'Do so if you can.'"**

Ishaq:365/Tabari VII:94 **"Muhammad bin Maslamah said, 'O Messenger, we shall have to tell lies.' 'Say what you like,' Muhammad replied. 'You are absolved, free to say whatever you must.'"**

Tabari VII:94/Ishaq:367 **"Maslamah made a plan to kill Ka'b, the enemy of Allah. Before they went to him, they sent Abu ahead. When he arrived, they spoke together for a while. They recited verses, for Abu was something of a poet. Then Abu said, 'Ka'b, I have come to you about a matter which I want you to keep secret.' 'Go ahead,' he replied. 'The arrival of the Prophet Muhammad has been an affliction for us.' Abu said, 'Most Arabs are now hostile to us. We cannot travel along the roads, and the result is that our families are facing ruin. We are all suffering.' Ka'b replied, 'I warned you that things would turn out like this.' Abu said, 'I would like you to sell us some food. We will give you some collateral and make a firm contract. Please treat us generously.'"**

Tabari VII:95 **"Abu said, 'We will deposit sufficient weapons with you to guarantee the payment of our debt.' Abu wanted to fool the Jew so that he would not be suspicious about the weapons when they came bearing them. Abu went back to his companions, informed them of what had happened.**

He told them to grab their swords and join him. Before leaving, they went to the house of the Messenger. Muhammad walked with them as far as Baqi al-Gharqad. Then he sent them off, saying, 'Go in Allah's name; O Allah, help them [assassinate the outspoken Jew]!' Then the Prophet went back home. It was a moonlit night, and they went forward until they reached Ka'b's house."

Ishaq:368 "Then Abu called out to him. He had recently married, and he leapt up in his bed. His wife took hold of the sheets, and said to the strange voice, 'You are a fighting man; as only a man of war leaves his house at an hour like this." *Bukhari:V5B59N369* "His wife asked him, 'Where are you going?' Ka'b replied, 'Out with Muhammad bin Maslamah and my brother Abu.' His wife said, 'I hear evil in his voice as if his words are dripping blood.' Ka'b said. 'They are my brother and my foster brother. A generous man should respond to a call at night even if invited to be killed.'"

Muslim:B19N4436 **"Muhammad said to his companions: 'As he comes down, I will extend my hands towards his head, I will touch his hair and smell it. When you see that I have got hold of his head, strip him. When I hold him fast, you do your job.'"** *Bukhari:V5B59N369* **"Muhammad said. 'I have never smelt a better perfume than this,' so that Ka'b would relax his guard. 'Will you allow me to smell your head?' Then Abu thrust his hand into the hair near his temple. When Muhammad got a strong hold of him, he said, 'Strike the enemy of Allah!' So they smote him."**

Ishaq:368 **"Their swords rained blows upon him, but to no avail. Muhammad bin Maslamah said, 'When I saw that they were ineffective, I remembered a long, thin dagger which I had in my scabbard. I took hold of it. By this time the enemy of Allah had shouted so loudly lamps had been lit in the homes around us. I plunged the dagger into his breast and pressed upon it so heavily that it reached his pubic region. Allah's enemy fell to the ground.'"**

Tabari VII:97/Ishaq:368 **"We carried Ka'b's head and brought it to Muhammad during the night. We saluted him as he stood praying and told him that we had slain Allah's enemy. When he came out to us we cast Ashraf's head before his feet. The Prophet praised Allah that the poet had been assassinated and complimented us on the good work we had done in Allah's Cause. Our attack upon Allah's enemy cast terror among the Jews, and there was no Jew in Medina who did not fear for his life.'"**

Ishaq:368 **"Ka'b's body was left prostrate. After his fall, all the Nadir Jews were brought low. Sword in hand we cut him down. By Muhammad's order we were sent secretly by night. Brother killing brother. We lured him to his death with guile [cunning or deviousness]. Traveling by night, bold as lions, we went into his home. We made him taste death with our deadly swords. We sought victory for the religion of the Prophet."**

Tabari VII:97 **"The next morning, the Jews were in a state of fear on account of our attack upon the enemy of Allah. After the assassination, the Prophet declared, 'Kill every Jew.'"**

Bukhari:V1B1N6 **"Just issue orders to kill every Jew in the country."**

Tabari VII:97/Ishaq:369 **"Thereupon Mas'ud leapt upon Sunayna, one of the Jewish merchants with whom his family had social and commercial relations and killed him. The Muslim's brother complained, saying, 'Why did you kill him? You have much fat in you belly from his charity.' Mas'ud answered, 'By Allah, had Muhammad ordered me to murder you, my brother, I would have cut off your head.' Wherein the brother said, 'Any religion that can bring you to this is indeed wonderful!'"**

Tabari VII:156/Ishaq:437 "In the fourth year of the Islamic Era the Prophet expelled the Nadir [a large Jewish community in Yathrib] from their homes.

Tabari VII:158 "Call Muhammad bin Maslamah to me.' When Muhammad came, he was told to go to the Jews and say, 'Leave my country. You have intended treachery.' He went and said, 'The Messenger orders you to depart from his country.' They replied, 'We never thought that an Aws would come with such a message.' 'Hearts have changed,' Muhammad said. 'Islam has wiped out our old covenants.'"

Ishaq:437 "The Apostle ordered them to prepare for war and to march against them. Muhammad personally led his men against the Nadir and halted in their quarter. The Jews took refuge against him in their homes, so he ordered their date palms to be cut down and burnt. They shouted, 'Muhammad, you have forbidden wonton destruction of property and have blamed those who perpetrated it. Why are you doing this?'" *Qur'an 59:5* "The palm trees you cut down or left standing intact was by Allah's dispensation so that He might disgrace the transgressors."

Ishaq:437 **"So Allah cast terror into the hearts of the Jews. Then the Prophet said, 'The Jews have declared war.'"**

Tabari VII:159 "The Messenger of Allah besieged the Banu Nadir for fifteen days until he had reduced them to a state of utter exhaustion, so that they would give him what he wanted. The terms in which the Prophet made peace with the Jews were: he would not shed their blood, he would expel them from their lands and settlements, providing for every three of them a camel and a water-skin." *Ishaq:438* "The Jews loaded their camels with their wives, children, and property. There were tambourines, pipes and singing. They went to Khaybar with such splendor as had never been seen from any tribe." *Ishaq:438* "The Nadir left their property to Muhammad and it became his personal possession, to do with it as he wished." *Ishaq:438* "Allah wreaked His vengeance on the Jews and gave His Apostle power over them and control to deal with them as he wished. Allah said, 'I turned out those who disbelieved of the Scripture People from their homes. And in the next world I will torment them again with a painful punishment in Hell. The palm trees you cut down were by Allah's permission; they were uprooted on My order. It was not destruction but it was vengeance from Allah to humble the evildoers. The spoil which Allah gave the Apostle from the Nadir belongs to him."

Bukhari:V4B52N153 "The properties of Nadir which Allah had transferred to His Apostle as Booty were not gained by the Muslims with their horses and camels. The properties therefore, belonged especially to Allah's Apostle who used to give his family their yearly expenditure and spend what remained thereof on arms and horses to be used in Allah's Cause."

Bukhari:V4B52N176 **"Allah's Apostle said, 'You Muslims will fight the Jews till some of them hide behind stones. The stones will betray them saying, "O Abdullah (slave of Allah)! There is a Jew hiding behind me; so kill him."'"**

Bukhari:V4B52N177 **"Allah's Apostle said, 'The Hour will not be established until you fight with the Jews, and the stone behind which a Jew will be hiding will say. "O Muslim! There is a Jew hiding behind me, so kill him."'"**

Ishaq:441 "A man who had neither shown treachery nor bad faith haply had a change of fortune and took revenge, cutting down their palm trees and killing the Nadir. A sharp sword in the hand of a brave man kills his adversary. The rabbis were disgraced for they denied mighty Lord Allah." Ishaq:442 "Sword in hand we brought down the Nadir. By Muhammad's order we beguiled them."

Tabari VIII:7 "The Quraysh said: 'Jews, you are the people of the first Scripture, and you have knowledge about the subject on which we and Muhammad have come to differ. Is our religion better or his?' 'Your religion is better,' they said. 'You are closer to the truth than he.'"

Ishaq:450 "They are the ones concerning whom Allah revealed: 'Have you not seen those to whom a portion of the Scripture has been given? They believe in idols and false deities. They say, "These are more rightly guided than those who believe?"-until the words, "Hell is sufficient for their burning. They are jealous and Allah has cursed them."'" *[4:51]*

Tabari VIII:15 "When the news reached Muhammad, he sent Sa'd, chief of the Aws to Ka'b. 'If it is true, speak to me in words that we can understand but that will be unintelligible to others. So he went out and found them engaged in the worst of what had been reported. They slandered the Messenger and said, 'There is no treaty between us.' Sa'd reviled them, and they reviled him. Sa'd was a man with a sharp temper. He told the Jews, 'Stop reviling him for the disagreement between us is too serious for an exchange of taunts.'"

Ishaq:461 "Just before the noon prayers, Gabriel came to the Apostle wearing a gold turban. He was riding a mule. He said, 'Have you laid down your weapons and stopped fighting, Muhammad?' 'Yes,' he replied. Gabriel said, 'The angels have not laid down their arms! I've just returned from pursuing the enemy. Allah commands you to march to the Qurayza. I, too, will attack the Jews and shake them out of their homes.'"

Bukhari:V5B59N443-8 "When the Prophet returned from the Trench, laid down his arms and took a bath, Gabriel came to him covered in dust. "Why have you laid down your sword? We angels have not set them down yet. It's time to go out against them.' The Prophet said, 'Where to go?' Gabriel said, 'This way,' pointing towards the Qurayza. So the Prophet went out to besiege them."

Bukhari:V5B59N444 "The dust rose in the streets of Medina as Gabriel's regiment marched through. The angels joined Allah's Apostle in attacking the Qurayza Jews."

Ishaq:461 "The Messenger commanded a crier to announce that all should heed and obey. He ordered that none should perform the afternoon prayer until after they reached the Qurayza settlement. The Prophet sent Ali ahead with his war banner against the Jews, and the Muslims hastened to it. Ali advanced toward their homes and heard insulting language from the Jews about Allah's Messenger. Ali ran back and told the Prophet that the Jews were rascals and that there was no need for him to go near those wicked men. 'Why?' Muhammad asked. 'Have you heard them insult me?' 'Yes,' Ali answered. 'Had they seen me,' Allah's Apostle replied, 'they would not have said anything of the sort.'"

Tabari VIII:28 "Before reaching the Qurayza, Muhammad greeted his Companions. 'Has anyone passed you?' he asked. 'Yes, Prophet,' they replied. 'Dihyah ibn Khalifah passed us on a white mule with a brocade covered saddle.' Allah's Apostle said, 'That was Gabriel. He was sent to the Qurayza to shake their homes and terrorize them.'"

Tabari VIII:29 **"The Prophet said, 'No one should pray the afternoon prayer until they are in the territory of the Qurayza because warfare against the Jews is incumbent upon Muslims.'"**

Ishaq:461 "The Muslims had been totally occupied with warlike preparations. They refused to pray until they had come upon the Jews in accordance with Muhammad's order. Allah did not find fault with them in His Book, nor did the Messenger reprimand them for it."

Tabari VIII:28 **"When the Messenger approached the Jews, he said, 'You brothers of apes! Allah shamed you and cursed you.'"**

Bukhari:V5B59N449 "On the day of the Qurayza siege, Allah's Apostle said to Hassan, 'Abuse them with your poems, for Gabriel is with you.'"

Ishaq:461 **"Muhammad besieged them for twenty-five nights. When the siege became too severe, Allah terrorized them. After the siege exhausted and terrorized them, the Jews felt certain that the Apostle would not leave them until he had exterminated them. So they decided to talk to Ka'b Asad. He said, 'Jews, you see what has befallen you. I shall propose three alternatives. Take whichever one you please.' He said, 'Swear allegiance to Muhammad and accept him; for it has become clear to you that he is a prophet sent from Allah. It is he that you used to find mentioned in your scripture book. Then you will be secure in your lives, your property, your children, and your wives.'"** ***Tabari VIII:30*** **"The Jews said, 'We will never abandon the Torah or exchange it for the Qur'an.' Asad said, 'Since you reject this proposal, then kill your children and your wives and go out to Muhammad and his Companions as men who brandish swords, leaving behind no impediments to worry you. If you die, you shall have left nothing behind; if you win you shall find other women and children.' The Jews replied, 'Why would we kill these poor ones? What would be the good of living after them?'"**

Ishaq:462 "Then the Jews asked, 'Send us Abu Lubaba, one of the Aws,' for they were confederates, 'so that we can ask his advice.' The Prophet complied and the Jews grabbed hold of him. The women and children were crying, so he felt pity for them. They said, 'Lubaba, do you think we should submit to Muhammad's judgment?' 'Yes,' he said. But he pointed with his hand to his throat, indicating that it would be slaughter. Lubaba later said, 'As soon as my feet moved, I knew that I had betrayed Allah's Apostle. He rushed away and tied himself to a pillar in the mosque. He cried, 'I will not leave this spot until Allah forgives me for what I've done. I betrayed His Apostle.'" *Ishaq:462/Tabari VIII:32* "I heard Allah's Apostle laughing at daybreak; so I said, 'Why are you laughing, Prophet? May Allah make you laugh heartily!' He replied, 'Lubaba has been forgiven.'" *Ishaq:463* "He vanished into the night. It is not known to this day what happened to him. Some allege that he was bound with a rotten rope and cast away."

Tabari VIII:33 "In the morning, the Jews submitted to the judgment of Allah's Messenger. The Aws [Medina Muslims] leapt up and said, 'Muhammad, they are our allies. You know what you did the other day with the allies of the Khazraj [another tribe of Medina Muslims]!' Before besieging the Qurayza, the

Messenger had besieged the Qaynuqa, who were the confederates of the Khazraj. They had submitted to his judgment and were banished."

***Bukhari: V5B59N448* "Sa'd said, 'O Allah! You know that there is nothing more beloved to me than to fight in Your Cause against those who disbelieve Your Apostle. If there remains any fight with the infidels, then keep me alive till I fight against them for Your sake.'"**

Ishaq:463 "En route to Muhammad, the Aws said, 'Treat our client well for the Prophet has put you in charge of this matter. After many requests, Sa'd said, 'The time has come for Sa'd, in the Cause of Allah, not to be influenced by anyone's reproach.' Some of the people who heard him, announced the impending death of the Qurayza before Sa'd Mu'adh reached them because of the words he had said."

Ishaq:463/Tabari VIII:34 "When Sa'd reached the Messenger of Allah and the Muslims, the Prophet said, 'Pass judgment on them.' Sa'd replied, 'I pass judgment that their men shall be killed, their women and children made captives, and their property divided.' Allah's Apostle proclaimed, 'You have passed judgment on the Jews with the judgment of Allah and the judgment of His Messenger.'"

***Bukhari: V5B59N362* "So the Prophet killed the Qurayza men. He distributed their women, children and property among the Muslims."**

***Tabari VIII:39* "After the affair of the Qurayza ended, the wound of Sa'd broke open. He prayed saying, 'O Allah, You know that there are no men whom I would rather fight and kill than men who called Your Messenger a liar.'"**

Ishaq:464 "The Jews were made to come down, and Allah's Messenger imprisoned them. Then the Prophet went out into the marketplace of Medina (it is still its marketplace today), and he had trenches dug in it. He sent for the Jewish men and had them beheaded in those trenches. They were brought out to him in batches. They numbered 800 to 900 boys and men. As they were being taken in small groups to the Prophet, they said to one another, 'What do you think will be done to us?' Someone said, 'Do you not understand. On each occasion do you not see that the summoner never stops? He does not discharge anyone. And that those who are taken away do not come back. By God, it is death!' The affair continued until the Messenger of Allah had finished with them all."

Tabari VIII:40 "Allah's Apostle commanded that furrows should be dug in the ground for the Qurayza. Then he sat down. Ali and Zubayr began cutting off their heads in his presence."

Tabari VIII:35/Ishaq:464 "Huyayy, the enemy of Allah, was brought out. He was wearing a rose-colored suit of clothes that he had torn all over with fingertip-sized holes so that it would not be taken as booty. His hands were bound to his neck with a rope. When he looked at Muhammad he said, 'I do not regret opposing you. Whoever forsakes God will be damned.' He sat down and was beheaded."

Ishaq:464/Tabari VIII:36 "According to Aisha, one Jewish woman was killed. She was by my side, talking with me while Allah's Messenger was killing her men in the marketplace."

Tabari VIII:38 "The Messenger of Allah commanded that all of the Jewish men and boys who had reached puberty should be beheaded. Then the Prophet divided the wealth, wives, and children of the Qurayza Jews among the Muslims." *Ishaq:465* "When their wrists were bound with cords, the Apostle was a sea of generosity to us."

Ishaq:465 "Then the Apostle divided the property, wives, and children of the Qurayza among the Muslims. Allah's Messenger took his fifth of the booty. He made known on that day the extra shares for horses and their riders-giving the horse two shares and the rider one. It was the first booty in which lots were cast."

Tabari VIII:38 "According to this example (Sunnah), the procedure of the Messenger of Allah in the divisions of booty became a precedent which was followed in subsequent raids." *Tabari VIII:39* "Then the Messenger of Allah sent Zayd with some of the Qurayza captives to Najd, and in exchange for them he purchased horses and arms."

Tabari VIII:38 **"The Prophet selected for himself from among the Jewish women of the Qurayza, Rayhanah. She became his concubine. When he predeceased her, she was still in his possession. When the Messenger of Allah took her as a captive, she showed herself averse to Islam and insisted on Judaism."**

Ishaq:466 **"The Apostle chose one of the Jewish women for himself. Her name was Rayhanah. She remained with him until she died, in his power. The Apostle proposed to marry her and put the veil on her but she said, 'Leave me under your power, for that will be easier. She showed a repugnance towards Islam when she was captured."**

Ishaq:466 "Allah sent down [a surah] concerning the Trench and Qurayza raid. The account is found in the Allied Troops. In it He mentions their trial and His kindness to the Muslims."

Ishaq:468 "Allah brought down the People of the Scripture Book. I forced the Qurayza from their homes and cast terror into their hearts. Some you slew, and some you took captive. You killed their men and enslaved their women and children. And I caused you to inherit their land, their dwellings, and their property. Allah can do all things.'"

Ishaq:479 "Slain in Allah's religion, Sa'd inherits Paradise with the martyrs. His was a noble testimony. When he pronounced his verdict on the Qurayza, he did not judge on his own volition. His judgment and Allah's were one. Sa'd is among those who sold his life for the Garden of Bliss." Ishaq:469 "An Ansar [Muslim] recited this poem: 'The throne of Allah shook for only one man: Sa'd the brave and bold, a glorious leader, a knight ever ready. Stepping into the battle, he cut heads to pieces."

Ishaq:469 "On the day the Qurayza Jews were slain, one Muslim was martyred. A stone was thrown on him and it inflicted a shattering wound. The Apostle said, 'He will have the reward of two martyrs.'"

Ishaq:475 "Allah commanded that horses should be kept for His enemy in the fight so they might vex them. We obeyed our Prophet's orders when he called us to war. When he called for violent efforts we made them. The Prophet's command is obeyed for he is truly believed. He will give us victory, glory, and a

life of ease. **Those [Jews] who call Muhammad a liar disbelieve and go astray. They attacked our religion and would not submit."**

Ishaq:481 "The Apostle slew them in their own town. With our troops he surrounded their homes. We shouted out cries in the heat of battle. The Jews were given the Scripture and wasted it. Being blind, [the illiterate man said] they strayed from the Torah. You Jews disbelieved the Qur'an and yet you have tasted the confirmation of what it said. May Allah make our raid on them immortal. May fire burn in their quarter. They will no longer ruin our lands. You [Jews] have no place here, so be off!"

Ishaq:480 **"The Qurayza met their misfortune [now there's an understated word]. In humiliation they found no helper. A calamity worse than that which fell upon the Nadir befell them. On that day Allah's Apostle came to them like a brilliant moon. We left them with blood upon them like a pool. They lay prostrate with the vultures circling round."**

ISLAM'S QUOTATIONS REGARDING WOMEN

Here are some examples of what Islam's Revealed Text, Surahs from the Holy Qur'an, and the Hadith stating what Muhammad had to say about:

WOMEN IN ISLAM:

Tabari IX:113 **"Allah permits you to shut them in separate rooms and to beat them, but not severely. If they abstain, they have the right to food and clothing. Treat women well for they are like domestic animals and they possess nothing themselves. Allah has made the enjoyment of their bodies lawful in his Qur'an."**

Tabari I:280 **"Allah said, 'It is My obligation to make Eve bleed once every month as she made this tree bleed. I must also make Eve stupid, although I created her intelligent.' Because Allah afflicted Eve, all of the women of this world menstruate and are stupid."**

Qur'an 4:3 **"If you fear that you shall not be able to deal justly with orphans, marry women of your choice who seem good to you, two or three or four; but if you fear that you shall not be able to do justice (to so many), then only one, or (a slave) that you possess, that will be more suitable. And give the women their dower as a free gift; but if they, of their own good pleasure, remit any part of it to you, eat it with enjoyment, take it with right good cheer and absorb it (in your wealth)."**

Qur'an 4:11 **"Allah directs you in regard of your Children's (inheritance): to the male, a portion equal to that of two females.... These are settled portions ordained by Allah."**

Bukhari:V1B22N28 **"The Prophet said: 'I was shown the Hell Fire and the majority of its dwellers were women who are disbelievers or ungrateful.' When asked what they were ungrateful for, the Prophet answered, 'All the favors done for them by their husbands.'"**

Muslim:B1N142 **"'O womenfolk, you should ask for forgiveness for I saw you in bulk amongst the dwellers of Hell.' A wise lady said: Why is it, Allah's Apostle, that women comprise the bulk of the inhabitants of Hell? The Prophet observed: 'You curse too much and are ungrateful to your spouses. You lack common sense, fail in religion and rob the wisdom of the wise.' Upon this the woman remarked: What is wrong with our common sense? The Prophet replied, 'Your lack of common sense can be determined from the fact that the evidence of two women is equal to one man. That is a proof.'"**

Qur'an 4:43 **"Believers, approach not prayers with a mind befogged or intoxicated until you understand what you utter. Nor when you are polluted, until after you have bathed. If you are ill, or on a journey, or come from answering the call of nature, or you have touched a woman, and you find no water, then take for yourselves clean dirt, and rub your faces and hands. Lo! Allah is Benign, Forgiving." [The Qur'an claims women are unclean and polluted—worse than dirt.]**

Bukhari:V4B55N547 **"The Prophet said, 'But for the Israelis, meat would not decay, and if it were not for Eve, wives would never betray their husbands.'"**

Qur'an 33:59 **"Prophet! Tell your wives and daughters and all Muslim women to draw cloaks and veils all over their bodies (screening themselves completely except for one or two eyes to see the way). That will be better."**

Qur'an 4:15 **"If any of your women are guilty of lewdness, take the evidence of four witnesses from amongst you against them; if they testify, confine them to houses until death [by starvation] claims them."**

Bukhari:V4B52N143/V5B59N523 **"When we reached Khaybar, Muhammad said that Allah had enabled him to conquer them. It was then that the beauty of Safiyah was described to him. Her husband had been killed, so Allah's Apostle selected her for himself. He took her along with him till we reached a place called Sad where her menses were over and he took her for his wife, consummating his marriage to her, and forcing her to wear the veil.'"**

Bukhari:V5B59N524 **"The Muslims said among themselves, 'Will Safiyah be one of the Prophet's wives or just a lady captive and one of his possessions?'"**

Ishaq:593 **"From the captives of Hunayn, Allah's Messenger gave [his son-in-law] Ali a slave girl called Baytab and he gave [future Caliph] Uthman a slave girl called Zaynab and [future Caliph] Umar another."**

Bukhari:V3B48N826 **"The Prophet said, 'Isn't the witness of a woman equal to half of that of a man?' The women said, 'Yes.' He said, 'This is because of the deficiency of a woman's mind.'"**

Ishaq:584 **"Tell the men with you who have wives: never trust a woman."**

Ishaq:185 **"In hell I saw women hanging by their breasts. They had fathered bastards."**

Qur'an 24:31 **"Say to the believing women that they should lower their gaze and guard their modesty; that they should not display their beauty except what (must) appear; that they should draw their veils over their bosoms and not display them except to their husbands..."**

Qur'an 24:34 **"Force not your slave-girls to whoredom (prostitution) if they desire chastity, that you may seek enjoyment of this life. [And here's the freedom-to-pimp card:] But if anyone forces them, then after such compulsion, Allah is oft-forgiving."**

Ishaq:469 **"The Apostle said, 'Every wailing woman lies except those who wept for Sa'd.'"**

Tabari VIII:62/Ishaq:496 **"Ali [Muhammad's adopted son, son-in-law, and future Caliph] said, 'Prophet, women are plentiful. You can get a replacement, easily changing one for another.'"**

Ishaq:496 **"Ask the slave girl; she will tell you the truth.' So the Apostle called Burayra to ask her. Ali got up and gave her a violent beating first, saying, 'Tell the Apostle the truth.'"**

Qur'an 24:1 **"(This is) a surah which We have revealed and made obligatory and in which We have revealed clear communications that you may be mindful. For the woman and the man guilty of adultery or fornication, flog each of them with a hundred stripes. Let not compassion move you in their case, in a matter prescribed by Allah. And let a party of the Believers witness their punishment."**

Qur'an 24:6 **"And for those who launch a charge against their wives, accusing them, but have no witnesses or evidence, except themselves; let the testimony of one of them be four testimonies, (swearing four times) by Allah that he is the one speaking the truth.**

By Craig Winn 2006 (The notes are by Craig Winn)

Edited by Fredrick P. Wilson FEB 2006

Attach: F

ISLAM'S QUOTATIONS REGARDING CHRISTIANS

Here are some examples of what Islam's Revealed Text, The Holy Quran (Suras are Chapters within it), and the Hadith stating what Muhammad had to say about:

CHRISTIANS:

Qur'an 5:17 **"Verily they are disbelievers and infidels who say, 'The Messiah, son of Mary, is God.'"**

Qur'an 5:51 **"Believers, take not Jews and Christians for your friends. They are but friends and protectors to each other."**

Qur'an 5:72 **"They are surely infidels who blaspheme and say: 'God is Christ, the Messiah, the son of Mary.' But the Messiah only said: 'O Children of Israel! Worship Allah, my Lord and your Lord.'"**

Qur'an 74:31 **"We have appointed nineteen angels to be the wardens of the Hell Fire. We made a stumbling-block for those who disbelieve and We have fixed their number as a trial for unbelievers in order that the People of the Book may arrive with certainty, and that no doubts may be left for the People of the Book, those in whose hearts is a disease."**

Ishaq:180 **"According to my information, the Apostle often sat by a young Christian slave named Jabr. The Meccans said, 'He is the one who teaches Muhammad most of what he brings.' Then Allah revealed, Qur'an 16:103 'We know what they (pagans) say: "It is only a mortal man who teaches him (Muhammad). But the tongue of the man they wickedly point to is notably foreign, while this (Qur'an) is pure Arabic."'**

Qur'an 72:15 **"But the Qasitun (disbelievers) are the firewood of hell."**
Qur'an 88:1 **"Has the narration reached you of the overwhelming (calamity)? Some faces (Jews and Christians) that Day, will be humiliated, downcast, scorched by the burning fire, while they are made to drink from a boiling hot spring."**

Qur'an 9:29 **"Fight those who do not believe in Allah or the Last Day, who do not forbid that which has been forbidden by Allah and His Messenger, or acknowledge**

the Religion of Truth (Islam), (even if they are) People of the Book (Christians and Jews), until they pay the Jizyah tribute tax in submission, feeling themselves subdued and brought low." [Another translation says:] "pay the tax in acknowledgment of our superiority and their state of subjection."

Ishaq:552 **"The Quraysh had put pictures in the Ka'aba including two of Jesus and one of Mary. Muhammad ordered that the pictures should be erased."**

Qur'an 5:14 **"From those, too, who call themselves Christians, We made a covenant, but they forgot and abandoned a good part of the message that was sent them: so we estranged them, stirred up enmity and hatred among them to the Day of Doom. Soon will Allah show them the handiwork they have done."**

Qur'an 5:15 **"O People of the Book! There has come to you Our Apostle, revealing to you much that you used to hide in your Scripture, suppressing and passing over much. There has come to you from Allah a (new) light (Muhammad) and a clear Book [the Qur'an]."**

Qur'an 5:17 **"...Say (Muhammad): 'Who then has the least power against Allah, if His will were to destroy Christ, the Messiah, the son of Mary, his mother, and everyone else on earth?"**

Qur'an 5:18 **"The Jews and the Christians say: 'We are sons of Allah, and his beloved.' Say: 'Why then does He punish you for your sins? Nay, you are but men. He forgives whom He wishes and punishes whom He pleases.'"**

Qur'an 5:35 **"Believers, fear Allah and seek the way to approach Him, striving hard, fighting Jihad with all your might in His Cause that you may be successful. As for the disbelievers [previously defined as Christians], if they had everything on earth, two times over, to give as ransom for the penalty of the Day of Doom, it would never be accepted from them. Theirs will be a painful torment. They will desire to get out of the fire, but they shall not be released from it. They shall have an everlasting torture."**

Qur'an 5:47 **"Let the people of the Gospel judge by what Allah has revealed therein. If any fail to judge by what Allah has revealed, they are (no better than) those who rebel."**

Qur'an 5:48 **"To you [Christians] We sent the Scripture in truth, confirming the scripture that came before it, and guarding it in safety: so judge between them by what Allah has revealed."**

Qur'an 5:49 **"And this (He commands): Judge between them by what Allah has revealed and follow not their [Christian] desires, but beware of them lest they beguile you, seducing you away from any of that which Allah hath sent down to you. And if they turn you away [from being Muslims], be assured that for their crime it is Allah's purpose to smite them. Truly most men are rebellious."**

Qur'an 5:57 **"Believers, take not for friends those who take your religion for a mockery or sport, a joke, whether among those who received the Scripture before you or among those who reject Faith; but fear Allah."**

Qur'an 5:68 **"Say: 'People of the Scripture Book! You have no ground to stand upon unless you observe the Taurat [Torah], the Injeel [Gospel], and all the Revelation that has come to you from your Lord.' It is certain to increase their rebellion and blasphemy. But grieve you not over unbelieving people."**

Qur'an 5:72 **"...Lo! Whoever joins other gods with Allah or says He has a partner, Allah has forbidden Paradise, and the Hell Fire will be his abode. There will for the wrong-doers be no one to help."**

Qur'an 5:73 **"They are surely disbelievers who blaspheme and say: 'God is one of three in the Trinity for there is no Ilah (God) except One, Allah. If they desist not from saying this (blasphemy), verily a grievous penalty will befall them—the disbelievers will suffer a painful doom."**

Qur'an 5:75 **"The Messiah, Christ, the son of Mary, was no more than a messenger; many were the messengers that passed away before him. His mother was a woman of truth. They had to eat their food. See how Allah does make His signs clear to them; yet see in what ways they are deluded!"**

Qur'an 4:157 **"'We [Jews] killed the Messiah, Jesus,' but they killed him not, nor crucified him. It appeared so to them (as the resemblance of Jesus was put over another man and they killed that man). Nay, Allah raised him up unto Himself. Those who differ with this version are full of doubts. They have no knowledge and follow nothing but conjecture. For surely they killed him not."**

Qur'an 4:171 "O People of the Book! Do not exaggerate in your religion; nor speak lies of Allah. The Messiah, Christ Jesus, the son of Mary was (no more than) a messenger of Allah, and His Word, which He bestowed on Mary, and a Spirit proceeding from Him. So believe in Allah and His messengers. Say not 'Trinity.' Cease and Desist: (it is) better for you: for Allah is one Ilah (God). (Far it is removed from him of) having a son. To Him belong all things in the heavens and on earth. And enough is Allah as a Disposer of affairs. The Messiah is proud to be a slave of Allah, as are the angels, those nearest. Those who disdain His worship and are arrogant. He will gather them all together unto Himself to (answer).... He will punish with a painful doom; Nor will they find, besides Allah, any to protect or save them."

Qur'an 4:159 "And there is none of the People of the Book but will believe in him (Jesus as only a messenger of Allah and a human being) before his (Jesus') death. He will be a witness against them."

Qur'an 5:77 "Say (Muhammad): 'People of the Book, do not overstep the bounds in your religion, or follow the people who erred and led many astray. Cursed are the unbelievers among the Children of Israel by David and Jesus.... They do vile things, allying themselves with the infidels so that Allah's indignation is upon them and in torment they will suffer for all eternity." [Another translation reads:] "Curses were pronounced on the unbelievers, the Children of Israel who rejected Islam, by the tongues of David and of Jesus because they disobeyed and rebelled."

Qur'an 5:80 "You see many of them allying themselves with the unbelieving infidels. Vile indeed are their souls. Allah's wrath is on them, and in torment will they abide." _Qur'an 5:81_ "If only they had believed in Allah, in the Prophet, and in what had been revealed to him."

Qur'an 5:82 "You will find the Jews and disbelievers [defined as Christians in 5:73] the most vehement in hatred for the Muslims."

Qur'an 5:110 "And God will say: 'O Jesus! Recount My favor to you and to your mother. Behold! I strengthened you with the Holy Spirit so that you spoke to the people in the cradle and in the prime of life. Behold! I taught you the law and the judgment, the Torah and the Gospel. And behold, you made out of clay, as it were, the figure of a bird and you breathed into it and it became a bird by My permission. And you healed those born blind by My permission and the lepers by My permission. And behold! You raised forth the dead by My permission. And behold! I did restrain the Jews from harming you when you came with clear proofs. And the unbelievers among the Jews said: 'This is nothing but magic.'"

Qur'an 5:111 **"Behold! I inspired the [Christian] disciples to have faith in Me and My Messenger. They said, 'We are believers, and bear witness that we prostrate ourselves to Allah as Muslims.'"** *Qur'an 5:112* **"Behold! The disciples, said: 'O Jesus, can your Lord send down to us a table well laid out from heaven?' Said Jesus: 'Fear Allah, if you have faith.' When the disciples said: 'O Jesus, son of Mary, is your Lord able to send down for us a table spread with food from heaven?' He said: "Observe your duty to Allah, if you are true believers.'"** *Qur'an 5:113* **"They said: 'We only wish to eat thereof to satisfy our hearts, and to know that you have told us the truth. We want to witnesses a miracle.' Said Jesus, the son of Mary: 'O Allah our Lord! Send us from heaven a table well laid out, that there may be for us a feast, a Sign from you."** *Qur'an 5:115* **"Allah said: 'I am going to send it down unto you, but if any of you after that disbelieves, resisting Faith [Islam], I will punish him with a torment such as I have not inflicted on any one of my creatures, man or jinn. I will punish them with a torment such as I have not inflicted on any one of my creatures."**

Qur'an 5:116 **"And behold! Allah will say: 'O Jesus, the son of Mary! Did you say unto men, worship me and my mother as two gods besides Allah?' He will say: 'Glory to You! Never could I utter what I had no right."** *Qur'an 5:117* **"I only said what You (Allah) commanded me to say: Worship Allah, my lord and your Lord. I was a witness over them while I dwelt amongst them but you took me up. (This is a great admonition and warning to the Christians of the whole world.)"**

Tabari IX:15 **"One of the Ansari who was plundering the slain came upon a Thaqif boy. He discovered that he was an uncircumcised Christian. He uncovered others and then yelled out at the top of his voice, 'Allah knows that the Thaqif are uncircumcised."**

Tabari IX:86 **"Don't seduce the Jews or Christians for incumbent on them is to pay the jizyah protection tax."**

Bukhari:V2B23N414 **"The Prophet in his fatal illness said, "Allah cursed Jews and Christians because they took their Prophets' graves as places for praying.'"**

Bukhari:V5B59N727 **"When Allah's Apostle became seriously sick, he started covering his face with a woolen sheet. When he felt short of breath, he removed it, and said, 'That is so! Allah's curse be on Jews and Christians.'"**

Bukhari:V4B55N607 **"Allah's Apostle said, 'On the night of my Ascension to Heaven, I saw Jesus with a red face as if he had just come out of a bathroom. And I resemble Abraham more than any of his offspring.'"**

Qur'an 2:111 **"They say: 'None shall enter Paradise unless he be a Jew or a Christian.' Those are their (vain) desires. Say: 'Produce your proof if you are truthful.' Nay, whoever submits His face to Allah and surrenders, he will get his reward; on such shall be no fear, nor shall they grieve. The Jews say: 'The Christians follow nothing; and the Christians say: 'the Jews follow nothing (true);' Yet they (profess to) recite the (same) Scripture Book. But Allah will judge between them in their quarrel."**

Qur'an 9:30 **"The Jews call Uzair the son of Allah, and the Christians say that the Messiah is the son of Allah. That is their saying from their mouths; they but imitate what the unbelievers of old used to say. Allah's (Himself) fights against them, cursing them, damning and destroying them. How perverse are they!"**

Qur'an 9:31 **"They (Jews and Christians) consider their rabbis and monks to be gods besides Allah. They also took their Lord Messiah to be a god but they were commanded (in the Taurat and Injeel) to worship only One Ilah (God). There is no ilah (god) but He. Too holy is He for the partners they associate (with Him)."**

Qur'an 9:34 **"Believers, there are many (Christian) monks and (Jewish) rabbis who in falsehood devour the wealth of mankind and hinder (men) from the way of Allah. And there are those who bury gold and silver and spend it not in Allah's Cause. (Muhammad) announce unto them tidings of a painful torture. On the Day [of Doom] heat will be produced out of that (wealth) in the Fire of Hell. It will be branded on their foreheads, their flanks, and their backs. 'This is the (treasure) which you hoarded for yourselves: now taste it!'"**

Qur'an 2:116 **"They say: 'Allah hath begotten a son: glory be to Him.' Nay, to Him belongs all that is in heavens and on earth: All are subservient and obedient to Him."**

Qur'an 2:145 **"Even if you were to bring to the people of the Scripture Book all the Signs, they would not follow Your Qiblah; nor are you going to follow their Qiblah; nor indeed will they follow each other's Qiblah."**

Qur'an 2:146 **"The People of the Book, unto whom We gave the Scripture,**

know/recognize this revelation/him as they know/recognize their own sons; But lo! a party of them knowingly conceals truth."

Qur'an 2:71 **"The semblance of the infidels is one who shouts to one who cannot hear. They are deaf, dumb, and blind. They make no sense."**

Qur'an 2:174 **"Those who conceal Allah's revelations in the [Bible] Scripture Book, and thus make a miserable profit thereby [selling it to Muhammad], swallow Fire into themselves; Allah will not address them. Grievous will be their doom."** *Qur'an 2:175* **"They are the ones who bartered away guidance for error and Torment in place of Forgiveness. Ah, what boldness (they show) for the Fire! (Their doom is) because Allah sent down the Book in truth but those who seek causes of dispute in the Book are in a schism of great opposition."**

Tabari VIII:98 **"Between the truce of Hudaybiyah and his death, the Messenger dispersed his Companions with letters. 'I have been sent as a mercy and for all. Therefore, convey the message from me, and Allah shall have mercy on you. Do not become disobedient to me as the Disciples became disobedient to Jesus. He called them to the like of what I called you to. Those whom he sent close by were pleased and accepted; those whom he sent far off were refused. Jesus complained of their behavior to Allah, and when they awoke the next morning, each could speak the language of the people to whom he had been sent. Then Jesus said, 'This is an affair that Allah has determined for you; so go forth!'"**

Qur'an 8:50 **"If you could have seen the infidels when the angels drew away their souls, striking their faces and smiting their backs. The angels said: 'Taste the penalty of the blazing Fire.'"**

Qur'an 8:52 **"They brought this on themselves. Their case is like that of Pharaoh and of those before them. They denied and rejected the revelations of Allah, and Allah destroyed them, punishing them for their crimes: for Allah is strict, severe in punishment."**

Qur'an 61:6 **"And Jesus, the son of Mary, said: 'Children of Israel, I am the Messenger of Allah (sent) to you, confirming that (which was revealed) before me in the Torah, and giving Glad Tidings of a Messenger to come after me, whose name shall be Ahmad, the Praised One.' But when he came to them with Clear Signs, they said, 'this is sorcery!'"**

Qur'an 61:14 **"O Muslims! Be helpers of Allah: As Jesus the son of Mary said to the Disciples, 'Who will be my helpers (in the Cause) of Allah?' Said the disciples, 'We are Allah's helpers!' Then a portion of the Children of Israel believed, and a portion disbelieved: But We gave power to those who believed against their enemies, and they became the victorious."**

Qur'an 3:37 **"Mariam was given into the care of Zacharyah. Whenever he came to see her in her chamber he found her provided with food, and he asked, 'Where has this come from Mary?' She said, 'From Allah who gives in abundance to whomsoever He will. Zacharyah prayed, 'Bestow on me offspring that is good [i.e., not a girl]. As he stood in the chamber the angels said, 'Allah sends you tidings of Yahya (John) who will confirm a thing from Allah (the creation of Isa (Jesus), the Word of Allah) and be a noble prophet, one who is upright and does good [a Muslim]."**

Qur'an 3:42Qur'an 3:44 **"Behold! the angels said: 'Mariam! Allah has chosen you and purified you above the women of all nations and creation (including jinn). Mary! submit with obedience to your Lord (Allah). Prostrate yourself, and bow down with those [Muslims] who bow down." "This is part of the tidings of the things unseen, which you have no knowledge and We reveal unto you (Messenger!) by inspiration. You were not with them when they cast lots with arrows, as to which of them should be charged with the care of Mariam. Nor were you with them when they disputed."**

Qur'an 3:45 **"Behold, the angels said: 'O Mariam! Allah gives you glad tidings of a Word from Him: his name will be the Messiah, Isa (Jesus), the son of Mariam, held in honor in this world and the Hereafter and of those nearest to Allah."**

Qur'an 4.171 **"O people of the Book (Christians), do not be fanatical in your faith, and say nothing but the truth about Allah. The Messiah who is Isa (Jesus), son of Mariam, was only a messenger of Allah, nothing more. He bestowed His Word on Mariam and His Spirit. So believe in Allah and say not Trinity for Allah is one Ilah (God)...far be it from His Glory to beget a son."**

Qur'an 3:46 **"And he shall speak to the people when in the cradle and when of old age, and shall be one of the good ones."**

Bukhari:V4B55N645 **"The Prophet said, 'None spoke in cradle but three: The first was Jesus, the second was an Israeli called Juraij. While he was offering his prayers, his mother called him. He said, "Shall I answer her or keep on praying?" He went on praying and did not answer her. His mother said, "O Allah! Do not let him die till he sees the faces of prostitutes."**

Qur'an 3:47 **"Mary said: 'O my Lord! How shall I have a son when no man has touched me?' He said: 'Even so: Allah creates what He wills: When He has decreed a plan, He but says to it, 'Be,' and it is!"** *Qur'an 3:48* **"And Allah will teach him the Scripture Book and Wisdom, the Torah and the Gospel, and appoint him a messenger to the Children of Israel, with this message: 'Lo! I come unto you with a Sign from your Lord. Lo! I fashion for you out of clay the likeness of a bird, and I breathe into it and it is a bird, by Allah's leave. I heal him who was born blind, and the leper, and I raise the dead, by Allah's leave." [As if reading a different Arabic text, the Ali translation says:] "He will teach him the Law and the Judgment, the Torah and the Gospel, and he will be Apostle to the children of Israel, (saying) 'I have come to you with a prodigy from your Lord that I will fashion the state of destiny out of the mire for you and breathe (a new spirit) into it, and (you) will rise by the will of Allah."**

Bukhari:V4B55N657 **"Allah's Messenger said, 'Isa (Jesus), the son of Mariam, will shortly descend amongst you Muslims and will judge mankind by the law of the Qur'an. He will break the cross and kill the swine [Jews] and there will be no Jizyah tax taken from non-Muslims. Money will be so abundant no one will accept it. So you may recite this Holy Verse: "Isa (Jesus) was just a human being before his death. On the Day of Resurrection he (Jesus) will be a witness against the Christians.''"**

Bukhari:V4B55N658 **"Allah's Apostle said 'How will you be when the son of Mary (i.e. Jesus) descends amongst you and he will judge people by the Law of the Qur'an and not by the law of Gospel.'"**

Bukhari:V4B55N651-2 **"I heard Allah's Apostle saying, 'I am the nearest of all the people to Jesus. There has been no prophet between me and Jesus. All the prophets are paternal brothers; their mothers are different, but their religion is one.'"**

Qur'an 3:50 **"(I [Isa/Jesus] have come) to attest the Torah which was before me. And to make lawful to you part of what was forbidden; I have come to you with a Sign from your Lord. So fear Allah, and obey me. Lo! Allah is my Lord and your Lord, so worship Him. That is a straight path."**

Bukhari:V4B56N814 **"There was a Christian who embraced Islam and he used to write the revelations for the Prophet. Later on he returned to Christianity again he used to say: 'Muhammad knows nothing but what I have written for him.'"**

Qur'an 3:52 **"But when Jesus became conscious of their disbelief, he cried: 'Who will**

be my helpers in the Allah's Cause? The disciples said: We will be Allah's helpers. We believe in Allah, and do you bear witness that we are Muslims." *Qur'an 3:54* **"And they (the disciples from the previous verse) schemed, and Allah schemed and plotted (against them): and Allah is the best of schemers." [Another translation reads:]** *Qur'an 3:54* **"'Lord, we believe in Your revelations [the Torah and Gospels] and follow this Apostle [Jesus]. Enroll us among the witnesses.' But the Christians contrived a plot and Allah did the same; but Allah's plot was the best." [A third translation says that "they" refers to "disbelievers," not the disciples and they plotted to kill Jesus.] "And they (disbelievers) plotted (to kill Isa [Jesus]) and Allah plotted too."**

Qur'an 3:55 **"Allah said, 'Jesus, I will take you and raise you to Myself and rid you of the infidels (who have forged the lie that you are My son).... Those who are infidels will surely receive severe torment both in this world and the next; and none will they have as a savior for them." [Interesting, considering...]** *Qur'an 5:72* **"They are surely infidels who say; 'God is the Christ, the Messiah, the son of Mary." [Another translation reads:]** *Qur'an 3:55* **"Behold! Allah said: 'O Jesus! I will take you and raise you to Myself and clear you (of the falsehoods) of those who blaspheme; I will make those who follow you superior to those who reject faith. Then shall you all return unto me, and I will judge between you on the matters wherein you dispute." [Another:] "(Remember) when Allah said: 'Jesus! Lo! I am gathering you and causing you to ascend unto Me. I am cleansing you of those who disbelieve." [A fourth reads:] "When Allah said: 'Jesus, I am going to terminate the period of your stay (on earth) and cause you to ascend unto Me and purify you of those who disbelieve.... I will decide between you concerning that which you differed."**

Qur'an 3:56 **"As for those disbelieving infidels, I will punish them with a terrible agony in this world and the next. They have no one to help or save them."** *Qur'an 3:58* **"This is what We rehearse to you of the Signs and Message, a wise reminder. The similitude (likeness) of Jesus before Allah is as that of Adam; He created him from dust, then said to him: 'Be.' And he was."**

Qur'an 3:60 **"The Truth (comes) from Allah alone. So be not of those who doubt, waver or dispute. If any one disputes in this matter with you, now after knowledge has come to you, say: 'Come! Let us gather together our sons and women among ourselves. Then let us earnestly pray, and invoke the curse of Allah on those who lie!'"**

Qur'an 3:61 **"If anyone disputes with you about Jesus being divine, flee them and pray that Allah will curse them."** *Qur'an 3:62* **"This is the true account, the true explanation: There is no Ilah (God) except Allah; and Allah—He is the Mighty, the Wise. And if they turn away, then lo! Allah is aware of the corrupters, the mischief-makers. Say: 'O People of the Book, come to common terms as an agreement**

between us and you: That we all shall worship none but Allah; that we associate no partners with him; and that none of us shall take others for lords beside Allah.' If then they turn back, say you: 'Bear witness that we (at least) are Muslims surrendered."

Qur'an 3:67 **"Abraham was not a Jew nor yet a Christian; but he was a true Muslim, surrendered to Allah (which is Islam), and he joined not gods with Allah." Qur'an 3:69 "It is the wish of the followers of the People of the Book to lead you astray. But they make none to go astray except themselves, but they perceive not. You People of the Book! Why reject you the signs, proofs, and verses of Allah, of which you are witnesses? You People of the Book! Why do you clothe Truth with falsehood, and conceal the Truth?"**

Qur'an 3:118 **"O you who believe! Take not into your intimacy those outside your religion (pagans, Jews, and Christians). They will not fail to corrupt you. They only desire your ruin. Rank hatred has already appeared from their mouths. What their hearts conceal is far worse. When they are alone, they bite off the very tips of their fingers at you in their rage. Say unto them: 'Perish in your rage.'"**

Qur'an 4:48 **"Allah forgives not that partners [Christ as God] should be set up with Him; but He forgives anything else, to whom He please; to set up partners with Allah is to devise a sin most heinous."**

Qur'an 4:50 **"Behold! how they invent lies against Allah! That is flagrant sin."**

Qur'an 4:51 **"Have you not seen those to whom a portion of the Book has been given? They believe in sorcery and false deities and say of those who disbelieve: these are better guided than those who believe. They are (men) whom Allah has cursed: And those whom Allah has cursed, you will find that they have no savior."**

Qur'an 4:54 **"Are they jealous and envious what Allah has given them of his bounty? But We had already given the house of Abraham the Book, and conferred upon them a grand kingdom. Some of them believed, and some of them averted their faces from him. And Hell is sufficient for their burning. Those who reject our Signs, We shall soon cast into the Fire. As often as their skin is burnt and singed, roasted through, We shall change it for fresh skin, so that they may go on tasting the torment."**

BY Craig Winn 2006 (The notes are by Craig Winn) Edited by: Fredrick P. Wilson FEB 2006

Attach: G

Summary of Qur'an details

This ordering of the Suras can be found at:
http://www.answering-islam.de/Main/Index/Q/quran.html

There is disagreement amongst various experts on the exact order of the Suras. There is little disagreement regarding which ones were written in Mecca and which in Madina, but there is some disagreement within several subsets of their order. This listing is one of the most agreed upon offerings.

Some Suras have alternative names. They are given in a new line [and in brackets]. However, the list of alternative names is not complete yet.

s/no	name	English Names	#verses	place	chronological order
1	Al-Fatihah	The Opening	7	Mecca	5
2	Al-Baqarah	The Cow	286	Madina	87
3	Âl 'Imran	The Family of 'Imran	200	Madina	89
4	An-Nisa'	Women	176	Madina	92
5	Al-Ma'idah	The Flood	120	Madina	112
6	Al-An`am	The Cattle	165	Mecca	55
7	Al-A`raf	The Elevated Places	206	Mecca	39
8	Al-Anfal	The Spoils of War	75	Madina	88
9	At-Taubah	Repentance	129	Madina	113
	[Bara'ah]	[Immunity / Disavowal]			
10	Yunus	Jonah	109	Mecca	51
11	Hud	Hud	123	Mecca	52
12	Yusuf	Joseph	111	Mecca	53
13	Al-Ra`d	The Thunder	43	Madina	96
14	Ibrahim	Abraham	52	Mecca	72
15	Al-Hijr	The Rock	99	Mecca	54
16	An-Nahl	The Bee	128	Mecca	70
17	Bani Isra'il	The Israelites	111	Mecca	50
18	Al-Kahf	The Cave	110	Mecca	69
19	Maryam	Mary	98	Mecca	44
20	Ta Ha	Ta Ha	135	Mecca	45
21	Al-Anbiya'	The Prophets	112	Mecca	73
22	Al-Hajj	The Pilgrimage	78	Madina	103
23	Al-Mu'minun	The Believers	118	Mecca	74

24	An-Nur	The Light	64	Madina	102
25	Al-Furqan	The Criterion	77	Mecca	42
26	Ash-Shu`ara'	The Poets	227	Mecca	47
27	An-Naml	The Ant	93	Mecca	48
28	Al-Qasas	The Narrative	88	Mecca	49
29	Al-`Ankabut	The Spider	69	Mecca	85
30	Ar-Rum	The Romans	60	Mecca	84
31	Luqman	Lukman	34	Mecca	57
32	As-Sajdah	The Adoration	30	Mecca	75
33	Al-Ahzab	The Allies	73	Madina	90
34	Saba'	Sheba	54	Mecca	58
35	Fatir	The Creator	45	Mecca	43
36	Ya Sin	Ya Sin	83	Mecca	41
37	As-Saffat	The Rangers	182	Mecca	56
38	Sad	Sad	88	Mecca	38
39	Az-Zumar	The Companies	75	Mecca	59
40	Al-Mu'min	The Forgiving One	85	Mecca	60
41	Ha Min Sajdah	Revelations Well Expounded	54	Mecca	61
42	Ash-Shura	The Counsel	53	Mecca	62
43	Az-Zukhruf	The Embellishment	89	Mecca	63
44	Ad-Dukhan	The Evident Smoke	59	Mecca	64
45	Al-Jathiyah	The Kneeling	37	Mecca	65
46	Al-Ahgaf	The Sandhills	35	Mecca	66
47	Muhammad	Muhammad	38	Madina	95
48	Al-Fath	The Victory	29	Madina	111
49	Al-Hujurat	The Chambers	18	Madina	106
50	Qaf	Qaf	45	Mecca	34
51	Adh-Dhariyat	The Scatterers	60	Mecca	67
52	At-Tur	The Mountain	49	Mecca	76
53	An-Najm	The Star	62	Mecca	23
54	Al-Qamr	The Moon	55	Mecca	37
55	Ar-Rahman	The Merciful	78	Madina	97
56	Al-Waqi`ah	That Which is Coming	96	Mecca	46
57	Al-Hadid	The Iron	29	Madina	94
58	Al-Mujadilah	She Who Pleaded	22	Madina	105

Summary of Holy Qur'an Details - Suras in Chronological Order

This listing is just an Excell File Ordered per the "Summary of Qur'an details"

Actual Historical Sura #	Name	early (Mecca) or late (Madina)	Chronological order (1 is the first Sura written, 114 is the last one written)
96	The Clot	Mecca	1
68	The Pen	Mecca	2
73	The Mantled One	Mecca	3
74	The Clothed One	Mecca	4
1	The Opening	Mecca	5
111	The Fame	Mecca	6
81	The Cessation	Mecca	7
87	The Most High	Mecca	8
92	The Night	Mecca	9
89	The Dawn	Mecca	10
93	The Morning Hours	Mecca	11
94	The Laying Open	Mecca	12
103	The Epoch	Mecca	13
100	The Assaulters	Mecca	14
108	The Abundance	Mecca	15
102	Aquisitiveness	Mecca	16
107	The Small Kindness	Mecca	17
109	The Unbelievers	Mecca	18
105	The Elephant	Mecca	19
113	The Daybreak	Mecca	20
114	Humankind	Mecca	21
112	The Unity	Mecca	22
53	The Star	Mecca	23
80	He Frowned	Mecca	24
97	The Majesty	Mecca	25
91	The Sun	Mecca	26
85	The Constellations	Mecca	27
95	The Fig	Mecca	28
106	The Quraysh	Mecca	29
101	The Terrible Calamity	Mecca	30
75	The Resurrection	Mecca	31
104	The Slanderer	Mecca	32
77	The Emissaries	Mecca	33
50	Qaf	Mecca	34
90	The Ground	Mecca	35
86	The Night-Traveling Star	Mecca	36
54	The Moon	Mecca	37
38	Sad	Mecca	38
7	The Elevated Places	Mecca	39
72	The Jinn	Mecca	40

36	Ya Sin	Mecca	41
25	The Criterion	Mecca	42
35	The Creator	Mecca	43
19	Mary	Mecca	44
20	Ta Ha	Mecca	45
56	That Which is Coming	Mecca	46
26	The Poets	Mecca	47
27	The Ant	Mecca	48
28	The Narrative	Mecca	49
17	The Israelites	Mecca	50
10	Jonah	Mecca	51
11	Hud	Mecca	52
12	Joseph	Mecca	53
15	The Rock	Mecca	54
6	The Cattle	Mecca	55
37	The Rangers	Mecca	56
31	The Lukman	Mecca	57
34	Sheba	Mecca	58
39	The Companies	Mecca	59
40	The Forgiven One	Mecca	60
41	Revelations Well Expounded	Mecca	61
42	The Counsel	Mecca	62
43	The Embellishment	Mecca	63
44	The Evident Smoke	Mecca	64
45	The Kneeling	Mecca	65
46	The Sandhills	Mecca	66
51	The Scatterers	Mecca	67
88	The Overwhelming Calamity	Mecca	68
18	The Cave	Mecca	69
16	The Bee	Mecca	70
71	Noah	Mecca	71
14	Abraham	Mecca	72
21	The Prophets	Mecca	73
23	The Believers	Mecca	74
32	The Adoration	Mecca	75
52	The Mountain	Mecca	76
67	The Kingdom	Mecca	77
69	The Inevitable	Mecca	78
70	The Ladders	Mecca	79
78	The Tidings	Mecca	80
79	Those Who Pulled Out	Mecca	81
82	The Cleaving Asunder	Mecca	82
84	The Rending	Mecca	83
30	The Romans	Mecca	84
29	The Spider	Mecca	85
83	The Defrauders	Mecca	86

59	Al-Hashr	The Exile	24	Madina	101
60	Al-Mumtahanah	She Who is Tested	13	Madina	91
61	As-Saff	The Ranks	14	Madina	109
62	Al-Jum`ah	The Day of Congregation	11	Madina	110
63	Al-Munafiqun	The Hypocrites	11	Madina	104
64	At-Taghabun	The Cheating	18	Madina	108
65	At-Talaq	The Divorce	12	Madina	99
66	At-Tahrim	The Prohibition	12	Madina	107
67	Al-Mulk	The Kingdom	30	Mecca	77
68	Al-Qalam	The Pen	52	Mecca	2
69	Al-Haqqah	The Inevitable	52	Mecca	78
70	Al-Ma`arij	The Ladders	44	Mecca	79
71	Nuh	Noah	28	Mecca	71
72	Al-Jinn	The Jinn	28	Mecca	40
73	Al-Muzammil	The Mantled One	20	Mecca	3
74	Al-Mudathir	The Clothed One	56	Mecca	4
75	Al-Qiyamah	The Resurrection	40	Mecca	31
76	Ad-Dahr	The Man	31	Madina	98
77	Al-Mursalat	The Emissaries	50	Mecca	33
78	An-Naba'	The Tidings	40	Mecca	80
79	An-Naziat	Those Who Pulled Out	46	Mecca	81
80	`Abasa	He Frowned	42	Mecca	24
81	At-Takwir	The Cessation	29	Mecca	7
82	Al-Infitar	The Cleaving Asunder	19	Mecca	82
83	At-Tatfif	The Defrauders	36	Mecca	86
84	Al-Inshiqaq	The Rending	25	Mecca	83
85	Al-Buruj	The Constellations	22	Mecca	27
86	At-Tariq	The Night-Comer	17	Mecca	36
87	Al-A`la	The Most High	19	Mecca	8
88	Al-Ghashiyah	The Overwhelming Calamity	26	Mecca	68
89	Al-Fajr	The Dawn	30	Mecca	10
90	Al-Balad	The City	20	Mecca	35
91	Ash-Shams	The Sun	15	Mecca	26
92	Al-Layl	The Night	21	Mecca	9
93	Ad-Duha	The Early Hours	11	Mecca	11

94	Al-Inshirah	The Expansion	8	Mecca	12
95	At-Tin	The Fig	8	Mecca	28
96	Al-`Alaq	The Clot	19	Mecca	1
97	Al-Qadr	The Majesty	5	Mecca	25
98	Al-Bayyinah	The Proof	8	Madina	100
99	Al-Zilzal	The Shaking	8	Madina	93
100	Al-`Adiyat	The Assaulters	11	Mecca	14
101	Al-Qari`ah	The Terrible Calamity	11	Mecca	30
102	At-Takathur	Worldly Gain	8	Mecca	16
103	Al-`Asr	Time	3	Mecca	13
104	Al-Humazah	The Slanderer	9	Mecca	32
105	Al-Fil	The Elephant	5	Mecca	19
106	Al-Quraysh	The Quraish	4	Mecca	29
107	Al-Ma'un	The Daily Necessaries	7	Mecca	17
108	Al-Kauthar	Abundance	3	Mecca	15
109	Al-Kafirun	The Unbelievers	6	Mecca	18
110	An-Nasr	The Help	3	Madina	114
111	Al-Lahab	The Fame	5	Mecca	6
112	Al-Ikhlas	The Unity	4	Mecca	22
113	Al-Falaq	The Daybreak	5	Mecca	20
114	An-Nas	The Men	6	Mecca	21

A detailed discussion on the chronology of the suras (or parts of suras) is found in The Historical Development of the Qur'an by Rev. Canon Sell, which also gives a table with three proposed chronologies.

Notes:

1. Traditionally, the first BISMILLAH before Sura Fatiha is counted as a verse, all other "Bismillahs" are treated as headings for various suras and therefore not counted as verses.
2. Sura 9 does not commence with the Bismillah.
3. The verse numbers in translations may not always tally since some translations split some of the verses. Some editions, particularly on the Indian subcontinent, count the Bismillahs in all suras as full verses (verse 1) which shifts all others by one.
4. Surahs are classified into Meccan or Madinan, i.e., according to where it was supposed to be revealed. No. of Meccan Suras = 86; No. of Madinan Suras = 28. Total = 114
5. Total No. of Verses 6236 (in the standard verse division system)

2	The Heifer (Cow)	Madina	87
8	The Spoils of War	Madina	88
3	The Family of 'Imran	Madina	89
33	The Allies	Madina	90
60	She Who is Tested	Madina	91
4	Women	Madina	92
99	The Quaking	Madina	93
57	The Iron	Madina	94
47	Muhammad	Madina	95
13	The Thunder	Madina	96
55	The Merciful	Madina	97
76	The Man	Madina	98
65	The Divorce	Madina	99
98	The Testament	Madina	100
59	The Exile	Madina	101
24	The Light	Madina	102
22	The Pilgramage	Madina	103
63	The Hypocrites	Madina	104
58	She Who Pleaded	Madina	105
49	The Chambers	Madina	106
66	The Prohibition	Madina	107
64	The Cheating	Madina	108
61	The Ranks	Madina	109
62	The Day of Congregation	Madina	110
48	The Victory	Madina	111
5	The Flood	Madina	112
9	Repentance (Immunity / Disavowal)	Madina	113
110	The Help	Madina	114

Notes:

1) Traditionally, the first BISMALLAH before Sura Fatiha (Sura #1) is counted as a verse, all other "Bismillahs" are treated as headings for various suras and therefore not counted as verses.

2) Sura 9 does not commence with the Bismillah. The Bismillah is "In the name of Allah, Most Gracious, Most Merciful" . Within Sura 9 is 9:5, commonly called the verse of the Sword, and Sura 9:26, which calls for the Jizyah for Christians and Jews. Sura 9 is generally recognized as the most warlike of the Suras.

3) Suras are classified into Meccan or Madinan, i.e., according to where it was supposed to be revealed. No. of Meccan Suras = 86; No. of Madinan Suras = 28. total = 114



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

March 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to the letters of Fredrick Wilson dated February 8, 2006 (Exhibit A) and February 26, 2006 (Exhibit B) responding to General Motors' no-action request dated February 7, 2006 (Exhibit C) with regard to GM's intention to omit his stockholder proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

Nothing in either of Mr. Wilson's response letters counters GM's specific arguments supporting omisson of his proposal. Instead, his February 8 letter concedes that GM has routinely dealt with government agencies with regard to setting fuel economy standards and makes monitoring compliance a part of its ordinary business operations, even taking CAFE standards into account when planning production schedules. For GM to support higher fuel economy standards might be a change in policy in this area, but the area remains part of the Corporation's ordinary business operations. Moreover, the proposal specifies the particular standards for different vehicles for which GM should lobby, through 2010. In a similar area, reporting about greenhouse gas emissions, the Staff has stated that "the specific method of preparation and the specific information to be included in a highly detailed report" relates to ordinary business operations. Ford Motor Company (March 2, 2005); General Motors Corporation (April 7, 2004). Setting specific fuel economy standards, like reporting on emissions, is not a suitable matter for direct stockholder participation; instead, stockholders more appropriately rely on directors and management to make thoughtful judgments based on current information.

Similarly, Mr. Wilson's February 8 letter does not address the argument that the proposal is unacceptably vague except to assert that it would call upon GM to lead an effort whose aim is metaphorical—a "moon shot"—and which is to be accomplished by technology and expenditure of resources that are "unknowable" (to quote his letter). The proponent may be correct that the essence of management is "to understand what it is to lead an effort to achieve a goal, any goal." A stockholder proposal, however, must identify the goal, so that the stockholders can know what they are voting on, and the board can know how to carry out the stockholders' direction and

whether the goal has been achieved; otherwise the proposal may be omitted under Rule 14a-8(i)(3). In a recent no-action letter, Wendy's International, Inc. (February 24, 2006), the Staff found some basis for the company's view that it could exclude as vague and indefinite a proposal "that the board issue interim reports to shareholders that detail the progress made toward 'accelerating development' of controlled-atmosphere killing;" similarly, under this proposal neither the stockholders nor the Board would understand what actions are requested by the proposal.

Finally, much of Mr. Wilson's February 8 letter and all of his February 26 letter attempt to establish a factual foundation for the statements in his proposal and supporting statement that are derogatory to Saudi Arabia and the adherents of Islam. GM did not assert that all of his sources were obscure or unknown, although a review of the back-up material that he has provided GM and the Staff shows that he is relying on many websites and publications of limited circulation, which at times use extreme language for rhetorical impact and may have less rigorous standards for establishing the factual basis of their assertions. Similarly, the writers that he cites in the February 8 letter as some of his sources are recognized as controversial figures, whose views are challenged by other experts. The February 26 letter presented numerous quotations from the Koran selected by the proponent to support his assertions. General Motors does not wish to enter into a prolonged debate with Mr. Wilson about these matters, either in this correspondence with the SEC or in our proxy statement. We respect the diligent effort and obvious sincerity that Mr. Wilson has shown in this matter, but we do not believe that GM should be required to include in its proxy materials statements that use terms like "Islamofascists", which impugn whole communities because of their ethnic origins or religion.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

Exhibit A

08FEB2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439
Tel: (810) 694-6628

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to counter the filing by Anne T. Larin, General Motors Legal Staff (Exhibit A), requesting the omission of the revised proposal received on 12DEC2006 from Fredrick P. Wilson (included in Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA."

Ms. Larin states that General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

General Motors arguments in support of its position are unsupportable in fact or logical discussion.

In the paragraphs on Page two and three, the argument is made that determining the CAFE requirements for vehicles and lobbying the government are ordinary parts of the business. While that statement has some basis in fact, the request is to lobby the government for increased CAFE requirements, which has never been done before, as GM has consistently and strenuously lobbied for reduced or lesser CAFE requirements than anything the government or Congress has ever proposed, including the original CAFE requirements approved in the middle 1970s. Lobbying the US Government to adopt the proposed CAFE requirements would put GM on a level playing field with Ford, DaimlerChryler, Toyota, Honda, Nissan, etc. To not lobby the US Government and to just request GM to increase CAFE independent of the requirements on the other car companies would be deleterious to the best interests of GM and its stockholders.

As President Bush has stated, the War on Terrorism is the paramount issue of our times, and it will persist for many decades. It is paramount for us, the United States, to win the War on Terrorism. In the State of the Union speech, President Bush spoke of America's addiction to petroleum. Dramatically improving CAFE to help achieve this victory is an extraordinary requirement that has not been part of General Motor's normal

business practices. While it is somewhat difficult to chart changes to national and international policies, the War on Terrorism is an unfortunately stable part of our national and international policies for the foreseeable future.

Government CAFE standards are tracked and reported by GM to the government on a continuous and ongoing basis and have been so for 30 years. There have been years when GM has altered its production schedules for certain vehicles and engines in order to achieve the minimum CAFE required. This is part of GM and every auto company's daily data collection and business decision making. To meet increased CAFE requirements would not take any extra effort by stockholders to monitor, as GM automatically does this today. If the US Government's rules were changed to meet the requirements, the US Government would demand, as it does today, the appropriate data, and levy the appropriate fines if the requirements are not met. The US Government reports and the GM reports to the government that are already automatically generated could easily be included in the quarterly and annual reports. This is no greater level of micro-management than that which GM has already worked within for the last 30 years.

As a businessman who works within the auto industry, including 26 years for GM, and as an automotive engineer, I am well aware of the business, technical, and public policy group's requirements and considerations, including the technical feasibility of what I have recommended. In the 1970's, before GM could downsize vehicles or implement improved technologies, GM put smaller engines in vehicles and geared them differently to meet the mandated CAFE requirements. For example, GM replaced the 455 (7.4 liter) Cubic Inch V-8 that made 330 horsepower in the Buick LeSabre with a 3.31 rear gear with a 231 (3.8 liter) Cubic Inch V-6 that made 90 horsepower with a 3.08 rear gear. The mileage increased by roughly 50%. I could easily tell the managers and engineers at GM what engines with what gear ratios to put in which vehicles to achieve the standards. However, properly motivated, GM has plenty of very smart engineers who could figure this out for themselves, even if they are somewhat lacking in bright managers.

If I did not request specific achievable targets, then GM would have accused me of being vague and misleading, so what should I have proposed other than that which I know can be achieved without any requirement for sophisticated technical breakthroughs. Any unanticipated developments in technology would be icing on the cake.

That GM, as a part of its normal business, has not made concerns regarding terrorism part of that business, is an understatement, for if they knew enough about Saudi Arabia and the radical Wahhabi sect's teachings, they would have acted in the manner of this proposal long before this letter. If I had known enough, I would have made this proposal a year ago. I did attempt to informally motivate Mr. Rick Wagoner, Chairman and CEO, two years ago at Christmas by bequeathing him two books, [Hatred's Kingdom – How Saudi Arabia Supports the New Global Terrorism], by Dore Gold, former Israeli Ambassador to the United Nations (not an "obscure" author or book), and [The Two Faces of Islam – The House of Sa'ud from Tradition to Terror], by Stephen Schwartz, formerly an editorial writer for the Voice of America amongst other accomplishments

(also not an "obscure" author or book). These two books are a part of the knowledge that substantiates the claims regarding Saudi Arabia, the Wahhabi sect, and Islam that I make in my proposal.

That the second and third "resolutions" are less specific is a realization of reality. What the advanced technologies are that will be ultimately successful is, indeed, unknowable. What it will take in terms of monetary and other temporal resources is also unknowable. Under the correct motivation, GM has achieved every standard that has been placed in front of it for the last 40 years. These are safety, emissions, and CAFE requirements that GM lobbied strenuously against in every case. In every case it did use the same arguments that it is using against my proposal today. GM was wrong in every previous case, and it wrong again today.

If I had a better way to express Thomas Friedman's "moon shot" than how it is stated, I would have done so. GM's stockholders are smarter and more knowledgeable than GM gives them credit for. Per the proposal, I asked GM to "lead the effort." This is unambiguous and easily achieved. It is a part of Management 101 to understand what it is to lead an effort to achieve a goal, any goal. To argue otherwise is specious.

For Ms. Larin to state, as she does, at the bottom of Page 3, that "the recitals at the beginning of the proposal include many assertions of fact that are false as well as deeply offensive to many people" is to indeed make a statement that is unsupportable that borders on libel. The statement that Western Europe will be Islamic before 2100 was first made by Bernard Lewis to [Der Spiegel] in 2001.

"BERNARD LEWIS, WORLD-FAMOUS HISTORIAN AND EXPERT ON ISLAM, PREDICTED THAT EUROPE WILL BECOME ISLAMIC BY THE END OF THE CENTURY AS A RESULT OF EMIGRATION PATTERNS AND BIRTH RATES. ("AL-SHARQ", QATAR, 8/20/04).

Demographics is a mathematical science similar to the actuarial science. Given the facts on births, death, and populations, demographics can quite accurately predict the mathematical population future within the parameters of the analysis. That this is what will happen has been seconded by Victor Davis Hanson, from the Hoover Institute, and reconfirmed by Robert Spencer and numerous others that I am sure GM has never heard of (Mike Thompson, Bat Ye'or, Jamie Glazov, Lorenzo Vidino, Peter B. Martin, Rita Katz, Michail Kem, Armstrong Williams, Hugh Fitzergerald, Olivier Guitta, Daniel Pipes, Mark Steyn). That GM does not know the authors, websites, books, veracities, or facts and is unwilling to acquire sufficient knowledge to discuss this from a position of other than denial is not understandable in this day and age of the War on Terrorism. Exhibit B is an article by Mark Steyn, a regular contributor to "National Review", published in the Wall Street Journal Online, which is not an "obscure" website, regarding the demographic situation, titled "It's the Demography, Stupid – The real reason the West is in danger of extinction."

Tony Blankley is the Editorial Page editor for the "Washington Times", a weekly newspaper circulated nationally. It is, in his book, "The West's Last Chance", that he states that Western Europe will be "an Islamic threat like Nazis" to Eastern Europe and America. I do agree with Mr. Blankley.

The demographics that Canada will be Islamic are based upon CAIRs (Council for American-Islamic Relations) statement that the Muslim population will double every 10 years. Combine this with official Canadian population and growth statistics, throw in several different trial assumptions, and the data comes out the same every time. CAIR has already requested that Sharia law be implemented for Muslims in the provinces of Ontario and Quebec. Fortunately, Quebec turned them down flat, and Ontario did also, after it quibbled.

Both Tony Blankley's book and the statements by the blind Sheikh, Abdel Rahman, in espousing the Muslim Brotherhood's beliefs, the writings of al-Banna, the founder of the Muslim Brotherhood in the 1920's, and al-Qutb, his successor who was hung in 1954 for plotting to kill President Nassar of Egypt, are the basis for the statement regarding the probable shooting war. The Muslim Brotherhood did assassinate Anwar Sadat, the President of Egypt, in 1982. Abdel Rahman was the spiritual leader of that assassination and won his acquittal by arguing that the assassination was based on the teachings of the Holy Qur'an and the Hadiths (the collected statements of the Prophet Muhammad).

The statements that I have made are based on the knowledge I have acquired since 9/11. I have spent more time and energy studying this subject, trying to understand why they hate us, than I did for my undergraduate degree from Purdue and my Masters degree from Central Michigan University. Exhibit C is a bibliography that I made for another project. I have read every book on this list, including multiple versions of the Holy Quran. This is not a complete bibliography, but I would request that GM would know at least as much as I do before they discuss the subject in such an unknowledgeable fashion.

The quotation of the Staff Legal Bulletin No. 14B (CF) etc. as stated on Page 4 is a fine statement but is not germane to the discussion at hand. I am discussing Saudi Arabia, the Wahhabi Sects beliefs, and the adherents of that Wahhabi sect (that, by the way, provided all 19 of the 9/11 hijackers) that are still at large in the US and will be in the future. That the Wahhabi sect, as based upon the teachings of al-Wahhab 277 years ago and as espoused today by many Imams in Saudi Arabia, is founded on the radical teachings of Islam is a fact. That these teachings are based on Suras (chapters) of the Holy Quran, the Hadiths, and the traditions of Islam is a fact.

Exhibit D is the report from FreedomHouse noted in the proposal. It is forwarded by R. James Woolsey, President Clinton's first CIA Director. Mr. Woolsey is not "obscure". A comprehensive understanding of the knowledge stated within this document is necessary to understand the primary focus of this proposal and the rational for it.

The word "Taliban," as in the "Taliban leaders of Afghanistan before October, 2001", roughly translates as "students of a Wahhabi Islamic School". If this proposal impugns the character of some Islamofascists, that is an impugnation made with a factual foundation that should be made.

I would like to request that my "typo" in the third paragraph of the formal proposal, on line 4, where I state "…a shooting was with the US,…" be corrected to state " a shooting war with the US, ".

I urge you to inform the GM staff that my proposal is to be included in the proxy statement.

Sincerely yours,



Fredrick P. Wilson
GM Stockholder

Enclosures

cc: Anne T. Larin

Exhibit B

26FEB2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439
Tel: (810) 694-6628

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a second filing, pursuant to Rule 14a-8(j), to counter the filing by Anne T. Larin, General Motors Legal Staff (Exhibit A), requesting the omission of the revised proposal received on 12DEC2006 from Fredrick P. Wilson (included in Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA."

In my original submission that far exceeded the 500 words allowable and that was footnoted, I urged everyone to review certain Suras in the Holy Qur'an, Islam's revealed text. In this filing are some items concerning the teachings of Islam that are used by the Radicals, plus a brief history of Saudi Arabia, Wahhabism, Hamas, the Mufti of Jerusalem, and a view of the future, In addition, Australia has just recently reported that it also may be an Islamic state before the end of the century, per the attached article.

In my research after 9/11, the third book I purchased was a translation of the Holy Quran, so that I could verify the quotes that I was reading in the second book I bought. The fifth book that I bought was a different translation of the Holy Qur'an to verify what I was verifying in the first Holy Qur'an I bought. I now own seven different translations. They all say about the same thing for the verses that I have cross-referenced in all of them.

Please keep a very open mind when reading the attachments. Please do read them. If you doubt what is there, please do not deride me before you do some research and verify that what is there is accurate or not for yourself. Then, if you can factually, documentarily, logically, and verifiably refute what is stated herein or in the attachments, then please do so.

Included in the attachments are quotations from the Holy Qur'an, Islam's Revealed Text. This is the primary and most Holy Islamic document, such as the Bible is for Christianity.

The next most Holy documents in Islam are the Hadiths, sometimes called Sunna. These are the collected statements of the Prophet Mohammad that have been verified and attested to by multiple witnesses according to the authors. They were first produced within 200 years of the Prophets death in 632 A.D. There are six main collections, although some state there are over 30 different collections in total. Only these six are widely accepted within Islam.

The influence of the Hadiths within the Sunni sect has reached almost that of the Holy Qur'an. For instance, regarding the recent flap over the Danish cartoons portraying Muhammad, there is no prohibition against portraying the Prophet in the Holy Qur'an. There are several prohibitions stated in the Hadith.

Most Muslims have not read the entire Holy Qur'an, the same as most Christians have not read the whole Bible. The Holy Qur'an is normally taught in the original ancient Arabic, and memorizing it and speaking it as the finest poetry ever written with the lilting singsong of the Arabic Verses is very important. The original Arabic is about as hard to comprehend as Chaucer is in the original Olde English. If you are not a proficient speaker and reader of Arabic, you don't have much of a chance. Thus, most Muslims know what they are told, and that is very dependant upon the Mosque and Sect that they belong to, but normally it is the peaceful sections that are taught.

However, those who take Islamic Studies, as many of the radicals have, have read and know all of the Holy Quran and the Hadiths. The Hadiths are even less well known by normal Muslims than the Holy Qur'an, as are the earliest historians of the Prophet Muhammed.

The histories are not considered real religious documents, but as the earliest histories, are considered fairly valid, and are trotted out and quoted whenever an appropriate Hadith or historic statement matches the moment or to achieve the proper effect in the radical Mosques during Friday Prayers.

The six authors of the Hadiths are listed below in order of their recognized authenticity. The collections of the Hadiths themselves range from nine to 10 books, and are well over $100 a set, if you can find them. There is some help on-line.

1)-Sahih Bukhary (or Bukhari)
2) Sahih Moslem
3) Sunan Abu Daoud
4) Sunan Al-Termathy
5) Sunan Al-Nesaay
6) Sunan Ibn Mageh

Some of the attachments are by Craig Winn. Mr. Winn uses the Holy Qur'an, the Hadiths, and the early Historians in his quotes, which he has put into a historical timeline blending the three types of documents into a semi-linear statement, which is difficult, as

the Holy Qur'an is not linear at all. The Holy Qur'an is organized from the longest chapter (Surah) to shortest chapter (Surah). Quotes from the Holy Qur'an state the Surah number and the verse number in the following format:
Sura 9:29. Alternatively, in Mr. Winn's works, Qur'an 9:29.

The quotations from the Hadith state the authors name and the numbers, and the same for the early histories.

The historians are Muhammad ibn Ishaq (d.768), who wrote "The Life of the Apostle of God", the earliest known biography of the Prophet, Hisham (d. 834), and Tabari (d. 923). The latter two wrote histories and kept Ishaq's work alive.

Ishaq's work has been attacked by some Islamic historians as untrustworthy, particularly for its mention of the so-called "Satanic Verses." Ibn Ishaq himself would have been the first to insist that he was collecting oral traditions, not necessarily vouching for their truth. In some instances he gives two versions of an event, then concludes that only Allah knows which is true.

The attacks on the histories, and some of the Hadiths, have been quite vitriolic and unscholarly, as if the protestors don't want any non-Muslims to know or read this material. The louder the protest, the less professional the protest is. Mr. Winn is quite the unclean person according to his Islamofascist critics.

The Shia sect, as in Iran and the Ayatollahs, believe in these documents much less than the Sunni (Wahhabis et alia), which is a partial reason for why Salmon Rushdie was condemned to death for his work of fiction, "The Satanic Verses" by the Ayatollah Khomeini, which was recently renewed by the current Iranian Mullahs, rather than by the Saudi Wahhabi IMAMs.

The attachments are the tip of the iceberg of what Islam teaches its radicals about Hatred, Jihad, War, Megalomania, Abject Superiority, in its Holy and almost Holy documents.

The attachments are:

Attach A) "RU-486 Will Lead Australia Becoming Muslim Country by 2050 Says Liberal MP" by Hilary White 13FEB2006 2 pages (I cannot independently verify the mathematics that were used to arrive at this report.)

Attach B) "A Brief History of Saudi Arabia, Wahhabism, and Hamas, and The Most Likely Future Scenario for the 21st Century" by Fredrick P. Wilson 26FEB2006 4 pages

Attach C) "The Holy Qur'an and what it states about Jews (and Christians and others that do not believe in Islam, and other religions besides Islam)" by Fredrick P. Wilson 21OCT2005 (modified 19FEB2006) 10 pages

Attach D) "The Hadith Regarding the Jews" by Craig Winn 2006 (edited by F. P. Wilson 2006) 14 pages

Attach E) "Islam's Quotations Regarding Women" by Craig Winn 2006 (edited by F. P. Wilson 2006) 3 pages

Attach F) Islam's Quotations Regarding Christians" by Craig Winn 2006 (edited by F. P. Wilson 2006) 11 pages

Attach G) "Summary of Qur'an Details"
from www.answering-islam.de/Main/Index/Q/quran.html
slightly edited by F. P. Wilson 2005

Attach H) "Summary of Holy Qur'an Details – Suras in Chronological Order" – an excel file listing ordered per Attachment G – by F. P. Wilson 2005

It is my belief, and as the history of Saudi Arabia and Wahhabism show, and as my knowledge of the history of Islam and that all of its conquests have indeed been made by the sword, and not by proselytizing, show, the radicals always come back. Every time there is a move within Islam, in this country or that, in this time frame or that, for the moderates to make progress, the radicals, fueled by the basic Holy documents of Islam which are available for everyone and anyone to read and study, always come back and end up in charge again. The radicals have passion, voice, and the holy documents to back them up. They always win when good Muslims are subdued or threatened with violence, as was the case with the recent riots regarding the Danish Cartoons.

I urge you again, if it is not too late, to inform the GM staff that my proposal is to be included in the proxy statement.

Sincerely yours,



Fredrick P. Wilson
GM Stockholder

Enclosures

cc: Anne T. Larin
Terry E. Pritchett

Attach: A

RU-486 Will Lead to Australia Becoming Muslim Country by 2050 Says Liberal MP

by Hilary White

SYDNEY, February 13, 2006 (LifeSiteNews.com) – An Australian Liberal MP has warned that the introduction of the abortion drug RU-486 could lead Australia to becoming a predominantly Muslim country.

Danna Vale Liberal MP for Hughes in Sydney, said, "When you actually look at the birth rates and when you look at the fact that we are aborting ourselves almost out of existence by 100,000 abortions every year and that's only a guesstimate."

Vale said she was referring to a comment made by an Australian Imam who claimed that Australia would be a Muslim country in 50 years. "You multiply that by 50 years, that's five million potential Australians we won't have here," Vale said.

Health Minister Tony Abbot is fighting to keep control of the deadly abortion drug in the hands of Parliament while the Therapeutic Goods Administration is lobbying along with the Australian medical establishment for its general distribution. Democrats have pushed an amendment to the Therapeutic Goods Act that would remove the restrictions on the drug and MP's are preparing for a conscience vote this week.

While Vale is being criticized for her comments, the numbers bear out her suggestion. The Australian Bureau of Statistics says that the general Australian population is aging and birth rates remain low.

Worldwide, statistics are showing that people with strong traditional religious beliefs, whether Muslim or Christian, tend to have more children. In a time when Christians have followed the general secularizing trend, birth rates in traditionally Christian societies such as Australia have dropped precipitously.

While 1996 statistics show that although just over 70% of Australians listed themselves as Christian, only 6.6% of Catholics and 4.7% of Anglicans aged 15-19 attend church services weekly. Other surveys have shown that only a tiny fraction of Australia's Christians hold traditional Christian beliefs about life and family, and abortion rates are as high among Christians as among the general population.

The Australian Muslim population, while relatively small, has been increasing steadily with immigration. More significantly, birth rates among Muslims, while starting to show a slight decline worldwide, are still significantly higher than non-Muslims. Although Muslims make up only 1.12% of the Australian population, the demographic shift is tilting sharply away from Australia remaining even a nominally Christian country.

High rates of birth among Muslims also mean that while the general population of Australia is aging, Muslims are starting to make up significantly higher proportions of youth. The 1996 census showed of Muslims in New South Wales, 52.5% were under 25 years of age. In the general population of New South Wales, only 35.6% were under 25.

Read related LifeSiteNews.com coverage:
Abortion Pill a No Go in Australia says Health Minister
http://www.lifesite.net/ldn/2005/nov/05111503.html

Attach: B

A Brief History of Saudi Arabia, Wahhabism, and Hamas, and The Most Likely Future Scenario for the 21st Century

Al-Wahhab (1703-1792) and his hate filled sect of Islam started in 1730 something (an exact date is unknown). Al-Wahhab learned much from Ibn Taymiyya (d. 1328) who wrote in his time hating the Christian Crusaders, the ravages of the Mongol invaders, and the over veneration of Jerusalem. Ibn Taymayya learned from the Holy Qur'an, the Hadith, and earlier writers such as Ibn Ishaq (d 768), Ibn Hisham (d. 834), and Tabari (d. 923). The House of Saud made a faustian deal with the Wahhabis in 1744, and to cement the deal al-Saud's son was married to al-Wahhab's daughter. Those who would not accept the new Wahhabi sects beliefs and superiority were labeled disbelievers and polytheists and were given the choice to convert to Wahhabism or be killed. They helped each other in defeating the rival Houses in the central section of Saudi Arabia. In 1802 they attacked the Shia in western Iraq. In 1803 they captured Mecca, and in 1805 Medina. They threatened Damascus in 1805. The Wahhibi/Saud marriage that went to war to eradicate Shia Islam, starting with the Shia in Eastern Saudi Arabia and then looting, burning, and pillaging in a murderous jihad on into what is currently Kuwait and Iraq, and to spread their radical sect over the entire Peninsula and into the Coastal Mediterranean, then ran into the Ottoman Empire (Turkey). They defeated the Egyptian Army from the Empire in 1811. However, the Egyptian/Ottomans persisted, and the Ottoman Empire defeated the Wahhabis in 1818 with for the time modern artillery and rifles. The Wahhabi Sauds, who previously had no knowledge of such weaponry, were chased back into their sandbox in the middle of the peninsula. The Persians thanked the Ottomans for defeating the Saudi/Wahhabis.

The Ottomans and Saudi Wahhabists fought back and forth many times over the next 100 plus years. Wahhabism had made some inroads into Pakistan and India and Russian Central Asia during this time.

Post WW I, the British didn't oppose the Wahhbi Saudis enough. After the defeat of the House of Hashemite in 1924, there was a civil war between the House of Saud allied with the radical Wahhabists and the ultra radical Wahhabists. The House of Saud won in 1933, at great cost.

The British, after the Wahhabi victory, gave Jordan and Iraq to the Hashemites.

In 1973, after the OPEC oil embargo did not change US Policy towards Israel, Saudi Arabia and the Wahhabists declared war on the US. They knew they couldn't fight with guns and tanks, so they fought with money. Our Oil Money. They didn't stand up and say "We are going to spend your oil money to set up Mosques, Maddrasses, and Islamic Centers and Islamic Universities around the globe to teach hatred of you, democracy, and your Christian and Jewish Religions." But that is what they did in the US, Canada, Europe, Pakistan, Indonesia, South America, and elsewhere.

In 1979, the Saudi Wahhabists worst nightmare occurred. Jimmy Carter gave Iran to the Ayatolluh, so radical Shia Islam, with the might of Iran's much larger population and military prowess, could export radical Shiism that the Wahhabis hate around the gulf, and even into Saudi Arabia, and defeat the Saudis, militarily and demographically. Secondly, several hundred Radical Wahhabists, led by one who fancied himself the Mahdi, the final Islamic IMAM of all IMAMS who rules and brings on the end of days, took over the Grand Mosque in Mecca. Radical Wahhabism had turned on the House of Saud and bit it. French help was needed to defeat the Radicals in the Mosque.

To placate the radicals so that they would not bite the hand that married them again, the Saudis redoubled their efforts to spend globally and to teach hatred globally, using our oil money to do so. They gave the rest of the world outside of Saudi Arabia to the radicals so that they would not destroy the House of Saud. They also used their oil money and it's largess to expand their population, reaching a fertility ratio of 8 to 1 at times, so that there would be enough radical Saudis to fight against Iran, and to promote hatred globally. The number One college degree granted in Saudi Arabia is Islamic Studies, rather than a degree that would develop something for their economy.

Fast forward to 9/11. Few knew before 9/11 what Saudi Arabia was doing. Few knew enough about radical Islam and the radical Wahhabi sect to have an opinion, much less one that could be discussed and defended in the great marketplace of ideas.

Post 9/11, there is little excuse for that level of ignorance. Per the information I have sent you, and the stockholder proposal on the table, there can be no doubt that we are at war with Saudi Arabia and Radical Islam, we just haven't done anything with that knowledge. President Bush was remiss when he did not include Saudi Arabia as a fourth member of his Axis of Evil in his State of the Nation Speech in 2002.

The Mufti of Jerusalem, Hajj Amin al Husseini, was jailed by the British in 1920 for inciting riots and violence against the Jewish settler in Judea and for the murder of 5 Jews. In 1922, the British relented, and proclaimed him the Grand Mufti of Jerusalem and for all of Judea. He continued to incite hatred and violence against the Jewish settlers. He read Mein Kampf, by one Adolph Hitler, and liked what he read. He approached the German consul in Jerusalem and "offered his services". He moved to Lebanon in 1938 and Iraq in 1939, where he helped mastermind the ultimately unsuccessful Nazi revolt against the British in 1941. On November 6, 1941 he arrived in Germany and met with Hitler on November 28, 1941.He spent WWII in Germany, from 1941 through 1945. It can be dispassionately argued whom incited whom more to hate the Jews between the Grand Mufti and Hitler. He visited Auschwitz with Adolf Eichman, and urged Eichman to "work more diligently" regarding the genocide of the Jews. He was stated to be one of Eichmann's best friends. He helped recruit two Bosnian Muslim SS divisions to help slaughter Bosnia's Jews and Serbian Catholics and Eastern Orthodox. A picture exists of the Mufti and Himmler raising wineglasses to each other, and Himmler personally inscribed the photograph: "In remembrance to my good friend Haj Amin Husseini." Both before WWII and upon returning to the middle east after WWII, he mentored several people, including Yasser Arafat and Mahmoud Abbas. Now that Hamas has replaced the

Palestinian Authority, everyone can see how the Saudi surrogates, for that is what Hamas is, hates Jews and Israel even more than the Grand Mufti and his progeny.

Hamas was founded in 1987 by the Muslim Brotherhood, which was formed in 1928 using, amongst others, al-Wahhabs teachings. The money behind Hamas is Saudi.

Robert Baer, retired CIA agent and author of "Sleeping with the Devil" about Saudi Arabia and Oil, stated in interviews that Saudi Prince Turki (pronounced turkey) could heel Hamas or set them loose with one word. Prince Turki at that time, was the Internal Security and Police Minister for Saudi Arabia. He held that post up until he became the ambassador to the USA last year. In 1998 Prince Turki went to Afghanistan to talk to the Taliban about curbing bin-Ladin. The Saudi's Taliban children had grown up into unruly teenagers, and told Prince Turki to take a hike. It is possible that the Saudi's have partially lost control of their other child, Hamas, especially since their success in the Palestinian election and the cut-off of funding by Israel, which Iran has stepped in to make up. This would also scare the Saudi's, as they cannot formally fund Hamas with government money, due to our tightening up of some State Funding as part of the War on Terrorism.

Europe, from England to Germany, from Italy to Sweden, from Portugal to Austria. will become an enlarged version of Hamas. Demographically, France will go first around 2060. European women will no longer have to be concerned about birth control, abortions, or RU-486 in the second half of this century, for under Islamic Sharia law, they will be treated as chattel slaves with no reproductive rights, and under Sharia Law, as non-Muslims, they will have to pay a special tax and have to continually show their subservience as "Dhimmi" or the equivalent of untermenschen, as the price of not being killed – or converted to Islam.

Imagine fighting WWII, only all of Europe would voluntarily help the Nazis. Imagine Britain, Spain, and Portugal as part of the Islamfascist/Nazi empire. Imagine the danger Poland and all of the Balkans will be in. Russia will have less than 1/3 the population it has now(more demographics), and the Islamofascists from Europe, Turkey (which is backsliding into the fold of radical Islam), and Iran will accomplish what Napoleon and Hitler could not. Russia will be treated the same or worse than it was under the rule of the Golden Horde, and will be settled by the Islamofascists. Europe, from the Atlantic to the Urals, from the Mediterranean to the Arctic Circle, except for maybe Switzerland and probably Finland, will be part of the Global Caliphate that President Bush has addressed. It may not be an actual caliphate, but they will be Islamic partners to continue destroying Democracy, Christianity, and any non-Islamic states.

As I have stated, the Demographics for Canada show it will join the Caliphate before the end of the Century, except, possibly, for Quebec, which may have the strength of conviction for it's Christian/Western culture to fight off the Wahhabi Islamofascists that it currently has, and Australia is now reporting that it, also, may be ruled by Hamas before the end of the Century.

China will sit on the sidelines, after taking over Siberia, as will Japan as it watches China. India will be stuck watching China and Pakistan. As 90% of our current cruise missile electronics come from Communist China, for an example of how dependant we are, they could embargo trade just to us or to both us and the Islamofascists. Manufacturing in the US will be almost zero, as we move farther into the electronic information and communication age. In either case, once our inventory of weapons are used up, no more components means we will have to fight with Zell Millers Spitballs, as an electronic warfare computer won't stop a main battle tank with no electronic systems (such as an updated T-55). Europe's Nuclear Weapons and Delivery systems could also be the end of our existence.

With the teaching of hatred here in the United States by Saudi Arabia, why would anyone not believe that we will have a growing population of Islamofascists? Everyone who knew Mohammad Atta before 9/11 thought he was the nicest boy next door and couldn't believe that such a nice young man could be involved with the massacre of innocent human beings that occurred on 9/11.

This apocalyptic view of the future is not certain, but it is the most likely projection of the events of the past 45 years. I would like to entertain anyone else's worldview that far out and their documentation and thoughts for it.

What General Motors can do is implement my proposal. In 2000 Bill Ford said he would improve the CAFE of the Ford light truck fleet to 25 mpg by 2005. GM said it would do better than anything Ford could do at every step of the way. In 2003 Bill Ford formally recanted, as did GM. Bill Ford had informally recanted as early as 2001.

If GM could do that little bit to meet the competition, then why can't it do better than that today, when this is vital to the security and perhaps even to the existence of the United Stated of America and the remotest possibility of winning the War on Radical Islam?

Fredrick P. Wilson
26FEB2006

Primary references for Saudi Arabia and Wahhabism is "Hatred's Kingdom – How Saudi Arabia Supports the New Global Terrorism" by Dore Gold, and for the Grand Mufti of Jerusalem it is "The Myth of Hitler's Pope – How Pope Pius XII Rescued Jews from the Nazis" by Rabbi David G. Dalin

Attach: C

The Holy Qur'an and what it states about Jews (and Christians and others that do not believe in Islam, and other religions besides Islam)

This is included because Islam teaches that the Holy Qur'an is the literal word of God (Allah), as it was given by the Angel Gabriel to his (Allah's) Prophet, Muhammad. As the literal word of God, the Holy Qur'an is unaltered, immutable, and is to be interpreted literally, not allegorically. It is the last, perfect, revelation to Humanity, and is to be revered , believed, and followed exactly as it is written. The early Suras (verses), provided to Muhammad in Mecca, are relatively peaceful, but the later Suras, provided to Muhammad after he fled to Medina and became a warlord, are the warlike ones that promote hatred and eternal warfare against unbelievers.

If there is a contradiction within the Qur'an, of which there are many, the decision of which one to believe, or which one takes precedence over which one, i.e. which supersedes which, is determined by the Chronological order of the Suras. This is the practice of Naskh, which is widely recognized and taught by all the main branches of Islamic jurisprudence, both in the Sunni and Shia Sects, which comprise over 95% of all Muslims worldwide. The practice of naskh means the later Suras supersede the earlier Suras if there is any conflict.[1]

The chronological order of the Suras, as opposed to the traditional order of the Suras in the Holy Qur'an, which is from longest to shortest, is listed in the enclosed attachment titled "Summary of Holy Qur'an Details – Suras in Chronological Order". Suras 2, 3, 4, 5, 8, 60, and 9 are all late Suras revealed in Medina, with Sura 9 being the next to last, and the only one which does not start with the words "In the name of Allah, Most Gracious, Most Merciful." The Allah of Sura 9 is anything but most gracious, most merciful.

It is often stated that Islam states that "There is no Compulsion in Religion", and that this is an overriding rule of mainstream Islam, as opposed to the radical beliefs of al-Qaeda, etc. There are two salient items regarding this statement. First, following is the entire Sura.

Sura 2:256

> There is no compulsion in religion. Verily, the Right Path has become distinct from the wrong path. Whoever disbelieves in *Taghut* [(2)] and believes in Allah, then he has grasped the most trustworthy handhold that will never break. And Allah is All-Hearer, All-Knower.

Is the "Right Path" that of Islam, which believes in Allah, as opposed to "*Taghut*", which according to the footnote means "anything worshipped other than the Real God (Allah)". Thus, if you believe in other than Allah you are on the wrong Path? And that is not demeaning to non-Muslims?

Sura 2 is the first Sura written after Muhammad moved to Medina in 622 AD. Many years later Sura 9 was written. Therefore if there is a conflict between Sura 2 and Sura 9, Sura 9 supersedes Sura 2.

Sura 9:29

> Fight against those who ((1) believe not in Allah, (2) nor in the Last Day, (3) nor forbid that which has been forbidden by Allah and His Messenger (Muhammad). (4) and those who acknowledge not the religion of truth (i.e. Islam) among the people of the Scripture (Jews and Christians), until they pay the Jizyah (1) with willing submission, and feel themselves subdued.

In other words, there is compulsion in religion, the compulsion of the Islamic sword.

At the end of this article is a better explanation of what paying the Jizyah means. To pay it "with willing submission, and feel themselves subdued", means, actually including today in Lebanon and the West Bank, Baghdad, Egypt, and the other Muslim countries where indigent Christians and Jews still live, living as *Dhimmi*, or 2nd class citizens, for which the closest analogy in modern US lexicon is the Nazi concept of "untermenschen", or how blacks were treated and demeaned under the Jim Crow laws in Mississippi in 1900.

Pagans are often stated to be *al-Mushrikun*, or polytheists, and although this would seem to exclude the Jews, the Jews are included since the Holy Qur'an states that "the Jews say Ezra is the son of God" (Sura 9:30), a claim that corresponds to no known Jewish teaching or tradition. Christians, of course, are considered guilty of *shirk* - worshipping created beings - because of the doctrine of the Holy Trinity. Christians are also looked upon as polytheists by Muslims, once again due to the Holy Trinity.

Some Muslims would argue that these Suras are taken out of context. I disagree with that, having read the verses before and after those below, and, indeed, having read the entire Sura that each verse belongs in. If the Suras are out of context, then what context would they belong to? Please see the included article, "Bet You Can't Find 'Jihad' in the Koran" by Robert Spencer.

Muhammad received the Holy Qur'an through the Angel Gabriel approximately 600 years after Jesus walked the earth. Compare the New Testament, especially the Gospel, to the following Suras (verses) from the Holy Qur'an. As a more recent revelation from Allah than what Jesus taught, what happened to "turn the other cheek?"

Sura 3:181

> Indeed, Allah has heard the statement of those (Jews) who say: "Truly, Allah is poor and we are rich!" We shall record what they have said and their killing of the

> Prophets unjustly, and We shall say: "Taste you the torment of the burning (Fire)."

Sura 4:46

> Among those who are Jews, there are some who displace words from (their) right places and say: We hear your word (O Muhammad) and disobey," and "Hear and let you (O Muhammad) hear nothing." And *Raina*[1] with a twist of their tongues and as a mockery of the religion (Islam). And if only they had said: "We hear and obey", and "Do make us understand," it would have been better for them, and more proper; but Allah has cursed them for their disbelief, so they believe not except a few.

[1] *Raina*: means in Arabic "Be careful, listen to us, and we listen to you", whereas in Hebrew, it means "an insult". (Footnote from the Noble Qur'an) (The 1 here does not affect the footnotes.)

These preceding Suras were due to the rejection of Muhammad and his teachings by the Jews around Medina. They rejected him because part of the Holy Qur'an covers the history of the Jews similar to the Bible and Torah, but incompletely. There are many huge gaps and there are many Suras which disagree with the Bible and Torah on numerous details small and large. The Jews did not feel that Mohammad was offering them anything of any value, and they resented his statements that the Holy Qur'an is the final and perfect word of God, superseding the Bible and Torah. Muhammad and the Holy Qur'an also state that the Holy Qur'an has been given in perfect form to others throughout history, but previous versions were lost or corrupted beyond recognition, leaving the Torah and the Bible as the two remaining but corrupted version. Who was given the Holy Qur'an previous to Muhammad and what the corrupted parts of the Bible and Torah are, and exactly how they are corrupted, is not stated. The Jews felt that Muhammad was proselytizing an incomplete and unfair religion that offered the Jew nothing and that in fact, in places, demeaned them. This was before the preceding and that which follows became part of the Holy Qur'an and thus the literal word of God. Sura 2:75 and 5:13 immediately below illustrates the corruption concept.

Sura 2:75; CF, verses 76-79

> ...a party of them (Jewish rabbis) used to hear the Word of Allah [the Taurat (Torah)], then they used to change it knowingly after they understood it.

Sura 5:13 (partial)

> So, because of their breach of their covenant, We curse them and made their hearts grow hard.
> They [the Jews] change the words from their (right)

places and have abandoned a good part of the Message that was sent to them.

Sura 5:78

Those among the Children of Israel who disbelieved Were cursed by the tongue of Dawud (David) and Isa (Jesus), son of Maryam (Mary). That was because they disobeyed (Allah and the Messengers) and were ever transgressing beyond bounds.

The following three Suras curse the Jews and proclaim that they either are or have been transformed into monkeys and swines.

Sura 7:166

So when they [the Jews] exceeded the limits of what they were prohibited, We said to them: "Be you monkeys, despised and rejected."

Sura 5:60 (partial)

Shall I inform you of something worse than that, regarding the recompense form Allah: those (Jews) who incurred the Curse of Allah and His Wrath, and those of whom (some) He transformed into monkeys and swines, ...

Sura 2:65

And indeed you knew those amongst you [children of Israel] who transgressed in the matter of the Sabbath (i.e. Saturday). We said to them: "Be you monkeys, despised and rejected."

Sura 2:91 (partial)

..."Why then have you killed the Prophets of Allah aforetime, if you indeed have been believers?"

Sura 5:70-71 (partial)

Verily, We took the covenant of the Children of Israel and sent messengers to them. Whenever there came to them a Messenger with what they themselves desired not, -- a group of them they called liars, and others among them they killed.

They thought there would be no Fitnah (trial or punishment), so they became blind and deaf...

Sura 5:82 (partial)

Verily, you will find the strongest among men in enmity to the believers (Muslims) the Jews and those who are Al-Mushrikun [idolators, polytheists, disbelievers in the Oneness of Allah, pagans]...

Sura 2:120 (partial)

Never will the Jews nor the Christians be pleased with you (O Muhammad) till you follow their religion. ...

Surah 5:64; (partial) CF. Verse 67

...We have put enmity and hatred amongst them [the Jews] till the Day of Resurrection. Every time they kindled the fire of war, Allah extinguished it; and they (ever) strive to make mischief on the earth.

The preceding Sura 5:64 espouses the idea that Jews are behind all wars and is the view that is propagated throughout the Islamic world. Following is an excerpt from the covenant of Hamas, Article 22 which is the Saudi Arabian funded and supported terrorist group that would be happy to totally destroy Israel and drive the 5,000,000 Jews into the sea, as would Iran and its funded and supported terrorist group, Hezbollah. This desire for the genocide of the Jews in Israel is also part of the PLO Charter.

...They [the jews] stood behind World War I...and formed the League of Nations through which they could rule the world. They were behind World War II, through which they made huge financial gains...There is no war going on anywhere without them having their finger in it.

From the Preamble to the Hamas Covenant (the entire Covenant can be viewed at: http://www.yale.edu/lawweb/avalon/mideast/hamas.htm).

Israel will exist and will continue to exist until Islam will obliterate it, just as it obliterated others before it" (The Martyr, Imam Hassan al-Banna, of blessed memory).

What al-Banna and Hamas are referring to are the eradication of the last of the Crusader States in the years 1287 – 1291, which resulted in the death of approximately

150,000 Christians as one sea side city after another was besieged, defeated, and the remaining inhabitants were slaughtered by the Egyptian Mamluk Muslim armies. On a larger scale, they are speaking about the total defeat of the Crusades, starting at the battle of Hattin in 1187 which Saladin won over the armies of the Kingdom of Jerusalem, and ending in the slaughters in 1291.[2]

A Hadith is a statement purportedly by the Prophet Muhammad, that he himself said, not the word of God told by the Angel Gabriel to Muhammad that make up the Holy Qur'an. The Hadith are the second most Holy of all documents in Islam, after only the Holy Qur'an. There are six main collections of these Hadith within the Sunni beliefs, and several are also accepted by the Shia. A Hadith by al-Bukhari and Moslem which is also in the covenant of Hamas in Article 7.

> "The Day of Judgement will not come about until Moslems fight the Jews (killing the Jews), when the Jew will hide behind stones and trees. The stones and trees will say O Moslems, O Abdulla, there is a Jew behind me, come and kill him. Only the Gharkad tree (evidently a kind of tree) would not do that because it is one of the trees of the Jews."

The Holy Qur'an also condemns Christians and Jews for saying "Allah" has a son. The holy Qur'an claims that the Jews call Ezra the son of God, which is an absolutely false statement regarding the beliefs of Judaism.

Sura 9:30; CF. 5:73; 4:159

> And the Jews say: 'Uzair (Ezra) is the son of Allah, and the Christians say: Messiah is the son of Allah. That is their saying with their mouths, resembling the saying of those who disbelieved aforetime. Allah's Curse be on them, how they are deluded away from the truth!

The Holy Qur'an condemns Jews and Christians for saying they are the children of God. In Islam it is blasphemy to say "I am a child of God."

Sura 5:18 (partial)

> And (both) the Jews and the Christians say: "We are the children of Allah and His loved ones." Say: "Why then does He punish you for your sins?" Nay, you are but human beings of those He has created...

The Quran says that Jews are cursed because they accused Allah of having a "weak hand".

Sura 5:64 (partial)

> The Jews say: Allah's hand is tied up (i.e. He does not give and spend of His Bounty)." Be their hands tied up and be they accursed for what they uttered. ...

The Quran says that Jewish people claim to have killed the Messiah. This is nonsense, as Jesus was not the Messiah to the Jews and they did not believe that the Messiah had yet come, so the Jews did not and could not proclaim that they had killed the Messiah. This verse, as well as others, proclaims that Jesus was neither crucified nor resurrected.

Sura 4:157 (partial)

> And because of their [the Jews] saying (in boast), "We killed Messiah 'Isa (Jesus), son of Maryam (Mary), the Messenger of Allah," – but they killed him not, nor crucified him, but it appeared so to them [the resemblance of 'Isa (Jesus) was put over another man (and they killed that man)]...

The Holy Qur'an says that Jews are not to be taken as friends.

Sura 60:13 (partial)

> O you who believe! Take not as friends the people who incurred the Wrath of Allah (i.e. the Jews). Surely, they have despaired of (receiving any good in) the Hereafter. ...

The Holy Qur'an says that Muslims should never take non-Muslims as supporters.

Sura 3:28 (partial)

> Let not the believers take the disbelievers as *Auliya* (supporters, helpers) instead of the believers, and whoever does that, will never be helped by Allah in any way, except if you indeed fear a danger from them. ...

Sura 5:51

> O you who believe! Take not the Jews and the Christians as *Auliya'* (friends, protectors, helpers), they are but *Auliya'* of each other. And if any amongst you takes them (as *Auliya'*), then surely, he is one of them. Verily, Allah guides not those people who are the *Zalimun* (polytheists and wrongdoers and unjust).

Sura 3:118

> O you who believe! Take not as (your) Bitanah (advisors, consultants, protectors, helpers, friends) those outside your religion (pagans, Jews, Christians, and hypocrites) since they will not fail to do their best to corrupt you. They desire to harm you severely. Hatred has already appeared from their mouths, but what their breasts conceal is far worse. Indeed We have made plain to you the *Ayat* (proofs, evidence, verses) if you understand.

Sura 9:28

> O you who believe (in Allah's Oneness and in His Messenger Muhammad)! Verily, the *Mushrikun* (polytheists, pagans, idolators, disbelievers in the Oneness of Allah, and in the Message of Muhammad) are *Najasun* (impure).

During the early days of the formation of Islam by Muhammad, he had them face Jerusalem when they did their prayers (this is not mentioned in the Qur'an), but after being angered by the Jews, he changed that to facing towards Mecca.

Sura 2:149

> And from wheresoever you start forth (for prayers), Turn your face in the direction of *Al-Masjid-al-Haram* (at *Makkah*), that is indeed the truth from your Lord. And Allah is not unaware of what you do.

The Holy Qur'an does threaten Jews and Christians and all non-Muslims, and threatens and commands that all other religions must be destroyed..

Sura 4:47

> O you who have been given the Scripture (Jews and Christians)! Believe in what We have revealed (to Muhammad) confirming what is (already) with you, before We efface faces (by making them like the back of necks; without nose, mouth, eyes) and turn them hind-wards, or curse them as We cursed the Sabbath-breakers. And the commandment of Allah is always executed.

Sura 9:5 – the infamous "the verse of the sword."

> ...then kill the Mushrikun [unbelievers] wherever you find them, and capture them and besiege them, and lie in wait for them in each and every ambush, But if they repent[by rejecting *Shirk* (polytheism) and accept Islamic Monotheism] and perform *As-Salat* (*Iqamat-as-Salat*) [the five ritual prayers per day], and give *Zakat* [alms], then leave their way free. Verily, Allah is Oft-Forgiving, Most Merciful.

Sura 9:14-15

> Fight against them so that Allah will punish them by your hands and disgrace them and give you victory over them and heal the breasts of a believing people,
>
> And remove the anger of their (believers') hearts. Allah accepts the repentance of whom He wills. Allah is All-Knowing, All-Wise.

Sura 8:39

> And fight them until there is no more *Fitnah* (disbelief and polytheism, i.e. worshipping others besides Allah) and the religion (worship) will be for Allah Alone [in the whole of the world]. But if they cease (worshipping others besides Allah), then certainly, Allah is All-Seer of what they do.

Sura 9:29

> Fight against those who ((1) believe not in Allah, (2) nor in the Last Day, (3) nor forbid that which has been forbidden by Allah and His Messenger (Muhammad). (4) and those who acknowledge not the religion of truth (i.e. Islam) among the people of the Scripture (Jews and Christians), until they pay the Jizyah (1) with willing submission, and feel themselves subdued.

The Hadith according to Sahih Muslim, book 19, no. 4294, which clarifies and supports Sura 9:29 quoted above.

> Fight in the name of Allah and in the way of Allah. Fight against those who disbelieve in Allah. Make a holy war; do not embezzle the spoils; do not break your pledge; and do not mutilate (the dead) bodies; do not kill the children. When you meet your enemies who are polytheists, invite them to three courses of action. If they respond to any one of these you also accept it and withhold and withhold yourself

from doing them any harm. Invite them to (accept) Islam; If they refuse to accept Islam, demand from them the Jizya (special poll tax). If they agree to pay, accept it from them and hold off your hands. If they refuse to pay the tax, seek Allah's help and fight them.

The Jizyah is frequently paid in a humiliating public ceremony which often involved blows to the head or neck.[4] Per the seminal Arabic lexicographer, E. W. Lane, based on the careful analysis of the etymology of the term,

"The tax that is taken from the free non-Muslim subjects of a Muslim government whereby they ratify the compact that assures them protection, **as though it were compensation for not being slain**."[4]

fpw 21OCT2005 (modified 19FEB2006)

Note: Many (but not all) of the statements made in this article between the Suras are from "The Unfinished Battle – Islam and the Jews" by Mark A. Gabriel, PhD., chapters 13, 14, 15, and 16. The opening statements, and the longer statements between the Suras are mine.

The quotes from the Holy Qur'an are from the Noble Qur'an, which is the current Saudi Arabian Wahhabi Sect approved version.[3] This is available from Amazon.com and others. I have fact-checked Gabriel's quotes with my Noble Qur'an, and I find them absolutely accurate, with a few minor additions (expansions of) to the quotes, and a few additional notes that I felt were desired. I added the quote from the Hamas Covenant about killing Jews, plus Sura 9:5, 9:29, and Hadith no 4294 from Sahih Muslim, plus miscellaneous other information.

[1] "Islam and Terrorism" by Mark A. Gabriel, PH.D., P 30

[2] Information from "A History of the Crusades" volumes I, II, and III by Steven Runciman; "A concise History of the Crusades" by Thomas F. Madden, "The Crusades – A Short History" by Jonathan Riley-Smith.

[3] "Assessing Qur'anic Translations" by Khaleel Mohammed in the Middle East Quarterly, Spring 2005.

[4] " 'Democrats' for Jihad" by Andrew G. Bostom, FPM 04JAN2006

Attach: D

The Hadith Regarding the Jews

Ishaq:240 **"The Jews are a nation of liars.... The Jews are a treacherous, lying, and evil people."**

Ishaq:250 **"The bestial transformation occurred when Allah turned Jews into apes, despised."**

Ishaq:254/Qur'an 2:96 "We will not remove a Jew from the punishment. They know the shameful thing that awaits them."

Tabari VIII:116 "After his return from Hudaybiyah, Allah's Messenger marched against Khaybar. He halted with his army in a valley between the people of Khaybar and the Ghatafan tribe to prevent the latter from assisting the Jews."

Ishaq:264 **"A notable Jew spoke to the Apostle, twisting his tongue. He attacked Islam and reviled it, so Allah sent down, 'Allah knows best about your enemies. Some of the Jews change words from their contexts and say: "We hear and disobey," twisting their tongues and attacking the religion so Allah cursed them.'"**

Tabari VIII:121 **"Ali struck the Jew with a swift blow that split his helmet, neck protector, and head, landing in his rear teeth. And the Muslims entered the city. Muhammad conquered the [Jewish] neighborhood. Safiyah was brought to him, and another woman with her. Bilal led them past some of the Jews we had slain including the woman's dead husband. When she saw them, the woman with Safiyah cried out, slapped her face, and poured dust on her head. When Allah's Prophet saw her, he said, 'Take this she-devil away from me!'"**

Bukhari:V4B53N380 **"Umar expelled all the Jews and Christians from Arabia. Allah's Apostle after conquering Khaybar thought of expelling the Jews from the land which, after he conquered it, belonged to Allah, Allah's Apostle and the Muslims. But the Jews requested Allah's Apostle to leave them there on the condition that they would do the labor and get half of the fruits (the land would yield). Allah's Apostle said, 'We shall keep you on these terms as long as we wish.' Thus they stayed till the time of Umar's Caliphate when he expelled them."**

Tabari VIII:130 **"The Messenger said during his final illness, 'Two religions cannot coexist in the Arabian Peninsula.' Umar investigated the matter, then sent to the Jews, saying: 'Allah has given permission for you to be expelled; for I have received word that the Prophet said that two religions cannot coexist in Arabia."**

Ishaq:517 "Khaybar was stormed by the Apostle's squadron, fully armed, powerful, and strong. It brought certain humiliation with Muslim men in its midst. We attacked and they met their doom. Muhammad conquered the Jews in fighting that day as they opened their eyes to our dust."

Ishaq:524 **"We cannot accept the oaths of Jews. Their infidelity is so great they swear falsely."**

Ishaq:245 **"Do you love Jews and their religion, you liver-hearted ass, and not Muhammad? Their religion will never march with ours.. Jews make false professions about Islam. So Allah sent down: 'Satan wishes to lead them astray."** *Ishaq:248* **"Allah increases their sickness. A tormented doom awaits the Jews. Allah said, 'They are mischief makers. They are fools. The Jews deny the truth and contradict what the Apostle has brought. I will mock them and let them continue to wander blindly.'"**

Tabari VII:158 "The Messenger of Allah besieged the Nadir Jews for fifteen days. In the end they made peace with him on the condition that the Prophet would not shed their blood and that their property and possessions would be his."

Ishaq:262 **"Some Muslims remained friends with the Jews, so Allah sent down a Qur'an forbidding them to take Jews as friends. From their mouths hatred has already shown itself and what they conceal is worse."**

Bukhari:V4B56N679 **"Allah's Apostle said, 'Plague is a means of torture sent on the Israelis.'"**

Bukhari:V2B23N457 **"The Prophet went out after sunset and heard a dreadful voice. He said, 'The Jews are being punished in their graves.'"**

Qur'an 17:7 "We shall rouse Our (Muslim) slaves to shame and ravage you (Jews), disfiguring your faces. They will enter the Temple as before and destroy, laying to waste all that they conquer."

Bukhari:V1B4N147 **"People say, 'Whenever you sit for answering the call of nature, you should not face the Qiblah of Jerusalem.' I told them. 'Once I went up the roof of our house and I saw Allah's Apostle answering the call of nature while sitting on two bricks facing Jerusalem."**

Ishaq:239 "About this time Jewish rabbis showed hostility to the Apostle in envy, hatred, and malice, because Allah had chosen His Apostle from the Arabs. The Jews considered the Prophet a liar and strove against Islam."

Ishaq:239 **"Jewish rabbis used to annoy the Apostle with questions, introducing confusion." "Qur'ans used to come down in reference to their questions."**

Ishaq:240 "Labid bewitched Allah's Apostle so that he could not come at his wives. These Jewish rabbis opposed the apostle, they asked questions and stirred up trouble against Islam trying to extinguish it."

Ishaq:240 **"I concealed the matter from the Jews and then went to the Apostle and said, 'The Jews are a nation of liars and I want you to give me a house and hide me from them. If they learn I've become a Muslim, they'll utter slanderous lies against me.' So the prophet gave me a house, and when the Jews came, I emerged and said, 'O Jews, fear Allah and accept what He has sent you. For you know that he is the Apostle of Allah. You will find him described in your Torah and even named.' They accused me of lying and reviled me. I told Muhammad, 'The Jews are a treacherous, lying, and evil people.'"**

Ishaq:241 **"Mukhayriq was a learned rabbi owning much property in date palms. He recognized the Apostle by his description and felt a predilection for his religion. He violated the Sabbath to fight on behalf of Islam and was killed in battle. I am told the Prophet used to say, 'Mukhayriq is the best of the Jews [a dead one].' The Apostle took his property."**

Ishaq:242 "Julas the Jew used to say, 'If Muhammad is right we are worse than donkeys.' Allah sent down concerning him: 'They swear that they did not say it, when they did say the words of unbelief.... Allah will afflict them with a painful punishment in this world and in the next.' [Surah 9:75] Ishaq:242 "The Apostle ordered Umar to kill him, but he escaped to Mecca."

Ishaq:246 "The surah of the Hypocrites came down because some men sent secret messages to the Nadir Jews when the Apostle besieged them.... Allah bears witness that they are liars. Like Satan when he says to men, "Disbelieve."" *[59:11]*

Ishaq:251 "Moses commanded them to prostrate themselves and his Lord spoke to him and they heard His voice giving them commands and prohibitions so that they understood what they heard. But when Moses went back to the Jews a party of them changed the Commandments they had been given." *[2:75]*

Ishaq:252 "Have you no understanding? Why do you maintain that he is not a prophet since you know that Allah has made a Covenant with you that you should follow him? While he tells you that he is the prophet whom you are expecting, and that you will find him in Our book, you oppose him and do not recognize him. You reject his prophethood on mere opinion."

Ishaq:253 **"Allah cursed them for their unbelief. When a scripture comes to them from Allah confirming what they already have, they deny it. Allah's curse is on them."**

Ishaq:254 **"In the pagan era the Jews were scripture folk and we were pagans. They used to say, 'Soon a prophet will be sent whom we shall follow.' When Allah sent his Apostle from the Quraysh and we followed him they denied him. Allah revealed, 'When there comes to him one they recognize, they deny him. They are wretched, so Allah cursed them, and He will give them a shameful punishment.' The double anger is His wrath because they have disregarded the Torah and anger because they disbelieved in this Prophet whom Allah has sent to them."** *[2:89]*

Ishaq:254 **"Long for death [Jews], if you are truthful. Pray that God will kill whichever one of us is the most false. The Jews refused the Prophet's dare." "Allah said to His Prophet, 'They will never accept your dare because of their past deeds. But they recognize you from the knowledge they have. Yet they deny. Had they accepted your dare, not a single Jew would have remained alive on the earth."** *[2:94]*

Ishaq:254 "We will not remove a Jew from the punishment. The Jew knows the shameful thing that awaits him in the next life because he has wasted the knowledge he has." *[2:96]*

Ishaq:255 "Jewish rabbis came to the Apostle and asked him to answer four questions saying, 'If you do so we will follow you, testify to your truth, and believe in you.' They began, 'Why does a boy resemble his mother when the semen comes from the father?' Muhammad replied, 'Do you not know that a man's semen is white and thick and a woman's is yellow and thin? The likeness goes with that which comes to the top.' 'Agreed,' the rabbis proclaimed.... The rabbis said. 'But Muhammad, your spirit is an enemy to us, an angel who comes only with violence and the shedding of blood, and were it not for that we would follow you."

Ishaq:255 "So Allah sent down concerning them: 'When the Apostle comes to them from Allah confirming that which they have received in scripture, they put it behind their backs as if they did not know it. They follow that which Satan read concerning the kingdom of Solomon-sorcery.' One of the rabbis said, 'Don't you wonder at Muhammad? He alleges that Solomon was a prophet, and yet he was nothing but a sorcerer.' So Allah sent down, 'Solomon did not disbelieve but Satan did, practicing sorcery.'" *[2:101]*

Ishaq:256 **"The Apostle wrote a letter to the Jews of Khaybar [before he annihilated them]. In the name of Allah, from Muhammad the Apostle of Allah, friend and brother of Moses who confirms what Moses brought [the Torah]. Allah says to you, 'O Scripture folk, and you will find it in your scripture "Muhammad is the Apostle of Allah. Those with him are severe against the unbelievers. You see them bowing, falling prostrate, seeking bounty, and acceptance. The mark of their prostrations is on their foreheads." That is their likeness in the Torah and in the Gospels.'"**

Ishaq:256 "The Jews used to ask Muhammad questions which annoyed and confused him." *Ishaq:257* "Your situation seems obscure to us, Muhammad."

Ishaq:257 **"'O Jews, fear Allah and submit, for you used to hope for the Messiah's help against the Arabs when we were pagans. You told us that he would be sent and then told us about him.' A Jew responded, 'Muhammad has not shown us anything we recognize as prophetic. He is not the one we spoke to you about.' So Allah revealed, 'We confirmed what they had, and We sent one they recognized, but they rejected him so We are cursing them.' The Jews replied, 'No Covenant was ever made with us about Muhammad.'" "'Muhammad, you have not brought anything we recognize. And God has not sent down any sign or miracle suggesting that we should believe you.' So Allah said, 'We have sent down to you plain signs and only evildoers disbelieve them.'"**

Ishaq:257 "The Jews told Allah's Messenger, 'Bring us a book. Bring us something down from heaven that we might read it.'"

Ishaq:258 **"The Jews used to turn men away from Islam. So Allah said, 'Many Scripture folk wish to make you unbelievers after you have believed. They are envious. Be indulgent until Allah gives you his orders [to rob them, rape them, sell them into slavery, and murder them.]"**

Ishaq:262 **"Some Muslims remained friends with Jews, so Allah sent down a Qur'an forbidding them to take Jews as friends. From their mouths hatred has already shown itself and what they conceal is worse." "You believe in their Book [though you don't have a clue what it says] while they deny your book, so you have more right to hate them than they have to hate you."**

Ishaq:263 **"Abu Bakr went into a Jewish school [there is no mention of him ever going into a Muslim school] and found many pupils gathered around Finhas, a learned rabbi. Bakr told the Jews to fear Allah and submit. He told them that they would find that Muhammad was an Apostle written in the Torah and Gospels. Finhas replied, 'Why does your god ask us to lend him money as your master pretends.' Abu was enraged and hit Finhas hard in the face [for telling the truth]. Were it not for the treaty between us I would cut off your head, you enemy of Allah. So Allah said, 'They will taste Our punishment of burning.'"**

Ishaq:264 "Allah revealed concerning Finhas and the other rabbis: 'Allah issued orders to those who had received the Book: 'You are to make it clear to men and not conceal it, yet they cast the Torah behind their backs and sold it for a small price. Wretched was their exchange. They will therefore receive a painful punishment.'"

Ishaq:264 "The Torah confirms what Muhammad brought. Rifa'a, a notable Jew, spoke to the Apostle, twisting his tongue: 'Give us your attention, Muhammad, so that we can make you understand.' Then he attacked Islam and reviled it. So Allah sent down, 'Allah knows about your enemies. Some Jews change words from their contexts and say: "We hear and disobey," twisting their tongues and attacking the religion. But Allah cursed them.'" *[2:59 & 4:47]*

Ishaq:264 **"The Jewish rabbis knew that Muhammad had brought them the truth, but they denied that they knew it. They were obstinate. So Allah revealed, 'People of the Book, believe in what we have sent down in confirmation of what you had been given before or We will efface your features and turn your face into your ass, cursing you.'"**

Ishaq:269 **"'Tell us when the Day of Doom will be, Muhammad, if you are a prophet as you say.' So Allah sent down, 'They will ask you about the hour when it will come to pass. Say, only my Lord knows of it. None but He will reveal it at its proper time. Say, 'Only Allah knows about it but most men do not know.' How can we follow you, Muhammad, when you have abandoned our Qiblah? And you do not allege that Uzayr [who knows?] is the son of God.' So Allah revealed, 'The Jews say that Uzayr is the son of God [no they don't] and the Christians say the Messiah is the son of God. That is what they say with their mouths, copying the speech of those who disbelieved in the earlier times. Allah fight them! How perverse are they?'"**

Ishaq:269 **"'For our part we don't see how your Qur'an recitals are arranged anything like our Torah is.' [So Muhammad who couldn't read said,] 'You know quite well that the Qur'an is from Allah. You will find it written in the Torah which you have.'"**

Ishaq:269 "'If men and jinn [demons] came together to produce its like they could not.' Finhas said, 'Did men or jinn tell you this, Muhammad?' 'You know full well that the Qur'an is from Allah and that I am the Apostle of Allah. You will find it written in the Torah you have.' The rabbi replied, 'When God sends a prophet, He provides for him, so bring us a book that is divinely inspired that we may read it and determine if you are telling the truth. We can produce our Book.' So Allah revealed, concerning their words, 'Though men and jinn should meet to produce this Qur'an, they would not produce its like, even working together.'"

Tabari VII:26 **"When the Prophet came to Yathrib he saw the Jews fasting on Ashura day. He questioned them, and they said it was the day upon which God drowned Pharaoh and saved Moses from the Egyptians. He said, 'We have a better right to Moses than you do.'"**

Tabari VII:85 "After Muhammad killed many Quraysh polytheists at Badr, the Jews were envious and behaved badly toward him, saying, 'Muhammad has not met anyone who is good at fighting. Had he met us, he would have had a real battle.' They also infringed the treaty in various ways."

Ishaq:232 "The Jews shall contribute to the cost of war so long as they are fighting alongside the believers. The Jews have their religion, the Muslims have theirs. None of them shall go out to war unless they have Muhammad's permission. The Jews must pay, however, for as long as the war lasts. If any dispute or controversy should arise it must be referred to Allah and Muhammad, His Apostle. If the Jews are called to make peace they must, except in the case of Holy War. Allah approves of this document."

Tabari VII:85 **"What happened to the Qaynuqa [the wealthiest Jewish tribe in Yathrib] was that Muhammad assembled them in their Marketplace and said, 'Jews, beware lest Allah brings on you the kind of vengeance which He brought on the Quraysh. Accept Islam [submit] and become Muslims [surrender]. You know that I am a Prophet. You will find me in your Scriptures and in Allah's Covenant with you.'"**
Ishaq:363 **"The Jews of the Qaynuqa replied, 'Muhammad, do you think that we are like your people? Do not be deluded by the fact that you met a people with no knowledge and you made good use of your opportunity.'"**

Tabari VII:85 "The Qaynuqa were the first Jews to infringe the agreement between them and the Messenger." [We are not told how they "infringed."] "The campaign of the Prophet against the Banu Qaynuqa was in Shawwal (March 27, 624) in the second year of the Hijrah [migration from Mecca]."

Tabari VII:86 "Gabriel brought down the following verse to the Messenger: 'If you apprehend treachery from any people (with whom you have a treaty), retaliate by breaking off (relations) with them.' [8:58] When Gabriel had finished delivering this verse, the Prophet said, 'I fear the Qaynuqa.' It was on the basis of this verse that Muhammad advanced on them."

Ishaq:363 "Allah's Apostle besieged the Qaynuqa until they surrendered at his discretion unconditionally."

Tabari VII:86 "Abd Allah [a Yathrib chief] rose up when Allah had put them in his power, and said, 'Muhammad, treat my ally well, for the Qaynuqa are a confederate of the Khazraj.' The Prophet ignored him, so Abd Allah repeated his request." *Ishaq:363* "The Prophet turned away from him so Abd Allah put his hand on the collar of the Messenger's robe. Muhammad said, 'Let go of me!' He was so angry his face turned black. Then he said, 'Damn you, let me go!' Abd Allah replied, 'No, by God, I will not let you go until you treat my ally humanely. There are seven hundred men among them who defended me from my foes when I needed their help. And now, you would mow them down in a single morning? By God I do not feel safe around here any more. I am afraid of what the future may have in store.' So the Messenger said, 'You can have them.'"

Tabari VII:87 "The Prophet said, 'Let them go; may Allah curse them, and may he curse Abd Allah with them.' So the Muslims let them go. Then Muhammad [went back on his word and] gave orders to expel the Jews. Allah gave their property as booty to his Messenger. The Qaynuqa did not have any farmland, as they were goldsmiths. The Prophet took many weapons belonging to them and the tools of their trade. The person who took charge of their expulsion from Yathrib along with their children was Ubadah. He accompanied them as far as Dhubab, saying: 'The farther you go the better.'"

Bukhari:V5B59N362 "He exiled all the Qaynuqa Jews from Medina."

Ishaq:364 **"Muslims, take not Jews and Christians as friends. Whoever protects them becomes one of them, they become diseased, and will earn a similar fate."**

Ishaq:364 "'I fear this change of circumstance may end up overtaking us.' So Allah replied, 'He will be sorry for his thoughts. True believers perform prostrations, they pay the tax, they bow in homage, and renounce their agreements with the Jews. They are Hezbollah-Allah's Party.'"

Tabari VII:94 "The Murder of Ka'b bin Ashraf, The Evil Genius of the Jews: The Prophet sent messengers to the people of Medina announcing the good news of the victory granted to him by Allah at Badr. They listed the names of the polytheists they had killed." *Ishaq:365* "Ka'b bin Ashraf was from the Jewish clan of Nadir. When he heard the news, he said, 'Can this be true? Did Muhammad actually kill these people? These were fine men. If Muhammad has slain them, then the belly of the earth is a better place for us than its surface!'" *Ishaq:365* "When the enemy of Allah became convinced the report was true, he set out for Mecca. He began to arouse people against Muhammad [i.e., he exposed him]. He recited verses in sympathy for the Quraysh men Muhammad had cast into the pit. Ka'b Ashraf composed the following poetic lines: 'The blood spilled at Badr calls to its people. They cry and weep. The best men were slain and thrown into a pit.'" *Ishaq:365* "Drive off that fool of yours so that you might be safe from talk that makes no sense. Why do you taunt those who mourn over their dead? They lived good lives, and as such we must remember them. But now you have become like jackals."

Tabari VII:94 **"The Prophet said, 'Who will rid me of Ashraf?' Muhammad bin Maslamah, said, 'I will rid you of him, Messenger of Allah. I will kill him.' 'Do it then,' he said, 'if you can.'"**

Bukhari:V4B52N270 **"The Prophet said, 'Who is ready to kill Ka'b bin Ashraf who has really hurt Allah and His Apostle?' Muhammad bin Maslama said, 'O Allah's Apostle! Do you want me to kill him?' He replied in the affirmative."** ***Ishaq:365*** **"'Who will rid me of Ashraf?' Maslama said, 'I will deal with him for you. O Apostle, I will kill him.' Muhammad said, 'Do so if you can.'"**

Ishaq:365/Tabari VII:94 **"Muhammad bin Maslamah said, 'O Messenger, we shall have to tell lies.' 'Say what you like,' Muhammad replied. 'You are absolved, free to say whatever you must.'"**

Tabari VII:94/Ishaq:367 **"Maslamah made a plan to kill Ka'b, the enemy of Allah. Before they went to him, they sent Abu ahead. When he arrived, they spoke together for a while. They recited verses, for Abu was something of a poet. Then Abu said, 'Ka'b, I have come to you about a matter which I want you to keep secret.' 'Go ahead,' he replied. 'The arrival of the Prophet Muhammad has been an affliction for us.' Abu said, 'Most Arabs are now hostile to us. We cannot travel along the roads, and the result is that our families are facing ruin. We are all suffering.' Ka'b replied, 'I warned you that things would turn out like this.' Abu said, 'I would like you to sell us some food. We will give you some collateral and make a firm contract. Please treat us generously.'"**

Tabari VII:95 **"Abu said, 'We will deposit sufficient weapons with you to guarantee the payment of our debt.' Abu wanted to fool the Jew so that he would not be suspicious about the weapons when they came bearing them. Abu went back to his companions, informed them of what had happened.**

He told them to grab their swords and join him. Before leaving, they went to the house of the Messenger. Muhammad walked with them as far as Baqi al-Gharqad. Then he sent them off, saying, 'Go in Allah's name; O Allah, help them [assassinate the outspoken Jew]!' Then the Prophet went back home. It was a moonlit night, and they went forward until they reached Ka'b's house."

Ishaq:368 "Then Abu called out to him. He had recently married, and he leapt up in his bed. His wife took hold of the sheets, and said to the strange voice, 'You are a fighting man; as only a man of war leaves his house at an hour like this." *Bukhari:V5B59N369* "His wife asked him, 'Where are you going?' Ka'b replied, 'Out with Muhammad bin Maslamah and my brother Abu.' His wife said, 'I hear evil in his voice as if his words are dripping blood.' Ka'b said. 'They are my brother and my foster brother. A generous man should respond to a call at night even if invited to be killed.'"

Muslim:B19N4436 **"Muhammad said to his companions: 'As he comes down, I will extend my hands towards his head, I will touch his hair and smell it. When you see that I have got hold of his head, strip him. When I hold him fast, you do your job.'"** *Bukhari:V5B59N369* **"Muhammad said. 'I have never smelt a better perfume than this,' so that Ka'b would relax his guard. 'Will you allow me to smell your head?' Then Abu thrust his hand into the hair near his temple. When Muhammad got a strong hold of him, he said, 'Strike the enemy of Allah!' So they smote him."**

Ishaq:368 **"Their swords rained blows upon him, but to no avail. Muhammad bin Maslamah said, 'When I saw that they were ineffective, I remembered a long, thin dagger which I had in my scabbard. I took hold of it. By this time the enemy of Allah had shouted so loudly lamps had been lit in the homes around us. I plunged the dagger into his breast and pressed upon it so heavily that it reached his pubic region. Allah's enemy fell to the ground.'"**

Tabari VII:97/Ishaq:368 **"We carried Ka'b's head and brought it to Muhammad during the night. We saluted him as he stood praying and told him that we had slain Allah's enemy. When he came out to us we cast Ashraf's head before his feet. The Prophet praised Allah that the poet had been assassinated and complimented us on the good work we had done in Allah's Cause. Our attack upon Allah's enemy cast terror among the Jews, and there was no Jew in Medina who did not fear for his life.'"**

Ishaq:368 **"Ka'b's body was left prostrate. After his fall, all the Nadir Jews were brought low. Sword in hand we cut him down. By Muhammad's order we were sent secretly by night. Brother killing brother. We lured him to his death with guile [cunning or deviousness]. Traveling by night, bold as lions, we went into his home. We made him taste death with our deadly swords. We sought victory for the religion of the Prophet."**

Tabari VII:97 **"The next morning, the Jews were in a state of fear on account of our attack upon the enemy of Allah. After the assassination, the Prophet declared, 'Kill every Jew.'"**

Bukhari:V1B1N6 **"Just issue orders to kill every Jew in the country."**

***Tabari VII:97/Ishaq:369* "Thereupon Mas'ud leapt upon Sunayna, one of the Jewish merchants with whom his family had social and commercial relations and killed him. The Muslim's brother complained, saying, 'Why did you kill him? You have much fat in you belly from his charity.' Mas'ud answered, 'By Allah, had Muhammad ordered me to murder you, my brother, I would have cut off your head.' Wherein the brother said, 'Any religion that can bring you to this is indeed wonderful!'"**

Tabari VII:156/Ishaq:437 "In the fourth year of the Islamic Era the Prophet expelled the Nadir [a large Jewish community in Yathrib] from their homes.

Tabari VII:158 "Call Muhammad bin Maslamah to me.' When Muhammad came, he was told to go to the Jews and say, 'Leave my country. You have intended treachery.' He went and said, 'The Messenger orders you to depart from his country.' They replied, 'We never thought that an Aws would come with such a message.' 'Hearts have changed,' Muhammad said. 'Islam has wiped out our old covenants.'"

Ishaq:437 "The Apostle ordered them to prepare for war and to march against them. Muhammad personally led his men against the Nadir and halted in their quarter. The Jews took refuge against him in their homes, so he ordered their date palms to be cut down and burnt. They shouted, 'Muhammad, you have forbidden wonton destruction of property and have blamed those who perpetrated it. Why are you doing this?'" *Qur'an 59:5* "The palm trees you cut down or left standing intact was by Allah's dispensation so that He might disgrace the transgressors."

***Ishaq:437* "So Allah cast terror into the hearts of the Jews. Then the Prophet said, 'The Jews have declared war.'"**

Tabari VII:159 "The Messenger of Allah besieged the Banu Nadir for fifteen days until he had reduced them to a state of utter exhaustion, so that they would give him what he wanted. The terms in which the Prophet made peace with the Jews were: he would not shed their blood, he would expel them from their lands and settlements, providing for every three of them a camel and a water-skin." *Ishaq:438* "The Jews loaded their camels with their wives, children, and property. There were tambourines, pipes and singing. They went to Khaybar with such splendor as had never been seen from any tribe." *Ishaq:438* "The Nadir left their property to Muhammad and it became his personal possession, to do with it as he wished." *Ishaq:438* "Allah wreaked His vengeance on the Jews and gave His Apostle power over them and control to deal with them as he wished. Allah said, 'I turned out those who disbelieved of the Scripture People from their homes. And in the next world I will torment them again with a painful punishment in Hell. The palm trees you cut down were by Allah's permission; they were uprooted on My order. It was not destruction but it was vengeance from Allah to humble the evildoers. The spoil which Allah gave the Apostle from the Nadir belongs to him."

Bukhari:V4B52N153 "The properties of Nadir which Allah had transferred to His Apostle as Booty were not gained by the Muslims with their horses and camels. The properties therefore, belonged especially to Allah's Apostle who used to give his family their yearly expenditure and spend what remained thereof on arms and horses to be used in Allah's Cause."

***Bukhari:V4B52N176* "Allah's Apostle said, 'You Muslims will fight the Jews till some of them hide behind stones. The stones will betray them saying, "O Abdullah (slave of Allah)! There is a Jew hiding behind me; so kill him."'"**

Bukhari:V4B52N177 **"Allah's Apostle said, 'The Hour will not be established until you fight with the Jews, and the stone behind which a Jew will be hiding will say. "O Muslim! There is a Jew hiding behind me, so kill him."'"**

Ishaq:441 "A man who had neither shown treachery nor bad faith haply had a change of fortune and took revenge, cutting down their palm trees and killing the Nadir. A sharp sword in the hand of a brave man kills his adversary. The rabbis were disgraced for they denied mighty Lord Allah." Ishaq:442 "Sword in hand we brought down the Nadir. By Muhammad's order we beguiled them."

Tabari VIII:7 "The Quraysh said: 'Jews, you are the people of the first Scripture, and you have knowledge about the subject on which we and Muhammad have come to differ. Is our religion better or his?' 'Your religion is better,' they said. 'You are closer to the truth than he.'"

Ishaq:450 "They are the ones concerning whom Allah revealed: 'Have you not seen those to whom a portion of the Scripture has been given? They believe in idols and false deities. They say, "These are more rightly guided than those who believe?"-until the words, "Hell is sufficient for their burning. They are jealous and Allah has cursed them."'" *[4:51]*

Tabari VIII:15 "When the news reached Muhammad, he sent Sa'd, chief of the Aws to Ka'b. 'If it is true, speak to me in words that we can understand but that will be unintelligible to others. So he went out and found them engaged in the worst of what had been reported. They slandered the Messenger and said, 'There is no treaty between us.' Sa'd reviled them, and they reviled him. Sa'd was a man with a sharp temper. He told the Jews, 'Stop reviling him for the disagreement between us is too serious for an exchange of taunts.'"

Ishaq:461 "Just before the noon prayers, Gabriel came to the Apostle wearing a gold turban. He was riding a mule. He said, 'Have you laid down your weapons and stopped fighting, Muhammad?' 'Yes,' he replied. Gabriel said, 'The angels have not laid down their arms! I've just returned from pursuing the enemy. Allah commands you to march to the Qurayza. I, too, will attack the Jews and shake them out of their homes.'"

Bukhari:V5B59N443-8 "When the Prophet returned from the Trench, laid down his arms and took a bath, Gabriel came to him covered in dust. "Why have you laid down your sword? We angels have not set them down yet. It's time to go out against them.' The Prophet said, 'Where to go?' Gabriel said, 'This way,' pointing towards the Qurayza. So the Prophet went out to besiege them."

Bukhari:V5B59N444 "The dust rose in the streets of Medina as Gabriel's regiment marched through. The angels joined Allah's Apostle in attacking the Qurayza Jews."

Ishaq:461 "The Messenger commanded a crier to announce that all should heed and obey. He ordered that none should perform the afternoon prayer until after they reached the Qurayza settlement. The Prophet sent Ali ahead with his war banner against the Jews, and the Muslims hastened to it. Ali advanced toward their homes and heard insulting language from the Jews about Allah's Messenger. Ali ran back and told the Prophet that the Jews were rascals and that there was no need for him to go near those wicked men. 'Why?' Muhammad asked. 'Have you heard them insult me?' 'Yes,' Ali answered. 'Had they seen me,' Allah's Apostle replied, 'they would not have said anything of the sort.'"

Tabari VIII:28 "Before reaching the Qurayza, Muhammad greeted his Companions. 'Has anyone passed you?' he asked. 'Yes, Prophet,' they replied. 'Dihyah ibn Khalifah passed us on a white mule with a brocade covered saddle.' Allah's Apostle said, 'That was Gabriel. He was sent to the Qurayza to shake their homes and terrorize them.'"

***Tabari VIII:29* "The Prophet said, 'No one should pray the afternoon prayer until they are in the territory of the Qurayza because warfare against the Jews is incumbent upon Muslims.'"**

Ishaq:461 "The Muslims had been totally occupied with warlike preparations. They refused to pray until they had come upon the Jews in accordance with Muhammad's order. Allah did not find fault with them in His Book, nor did the Messenger reprimand them for it."

***Tabari VIII:28* "When the Messenger approached the Jews, he said, 'You brothers of apes! Allah shamed you and cursed you.'"**

Bukhari:V5B59N449 "On the day of the Qurayza siege, Allah's Apostle said to Hassan, 'Abuse them with your poems, for Gabriel is with you.'"

***Ishaq:461* "Muhammad besieged them for twenty-five nights. When the siege became too severe, Allah terrorized them. After the siege exhausted and terrorized them, the Jews felt certain that the Apostle would not leave them until he had exterminated them. So they decided to talk to Ka'b Asad. He said, 'Jews, you see what has befallen you. I shall propose three alternatives. Take whichever one you please.' He said, 'Swear allegiance to Muhammad and accept him; for it has become clear to you that he is a prophet sent from Allah. It is he that you used to find mentioned in your scripture book. Then you will be secure in your lives, your property, your children, and your wives.'" *Tabari VIII:30* "The Jews said, 'We will never abandon the Torah or exchange it for the Qur'an.' Asad said, 'Since you reject this proposal, then kill your children and your wives and go out to Muhammad and his Companions as men who brandish swords, leaving behind no impediments to worry you. If you die, you shall have left nothing behind; if you win you shall find other women and children.' The Jews replied, 'Why would we kill these poor ones? What would be the good of living after them?'"**

Ishaq:462 "Then the Jews asked, 'Send us Abu Lubaba, one of the Aws,' for they were confederates, 'so that we can ask his advice.' The Prophet complied and the Jews grabbed hold of him. The women and children were crying, so he felt pity for them. They said, 'Lubaba, do you think we should submit to Muhammad's judgment?' 'Yes,' he said. But he pointed with his hand to his throat, indicating that it would be slaughter. Lubaba later said, 'As soon as my feet moved, I knew that I had betrayed Allah's Apostle. He rushed away and tied himself to a pillar in the mosque. He cried, 'I will not leave this spot until Allah forgives me for what I've done. I betrayed His Apostle.'" *Ishaq:462/Tabari VIII:32* "I heard Allah's Apostle laughing at daybreak; so I said, 'Why are you laughing, Prophet? May Allah make you laugh heartily!' He replied, 'Lubaba has been forgiven.'" *Ishaq:463* "He vanished into the night. It is not known to this day what happened to him. Some allege that he was bound with a rotten rope and cast away."

Tabari VIII:33 "In the morning, the Jews submitted to the judgment of Allah's Messenger. The Aws [Medina Muslims] leapt up and said, 'Muhammad, they are our allies. You know what you did the other day with the allies of the Khazraj [another tribe of Medina Muslims]!' Before besieging the Qurayza, the

Messenger had besieged the Qaynuqa, who were the confederates of the Khazraj. They had submitted to his judgment and were banished."

Bukhari: V5B59N448 **"Sa'd said, 'O Allah! You know that there is nothing more beloved to me than to fight in Your Cause against those who disbelieve Your Apostle. If there remains any fight with the infidels, then keep me alive till I fight against them for Your sake.'"**

Ishaq:463 "En route to Muhammad, the Aws said, 'Treat our client well for the Prophet has put you in charge of this matter. After many requests, Sa'd said, 'The time has come for Sa'd, in the Cause of Allah, not to be influenced by anyone's reproach.' Some of the people who heard him, announced the impending death of the Qurayza before Sa'd Mu'adh reached them because of the words he had said."

Ishaq:463/Tabari VIII:34 "When Sa'd reached the Messenger of Allah and the Muslims, the Prophet said, 'Pass judgment on them.' Sa'd replied, 'I pass judgment that their men shall be killed, their women and children made captives, and their property divided.' Allah's Apostle proclaimed, 'You have passed judgment on the Jews with the judgment of Allah and the judgment of His Messenger.'"

Bukhari: V5B59N362 **"So the Prophet killed the Qurayza men. He distributed their women, children and property among the Muslims."**

Tabari VIII:39 **"After the affair of the Qurayza ended, the wound of Sa'd broke open. He prayed saying, 'O Allah, You know that there are no men whom I would rather fight and kill than men who called Your Messenger a liar.'"**

Ishaq:464 "The Jews were made to come down, and Allah's Messenger imprisoned them. Then the Prophet went out into the marketplace of Medina (it is still its marketplace today), and he had trenches dug in it. He sent for the Jewish men and had them beheaded in those trenches. They were brought out to him in batches. They numbered 800 to 900 boys and men. As they were being taken in small groups to the Prophet, they said to one another, 'What do you think will be done to us?' Someone said, 'Do you not understand. On each occasion do you not see that the summoner never stops? He does not discharge anyone. And that those who are taken away do not come back. By God, it is death!' The affair continued until the Messenger of Allah had finished with them all."

Tabari VIII:40 "Allah's Apostle commanded that furrows should be dug in the ground for the Qurayza. Then he sat down. Ali and Zubayr began cutting off their heads in his presence."

Tabari VIII:35/Ishaq:464 "Huyayy, the enemy of Allah, was brought out. He was wearing a rose-colored suit of clothes that he had torn all over with fingertip-sized holes so that it would not be taken as booty. His hands were bound to his neck with a rope. When he looked at Muhammad he said, 'I do not regret opposing you. Whoever forsakes God will be damned.' He sat down and was beheaded."

Ishaq:464/Tabari VIII:36 "According to Aisha, one Jewish woman was killed. She was by my side, talking with me while Allah's Messenger was killing her men in the marketplace."

Tabari VIII:38 "The Messenger of Allah commanded that all of the Jewish men and boys who had reached puberty should be beheaded. Then the Prophet divided the wealth, wives, and children of the Qurayza Jews among the Muslims." *Ishaq:465* "When their wrists were bound with cords, the Apostle was a sea of generosity to us."

Ishaq:465 "Then the Apostle divided the property, wives, and children of the Qurayza among the Muslims. Allah's Messenger took his fifth of the booty. He made known on that day the extra shares for horses and their riders-giving the horse two shares and the rider one. It was the first booty in which lots were cast."

Tabari VIII:38 "According to this example (Sunnah), the procedure of the Messenger of Allah in the divisions of booty became a precedent which was followed in subsequent raids." *Tabari VIII:39* "Then the Messenger of Allah sent Zayd with some of the Qurayza captives to Najd, and in exchange for them he purchased horses and arms."

***Tabari VIII:38* "The Prophet selected for himself from among the Jewish women of the Qurayza, Rayhanah. She became his concubine. When he predeceased her, she was still in his possession. When the Messenger of Allah took her as a captive, she showed herself averse to Islam and insisted on Judaism."**

***Ishaq:466* "The Apostle chose one of the Jewish women for himself. Her name was Rayhanah. She remained with him until she died, in his power. The Apostle proposed to marry her and put the veil on her but she said, 'Leave me under your power, for that will be easier. She showed a repugnance towards Islam when she was captured."**

Ishaq:466 "Allah sent down [a surah] concerning the Trench and Qurayza raid. The account is found in the Allied Troops. In it He mentions their trial and His kindness to the Muslims."

Ishaq:468 "Allah brought down the People of the Scripture Book. I forced the Qurayza from their homes and cast terror into their hearts. Some you slew, and some you took captive. You killed their men and enslaved their women and children. And I caused you to inherit their land, their dwellings, and their property. Allah can do all things.'"

Ishaq:479 "Slain in Allah's religion, Sa'd inherits Paradise with the martyrs. His was a noble testimony. When he pronounced his verdict on the Qurayza, he did not judge on his own volition. His judgment and Allah's were one. Sa'd is among those who sold his life for the Garden of Bliss." Ishaq:469 "An Ansar [Muslim] recited this poem: 'The throne of Allah shook for only one man: Sa'd the brave and bold, a glorious leader, a knight ever ready. Stepping into the battle, he cut heads to pieces."

Ishaq:469 "On the day the Qurayza Jews were slain, one Muslim was martyred. A stone was thrown on him and it inflicted a shattering wound. The Apostle said, 'He will have the reward of two martyrs.'"

Ishaq:475 "Allah commanded that horses should be kept for His enemy in the fight so they might vex them. We obeyed our Prophet's orders when he called us to war. When he called for violent efforts we made them. The Prophet's command is obeyed for he is truly believed. He will give us victory, glory, and a

life of ease. **Those [Jews] who call Muhammad a liar disbelieve and go astray. They attacked our religion and would not submit."**

Ishaq:481 "The Apostle slew them in their own town. With our troops he surrounded their homes. We shouted out cries in the heat of battle. The Jews were given the Scripture and wasted it. Being blind, [the illiterate man said] they strayed from the Torah. You Jews disbelieved the Qur'an and yet you have tasted the confirmation of what it said. May Allah make our raid on them immortal. May fire burn in their quarter. They will no longer ruin our lands. You [Jews] have no place here, so be off!"

Ishaq:480 **"The Qurayza met their misfortune [now there's an understated word]. In humiliation they found no helper. A calamity worse than that which fell upon the Nadir befell them. On that day Allah's Apostle came to them like a brilliant moon. We left them with blood upon them like a pool. They lay prostrate with the vultures circling round."**

Attach: E

ISLAM'S QUOTATIONS REGARDING WOMEN

Here are some examples of what Islam's Revealed Text, Surahs from the Holy Qur'an, and the Hadith stating what Muhammad had to say about:

WOMEN IN ISLAM:

Tabari IX:113 **"Allah permits you to shut them in separate rooms and to beat them, but not severely. If they abstain, they have the right to food and clothing. Treat women well for they are like domestic animals and they possess nothing themselves. Allah has made the enjoyment of their bodies lawful in his Qur'an."**

Tabari I:280 **"Allah said, 'It is My obligation to make Eve bleed once every month as she made this tree bleed. I must also make Eve stupid, although I created her intelligent.' Because Allah afflicted Eve, all of the women of this world menstruate and are stupid."**

Qur'an 4:3 **"If you fear that you shall not be able to deal justly with orphans, marry women of your choice who seem good to you, two or three or four; but if you fear that you shall not be able to do justice (to so many), then only one, or (a slave) that you possess, that will be more suitable. And give the women their dower as a free gift; but if they, of their own good pleasure, remit any part of it to you, eat it with enjoyment, take it with right good cheer and absorb it (in your wealth)."**

Qur'an 4:11 **"Allah directs you in regard of your Children's (inheritance): to the male, a portion equal to that of two females.... These are settled portions ordained by Allah."**

Bukhari:V1B22N28 **"The Prophet said: 'I was shown the Hell Fire and the majority of its dwellers were women who are disbelievers or ungrateful.' When asked what they were ungrateful for, the Prophet answered, 'All the favors done for them by their husbands.'"**

Muslim:B1N142 **"'O womenfolk, you should ask for forgiveness for I saw you in bulk amongst the dwellers of Hell.' A wise lady said: Why is it, Allah's Apostle, that women comprise the bulk of the inhabitants of Hell? The Prophet observed: 'You curse too much and are ungrateful to your spouses. You lack common sense, fail in religion and rob the wisdom of the wise.' Upon this the woman remarked: What is wrong with our common sense? The Prophet replied, 'Your lack of common sense can be determined from the fact that the evidence of two women is equal to one man. That is a proof.'"**

Qur'an 4:43 **"Believers, approach not prayers with a mind befogged or intoxicated until you understand what you utter. Nor when you are polluted, until after you have bathed. If you are ill, or on a journey, or come from answering the call of nature, or you have touched a woman, and you find no water, then take for yourselves clean dirt, and rub your faces and hands. Lo! Allah is Benign, Forgiving." [The Qur'an claims women are unclean and polluted—worse than dirt.]**

Bukhari:V4B55N547 **"The Prophet said, 'But for the Israelis, meat would not decay, and if it were not for Eve, wives would never betray their husbands.'"**

Qur'an 33:59 **"Prophet! Tell your wives and daughters and all Muslim women to draw cloaks and veils all over their bodies (screening themselves completely except for one or two eyes to see the way). That will be better."**

Qur'an 4:15 **"If any of your women are guilty of lewdness, take the evidence of four witnesses from amongst you against them; if they testify, confine them to houses until death [by starvation] claims them."**

Bukhari:V4B52N143/V5B59N523 **"When we reached Khaybar, Muhammad said that Allah had enabled him to conquer them. It was then that the beauty of Safiyah was described to him. Her husband had been killed, so Allah's Apostle selected her for himself. He took her along with him till we reached a place called Sad where her menses were over and he took her for his wife, consummating his marriage to her, and forcing her to wear the veil.'"**

Bukhari:V5B59N524 **"The Muslims said among themselves, 'Will Safiyah be one of the Prophet's wives or just a lady captive and one of his possessions?'"**

Ishaq:593 **"From the captives of Hunayn, Allah's Messenger gave [his son-in-law] Ali a slave girl called Baytab and he gave [future Caliph] Uthman a slave girl called Zaynab and [future Caliph] Umar another."**

Bukhari:V3B48N826 **"The Prophet said, 'Isn't the witness of a woman equal to half of that of a man?' The women said, 'Yes.' He said, 'This is because of the deficiency of a woman's mind.'"**

Ishaq:584 **"Tell the men with you who have wives: never trust a woman."**

Ishaq:185 **"In hell I saw women hanging by their breasts. They had fathered bastards."**

Qur'an 24:31 **"Say to the believing women that they should lower their gaze and guard their modesty; that they should not display their beauty except what (must) appear; that they should draw their veils over their bosoms and not display them except to their husbands..."**

Qur'an 24:34 **"Force not your slave-girls to whoredom (prostitution) if they desire chastity, that you may seek enjoyment of this life. [And here's the freedom-to-pimp card:] But if anyone forces them, then after such compulsion, Allah is oft-forgiving."**

Ishaq:469 **"The Apostle said, 'Every wailing woman lies except those who wept for Sa'd.'"**

Tabari VIII:62/Ishaq:496 **"Ali [Muhammad's adopted son, son-in-law, and future Caliph] said, 'Prophet, women are plentiful. You can get a replacement, easily changing one for another.'"**

Ishaq:496 **"Ask the slave girl; she will tell you the truth.' So the Apostle called Burayra to ask her. Ali got up and gave her a violent beating first, saying, 'Tell the Apostle the truth.'"**

Qur'an 24:1 **"(This is) a surah which We have revealed and made obligatory and in which We have revealed clear communications that you may be mindful. For the woman and the man guilty of adultery or fornication, flog each of them with a hundred stripes. Let not compassion move you in their case, in a matter prescribed by Allah. And let a party of the Believers witness their punishment."**

Qur'an 24:6 **"And for those who launch a charge against their wives, accusing them, but have no witnesses or evidence, except themselves; let the testimony of one of them be four testimonies, (swearing four times) by Allah that he is the one speaking the truth.**

By Craig Winn 2006 (The notes are by Craig Winn)

Edited by Fredrick P. Wilson FEB 2006

ISLAM'S
QUOTATIONS REGARDING CHRISTIANS

Here are some examples of what Islam's Revealed Text, The Holy Quran (Suras are Chapters within it), and the Hadith stating what Muhammad had to say about:

CHRISTIANS:

Qur'an 5:17 **"Verily they are disbelievers and infidels who say, 'The Messiah, son of Mary, is God.'"**

Qur'an 5:51 **"Believers, take not Jews and Christians for your friends. They are but friends and protectors to each other."**

Qur'an 5:72 **"They are surely infidels who blaspheme and say: 'God is Christ, the Messiah, the son of Mary.' But the Messiah only said: 'O Children of Israel! Worship Allah, my Lord and your Lord.'"**

Qur'an 74:31 **"We have appointed nineteen angels to be the wardens of the Hell Fire. We made a stumbling-block for those who disbelieve and We have fixed their number as a trial for unbelievers in order that the People of the Book may arrive with certainty, and that no doubts may be left for the People of the Book, those in whose hearts is a disease."**

Ishaq:180 **"According to my information, the Apostle often sat by a young Christian slave named Jabr. The Meccans said, 'He is the one who teaches Muhammad most of what he brings.' Then Allah revealed, Qur'an 16:103 'We know what they (pagans) say: "It is only a mortal man who teaches him (Muhammad). But the tongue of the man they wickedly point to is notably foreign, while this (Qur'an) is pure Arabic."'**

Qur'an 72:15 **"But the Qasitun (disbelievers) are the firewood of hell."**
Qur'an 88:1 **"Has the narration reached you of the overwhelming (calamity)? Some faces (Jews and Christians) that Day, will be humiliated, downcast, scorched by the burning fire, while they are made to drink from a boiling hot spring."**

Qur'an 9:29 **"Fight those who do not believe in Allah or the Last Day, who do not forbid that which has been forbidden by Allah and His Messenger, or acknowledge**

the Religion of Truth (Islam), (even if they are) People of the Book (Christians and Jews), until they pay the Jizyah tribute tax in submission, feeling themselves subdued and brought low." [Another translation says:] "pay the tax in acknowledgment of our superiority and their state of subjection."

Ishaq:552 **"The Quraysh had put pictures in the Ka'aba including two of Jesus and one of Mary. Muhammad ordered that the pictures should be erased."**

Qur'an 5:14 **"From those, too, who call themselves Christians, We made a covenant, but they forgot and abandoned a good part of the message that was sent them: so we estranged them, stirred up enmity and hatred among them to the Day of Doom. Soon will Allah show them the handiwork they have done."**

Qur'an 5:15 **"O People of the Book! There has come to you Our Apostle, revealing to you much that you used to hide in your Scripture, suppressing and passing over much. There has come to you from Allah a (new) light (Muhammad) and a clear Book [the Qur'an]."**

Qur'an 5:17 **"...Say (Muhammad): 'Who then has the least power against Allah, if His will were to destroy Christ, the Messiah, the son of Mary, his mother, and everyone else on earth?"**

Qur'an 5:18 **"The Jews and the Christians say: 'We are sons of Allah, and his beloved.' Say: 'Why then does He punish you for your sins? Nay, you are but men. He forgives whom He wishes and punishes whom He pleases.'"**

Qur'an 5:35 **"Believers, fear Allah and seek the way to approach Him, striving hard, fighting Jihad with all your might in His Cause that you may be successful. As for the disbelievers [previously defined as Christians], if they had everything on earth, two times over, to give as ransom for the penalty of the Day of Doom, it would never be accepted from them. Theirs will be a painful torment. They will desire to get out of the fire, but they shall not be released from it. They shall have an everlasting torture."**

Qur'an 5:47 **"Let the people of the Gospel judge by what Allah has revealed therein. If any fail to judge by what Allah has revealed, they are (no better than) those who rebel."**

Qur'an 5:48 **"To you [Christians] We sent the Scripture in truth, confirming the scripture that came before it, and guarding it in safety: so judge between them by what Allah has revealed."**

Qur'an 5:49 **"And this (He commands): Judge between them by what Allah has revealed and follow not their [Christian] desires, but beware of them lest they beguile you, seducing you away from any of that which Allah hath sent down to you. And if they turn you away [from being Muslims], be assured that for their crime it is Allah's purpose to smite them. Truly most men are rebellious."**

Qur'an 5:57 **"Believers, take not for friends those who take your religion for a mockery or sport, a joke, whether among those who received the Scripture before you or among those who reject Faith; but fear Allah."**

Qur'an 5:68 **"Say: 'People of the Scripture Book! You have no ground to stand upon unless you observe the Taurat [Torah], the Injeel [Gospel], and all the Revelation that has come to you from your Lord.' It is certain to increase their rebellion and blasphemy. But grieve you not over unbelieving people."**

Qur'an 5:72 **"...Lo! Whoever joins other gods with Allah or says He has a partner, Allah has forbidden Paradise, and the Hell Fire will be his abode. There will for the wrong-doers be no one to help."**

Qur'an 5:73 **"They are surely disbelievers who blaspheme and say: 'God is one of three in the Trinity for there is no Ilah (God) except One, Allah. If they desist not from saying this (blasphemy), verily a grievous penalty will befall them—the disbelievers will suffer a painful doom."**

Qur'an 5:75 **"The Messiah, Christ, the son of Mary, was no more than a messenger; many were the messengers that passed away before him. His mother was a woman of truth. They had to eat their food. See how Allah does make His signs clear to them; yet see in what ways they are deluded!"**

Qur'an 4:157 **"'We [Jews] killed the Messiah, Jesus,' but they killed him not, nor crucified him. It appeared so to them (as the resemblance of Jesus was put over another man and they killed that man). Nay, Allah raised him up unto Himself. Those who differ with this version are full of doubts. They have no knowledge and follow nothing but conjecture. For surely they killed him not."**

Qur'an 4:171 **"O People of the Book! Do not exaggerate in your religion; nor speak lies of Allah. The Messiah, Christ Jesus, the son of Mary was (no more than) a messenger of Allah, and His Word, which He bestowed on Mary, and a Spirit proceeding from Him. So believe in Allah and His messengers. Say not 'Trinity.' Cease and Desist: (it is) better for you: for Allah is one Ilah (God). (Far it is removed from him of) having a son. To Him belong all things in the heavens and on earth. And enough is Allah as a Disposer of affairs. The Messiah is proud to be a slave of Allah, as are the angels, those nearest. Those who disdain His worship and are arrogant. He will gather them all together unto Himself to (answer).... He will punish with a painful doom; Nor will they find, besides Allah, any to protect or save them."**

Qur'an 4:159 **"And there is none of the People of the Book but will believe in him (Jesus as only a messenger of Allah and a human being) before his (Jesus') death. He will be a witness against them."**

Qur'an 5:77 **"Say (Muhammad): 'People of the Book, do not overstep the bounds in your religion, or follow the people who erred and led many astray. Cursed are the unbelievers among the Children of Israel by David and Jesus.... They do vile things, allying themselves with the infidels so that Allah's indignation is upon them and in torment they will suffer for all eternity." [Another translation reads:] "Curses were pronounced on the unbelievers, the Children of Israel who rejected Islam, by the tongues of David and of Jesus because they disobeyed and rebelled."**

Qur'an 5:80 **"You see many of them allying themselves with the unbelieving infidels. Vile indeed are their souls. Allah's wrath is on them, and in torment will they abide."** *Qur'an 5:81* **"If only they had believed in Allah, in the Prophet, and in what had been revealed to him."**

Qur'an 5:82 **"You will find the Jews and disbelievers [defined as Christians in 5:73] the most vehement in hatred for the Muslims."**

Qur'an 5:110 **"And God will say: 'O Jesus! Recount My favor to you and to your mother. Behold! I strengthened you with the Holy Spirit so that you spoke to the people in the cradle and in the prime of life. Behold! I taught you the law and the judgment, the Torah and the Gospel. And behold, you made out of clay, as it were, the figure of a bird and you breathed into it and it became a bird by My permission. And you healed those born blind by My permission and the lepers by My permission. And behold! You raised forth the dead by My permission. And behold! I did restrain the Jews from harming you when you came with clear proofs. And the unbelievers among the Jews said: 'This is nothing but magic.'"**

Qur'an 5:111 **"Behold! I inspired the [Christian] disciples to have faith in Me and My Messenger. They said, 'We are believers, and bear witness that we prostrate ourselves to Allah as Muslims.'"** *Qur'an 5:112* **"Behold! The disciples, said: 'O Jesus, can your Lord send down to us a table well laid out from heaven?' Said Jesus: 'Fear Allah, if you have faith.' When the disciples said: 'O Jesus, son of Mary, is your Lord able to send down for us a table spread with food from heaven?' He said: "Observe your duty to Allah, if you are true believers.'"** *Qur'an 5:113* **"They said: 'We only wish to eat thereof to satisfy our hearts, and to know that you have told us the truth. We want to witnesses a miracle.' Said Jesus, the son of Mary: 'O Allah our Lord! Send us from heaven a table well laid out, that there may be for us a feast, a Sign from you."** *Qur'an 5:115* **"Allah said: 'I am going to send it down unto you, but if any of you after that disbelieves, resisting Faith [Islam], I will punish him with a torment such as I have not inflicted on any one of my creatures, man or jinn. I will punish them with a torment such as I have not inflicted on any one of my creatures."**

Qur'an 5:116 **"And behold! Allah will say: 'O Jesus, the son of Mary! Did you say unto men, worship me and my mother as two gods besides Allah?' He will say: 'Glory to You! Never could I utter what I had no right."** *Qur'an 5:117* **"I only said what You (Allah) commanded me to say: Worship Allah, my lord and your Lord. I was a witness over them while I dwelt amongst them but you took me up. (This is a great admonition and warning to the Christians of the whole world.)"**

Tabari IX:15 **"One of the Ansari who was plundering the slain came upon a Thaqif boy. He discovered that he was an uncircumcised Christian. He uncovered others and then yelled out at the top of his voice, 'Allah knows that the Thaqif are uncircumcised."**

Tabari IX:86 **"Don't seduce the Jews or Christians for incumbent on them is to pay the jizyah protection tax."**

Bukhari:V2B23N414 **"The Prophet in his fatal illness said, "Allah cursed Jews and Christians because they took their Prophets' graves as places for praying.'"**

Bukhari:V5B59N727 **"When Allah's Apostle became seriously sick, he started covering his face with a woolen sheet. When he felt short of breath, he removed it, and said, 'That is so! Allah's curse be on Jews and Christians.'"**

Bukhari: V4B55N607 **"Allah's Apostle said, 'On the night of my Ascension to Heaven, I saw Jesus with a red face as if he had just come out of a bathroom. And I resemble Abraham more than any of his offspring.'"**

Qur'an 2:111 **"They say: 'None shall enter Paradise unless he be a Jew or a Christian.' Those are their (vain) desires. Say: 'Produce your proof if you are truthful.' Nay, whoever submits His face to Allah and surrenders, he will get his reward; on such shall be no fear, nor shall they grieve. The Jews say: 'The Christians follow nothing; and the Christians say: 'the Jews follow nothing (true);' Yet they (profess to) recite the (same) Scripture Book. But Allah will judge between them in their quarrel."**

Qur'an 9:30 **"The Jews call Uzair the son of Allah, and the Christians say that the Messiah is the son of Allah. That is their saying from their mouths; they but imitate what the unbelievers of old used to say. Allah's (Himself) fights against them, cursing them, damning and destroying them. How perverse are they!"**

Qur'an 9:31 **"They (Jews and Christians) consider their rabbis and monks to be gods besides Allah. They also took their Lord Messiah to be a god but they were commanded (in the Taurat and Injeel) to worship only One Ilah (God). There is no ilah (god) but He. Too holy is He for the partners they associate (with Him)."**

Qur'an 9:34 **"Believers, there are many (Christian) monks and (Jewish) rabbis who in falsehood devour the wealth of mankind and hinder (men) from the way of Allah. And there are those who bury gold and silver and spend it not in Allah's Cause. (Muhammad) announce unto them tidings of a painful torture. On the Day [of Doom] heat will be produced out of that (wealth) in the Fire of Hell. It will be branded on their foreheads, their flanks, and their backs. 'This is the (treasure) which you hoarded for yourselves: now taste it!'"**

Qur'an 2:116 **"They say: 'Allah hath begotten a son: glory be to Him.' Nay, to Him belongs all that is in heavens and on earth: All are subservient and obedient to Him."**

Qur'an 2:145 **"Even if you were to bring to the people of the Scripture Book all the Signs, they would not follow Your Qiblah; nor are you going to follow their Qiblah; nor indeed will they follow each other's Qiblah."**

Qur'an 2:146 **"The People of the Book, unto whom We gave the Scripture,**

know/recognize this revelation/him as they know/recognize their own sons; But lo! a party of them knowingly conceals truth."

Qur'an 2:71 **"The semblance of the infidels is one who shouts to one who cannot hear. They are deaf, dumb, and blind. They make no sense."**

Qur'an 2:174 **"Those who conceal Allah's revelations in the [Bible] Scripture Book, and thus make a miserable profit thereby [selling it to Muhammad], swallow Fire into themselves; Allah will not address them. Grievous will be their doom."** *Qur'an 2:175* **"They are the ones who bartered away guidance for error and Torment in place of Forgiveness. Ah, what boldness (they show) for the Fire! (Their doom is) because Allah sent down the Book in truth but those who seek causes of dispute in the Book are in a schism of great opposition."**

Tabari VIII:98 **"Between the truce of Hudaybiyah and his death, the Messenger dispersed his Companions with letters. 'I have been sent as a mercy and for all. Therefore, convey the message from me, and Allah shall have mercy on you. Do not become disobedient to me as the Disciples became disobedient to Jesus. He called them to the like of what I called you to. Those whom he sent close by were pleased and accepted; those whom he sent far off were refused. Jesus complained of their behavior to Allah, and when they awoke the next morning, each could speak the language of the people to whom he had been sent. Then Jesus said, 'This is an affair that Allah has determined for you; so go forth!'"**

Qur'an 8:50 **"If you could have seen the infidels when the angels drew away their souls, striking their faces and smiting their backs. The angels said: 'Taste the penalty of the blazing Fire.'"**

Qur'an 8:52 **"They brought this on themselves. Their case is like that of Pharaoh and of those before them. They denied and rejected the revelations of Allah, and Allah destroyed them, punishing them for their crimes: for Allah is strict, severe in punishment."**

Qur'an 61:6 **"And Jesus, the son of Mary, said: 'Children of Israel, I am the Messenger of Allah (sent) to you, confirming that (which was revealed) before me in the Torah, and giving Glad Tidings of a Messenger to come after me, whose name shall be Ahmad, the Praised One.' But when he came to them with Clear Signs, they said, 'this is sorcery!'"**

Qur'an 61:14 **"O Muslims! Be helpers of Allah: As Jesus the son of Mary said to the Disciples, 'Who will be my helpers (in the Cause) of Allah?' Said the disciples, 'We are Allah's helpers!' Then a portion of the Children of Israel believed, and a portion disbelieved: But We gave power to those who believed against their enemies, and they became the victorious."**

Qur'an 3:37 **"Mariam was given into the care of Zacharyah. Whenever he came to see her in her chamber he found her provided with food, and he asked, 'Where has this come from Mary?' She said, 'From Allah who gives in abundance to whomsoever He will. Zacharyah prayed, 'Bestow on me offspring that is good [i.e., not a girl]. As he stood in the chamber the angels said, 'Allah sends you tidings of Yahya (John) who will confirm a thing from Allah (the creation of Isa (Jesus), the Word of Allah) and be a noble prophet, one who is upright and does good [a Muslim]."**

Qur'an 3:42Qur'an 3:44 **"Behold! the angels said: 'Mariam! Allah has chosen you and purified you above the women of all nations and creation (including jinn). Mary! submit with obedience to your Lord (Allah). Prostrate yourself, and bow down with those [Muslims] who bow down." "This is part of the tidings of the things unseen, which you have no knowledge and We reveal unto you (Messenger!) by inspiration. You were not with them when they cast lots with arrows, as to which of them should be charged with the care of Mariam. Nor were you with them when they disputed."**

Qur'an 3:45 **"Behold, the angels said: 'O Mariam! Allah gives you glad tidings of a Word from Him: his name will be the Messiah, Isa (Jesus), the son of Mariam, held in honor in this world and the Hereafter and of those nearest to Allah."**

Qur'an 4.171 **"O people of the Book (Christians), do not be fanatical in your faith, and say nothing but the truth about Allah. The Messiah who is Isa (Jesus), son of Mariam, was only a messenger of Allah, nothing more. He bestowed His Word on Mariam and His Spirit. So believe in Allah and say not Trinity for Allah is one Ilah (God)...far be it from His Glory to beget a son."**

Qur'an 3:46 **"And he shall speak to the people when in the cradle and when of old age, and shall be one of the good ones."**

Bukhari:V4B55N645 **"The Prophet said, 'None spoke in cradle but three: The first was Jesus, the second was an Israeli called Juraij. While he was offering his prayers, his mother called him. He said, "Shall I answer her or keep on praying?" He went on praying and did not answer her. His mother said, "O Allah! Do not let him die till he sees the faces of prostitutes."**

Qur'an 3:47 **"Mary said: 'O my Lord! How shall I have a son when no man has touched me?' He said: 'Even so: Allah creates what He wills: When He has decreed a plan, He but says to it, 'Be,' and it is!"** *Qur'an 3:48* **"And Allah will teach him the Scripture Book and Wisdom, the Torah and the Gospel, and appoint him a messenger to the Children of Israel, with this message: 'Lo! I come unto you with a Sign from your Lord. Lo! I fashion for you out of clay the likeness of a bird, and I breathe into it and it is a bird, by Allah's leave. I heal him who was born blind, and the leper, and I raise the dead, by Allah's leave." [As if reading a different Arabic text, the Ali translation says:] "He will teach him the Law and the Judgment, the Torah and the Gospel, and he will be Apostle to the children of Israel, (saying) 'I have come to you with a prodigy from your Lord that I will fashion the state of destiny out of the mire for you and breathe (a new spirit) into it, and (you) will rise by the will of Allah."**

Bukhari:V4B55N657 **"Allah's Messenger said, 'Isa (Jesus), the son of Mariam, will shortly descend amongst you Muslims and will judge mankind by the law of the Qur'an. He will break the cross and kill the swine [Jews] and there will be no Jizyah tax taken from non-Muslims. Money will be so abundant no one will accept it. So you may recite this Holy Verse: "Isa (Jesus) was just a human being before his death. On the Day of Resurrection he (Jesus) will be a witness against the Christians."'"**

Bukhari:V4B55N658 **"Allah's Apostle said 'How will you be when the son of Mary (i.e. Jesus) descends amongst you and he will judge people by the Law of the Qur'an and not by the law of Gospel.'"**

Bukhari:V4B55N651-2 **"I heard Allah's Apostle saying, 'I am the nearest of all the people to Jesus. There has been no prophet between me and Jesus. All the prophets are paternal brothers; their mothers are different, but their religion is one.'"**

Qur'an 3:50 **"(I [Isa/Jesus] have come) to attest the Torah which was before me. And to make lawful to you part of what was forbidden; I have come to you with a Sign from your Lord. So fear Allah, and obey me. Lo! Allah is my Lord and your Lord, so worship Him. That is a straight path."**

Bukhari:V4B56N814 **"There was a Christian who embraced Islam and he used to write the revelations for the Prophet. Later on he returned to Christianity again he used to say: 'Muhammad knows nothing but what I have written for him.'"**

Qur'an 3:52 **"But when Jesus became conscious of their disbelief, he cried: 'Who will**

be my helpers in the Allah's Cause? The disciples said: We will be Allah's helpers. We believe in Allah, and do you bear witness that we are Muslims." ***Qur'an 3:54*** **"And they (the disciples from the previous verse) schemed, and Allah schemed and plotted (against them): and Allah is the best of schemers." [Another translation reads:]** ***Qur'an 3:54*** **"'Lord, we believe in Your revelations [the Torah and Gospels] and follow this Apostle [Jesus]. Enroll us among the witnesses.' But the Christians contrived a plot and Allah did the same; but Allah's plot was the best." [A third translation says that "they" refers to "disbelievers," not the disciples and they plotted to kill Jesus.] "And they (disbelievers) plotted (to kill Isa [Jesus]) and Allah plotted too."**

Qur'an 3:55 **"Allah said, 'Jesus, I will take you and raise you to Myself and rid you of the infidels (who have forged the lie that you are My son).... Those who are infidels will surely receive severe torment both in this world and the next; and none will they have as a savior for them." [Interesting, considering...]** ***Qur'an 5:72*** **"They are surely infidels who say; 'God is the Christ, the Messiah, the son of Mary." [Another translation reads:]** ***Qur'an 3:55*** **"Behold! Allah said: 'O Jesus! I will take you and raise you to Myself and clear you (of the falsehoods) of those who blaspheme; I will make those who follow you superior to those who reject faith. Then shall you all return unto me, and I will judge between you on the matters wherein you dispute." [Another:] "(Remember) when Allah said: 'Jesus! Lo! I am gathering you and causing you to ascend unto Me. I am cleansing you of those who disbelieve." [A fourth reads:] "When Allah said: 'Jesus, I am going to terminate the period of your stay (on earth) and cause you to ascend unto Me and purify you of those who disbelieve.... I will decide between you concerning that which you differed."**

Qur'an 3:56 **"As for those disbelieving infidels, I will punish them with a terrible agony in this world and the next. They have no one to help or save them."** ***Qur'an 3:58*** **"This is what We rehearse to you of the Signs and Message, a wise reminder. The similitude (likeness) of Jesus before Allah is as that of Adam; He created him from dust, then said to him: 'Be.' And he was."**

Qur'an 3:60 **"The Truth (comes) from Allah alone. So be not of those who doubt, waver or dispute. If any one disputes in this matter with you, now after knowledge has come to you, say: 'Come! Let us gather together our sons and women among ourselves. Then let us earnestly pray, and invoke the curse of Allah on those who lie!'"**

Qur'an 3:61 **"If anyone disputes with you about Jesus being divine, flee them and pray that Allah will curse them."** ***Qur'an 3:62*** **"This is the true account, the true explanation: There is no Ilah (God) except Allah; and Allah—He is the Mighty, the Wise. And if they turn away, then lo! Allah is aware of the corrupters, the mischief-makers. Say: 'O People of the Book, come to common terms as an agreement**

between us and you: That we all shall worship none but Allah; that we associate no partners with him; and that none of us shall take others for lords beside Allah.' If then they turn back, say you: 'Bear witness that we (at least) are Muslims surrendered."

Qur'an 3:67 **"Abraham was not a Jew nor yet a Christian; but he was a true Muslim, surrendered to Allah (which is Islam), and he joined not gods with Allah." Qur'an 3:69 "It is the wish of the followers of the People of the Book to lead you astray. But they make none to go astray except themselves, but they perceive not. You People of the Book! Why reject you the signs, proofs, and verses of Allah, of which you are witnesses? You People of the Book! Why do you clothe Truth with falsehood, and conceal the Truth?"**

Qur'an 3:118 **"O you who believe! Take not into your intimacy those outside your religion (pagans, Jews, and Christians). They will not fail to corrupt you. They only desire your ruin. Rank hatred has already appeared from their mouths. What their hearts conceal is far worse. When they are alone, they bite off the very tips of their fingers at you in their rage. Say unto them: 'Perish in your rage.'"**

Qur'an 4:48 **"Allah forgives not that partners [Christ as God] should be set up with Him; but He forgives anything else, to whom He please; to set up partners with Allah is to devise a sin most heinous."**

Qur'an 4:50 **"Behold! how they invent lies against Allah! That is flagrant sin."**

Qur'an 4:51 **"Have you not seen those to whom a portion of the Book has been given? They believe in sorcery and false deities and say of those who disbelieve: these are better guided than those who believe. They are (men) whom Allah has cursed: And those whom Allah has cursed, you will find that they have no savior."**

Qur'an 4:54 **"Are they jealous and envious what Allah has given them of his bounty? But We had already given the house of Abraham the Book, and conferred upon them a grand kingdom. Some of them believed, and some of them averted their faces from him. And Hell is sufficient for their burning. Those who reject our Signs, We shall soon cast into the Fire. As often as their skin is burnt and singed, roasted through, We shall change it for fresh skin, so that they may go on tasting the torment."**

BY Craig Winn 2006 (The notes are by Craig Winn) Edited by: Fredrick P. Wilson FEB 2006

Attach: G

Summary of Qur'an details

This ordering of the Suras can be found at:
http://www.answering-islam.de/Main/Index/Q/quran.html

There is disagreement amongst various experts on the exact order of the Suras. There is little disagreement regarding which ones were written in Mecca and which in Madina, but there is some disagreement within several subsets of their order. This listing is one of the most agreed upon offerings.

Some Suras have alternative names. They are given in a new line [and in brackets]. However, the list of alternative names is not complete yet.

s/no	name	English Names	#verses	place	chronological order
1	Al-Fatihah	The Opening	7	Mecca	5
2	Al-Baqarah	The Cow	286	Madina	87
3	Âl 'Imran	The Family of 'Imran	200	Madina	89
4	An-Nisa'	Women	176	Madina	92
5	Al-Ma'idah	The Flood	120	Madina	112
6	Al-An`am	The Cattle	165	Mecca	55
7	Al-A`raf	The Elevated Places	206	Mecca	39
8	Al-Anfal	The Spoils of War	75	Madina	88
9	At-Taubah	Repentance	129	Madina	113
	[Bara'ah]	[Immunity / Disavowal]			
10	Yunus	Jonah	109	Mecca	51
11	Hud	Hud	123	Mecca	52
12	Yusuf	Joseph	111	Mecca	53
13	Al-Ra`d	The Thunder	43	Madina	96
14	Ibrahim	Abraham	52	Mecca	72
15	Al-Hijr	The Rock	99	Mecca	54
16	An-Nahl	The Bee	128	Mecca	70
17	Bani Isra'il	The Israelites	111	Mecca	50
18	Al-Kahf	The Cave	110	Mecca	69
19	Maryam	Mary	98	Mecca	44
20	Ta Ha	Ta Ha	135	Mecca	45
21	Al-Anbiya'	The Prophets	112	Mecca	73
22	Al-Hajj	The Pilgrimage	78	Madina	103
23	Al-Mu'minun	The Believers	118	Mecca	74

24	An-Nur	The Light	64	Madina	102
25	Al-Furqan	The Criterion	77	Mecca	42
26	Ash-Shu`ara'	The Poets	227	Mecca	47
27	An-Naml	The Ant	93	Mecca	48
28	Al-Qasas	The Narrative	88	Mecca	49
29	Al-`Ankabut	The Spider	69	Mecca	85
30	Ar-Rum	The Romans	60	Mecca	84
31	Luqman	Lukman	34	Mecca	57
32	As-Sajdah	The Adoration	30	Mecca	75
33	Al-Ahzab	The Allies	73	Madina	90
34	Saba'	Sheba	54	Mecca	58
35	Fatir	The Creator	45	Mecca	43
36	Ya Sin	Ya Sin	83	Mecca	41
37	As-Saffat	The Rangers	182	Mecca	56
38	Sad	Sad	88	Mecca	38
39	Az-Zumar	The Companies	75	Mecca	59
40	Al-Mu'min	The Forgiving One	85	Mecca	60
41	Ha Min Sajdah	Revelations Well Expounded	54	Mecca	61
42	Ash-Shura	The Counsel	53	Mecca	62
43	Az-Zukhruf	The Embellishment	89	Mecca	63
44	Ad-Dukhan	The Evident Smoke	59	Mecca	64
45	Al-Jathiyah	The Kneeling	37	Mecca	65
46	Al-Ahgaf	The Sandhills	35	Mecca	66
47	Muhammad	Muhammad	38	Madina	95
48	Al-Fath	The Victory	29	Madina	111
49	Al-Hujurat	The Chambers	18	Madina	106
50	Qaf	Qaf	45	Mecca	34
51	Adh-Dhariyat	The Scatterers	60	Mecca	67
52	At-Tur	The Mountain	49	Mecca	76
53	An-Najm	The Star	62	Mecca	23
54	Al-Qamr	The Moon	55	Mecca	37
55	Ar-Rahman	The Merciful	78	Madina	97
56	Al-Waqi`ah	That Which is Coming	96	Mecca	46
57	Al-Hadid	The Iron	29	Madina	94
58	Al-Mujadilah	She Who Pleaded	22	Madina	105

59	Al-Hashr	The Exile	24	Madina	101
60	Al-Mumtahanah	She Who is Tested	13	Madina	91
61	As-Saff	The Ranks	14	Madina	109
62	Al-Jum`ah	The Day of Congregation	11	Madina	110
63	Al-Munafiqun	The Hypocrites	11	Madina	104
64	At-Taghabun	The Cheating	18	Madina	108
65	At-Talaq	The Divorce	12	Madina	99
66	At-Tahrim	The Prohibition	12	Madina	107
67	Al-Mulk	The Kingdom	30	Mecca	77
68	Al-Qalam	The Pen	52	Mecca	2
69	Al-Haqqah	The Inevitable	52	Mecca	78
70	Al-Ma`arij	The Ladders	44	Mecca	79
71	Nuh	Noah	28	Mecca	71
72	Al-Jinn	The Jinn	28	Mecca	40
73	Al-Muzammil	The Mantled One	20	Mecca	3
74	Al-Mudathir	The Clothed One	56	Mecca	4
75	Al-Qiyamah	The Resurrection	40	Mecca	31
76	Ad-Dahr	The Man	31	Madina	98
77	Al-Mursalat	The Emissaries	50	Mecca	33
78	An-Naba'	The Tidings	40	Mecca	80
79	An-Naziat	Those Who Pulled Out	46	Mecca	81
80	`Abasa	He Frowned	42	Mecca	24
81	At-Takwir	The Cessation	29	Mecca	7
82	Al-Infitar	The Cleaving Asunder	19	Mecca	82
83	At-Tatfif	The Defrauders	36	Mecca	86
84	Al-Inshiqaq	The Rending	25	Mecca	83
85	Al-Buruj	The Constellations	22	Mecca	27
86	At-Tariq	The Night-Comer	17	Mecca	36
87	Al-A`la	The Most High	19	Mecca	8
88	Al-Ghashiyah	The Overwhelming Calamity	26	Mecca	68
89	Al-Fajr	The Dawn	30	Mecca	10
90	Al-Balad	The City	20	Mecca	35
91	Ash-Shams	The Sun	15	Mecca	26
92	Al-Layl	The Night	21	Mecca	9
93	Ad-Duha	The Early Hours	11	Mecca	11

94	Al-Inshirah	The Expansion	8	Mecca	12
95	At-Tin	The Fig	8	Mecca	28
96	Al-`Alaq	The Clot	19	Mecca	1
97	Al-Qadr	The Majesty	5	Mecca	25
98	Al-Bayyinah	The Proof	8	Madina	100
99	Al-Zilzal	The Shaking	8	Madina	93
100	Al-`Adiyat	The Assaulters	11	Mecca	14
101	Al-Qari`ah	The Terrible Calamity	11	Mecca	30
102	At-Takathur	Worldly Gain	8	Mecca	16
103	Al-`Asr	Time	3	Mecca	13
104	Al-Humazah	The Slanderer	9	Mecca	32
105	Al-Fil	The Elephant	5	Mecca	19
106	Al-Quraysh	The Quraish	4	Mecca	29
107	Al-Ma'un	The Daily Necessaries	7	Mecca	17
108	Al-Kauthar	Abundance	3	Mecca	15
109	Al-Kafirun	The Unbelievers	6	Mecca	18
110	An-Nasr	The Help	3	Madina	114
111	Al-Lahab	The Fame	5	Mecca	6
112	Al-Ikhlas	The Unity	4	Mecca	22
113	Al-Falaq	The Daybreak	5	Mecca	20
114	An-Nas	The Men	6	Mecca	21

A detailed discussion on the chronology of the suras (or parts of suras) is found in The Historical Development of the Qur'an by Rev. Canon Sell, which also gives a table with three proposed chronologies.

Notes:

1. Traditionally, the first BISMILLAH before Sura Fatiha is counted as a verse, all other "Bismillahs" are treated as headings for various suras and therefore not counted as verses.
2. Sura 9 does not commence with the Bismillah.
3. The verse numbers in translations may not always tally since some translations split some of the verses. Some editions, particularly on the Indian subcontinent, count the Bismillahs in all suras as full verses (verse 1) which shifts all others by one.
4. Surahs are classified into Meccan or Madinan, i.e., according to where it was supposed to be revealed. No. of Meccan Suras = 86; No. of Madinan Suras = 28. Total = 114
5. Total No. of Verses 6236 (in the standard verse division system)

Attach: H

Summary of Holy Qur'an Details - Suras in Chronological Order

This listing is just an Excell File Ordered per the "Summary of Qur'an details"

Actual Historical Sura #	Name	early (Mecca) or late (Madina)	Chronological order (1 is the first Sura written, 114 is the last one written)
96	The Clot	Mecca	1
68	The Pen	Mecca	2
73	The Mantled One	Mecca	3
74	The Clothed One	Mecca	4
1	The Opening	Mecca	5
111	The Fame	Mecca	6
81	The Cessation	Mecca	7
87	The Most High	Mecca	8
92	The Night	Mecca	9
89	The Dawn	Mecca	10
93	The Morning Hours	Mecca	11
94	The Laying Open	Mecca	12
103	The Epoch	Mecca	13
100	The Assaulters	Mecca	14
108	The Abundance	Mecca	15
102	Aquisitiveness	Mecca	16
107	The Small Kindness	Mecca	17
109	The Unbelievers	Mecca	18
105	The Elephant	Mecca	19
113	The Daybreak	Mecca	20
114	Humankind	Mecca	21
112	The Unity	Mecca	22
53	The Star	Mecca	23
80	He Frowned	Mecca	24
97	The Majesty	Mecca	25
91	The Sun	Mecca	26
85	The Constellations	Mecca	27
95	The Fig	Mecca	28
106	The Quraysh	Mecca	29
101	The Terrible Calamity	Mecca	30
75	The Resurrection	Mecca	31
104	The Slanderer	Mecca	32
77	The Emissaries	Mecca	33
50	Qaf	Mecca	34
90	The Ground	Mecca	35
86	The Night-Traveling Star	Mecca	36
54	The Moon	Mecca	37
38	Sad	Mecca	38
7	The Elevated Places	Mecca	39
72	The Jinn	Mecca	40

36	Ya Sin	Mecca	41
25	The Criterion	Mecca	42
35	The Creator	Mecca	43
19	Mary	Mecca	44
20	Ta Ha	Mecca	45
56	That Which is Coming	Mecca	46
26	The Poets	Mecca	47
27	The Ant	Mecca	48
28	The Narrative	Mecca	49
17	The Israelites	Mecca	50
10	Jonah	Mecca	51
11	Hud	Mecca	52
12	Joseph	Mecca	53
15	The Rock	Mecca	54
6	The Cattle	Mecca	55
37	The Rangers	Mecca	56
31	The Lukman	Mecca	57
34	Sheba	Mecca	58
39	The Companies	Mecca	59
40	The Forgiven One	Mecca	60
41	Revelations Well Expounded	Mecca	61
42	The Counsel	Mecca	62
43	The Embellishment	Mecca	63
44	The Evident Smoke	Mecca	64
45	The Kneeling	Mecca	65
46	The Sandhills	Mecca	66
51	The Scatterers	Mecca	67
88	The Overwhelming Calamity	Mecca	68
18	The Cave	Mecca	69
16	The Bee	Mecca	70
71	Noah	Mecca	71
14	Abraham	Mecca	72
21	The Prophets	Mecca	73
23	The Believers	Mecca	74
32	The Adoration	Mecca	75
52	The Mountain	Mecca	76
67	The Kingdom	Mecca	77
69	The Inevitable	Mecca	78
70	The Ladders	Mecca	79
78	The Tidings	Mecca	80
79	Those Who Pulled Out	Mecca	81
82	The Cleaving Asunder	Mecca	82
84	The Rending	Mecca	83
30	The Romans	Mecca	84
29	The Spider	Mecca	85
83	The Defrauders	Mecca	86

2	The Heifer (Cow)	Madina	87
8	The Spoils of War	Madina	88
3	The Family of 'Imran	Madina	89
33	The Allies	Madina	90
60	She Who is Tested	Madina	91
4	Women	Madina	92
99	The Quaking	Madina	93
57	The Iron	Madina	94
47	Muhammad	Madina	95
13	The Thunder	Madina	96
55	The Merciful	Madina	97
76	The Man	Madina	98
65	The Divorce	Madina	99
98	The Testament	Madina	100
59	The Exile	Madina	101
24	The Light	Madina	102
22	The Pilgramage	Madina	103
63	The Hypocrites	Madina	104
58	She Who Pleaded	Madina	105
49	The Chambers	Madina	106
66	The Prohibition	Madina	107
64	The Cheating	Madina	108
61	The Ranks	Madina	109
62	The Day of Congregation	Madina	110
48	The Victory	Madina	111
5	The Flood	Madina	112
9	Repentance (Immunity / Disavowal)	Madina	113
110	The Help	Madina	114

Notes:

1) Traditionally, the first BISMALLAH before Sura Fatiha (Sura #1) is counted as a verse, all other "Bismillahs" are treated as headings for various suras and therefore not counted as verses.
2) Sura 9 does not commence with the Bismillah. The Bismillah is "In the name of Allah, Most Gracious, Most Merciful" . Within Sura 9 is 9:5, commonly called the verse of the Sword, and Sura 9:26, which calls for the Jizyah for Christians and Jews. Sura 9 is generally recognized as the most warlike of the Suras.
3) Suras are classified into Meccan or Madinan, i.e., according to where it was supposed to be revealed. No. of Meccan Suras = 86; No. of Madinan Suras = 28. total = 114

Exhibit C



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 12, 2005 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. (Mr. Wilson's original submission is attached as Exhibit B.) The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA".

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the proposal is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, U.S. citizens should begin an effort to stop buying oil from Saudi Arabia immediately, and (presumably as part of that effort) General Motors should take the following actions:

> Resolved: That GM Corp. will petition the US Gov't for radically improved CAFE standards for light duty trucks and cars. A standard of 30 mpg for light trucks and 33 for cars will be achieved by July 2007. The CAFE for light trucks and cars will be 35 mpg by July, 2008, and the CAFE rule will be 40 mpg for all GM vehicles by 2010.
>
> Resolved: That GM will lead the effort to enroll the help of the US Gov't and the auto industry in achieving Thomas Friedman's "moon shot" for cars that will free the US from the need for oil from these radical Islamist countries.
>
> Resolved, That GM will lead the effort to spread this technology to Europe, India, China, Japan, and that world so that it can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran.

The proposal is focused on General Motors' ordinary business activities—communicating with lawmakers and regulators regarding appropriate product regulations, seeking support from the government and strategic partners for research and development of product technology, and marketing new technology. The Commission has stated that one of the principles underlying the exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). Lobbying activities or other involvement in the political or legislative process, particularly with regard to the company's products, is regarded by the Staff as ordinary business operations. See, e.g., International Business Machines Corporation (January 21, 2002); Niagara Mohawk Holdings, Inc. (March 5, 2001); Philip Morris Companies Inc. (February 17, 1998); Chrysler Corporation (February 10, 1992); GTE Corporation (February 10, 1992); Minnesota Mining & Manufacturing Co. (February 10, 1992). Similarly working with industry groups to set policy or jointly develop technology is part of the routine, mundane operations of a business such as General Motors.

Demonstrating the routine nature of the activities dealt with by the proposal, the proposal sets specific standards for fuel economy regulations at various points in the future. Determining what specific standards would be appropriate in the future is the responsibility of business, technical, and public policy groups within General Motors who study a number of factors, including the feasibility of various technical developments, the likely sales mix of vehicles to be sold by the Corporation, and political developments on the local, state, national, and international level. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". It would be undesirable for stockholders to commit General Motors to promoting specific CAFE standards to apply years in the future, regardless of possible unanticipated developments in technology, sales volumes, or national and international policies.

We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The current proposal, however, is clearly not based on environmental or health concerns, but cites concerns about terrorism instead. (In contrast, in Ford Motor Company (March 14, 2005) the Staff reviewed a proposal dealing with CAFE standards that linked its subject to global warming and corporate reputation for sensitivity to environmental issues.) The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002);

Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). Therefore, the routine, mundane nature of the activities covered by the proposal, like lobbying, should provide a basis for exclusion under Rule 14a-8(i)(7).

Similarly, the second and third "resolutions" are less specific and detailed than the resolution about CAFE standards, but their subject matter has been handled at General Motors for decades as part of the ordinary business of the Corporation in researching, developing, and marketing technology for using alternative fuels in vehicles, often with government support or as part of an industry consortium, both in the United States and through subsidiaries outside the United States, such as Adam Opel A.G. GM has developed and produced vehicles using electric batteries, ethanol fuel, hybrid power systems, and hydrogen fuel cells, as well as various technologies for improving fuel economy in internal combustion engines using gasoline. Recently GM announced agreements with other vehicles manufacturers in the United States and Europe to expand production and marketing of hybrid vehicles. All of these activities are part of GM's routine, day-to-day operations, closely related to other parts of the business of the Corporation, overseen by the Board of Directors, and not suitable for stockholder involvement. Accordingly, Rule 14a-8(i)(7) permits the omission of the proposal because the corporate activities that it would require are part of ordinary business matters.

To the extent that the second and third "resolutions" contemplate actions beyond the realm of ordinary business operations, it is not clear what is meant by "GM will lead the effort" or "achieving Thomas Friedman's 'moon shot'". "Moon shot" is clearly a metaphor but its concrete significance is not evidence, particularly for those who may not be familiar with Mr. Friedman's work (which is not described in the proposal). Stockholders considering how to vote on this proposal would have no guidance about what activities they would be directing the Corporation to carry out, and if the proposal were passed the Board and management of the Corporation would not be able to determine with any certainty what types of activities or degree of effectiveness would be necessary to satisfy the proposal (i.e., "so that it [the world] can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran"). The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved. See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998). Since neither stockholders nor GM's Board and management can be certain what "achieving Thomas Friedman's 'moon shot'" would entail, the proposal may be excluded under Rule 14a-8(i)(3).

Finally, the recitals at the beginning of the proposal include many assertions of fact that are false as well as deeply offensive to many people. For example, the third recital states:

> Whereas: Western Europe will be Islamic before 2100. They will be "an Islamist threat like Nazis" to Eastern Europe and America. The demographics for Canada state that it will be Wahhabist Islamic before 2100 also. Shortly after Islam rules Europe, they will start a shooting was [sic] with the US, and we will have a large segment of radical

Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists.

The proponent's original submission includes footnotes for some of the assertions, which largely cite websites and publications with limited circulation. In fact, only the second recital appears to provide facts that are supported by a relatively reliable foundation. The remainder of the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that the entire proposal or at least all of the recitals except for the second may be omitted under Rule 14a-8(i)(3).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

RECEIVED
2006 MAR 13 AM 11: 11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

08MAR2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439
Tel: (810) 694-6628

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a third filing, pursuant to Rule 14a-8(j), to counter the two filings by Anne T. Larin, General Motors Legal Staff (the second filing is Exhibit A), requesting the omission of the revised proposal received on 12DEC2006 from Fredrick P. Wilson (included in Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA."

These are extraordinary times, and GM through Ms. Larin is using ordinary legal arguments. The United States of America is engaged in a War against Terrorism as President Bush and Vice-President Cheney have stated on numerous occasions.

As a part of these extraordinary times, Congress passed the Patriot Act shortly after 9/11 with an overwhelming bi-partisan majority. The Patriot Act was just renewed by a large bi-partisan majority. Although there were some vocal minorities calling for radical changes, it was passed, albeit with a smaller majority than originally, substantially unchanged.

If these were ordinary times and we were not at war, I would not have submitted my proposals. To argue ordinary law and the specious arguments of vagary or specifics, whichever suits the flexible argument of the moment, when I have tried in the best way possible to allow GM the ability to manage this activity to its best interests and hopefully the best interests of the entire US automotive industry is the height of folly and denial.

I have no further items to add regarding the legal discussion than what I stated in my first filing dated 08FEB2006 and what is stated above.

That the Terrorists come from the fount of Radical Islam is undeniable in a world of knowledge and scholarly study. That the Radical Islamists use the teachings of God (Allah) and his Prophet Muhammad (PBUH) is undeniable. Read any or all of al-Qaeda's press releases and Fatwas. If you read the report from FreedomHouse, which was double

translated for accuracy, you would know that the documents were from Saudi Arabian Government Funded Mosques. As the report states, the documents prove that the Saudi Arabian Wahhabists hate us because we are either not Muslims, or are not living under Sharia Law, admitting our subservience to them and paying the *Jizyah*.

I did not mention the Shia Muslims that are citizens of Saudi Arabia that live in the Eastern half of Saudi Arabia, other than to mention that the Wahhabis tried to wipe them out two centuries ago. As the Iranian Shia proved under the leadership of the Shah, they are peaceful and pleasant people, even though their current leadership is execrable. I have known several Shia Muslims that fled the Ayatollah in 1979. They are fine people. I know Maronite Christian Arabs who fled Lebanon in the late 1970's. Once again, they are fine folks. I know Assyrian Christians who fled Iran. They are fine people.

Yes, I am speaking about the Saudi Wahhabists. Yes, there are Wahhabis that are not Saudis. Some non-Saudi Wahhabis are somewhat less radical. Are there Sunni Saudis that are not Wahhabis? Not any that will admit it publicly. Yes, I am speaking about the Muslim Brotherhood that has married the Wahhabis both in Hamas and al-Qaeda. Are there exceptions amongst the Wahhabis? There are always exceptions. The exceptions are not the rule.

In Flint, Michigan, George Jaksa, the Religious Editor for the Flint Journal, wrote an article (Exhibit B) regarding the "Who is Muhammad?" campaign, orchestrated by CAIR according to the E-mails I received (I subscribe to CAIR), which was initiated by the Danish Muslim Cartoon controversy. In this article, Abdel-Malik, the IMAM of the mosque at 804 King Street in downtown Flint, said that "For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is physical death." I don't know about you, but I take death threats regarding my right to Freedom of Speech as stated in the First Amendment to the Constitution of the United States seriously. No one has publicly repudiated what Abdel-Malik said. Not my Representative, Kildee. Not my Senators, Stabenow or Levin. Not the editors of the Journal. I wrote to all of them, plus the City of Flint Prosecutor, President Bush, VP Cheney, and Attorney General Gonzalez. No one.

On Sunday, 26Feb2006, I attended the program at the mosque and Islamic center outside of town. My intent was to ask about First Amendment rights. I was also curious how they were going to present the life of the Prophet in Medina. See my editorial submission to the Flint Journal for my statements on what happened (Exhibit C). After the presentation by an imported IMAM from Georgetown, Wash. DC, there was a Q & A session. A gentleman asked if the Georgetown IMAM, Ashraf Ali and/or if IMAM Khirfan of that mosque would denounce Abdel-Malik and his death threat. The short answer was no, they would not condemn it. Their religion did not permit criticism of the Prophet, but they would not issue a death threat; they would teach sensitivity through knowledge instead. I asked, after quoting Voltaire, Patrick Henry, and the Constitution, "Even though I disagree with what you have stated about the Prophet and in your answers to questions, I will defend unto death your right to do so. Knowing that I would criticize the Prophet if I spoke, would you defend unto death my right to do so?" The answer was

no, I needed to be more sensitive. At the end of the meeting, I asked IMAM Ashraf why he did not cover the 50% of the Prophets life as a Prophet that he spent in Medina, or 10 additional years, as Ashraf had said in his presentation that after Muhammad left Mecca, he just died ten years later. IMAM Ashraf stated that he had run out of time. His presentation was at the start of the meeting and took only about 20 minutes. There was plenty of time before the start of the Q & A session. The whole meeting ran about 2 hours, as advertised. I could iterate every misstatement of documentable facts (not religious opinion) made in the presentation and Q & A session, but that would take far too long.

I E-mailed George Jaksa about a statement made at the meeting, and he returned that E-mail regarding slandering his good name (Exhibit D). I return E-mailed him some information about CAIR, since his E-mail indicated that they tried to pressure him. Part of which information was included in my initial submission to GM, but included in this exhibit are the terrorist ties of some of the leaders of CAIR, the voice of Saudi Arabia and the Wahhabists in the USA and Canada (Exhibit E).

An editorial by Jeff Jacoby of the Boston Globe regarding free speech, or the destruction of, is included as Exhibit F. An IMAM in Pakistan offered a reward of $1,000,000 for the head of one of the cartoonists. Did the moderates in the global Ummah rise up to denounce him? If they did, everyone missed it.

If the First Amendment Freedom of Speech is the first right to be lost in America, even though the blood of hundreds of thousand of patriots have been shed to establish it and maintain it, what will go next? And next? And next? Saudi oil money, funded by you and me, is helping to destroy the First Amendment regarding Islam and the Prophet.

In Europe, there is, reputedly, an unassimilated Muslim population, due to the arrogance of the Europeans. If you truly read the FreedomHouse report, the Saudi Wahhabi documents states that the Muslims are to remain separate, untainted by non-Muslims. The Holy Qur'an and the Hadith also teach remaining separate. Exhibit G, "The Muslim Brotherhoods Conquest of Europe", documents, with verifiable footnotes, some of the Saudi oil money spending in Europe and how the Muslims there are led by the radicals. Transpose America for Germany, and the same is happening in the USA.

In Malmo, Sweden, the second largest Swedish city, there are large sections of Muslim neighborhoods, or "projects". The SEC can ask it's US embassy folks how many of the women employees would walk through those projects, at what times of day, in a nice spring dress and short sleeved blouse, unescorted. Or even escorted. GM could ask the same of its SAAB employees. It is reported that the Swedish fire department won't go into large sections without a police escort. It is reported that the police won't go into large sections with fewer than two cars with ready backup.

In Clichy-Sous-Bois outside of Paris, the SEC and GM should ask the same of their other French and European employees. It is reported that the French Fireman have the same belief as their Swedish brethren. The same is true of the Gendarmerie.

I went to high school at L'ecole Internationale de Bruxelles, in Brussels, Belgium (a private school for the children of the American businessmen working there) from 1965 through 1968. I could go anywhere at anytime of day on foot or on my motorbike, alone. I did in Belgium, Holland, France, Germany, Sweden, Norway, England, Italy, and Spain. I really did. The only areas I wouldn't go into alone were the dock areas after midnight, such as in Hamburg. There are areas in Europe you couldn't pay me enough to go into now.

The riots in France last fall burned two churches, two temples, and no mosques. No Muslim owned or operated businesses were destroyed. I don't have a breakdown of the cars, but I would bet that they were mostly non-Muslim owned. The young Muslims coordinated by website, blogsite, and E-mail. They didn't riot in their own areas. They are caught quoting that this is the beginning of Jihad that will never stop. They are caught on tape yelling Allahu Akbar. The non-Muslim African immigrants in France, living in projects, just as "unassimilated", did not riot.

Exhibit H covers some problems within Europe and Australia. The riots in Australia last December were against some Muslim rapists from the immigrant Lebanese Arab Muslim community. There is an equally large immigrant Lebanese Arab Christian community in that area, and there have been no such problems with the Christians.

Exhibit I covers a clear and present problem for Europe that it is ignoring in the name of I don't know what. There is no excuse for the Europeans moral turpitude.

Exhibit J covers a quotation by Sir Winston S. Churchill. I have added some thoughts and notes. Will GM charge Sir Winston S. Churchill, one of the greatest leaders and statesmen of all time, with racism and bigotry?

Exhibit K covers some statements by John Quincy Adams, the sixth President of the United States. He was one of the greatest statesmen and freedom fighters of his time, and was actually ahead of his time. Will GM charge President John Quincy Adams with racism and bigotry?

GM states that some of the sources I have quoted are still somewhat obscure and of limited circulation that use less rigorous standards. I must apologize. I have a full time day job, and cannot compete with the full time paid personnel of GM on such short notice. None of that makes them less valid, documentable, and verifiable. GM says that I quote some "controversial figures, whose views are challenged by other experts". I challenge GM to list the "other experts", their works and quotations. If it is John L. Esposito from Georgetown, then I have read him. He is an apologist whose scholarship is similar to IMAM Ashrafs. He also associates with at least one known terrorist. If it is Michael Sells, I have read him. He omits more than he includes. Totally avoiding the discussion is not scholarship. I have read Karen Armstrong. Strong on opinion, long on omitting much and factual misstatements. I have tried reading Yahiya Emerick. His factual misstatement leads the entire book, critical lives – "Muhammad", into ill repute.

This is the book recommended by CAIR. If GM is referencing such university professors as Juan Cole at the University of Michigan, then I would be happy to discuss the subject with such a highly renowned radical Islamist apologist. Or any of the other Islamic Studies University Professors, who are the spiritual brethren of Juan Cole.

The reformation in Christianity was largely so that Christians could read the Bible for themselves, rather than having it interpreted for them by a Priest. The Holy Qur'an is available as such, as are the Hadiths, which the radical Sunnis give almost equal import to. The concept that the Holy Quran and the Hadiths can only be properly understood in their original Arabic is scholarly nonsense. To believe that an intelligent layman, such as myself, cannot read and understand what the Holy Qur'an states is unsupportable elitism. One of the highest regarded learning achievements in Islam is to memorize the Holy Qur'an in the original Arabic. Memorization does not lead to knowledge, learning ability, or critical thinking capabilities. I am not an expert, but I do and would resent impugning my intelligence to the point that the Islamists do. If the information in the last submission doesn't mean what it says, then what does it mean? I am not interpreting eschatology or the subtle points of the Religious part of the Holy Qur'an. I am learning the statements that impinge on the secular, and there are more of them that directly affect me, personally, than I have tried to count. The radicals state proudly that there are over 150 statements promoting violence in the Holy Qur'an. All I know is that there are a lot of them. That makes anything derogatory about the Bible, especially the New Testament, totally inconsequential. I am a very secular Christian. I am not promoting Christianity. I am opposing radical Islam and the Wahhabis that promote it, as they hate everyone, including Shia and moderate Muslims that are not of their same beliefs. I presume that if I was a Muslim that would give me instant validity. I can bring moderate Muslims to the discussion that support and believe in what I have been and are stating if that will help.

There is no reason to believe that what is occurring in Europe amongst the radicals there, as stated in Exhibits G, H, and I, cannot happen in the US. If liberal Sweden, France, Germany, Holland, and Australia, etc can be fooled, so can Canada and the USA. Could the same happen around Toronto in their suburbs? Could the same happen around Detroit, in Hamtramck and Dearborn? With Hamas and Hezbollah in every major city in the US, including Detroit and its suburbs, plus the radical Wahhabi Islamic centers funded by Saudi Arabian oil money, why not?

In at least two Wahhabi Islamic Centers, the Muslim Pledge of Allegiance is taught. That is two too many. That pledge, included in my initial submission that was too long, means the overthrow of the Bill of Rights of the Constitution, plus several other amendments, including the 13th, 14th, and 19th (women's suffrage). In these same two Islamic Centers, the teachings of "The Protocols of Zion" are in the lessons. This is a fictional book authorized by the Czars police in the 1890s to promote hatred to help enable their pogroms, and based on lies going back to the 11th century. Amongst other things, it teaches that Jews need the blood of non-Jewish children to leaven their bread at Passover. I am not kidding. I am not making this up. Read it for yourselves. This book is a best seller in the Middle East and Mahmoud Abbas, the President of the PLO, wrote a "scholarly treatise" verify its accuracy. That this is taught in even one Islamic Center in

the US is one too many. In at least two Islamic centers, the children of non-Muslim mothers are taught that their mothers are whores. That this is taught in even one Islamic center is one too many. The folks that verify this are trying to find out how many Islamic centers with schools, like the one outside of Flint, Michigan, that I went to and was lied to while I was there, are teaching this level of hatred.

For an example of what happens to a peaceful prosperous country that is taken over by Islamofascists, regard Lebanon. In 1970 Lebanon was 60% Christian, 40% Muslim, with a liberal democratic Constitution. It was a functioning democracy with a burgeoning economy, and the highest per capita GNP of any Arab country (excluding oil). It was known as the garden spot of the Middle East, and Beirut was called the Paris of the Middle East. Several of my high school friends considered attending the American University of Beirut. After Yasir Arafat was kicked out of Jordan for fomenting a civil war and an attempted overthrow of King Hussein, he and the PLO moved into Lebanon. They invited Syria in. Lebanon became the hellhole of the world in the late 70's. It was not a civil war in Lebanon. It was Jihad against the Christians and moderate Muslims. The Lebanese Christian population is now only 25%. They didn't die because they had nothing better to do, and they didn't move away to find a better climate. The Lebanese economy today is still in the toilet. Check out the numbers for yourself. This is one possible future for Europe. GM won't sell very many cars in that Europe. GM won't make very many cars in that Europe. And, possibly unlike WW II, the USA may not liberate Europe and return Opel to GM's control and Ownership, as it did do in 1945.

The folks that I am impugning in my proxie proposal deserve to be impugned. If they are not Islamofascists, what are they? IslamoNazis? If GM can separate each and every one into a verifiable category, I would be happy to use that category. We had no such trouble in the 1940's (after WW II started for the USA). Why are we having such trouble today? We are at war, and radical Sunni Islam is the enemy. The Wahhabis and their teachings are amongst the most radical, and unlike the leadership of Iran, are pretending to be our friends.

Will the cessation of the purchasing of oil from Saudi Arabia by the USA stop what they are funding? No. Will it slow it down? Some. If the USA leads the way, then maybe we can get Europe on board, and then India, and then Japan, and then maybe even Communist China. If we don't lead the way, we can't lead. If the world stops buying oil from Saudi Arabia and Iran, will that stop or reverse what is happening (including Iran's Nuclear Weapons program)? No. Will it slow them down? Absolutely. No money, they can't pay teachers, they can't pay IMAMS, and they can't pay the mortgages in the buildings that teach hatred of you and me. They can't build new buildings, they can't hire new IMAMs, they can't hire new teachers, and they can't pay for teaching materials.

I am not trying to get into a prolonged debate, but I am willing to if that is what is required. I understand that GM's management has insufficient knowledge to have a knowledgeable, worthwhile discussion. They should be working 24/7 to turn GM around, as they are trying to do. But, to be a Global company, with a Strategic Impact on the

United States of America, as they are, demands that they know much more than they do, especially post 9/11.

I urge you again, if it is not too late, to inform the GM staff that my proposal is to be included in the proxy statement.

Sincerely yours,



Fredrick P. Wilson
GM Stockholder

Enclosures

Exhibit A: GM Corporation submission to the SEC dated March 7, 2006 by Anne T. Larin — 2 pages

Exhibit B: "Area Muslims offer History lesson about Muhammad" by George Jaksa — 1 page

Exhibit C: "The other Half of Muhammad's Life" by F. P. Wilson — 1 page

Exhibit D: E-mail between George Jaksa and F. P. Wilson — 1 page

Exhibit E: E-mail to George Jaksa regarding CAIR and their terrorist connections by F. P. Wilson — 6 pages

Exhibit F: "When fear cows the media" by Jeff Jacoby — 2 pages

Exhibit G: "The Muslim Brotherhood's Conquest of Europe" by Lorenzo Vidino — 13 pages

Exhibit H: "Western Muslims' Racist Rape Spree" by Sharon Lapkin — 5 pages

Exhibit I: "Symposium: To Rape an Unveiled Woman" by Jamie Glazov — 15 pages

Exhibit J: "Sir Winston Churchill Revisited with Additional Notes" by F. P. Wilson — 2 pages

Exhibit K: "John Quincy Adams" by F. P. Wilson — 4 pages

cc: Anne T. Larin
Terry E. Pritchett

EXHIBIT A



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to the letters of Fredrick Wilson dated February 8, 2006 (Exhibit A) and February 26, 2006 (Exhibit B) responding to General Motors' no-action request dated February 7, 2006 (Exhibit C) with regard to GM's intention to omit his stockholder proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

Nothing in either of Mr. Wilson's response letters counters GM's specific arguments supporting omisson of his proposal. Instead, his February 8 letter concedes that GM has routinely dealt with government agencies with regard to setting fuel economy standards and makes monitoring compliance a part of its ordinary business operations, even taking CAFE standards into account when planning production schedules. For GM to support higher fuel economy standards might be a change in policy in this area, but the area remains part of the Corporation's ordinary business operations. Moreover, the proposal specifies the particular standards for different vehicles for which GM should lobby, through 2010. In a similar area, reporting about greenhouse gas emissions, the Staff has stated that "the specific method of preparation and the specific information to be included in a highly detailed report" relates to ordinary business operations. Ford Motor Company (March 2, 2005); General Motors Corporation (April 7, 2004). Setting specific fuel economy standards, like reporting on emissions, is not a suitable matter for direct stockholder participation; instead, stockholders more appropriately rely on directors and management to make thoughtful judgments based on current information.

Similarly, Mr. Wilson's February 8 letter does not address the argument that the proposal is unacceptably vague except to assert that it would call upon GM to lead an effort whose aim is metaphorical—a "moon shot"—and which is to be accomplished by technology and expenditure of resources that are "unknowable" (to quote his letter). The proponent may be correct that the essence of management is "to understand what it is to lead an effort to achieve a goal, any goal." A stockholder proposal, however, must identify the goal, so that the stockholders can know what they are voting on, and the board can know how to carry out the stockholders' direction and

whether the goal has been achieved; otherwise the proposal may be omitted under Rule 14a-8(i)(3). In a recent no-action letter, Wendy's International, Inc. (February 24, 2006), the Staff found some basis for the company's view that it could exclude as vague and indefinite a proposal "that the board issue interim reports to shareholders that detail the progress made toward 'accelerating development' of controlled-atmosphere killing;" similarly, under this proposal neither the stockholders nor the Board would understand what actions are requested by the proposal.

Finally, much of Mr. Wilson's February 8 letter and all of his February 26 letter attempt to establish a factual foundation for the statements in his proposal and supporting statement that are derogatory to Saudi Arabia and the adherents of Islam. GM did not assert that all of his sources were obscure or unknown, although a review of the back-up material that he has provided GM and the Staff shows that he is relying on many websites and publications of limited circulation, which at times use extreme language for rhetorical impact and may have less rigorous standards for establishing the factual basis of their assertions. Similarly, the writers that he cites in the February 8 letter as some of his sources are recognized as controversial figures, whose views are challenged by other experts. The February 26 letter presented numerous quotations from the Koran selected by the proponent to support his assertions. General Motors does not wish to enter into a prolonged debate with Mr. Wilson about these matters, either in this correspondence with the SEC or in our proxy statement. We respect the diligent effort and obvious sincerity that Mr. Wilson has shown in this matter, but we do not believe that GM should be required to include in its proxy materials statements that use terms like "Islamofascists", which impugn whole communities because of their ethnic origins or religion.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: √Fredrick P. Wilson

EXHIBIT B

Area Muslims offer history lesson about Muhammad

PAGE A3 20FEB 2006

By George Jaksa
gjaksa@flintjournal.com • 810.766.6332

CLAYTON TWP. — In the wake of riots and deaths around the world following cartoon depictions of the prophet Muhammad, area Muslims think the public should learn more about their revered spiritual leader, why so many Muslims are angry and how to mend fences.

"This is more than an issue of freedom of the press," said Abed Khirfan, managing director of the Flint Islamic Center. "This is a provocation by people who are opposed to Islam."

Who is Prophet Muhammad?

- An informational program is scheduled for 1-3 p.m. Sunday at Genesee Academy, 9447 Corunna Road, Clayton Township. A question-and-answer session will follow the presentation.

The cartoons were first printed in a Danish newspaper in September, but only recently has anger swelled from Canada to Indonesia. Many Muslims interpret their faith to forbid images of the prophet.

Now, local Muslims are joining others nationwide to talk about the life of Muhammad.

"We feel we need to educate the people about Muhammad," Khirfan said.

A public meeting is planned for 1-3 p.m. Sunday at Genesee Academy, 9447 Corunna Road, with a question-and-answer session afterward by Ashraf Ali, an Islam scholar from the Washington, D.C. area.

"We believe there is a need to organize and reach out to our neighbors, friends and our local community — reach out to bring closer our rich and diverse cultures and to work for a better future for our children and our community," Khirfan said.

Hanafi Adbul-Malik of Muslim House, a mosque near downtown Flint, said he has been speaking out on the issue since the controversy flared. He expects to call a public meeting soon.

"Muslims respect God and all his prophets," Adbul-Malik said. "We would not bring harm to any of them."

"For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is physical death."

"Prophet Muhammad was sent by God as a mercy to all mankind, regardless of their religious background," Khirfan said. "(Muslims) as his followers must live and spread this message today at a time when hatefulness and ugliness toward each other has become the norm."

Khirfan said he is pleased that there has been no strong U.S. reaction to the cartoon controversy.

"It has been very, very quiet not only (locally) but in the United States," he said.

EXHIBIT C

The Other Half of Muhammad's Life

The Flint Islamic Centers presentation of the Life of Muhammad on Sunday, 26FEB2006, was a very nice event that was well managed with an excellent guest speaker. I presume this event is indicative of all of the presentations nationwide orchestrated by CAIR. It covered the first 50% of the Prophet Muhammad's time as a Prophet. That would be similar to presenting the life of Jesus, and stopping at the Sermon on the Mount. There were important, nay vital events after that time that are critical to have an understanding of Jesus and Christianity. There were critically important events that occurred in the life of Muhammad in the last 10 years in Medina that define both Muhammad and the teachings of Islam. It would have been better to cover the last ten years and have given just a quick overview of the first ten years.

It was while Muhammad was in medina that caravan raids took place, armies were raised, battles were fought, and three Jewish tribes close to Medina were wiped out, partially destroyed, or thrown out with no belongings to be taken by them. There were murders, assassination attempts and assassinations. There were eleven wives, a very young wife, and some questionable decisions regarding them. What was Muhammad's involvement in all of this, both from the Islamic apologetic as well as from the critical point of view need to be discussed in the great marketplace of free speech. Charles Krauthammer, in an article in NewsMax in December 2005, called the Holy Qur'an, Islam's revealed text, which was given to detainees at Guantanamo, a document that taught "barbarism". Mr. Krauthammer was being polite, as usual. The teachings of the Holy Quran that elicited that statement from Mr. Krauthammer need to be openly discussed, in the same manner as the history and content of the Holy Bible, Christianity, and the life of Jesus have been previously discussed in free America.

That the Imams at the Sunday presentation did not and could not support the 1st amendment to the Constitution of the United States of America's freedom of speech clause regarding criticism of Islam and its Prophet because their religion forbids it, is both quite telling and immaterial. The law of the land, the Constitution, is supreme until it is amended.

An open, honest, and free from death threats discussion with all sides taking part is the correct way to examine these issues with the Life of the Prophet Muhammad and Islam's Holy documents.

EXHIBIT D

on 2/26/06 6:35 PM, Shinano01@aol.com at Shinano01@aol.com wrote:
Hi Mr. Wilson,
I did not hear from Abdul- Malik until after the Michigan head of the Council on American Islamic Relations called several days later. Abdul-Malik call a short time later to say he was quoting a statement that he had read earlier. Before I wrote the story, Abdul-Mailik and I talked about the "physical death" that he agreed with. Anyway, The Muslim House where Abdul-Malik is the chief teacher is going to have a program on March 12, according to Adbul-Malik. At that time Abdul-Malik said he will include a clarification. So I am waiting but I have no reason to write a clarification until that time, if then. Stand by. George

Dear Mr. Jaksa,

At the Islamic Centers "Who is Muhammad" session, a gentleman stood up and stated that in regard to the Flint Journal Article quoting Abdul-Malik as stating "...physical death", Mr. Jaksa had misunderstood Mr. Abdul-Malik. He explained that, unfortunately, Mr. Abdul-Malik could not make the session on Sunday even though he very much wanted to, because of some important prior commitments. Purportedly Mr. Abdul-Malik's was quoting an old statement by someone famous from way back when, and that Mr. Jaksa had misunderstood him and had misquoted him. I did have some trouble understanding what this gentleman was stating.

I would hope that this would be cleared up, and that a story would be printed in the Journal, perhaps on Page A3, that would state what Mr. Abdul-Malik is now claiming, and clearing up what was actually quoted.

My personal belief is that you got it correct, and Mr. Abdul-Malik is backpedaling so fast there are skidmarks behind him. But I would really appreciate a clarification article to clear this up, as there were several hundred people there which heard what this gentleman had to allege, which could be interpreted as slander on his part to your good character and reputation as a journalist.

I will E-mail my take on the Islamic Center meeting later tonight.

Regards,

Fredrick P. Wilson

EXHIBIT E

Dear Mr. Jaksa,

In regards to your comment that CAIR (Council on American-Islamic Relations) contacted you before Abdul-Malik did, following is some information regarding CAIR, which many designate as the voice of Saudi Arabian Wahhabism in the USA.

In the article at www.freedomhouse.org/religion regarding Saudi Arabia teaching hatred in the USA, it states in a footnote that CAIR recieved $500,000 from Saudi Arabia as seed money. In the book "Infiltration: How Muslim Spies and Subversives Have Penetrated Washington" by Paul Sperry, that you and I discussed almost a year ago after Siraj Wahhaj spoke at the Sarvis Center for the Muslim House Mosque at 804 King Street, it states that General Sheik Maktoum of Dubai (think Dubai Ports) owns the deed to CAIR's national headquarters building located practically within the shadow of the US Capital, and has put up more than $978,000 for the property.

Following are some quotes from CAIR Leaders and Board Members.

CAIR DESIRES AN ISLAMIC AMERICA UNDER SHARIA LAW

The leaders of CAIR (Council on American-Islamic Relations) have publicly stated the following:

1) CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam…Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."[1] (very similar to what Osama bin-Laden said in 2003)

2) CAIR spokesman Ibrahim Hooper: "I wouldn't want to create the impression that I wouldn't like the government of the United States to be Islamic sometime in the future. But I'm not going to do anything violent to promote that. I'm going to do it through education".[2]

3) CAIR spokesman Ibrahim Hooper: "CAIR does not support these groups publicly." (Comments on CAIR's record of supporting Hamas, Hezbullah and other Islamic terrorist groups.)[3]

4) Ghazi Khankan, CAIR spokesperson: "I bring you salaams and greetings from the Mujahadeen at CAIR".[4]

5) Nihad Awad, CAIR Executive Director: "I am in support of the Hamas movement."[5]

6) Board Member Siraj Wahaj is included on a list of "un-indicted persons who may be alleged as co-conspirators in the United States versus Omar Ali Abdel Rahman" by Mary Jo White, US Attorney for the Southern District of New York, February 2, 1995 for the 1993 bombing of the World Trade Center. He was a character witness for the defense of Abdel Rahman, the blind Sheikh who was the main Instigator and Promoter of the

Assassination of President Anwar Sadat in 1981, and who was convicted of Conspiracy to blow up bridges and tunnels in New York in 1994.

A quote from Abdel Rahman in 1993:

"There is no solution for our problems except jihad for the sake of God....There's no solution, there's no treatment, there's no medicine, there's no cure except with what was brought by the Islamic method which is jihad for the sake of God....No, if those who have the right to have something are terrorists then we are terrorists. And we welcome being terrorists. And we do not deny this charge to ourselves. And the Koran makes it, terrorism, among the means to perform jihad in the sake of Allah, which is to terrorize the enemies of God and who are our enemies, too....They say that he who has done his job during the day in order to go to the mosque has performed jihad. What is this? This is distortion to the subject of jihad. Praying, listening, jihad? Coming to the mosques is a good work. And group praying is just praying. Jihad is fighting the enemies. Fighting the enemies for God's sake in order to raise them high in his word....We don't fight the enemies unless we have guns, tanks and airplanes equal to those of the Soviet Union."[6]

"We have to be terrorists.....The great Allah said, 'Against them make ready your strength to the utmost of your power including steeds of war, to strike terror [into the hearts of] the enemies of Allah and your enemies.'"

Sheikh Omar Abdel Rahman, speaking
at a mosque in Los Angeles, December 1992[7]

Can you imagine any American being a character witness for the blind Sheikh? CAIR believes that Siraj Wahhaj is a valued board member.

"A little over a year later (from June, 1991), addressing an audience of New Jersey Muslims, the same Wahaj articulated a rather different vision from his mild and moderate invocation in the House (of Representatives). If only Muslims were more clever politically, he told his New Jersey listeners, they could take over the United States and replace its constitutional government with a caliphate. 'If we were united and strong, we'd elect our own emir (leader) and give allegiance to him.[T]ake my word, if 6-8 million Muslims unite in America, the country will come to us.' "[8]

"One of them, Siraj Wahaj, appeared as a defense witness in their trial (World Trade Center Bombing). In a recorded speech at a mosque, Mr. Wahaj declared that 'one of the most diabolical plots ever in the annals of history, in my estimation, has been the war in the Persian Gulf. It was a plan, and believe me, it is a part of a larger plan, to destroy the greatest challenge to the Western world, and that's Islam. I see the demise of the soviet Union as a sign for the American people that what happened in the Soviet Union will definitely happen in America unless America changes its course from the new world order and accepts the Islamic agenda.' "[9]

In September 1991, Wahaj stated the following:

“ And he [Allah} declared ‘Whoever is at war with my friends, I declare war on them. ’Who is a friend of Allah? [He chants a passage in Arabic] Allah. Your true friend is Allah, the messenger, and those who believe. Americans and Canadians. Hear it well. Hear what I’m telling you well. The Americans are not your friends, hear what I’m telling you, hear it well. The Canadians are not your friends, hear what I’m telling you, hear it well. The Europeans are not your friends. Your friend is Allah, the Messenger and those who believe. These people will never be satisfied with you until you follow their religion. They will never be satisfied with you “[10]

“I have a vision in America, Muslims owning property all over, Muslim businesses, factories, halal meat, supermarkets, all these buildings owned by Muslims. Can you see the vision? Can you see the Newark International Airport and the John Kennedy Airport and the LaGuardia having Muslim fleets of planes and Muslim pilots? Can you see our trucks rolling down the highways [with] Muslim names? Can you imagine walking down the streets of Teaneck [New Jersey] and seeing three Muslim high schools, five Muslim junior high schools, and fifteen [Muslim elementary] schools? Can you see the vision? Can you see young women walking down the streets of Newark, New Jersey, with long flowing hijab and long dresses? Can you see the vision of an area of no crime, controlled by the Muslims?”

Siraj Wahhaj[11]

CAIR files lawsuits at the drop of a hat and has truncated any honest discussion of Islam. ”There’s no doubt that CAIR understands this, notes National Review’s John Derbyshire. “They have Saudi Oil money behind them and finance is not issue at all to them. They essentially have infinite funds. They will shut up everyone. On the topic of Islam, free speech is dead.”

Freedom of speech, when it comes to entering ideas into the great marketplace of free debate, is something that Islam itself decries, as the Holy Qur’an orders against questioning Allah, the words of Allah as written in the Holy Qur’an, and his prophet, Muhammad. Radical Islamists, as I put the leaders of CAIR into that category, have morphed that into any criticism of Islam, no matter how valid and factual. They cannot stand to have the light of publicity shined onto their basic documents and traditions, and their resulting actions, and this is knowledge that is necessary for anyone to have to make up their own mind, freely, with no hidden facts.

Fpw 14NOV2005

Following are a listing of the Leaders of CAIR that have been legally implicated with terrorism.

List of CAIR Employees and Board Members with Criminal (Terrorist) Indictments and Convictions

Randall "Ismail" Royer – Royer was working for the Council on American-Islamic Relations (CAIR), militant Islam's most aggressive political organization in North America, when he began training with *Lashkar-e-Taiba*. (He served there variously as a communications specialist and a civil rights coordinator. He was an active CAIR Employee when he was arrested.

Jan. 16, 2004 update: Guilty to one count of using and discharging a firearm during and in relation to a crime of violence, and with carrying an explosive during the commission of a felony.

Ghassan Elashi - **July 7, 2004 update**: Ghassan Elashi – a founding board member of CAIR's Texas chapter – was convicted today of terrorism-related charges. He was the Chairman of the Holy Land Foundation, before the group's closure.

Bassem Khafagi CAIR's former director of community relations.

Sept. 9, 2003 update: Bassem Khafagi, the former CAIR employee, pleaded guilty today at a plea hearing of (1) making "false material statements" on his nonimmigrant visa application on Nov. 8, 2000, in Kuwait City, Kuwait and (2) passing bad checks for thousands of dollars at two U.S. banks in early 2001. Khafagi faces up to a $250,000 fine on the visa fraud conviction and 30 years in prison and a $1 million fine for each of the two counts of bank fraud.

Rabih Haddad Rabih Haddad was a co-founder of the Global Relief Foundation. Before being deported by the United States to Lebanon in July of 2003, Haddad had held various positions with Global Relief, including that of Executive Director and Public Relations Director.

Haddad was also active in CAIR as a fundraiser.

Siraj Wahhaj One of "unindicted persons who may be alleged as co-conspirators" in the attempt to blow up New York City monuments nearly a decade ago.

Mohammad Nimer **Aug. 15, 2005 update**: A sixth CAIR person connected to terrorism? That is the claim filed by the

plaintiffs in *Estate of John P. O'Neill, Sr., et al. v. Al Baraka, et al.* today in their "Amended RICO Statement Applicable to Council on American-Islamic Relations (CAIR) and CAIR-Canada." On p. 15, it names Mohammad Nimer as one of CAIR's "proven links to Islamic Terrorists." He works as the director of CAIR's Research Center and "also served as a member of the Board of Directors of the United Association for Studies and Research ('UASR'). The UASR is the strategic arm of Hamas in the United States."

To sum up the state of CAIR's legal play: two of its associates (Ghassan Elashi, Randall Royer) have been convicted on terrorism-related charges, one (Bassem Khafegi) convicted on fraud charges, two (Rabih Haddad, Bassem Khafegi) have been deported, and one (Siraj Wahhaj) remains at large. And now a sixth (Mohammad Nimer) has been implicated in terrorist activities.

[1] Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon Valley Herald, July 4, 1998
[2] John Perazzo, "Hamas and Hizzoner," FrontPageMagazine.com, March 5, 2003
[3] ajwhitehead@anti-cair-net.org 13nov2005
[4]. ibid
[5] Dhimmi Watch, Feb 28, 2005: D. C. Watson: CAIR's Perpetual Twists and Turns
[6] Sheikh Omar Abdel Rahman, quoted in Benjamin and Simon, "The Age of Sacred Terror", pp 16-17
[7] "The Al Qaeda connection" by Paul L. Williams p171
[8] Excerpts from: "The Danger Within" by Dr. Daniel Pipes (http://www.danielpipes.org/article/77)
[9] "Stop Aid and Comfort for Patrons of Terror" by Steven Emerson (http://www.freeman.org/m_online/sep96/emerson.htm)
[10] http://www.frontpagemag.com/articles/ReadArticle.asp?ID=7098
[11] "The Al Qaeda connection" by Paul L. Williams p171

fpw 04MAR2006

Regards,

Fredrick P. Wilson

1305 Rollins St.
Grand Blanc, MI 48439
Day PH: 810-257-5142
Eve PH: 810-694-6628
E-mail: Shinano01@aol.com

EXHIBIT F

JEFF JACOBY

When fear cows the media

By Jeff Jacoby, Globe Columnist | February 19, 2006

THE PHOENIX is Boston's leading "alternative" newspaper, the kind of brash, pull-no-punches weekly that might have been expected to print without hesitation the Mohammed cartoons that Islamists have been using to incite rage and riots across the Muslim world. Its willingness to push the envelope was memorably demonstrated in 2002, when it broke with most media to publish a grisly photograph of Daniel Pearl's severed head, and supplied a link on its website to the sickening video of the Wall Street Journal reporter's beheading.

But the Phoenix isn't publishing the Mohammed drawings, and in a brutally candid editorial it explained why.

"Our primary reason," the editors confessed, is "fear of retaliation from . . . bloodthirsty Islamists who seek to impose their will on those who do not believe as they do . . . Simply stated, we are being terrorized, and . . . could not in good conscience place the men and women who work at the Phoenix and its related companies in physical jeopardy. As we feel forced, literally, to bend to maniacal pressure, this may be the darkest moment in our 40-year-publishing history."

The vast majority of US media outlets have shied away from reproducing the drawings, but to my knowledge only the Phoenix has been honest enough to admit that it is capitulating to fear. Many of the others have published high-minded editorials and columns about the importance of "restraint" and "sensitivity" and not giving "offense" to Muslims. Several have claimed they wouldn't print the Danish cartoons for the same reason they wouldn't print overtly racist or anti-Semitic material. The managing editor for news of The Oregonian, for example, told her paper's ombudsman that not running the images is like avoiding the N-word -- readers don't need to see a racial slur spelled out to understand its impact. Yet a Nexis search turns up at least 14 occasions since 1999 when The Oregonian has published the N-word unfiltered. So there *are* times when it is appropriate to run material that some may find offensive.

Rationalizations notwithstanding, the refusal of the US media to show the images at the heart of one of the most urgent stories of the day is not about restraint and good taste. It's about fear. Editors and publishers are afraid the thugs will target them as they targeted Danny Pearl and Theo van Gogh; afraid the mob will firebomb their newsrooms as it has firebombed Danish embassies. "We will not accept less than severing the heads of those responsible," an imam in Gaza preaches. "Whoever insults a prophet, kill him," reads the sign carried by a demonstrator in London. Those are not figures of speech but deadly threats, and American newspapers and networks are intimidated.

Not everyone has succumbed. The Weekly Standard reproduced the 12 cartoons, and some have appeared in the Philadelphia Inquirer, the New York Sun, and even Spare Change News, a Boston biweekly sold by homeless people. But there has been nothing like the defiance shown in Europe, where some two dozen publications in 13 countries have run the cartoons, insisting that they will not allow thugs to decide what a free press can publish.

Journalists can be incredibly brave, but when it comes to covering the Arab and Muslim world, too many news organizations have knuckled under to threats. Thomas Friedman of The New York Times, a veteran foreign correspondent, admitted long ago that "physical intimidation" by the PLO led reporters to skew their coverage of important stories or to ignore them "out of fear." Similarly, CNN's former news executive, Jordan Eason, acknowledged after the fall of Saddam Hussein that his network had long sanitized its news from Iraq, since reporting the unvarnished truth "would have jeopardized the lives of . . . our Baghdad staff."

Like the Nazis in the 1930s and the Soviet communists in the Cold War, the Islamofascists are emboldened by appeasement and submissiveness. Give the rampagers and book-burners a veto over artistic and editorial decisions, and you end up not with heightened sensitivity and cultural respect, but with more rampages and more books burned. You betray ideals that generations of Americans have died to defend.

And worse than that: You betray as well the dissidents and reformers within the Islamic world, the Muslim Sakharovs and Sharanskys and Havels who yearn for the free, tolerant, and democratic culture that we in the West take for granted. What they want to see from America is not appeasement and apologies and a dread of giving offense. They want to see us face down the fanatics, be unintimidated by bullies. They want to know that in the global struggle against Islamist extremism, we won't let them down.

Jeff Jacoby's e-mail address is jacoby@globe.com. ■

EXHIBIT G

The Muslim Brotherhood's Conquest of Europe

by Lorenzo Vidino
Middle East Quarterly
Winter 2005 http://www.meforum.org/article/687

Since its founding in 1928, the Muslim Brotherhood (*Hizb al-Ikhwan al-Muslimun*) has profoundly influenced the political life of the Middle East. Its motto is telling: "Allah is our objective. The Prophet is our leader. The Qur'an is our law. Jihad is our way. Dying in the way of Allah is our highest hope."[1]

While the Brotherhood's radical ideas have shaped the beliefs of generations of Islamists, over the past two decades, it has lost some of its power and appeal in the Middle East, crushed by harsh repression from local regimes and snubbed by the younger generations of Islamists who often prefer more radical organizations.

But the Middle East is only one part of the Muslim world. Europe has become an incubator for Islamist thought and political development. Since the early 1960s, Muslim Brotherhood members and sympathizers have moved to Europe and slowly but steadily established a wide and well-organized network of mosques, charities, and Islamic organizations. Unlike the larger Islamic community, the Muslim Brotherhood's ultimate goal may not be simply "to help Muslims be the best citizens they can be," but rather to extend Islamic law throughout Europe and the United States.[2]

Four decades of teaching and cultivation have paid off. The student refugees who migrated from the Middle East forty years ago and their descendants now lead organizations that represent the local Muslim communities in their engagement with Europe's political elite. Funded by generous contributors from the Persian Gulf, they preside over a centralized network that spans nearly every European country.

These organizations represent themselves as mainstream, even as they continue to embrace the Brotherhood's radical views and maintain links to terrorists. With moderate rhetoric and well-spoken German, Dutch, and French, they have gained acceptance among European governments and media alike. Politicians across the political spectrum rush to engage them whenever an issue involving Muslims arises or, more parochially, when they seek the vote of the burgeoning Muslim community.

But, speaking Arabic or Turkish before their fellows Muslims, they drop their facade and embrace radicalism. While their representatives speak about interfaith dialogue and integration on television, their mosques preach hate and warn worshippers about the evils of Western society. While they publicly condemn the murder of commuters in Madrid and school children in Russia, they continue to raise money for Hamas and other terrorist organizations. Europeans,

eager to create a dialogue with their increasingly disaffected Muslim minority, overlook this duplicity. The case is particularly visible in Germany, which retains a place of key importance in Europe, not only because of its location at the heart of Europe, but also because it played host to the first major wave of Muslim Brotherhood immigrants and is host to the best-organized Brotherhood presence. The German government's reaction is also instructive if only to show the dangers of accepting Muslim Brotherhood rhetoric at face value, without looking at the broader scope of its activities.

The Muslim Brotherhood

The situation in Germany is particularly telling. More than anywhere else in Europe, the Muslim Brotherhood in Germany has gained significant power and political acceptance. Islamist organizations in other European countries now consciously follow the model pioneered by their German peers.

During the 1950s and 1960s, thousands of Muslim students left the Middle East to study at German universities, drawn not only by the German institutions' technical reputations but also by a desire to escape repressive regimes. Egyptian ruler Gamal Abdel Nasser's regime was especially vigorous in its attempts to root out the Islamist opposition. Beginning in 1954, several members of the Muslim Brotherhood fled Egypt to escape arrest or assassination. West Germany provided a welcome refuge. Bonn's motivations were not simply altruistic. As terrorism expert Khalid Durán explained in his studies on jihadism in Europe,[3] the West German government had decided to cut diplomatic relations with countries that recognized East Germany. When Egypt and Syria established diplomatic relations with the communist government, Bonn decided to welcome Syrian and Egyptian political refugees. Often, these dissidents were Islamists. Many members of the Muslim Brotherhood were already familiar with Germany. Several had cooperated with the Nazis before and during World War II.[4] Some had even, reportedly, fought in the infamous Bosnian Handschar division of the Schutzstaffel (SS).[5]

One of the Muslim Brotherhood's first pioneers in Germany was Sa'id Ramadan, the personal secretary of Muslim Brotherhood founder Hassan al-Banna.[6] Ramadan, an Egyptian who had led the Muslim Brotherhood's irregulars in Palestine in 1948,[7] moved to Geneva in 1958 and attended law school in Cologne.[8] In Germany, he founded what has become one of Germany's three main Muslim organizations, the Islamische Gemeinschaft Deutschland (Islamic Society of Germany, IGD), over which he presided from 1958 to 1968.[9] Ramadan also cofounded the Muslim World League,[10] a well-funded organization that the Saudi establishment uses to spread its radical interpretation of Islam throughout the world. The U.S. government closely monitors the activities of the Muslim World League, which it accuses of financing terrorism. In March 2002, a U.S. Treasury Department-led task force raided the group's Northern Virginia offices looking for documents tying the group to Al-Qaeda,

Hamas, and Palestinian Islamic Jihad. In January 2004, the Senate Finance Committee asked the Internal Revenue Service for its records on the Muslim World League "as part of an investigation into possible links between nongovernmental organizations and terrorist financing networks."[11] This privileged relationship with the oil-rich kingdom granted Ramadan an influx of money, which he used to fund the powerful Islamic Center of Geneva and to bankroll several financial and religious activities. Hani Ramadan, Sa'id's son, currently runs the Islamic Center. Among its other board members is Sa'id's other son, Tariq Ramadan, who recently made headlines in the United States when the Department of Homeland Security revoked his visa to teach at Notre Dame University.[12] Sa'id Ramadan's case is not isolated.[13]

Following Ramadan's ten-year presidency of the IGD, Pakistani national Fazal Yazdani briefly led the IGD before Ghaleb Himmat, a Syrian with Italian citizenship, took the helm. During his long stewardship (1973-2002), Himmat shuttled between Italy, Austria, Germany, Switzerland and the United States.[14] Intelligence agencies around the world have long scrutinized Himmat's terrorist connections. He is one of the founders of the Bank al-Taqwa, a powerful conglomerate dubbed by Italian intelligence, "Bank of the Muslim Brotherhood," which has financed terrorist groups since the mid-1990s if not earlier.[15] Himmat helped Youssef Nada, one of the Muslim Brotherhood's financial masterminds, run Al-Taqwa and a web of companies headquartered in locations such as Switzerland, Liechtenstein, and the Bahamas, which maintain few regulations on monetary origin or destination. Both Himmat and Nada reportedly funneled large sums to groups such as Hamas and the Algerian Islamic Salvation Front[16] and set up a secret credit line for a top associate of Osama bin Laden.[17]

In November 2001, the U.S. Treasury Department designated both Himmat and Nada as terrorism financiers.[18] According to Italian intelligence, the Al-Taqwa network also financed several Islamic centers throughout Europe[19] and many Islamist publications, including *Risalatul Ikhwan*,[20] the official magazine of the Muslim Brotherhood. After the U.S. Treasury Department designation, Himmat resigned from the IGD's presidency. His successor was Ibrahim el-Zayat, a 36-year-old of Egyptian descent and the charismatic leader of numerous student organizations.

The fact that IGD leaders Ramadan and Himmat are among the most prominent Muslim Brotherhood members of the last half-century suggests the links between the IGD and the Ikhwan. Moreover, reports issued by internal intelligence agencies from various German states openly call the IGD an offshoot of the Muslim Brotherhood.[21] In particular, according to one intelligence report, the Egyptian branch of the Muslim Brotherhood has dominated the IGD since its early days.[22]

The Muslim Brotherhood—led by Ramadan and Himmat[23]—sponsored the construction of the imposing Islamic Center of Munich in 1960,[24] aided by large

donations from Middle Eastern rulers such as King Fahd of Saudi Arabia who, according to a 1967 *Sueddeutsche Zeitung* article, donated 80,000 marks.[25] The Ministry of Interior of Nordrhein-Westfalen states that the Islamic Center of Munich has been one of the European headquarters for the Brotherhood since its foundation.[26] The center publishes a magazine, *Al-Islam*, whose efforts (according to an Italian intelligence dossier),[27] are financed by the Bank al-Taqwa. According to the interior minister of Baden-Württemberg, *Al-Islam* shows explicitly how the German Brothers reject the concept of a secular state.[28] Its February 2002 issue, for example, states,

In the long run, Muslims cannot be satisfied with the acceptance of German family, estate, and trial law. ... Muslims should aim at an agreement between the Muslims and the German state with the goal of a separate jurisdiction for Muslims.

The IGD, of which the Islamic Center of Munich is one of the most important members, represents the main offshoot of the Egyptian Brotherhood in Germany. But the IGD is also the quintessential example of how the Muslim Brotherhood has gained power in Europe. The IGD has grown significantly over the years, and it now incorporates dozens of Islamic organizations throughout the country. Islamic centers from more than thirty German cities have joined its umbrella.[29] Today, the IGD's real strength lies in its cooperation with and sponsorship of many Islamic youth and student organizations across Germany.

This focus on youth organizations came after Zayat's succession. He understood the importance of focusing on the next generation of German Muslims and launched recruitment drives to get young Muslims involved in Islamic organizations. But a Meckenheim police report on the sharply dressed Zayat also reveals alarming connections. German authorities openly say he is a member of the Muslim Brotherhood. They also link him to the World Assembly of Muslim Youth (WAMY), a Saudi nongovernmental organization that seeks to spread Wahhabism, the radical and intolerant Saudi interpretation of Islam, throughout the world with its literature and schools.[30] WAMY, which falls under the umbrella of the Muslim World League, has the stated goal of "arming the Muslim youth with full confidence in the supremacy of the Islamic system over other systems." It is the largest Muslim youth organization in the world and can boast unparalleled resources.[31] In 1991 WAMY published a book called *Tawjihat Islamiya* (*Islamic Views*) that stated, "Teach our children to love taking revenge on the Jews and the oppressors, and teach them that our youngsters will liberate Palestine and Al-Quds [Jerusalem] when they go back to Islam and make *jihad* for the sake of Allah."[32] The sentiments in *Tawjihat Islamiya* are the rule rather than the exception. Many other WAMY publications are filled with strong anti-Semitic and anti-Christian rhetoric.

Meckenheim police also link Zayat to Institut Européen des Sciences Humaines, a French school that prepares European imams. Several radical clerics lecture at

the school and several European intelligence agencies accuse the school of spreading religious hatred.[33] German authorities also highlight the fact that he is involved in several money laundering investigations.[34] Zayat has never been indicted for terrorist activity, but he has dubious financial dealings and maintains associations with many organizations that spread religious hatred. The IGD may have changed leadership after the U.S. Treasury's designation of Himmat, but it did not change direction.

While the Egyptian branch of the Muslim Brotherhood has chosen Munich as its base of operations in Germany, its Syrian branch is headquartered in Aachen, a German town near the Dutch border. The former Carolingian capital, with its famous university, is now home to a large Muslim population including the prominent Syrian Al-Attar family. The first Attar to move to Aachen was Issam, who fled persecution in his native country in the 1950s when he was leader of the Syrian branch of the Muslim Brotherhood. Other members of the Syrian Muslim Brotherhood soon followed. With time, Islamists from other countries adopted Attar's Bilal mosque in Aachen as their base of operations.[35] From hosting exiled Algerian terrorists[36] to operating a charity designated by the U.S. Department of Treasury as a financial front for Hamas,[37] Aachen is well known to intelligence agencies throughout the world.

The Syrian Muslim Brotherhood base in Aachen kept close relations with their Egyptian counterparts. For example, confirming the tendency of important Muslim Brotherhood families to close alliance through intermarriage, Issam al-Attar's son married the daughter of Al-Taqwa banker Youssef Nada.[38] Links between the two Muslim Brotherhood branches are more extensive than a single marriage, however. The Aachen Islamic Center reportedly received funding from Al-Taqwa.[39] Staff members have rotated between the Islamic Centers in Aachen and Munich. For example, Ahmed von Denffer, editor of the Islamic Center of Munich's *Al-Islam* magazine, came to Munich from Aachen.[40] Nevertheless, some distance remains. The Syrian Muslim Brotherhood has never joined the IGD, instead preferring to keep some form of independence.

Milli Görüş

Of all of Zayat's financial activities, the one that has attracted the German authorities' greatest suspicion has been his association with officials of Milli Görüş (National Vision, in Turkish). Milli Görüş, which has 30,000 members and perhaps another 100,000 sympathizers,[41] claims to defend the rights of Germany's immigrant Turkish population, giving them a voice in the democratic political arena while "preserving their Islamic identity."[42] But Milli Görüş has another agenda. While publicly declaring its interest in democratic debate and a willingness to see Turkish immigrants integrated into European societies, some Milli Görüş leaders have expressed contempt for democracy and Western values. The Bundesverfassungsschutz, Germany's domestic intelligence agency, has repeatedly warned about Milli Görüş' activities, describing the group in its

annual reports as a "foreign extremist organization."[43] The agency also reported that "although Milli Görüş, in public statements, pretends to adhere to the basic principles of Western democracies, abolition of the laicist government system in Turkey and the establishment of an Islamic state and social system are, as before, among its goals."[44]

Milli Görüş' history alone indicates why the group should be considered radical. Former Turkish prime minister Nehmettin Erbakan, whose Refah Party was banned by the Turkish Constitutional Court in January of 1998 for "activities against the country's secular regime,"[45] is still Milli Görüş' undisputed leader, even if his nephew Mehmet Sabri Erbakan is its president. The 2002 European Milli Görüş meeting held in the Dutch city of Arnhem, where Nehmettin Erbakan was the keynote speaker, provides a glimpse into Milli Görüş' ideology. After a tirade against the evils of integration in the West and U.S. policies, Erbakan declared that "after the fall of the wall, the West has found an enemy in Islam."[46] A Bundesverfassungsschutz report reveals Milli Görüş' real aims:

While in recent times, the Milli Görüş has increasingly emphasized the readiness of its members to be integrated into German society and asserts its adherence to the basic law, such statements stem from tactical calculation rather than from any inner change of the organization.[47]

Milli Görüş pushes an agenda similar to that of the IGD, even if its target is more limited. Nevertheless, both Milli Görüş and the IGD collaborate on many initiatives. There is also a family connection. Zayat married Sabiha Erbakan, the sister of Mehmet Sabri Erbakan.[48] The siblings' mother is also involved in politics and runs an important Islamic women's organization in Germany. The Zayat family is active as well. Ibrahim el-Zayat's father is the imam of the Marburg mosque; other members of his family are involved in Islamic organizations. As Udo Ulfkotte, a political science professor specializing in counterespionage at the University of Lueneburg and an expert on Islamic terrorism, notes, the Erbakans and the Zayats lead networks of organizations that aim at the radicalization, respectively, of the Turkish and Arab communities in Germany.[49]

IGD and Milli Görüş are active in their efforts to increase political influence and become the official representatives of the entire German Muslim community. With well-endowed budgets, their mosques provide social services, organize conferences, and distribute literature nationwide. As the Office for the Protection of the Constitution (Landesverfassungsschutz) in Hessen[50] notes:

The threat of Islamism for Germany is posed ... primarily by Milli Görüş and other affiliated groups. They try to spread Islamist views within the boundaries of the law. Then they try to implement ... for all Muslims in Germany a strict interpretation of the Qur'an and of the Shari'a. ... Their public support of tolerance and religious freedom should be treated with caution.[51]

It presents a problem that politicians and security services in Germany view the IGD and Milli Görüş so differently. But, as Ulfkotte wrote about Zayat in his book, *Der Krieg in unseren Staedten* (*The War in Our Cities*),[52] "politicians of all colors and parties try to reach out to him."[53] For example, the prestigious Berlin Catholic Academy invited Zayat to represent the Muslim point of view in an inter-religious meeting organized by the academy in October 2002.[54] German politicians and Christian institutions regularly partner themselves with Milli Görüş in various initiatives. *Milli Gazete*, the official journal of Milli Görüş, once stated that "Milli Görüş is a shield protecting our fellow citizens from assimilation into barbaric Europe."[55] Nevertheless, German politicians meet regularly with Milli Görüş officials to discuss immigration and integration issues. The fact that an official like Ahmed al-Khalifah, IGD secretary general, represents Islam before members of parliament who are discussing religious tolerance,[56] shows the success of Brotherhood-linked organizations' efforts to gain acceptance as the representatives of German Muslims. The Office for the Protection of the Constitution well described these efforts, saying that Milli Görüş (and the IGD) "strives to dominate regional or nationwide federations and umbrella organizations for Muslims which are increasingly gaining importance as interlocutors for state and ecclesiastical authorities and thus to expand its influence within society."[57]

Zentralrat, the Islamist Umbrella

In 1989, under the auspices of Abdullah at-Turki, powerful dean of Bin Saud University in Riyadh, the Saudis created the Islamische Konzil Deutschland (Islamic Council of Germany). Turki assumed the presidency with other top positions held by Ibrahim el-Zayat, Hasan Özdögan, a high-ranking Milli Görüş official, and Ahmad Khalifa, an officer from the Islamic Center of Munich.[58] While an official German parliament report describes the Islamische Konzil as just "another Sunni organization," such an assumption indicates a dangerous misunderstanding of the Saudi relationship to German Islamists.[59]

The trend toward consolidation took a step forward in 1994 when German Islamists realized that a united coalition translated into greater political relevance and influence. Nineteen organizations, including the IGD, the Islamic Center of Munich, and the Islamic Center of Aachen, created an umbrella organization, the Zentralrat der Muslime. According to a senior German intelligence official, at least nine out of these nineteen organizations belong to the Muslim Brotherhood.[60] The German press has recently investigated the Zentralrat president, Nadeem Elyas, a German-educated Saudi physician and an official of the Islamic Center of Aachen. *Die Welt* linked Elyas to Christian Ganczarski, an Al-Qaeda operative currently jailed as one of the masterminds of the 2002 attack on a synagogue in Tunisia.[61] Ganczarski, a German of Polish descent who converted to Islam, told authorities that Al-Qaeda recruited him at the Islamic University of Medina where Elyas sent him to study.[62] Elyas said he could not remember meeting him but did not deny the possibility that Ganczarski, who

never completed high school, might have been one of the many individuals he had sent over the years to radical schools in Saudi Arabia.[63] Saudi donors paid all of Ganczarski's expenses.[64] Ganczarski was not alone. Elyas admitted to having sent hundreds of German Muslims to study at one of the most radical universities in Saudi Arabia.[65]

The Zentralrat, which portrays itself as the umbrella organization for German Muslim organizations, has become, together with the IGD and Milli Görüş, the de facto representative of three million German Muslims. Even though the IGD is a member of the Zentralrat, the two organizations often operate independently. Their apparent independence is planned. With many organizations operating under different names, the Muslim Brotherhood fools German politicians who believe they are consulting a spectrum of opinion.[66] The media seek the Zentralrat's officials when they want the Muslim view on everything from the debate about the admissibility of the *hijab* (headscarf) in public schools, to the war in Iraq, and so forth. Politicians seek the Zentralrat's endorsement when they want to reach out to the Muslim community. Many German politicians are uninformed about Islam and do not understand that the view and the interpretation of Islam that the Zentralrat expresses, as does the IGD and Milli Görüş, is that of the Muslim Brotherhood and not that of traditional Islam. Accordingly, the Zentralrat expresses total opposition to any ban of the *hijab*, supports Wahhabi-influenced Islamic education in schools, and endorses a radical position on the Middle East situation.[67] While many Muslims endorse these views, the problem is that the Zentralrat neither represents nor tolerates those with divergent views. Moderate German Muslim groups lack the funding and organization of Muslim Brotherhood-linked groups. In terms of numbers, influence on the Muslim community, and political relevance, the Zentralrat and its two most important constituent parts, the IGD and Milli Görüş, dominate the scene. With ample Saudi financing, the Muslim Brotherhood has managed to become the voice of the Muslims in Germany.

Recently, the German public was shocked to hear what is preached inside Saudi-funded mosques and schools. In the fall of 2003, a hidden camera-equipped journalist from Germany's ARD television infiltrated the Saudi-built King Fahd Academy in Bonn and taped what it taught to young Muslim children. One teacher called for jihad against the infidels.[68] While the images elicited a rebuke from German politicians, the rather sterile debate about Saudi influence on German Muslims has not effected tangible change. Saudi officials and Saudi-run nongovernmental organizations continue to groom Muslim Brotherhood organizations.

First Germany, Then Europe

While the Muslim Brotherhood and their Saudi financiers have worked to cement Islamist influence over Germany's Muslim community, they have not limited their infiltration to Germany. Thanks to generous foreign funding, meticulous

organization, and the naïveté of European elites, Muslim Brotherhood-linked organizations have gained prominent positions throughout Europe. In France, the extremist Union des Organisations Islamiques de France (Union of Islamic Organizations of France) has become the predominant organization in the government's Islamic Council.[69] In Italy, the extremist Unione delle Comunita' ed Organizzazioni Islamiche in Italia (Union of the Islamic Communities and Organizations in Italy) is the government's prime partner in dialogue regarding Italian Islamic issues.[70]

In parallel to European Union integration efforts, the Muslim Brotherhood is also seeking to integrate its various European proxies. Over the past fifteen years, the Muslim Brotherhood has created a series of pan-European organizations such as the Federation of Islamic Organizations in Europe, in which representatives from national organizations can meet and plan initiatives.[71] Perhaps the Muslim Brotherhood's greatest pan-European impact has, as with the Islamische Gemeinschaft Deutschland, been with its youth organization. In June 1996, Muslim youth organizations from Sweden, France, and England joined forces with the Federation of Islamic Organizations in Europe and the World Assembly of Muslim Youth to create a European Islamic youth organization.[72] Three months later, thirty-five delegates from eleven countries met in Leicester and formally launched the Forum of European Muslim Youth and Student Organizations (FEMYSO), which maintains its headquarters in Brussels.[73]

According to its official publications, FEMYSO is "a network of 42 national and international organizations bringing together youth from over 26 different countries." FEMYSO proudly stated in 2003 that over the preceding four years it had become

The de facto voice of the Muslim youth in Europe. It is regularly consulted on issues pertaining to Muslims in Europe. It has also developed useful links with: the European Parliament, the Council of Europe, the United Nations, the European Youth Forum, and numerous relevant NGOs at the European level.[74]

Ibrahim el-Zayat, who held the presidency until his commitments in Germany forced him to step down, even used the FEMYSO perch to address the European Parliament.[75] Because the Muslim Brotherhood provides the bulk of FEMYSO's constituent organizations, it provides the "de facto voice of the Muslim youth in Europe." While FEMYSO claims that it "is committed to fighting prejudices at all the levels, so that the future of Europe is a multicultural, inclusive and respectful one,"[76] such statements ring hollow given the position of sponsors like the World Assembly of Muslim Youth which believes that "the Jews are enemies of the faithful, God, and the Angels; the Jews are humanity's enemies. ... Every tragedy that inflicts the Muslims is caused by the Jews."[77]

The Muslim Brotherhood's ample funds and organization have contributed to their success in Europe. But their acceptance into mainstream society and their

unchallenged rise to power would not have been possible had European elites been more vigilant, valued substance over rhetoric, and understood the motivations of those financing and building these Islamist organizations. Why have Europeans been so naïve? Bassam Tibi, a German professor of Syrian descent and an expert on Islam in Europe, thinks that Europeans—and Germans in particular—fear the accusation of racism.[78] Radicals in sheep's clothing have learned that they can silence almost everybody with the accusation of xenophobia. Any criticism of Muslim Brotherhood-linked organizations is followed by outcries of racism and anti-Muslim persecution. Journalists who are not frightened by these appellatives are swamped with baseless and unsuccessful but expensive lawsuits.

In some cases, politicians simply fail to check the backgrounds of those who claim to be legitimate representatives for the Muslim community. As in the United States, self-described representatives for the Muslim community are far more radical than the populations they represent. In other cases, politicians realize that these organizations are not the ideal counterparts in a constructive dialogue but do not take the time to seek other less visible but more moderate organizations, several of which exist only at the grassroots level, impeded by financial constraints.

What most European politicians fail to understand is that by meeting with radical organizations, they empower them and grant the Muslim Brotherhood legitimacy. There is an implied endorsement to any meeting, especially when the same politicians ignore moderate voices that do not have access to generous Saudi funding. This creates a self-perpetuating cycle of radicalization because the greater the political legitimacy of the Muslim Brotherhood, the more opportunity it and its proxy groups will have to influence and radicalize various European Muslim communities. The ultimate irony is that Muslim Brotherhood founder Hassan al-Banna dreamed of spreading Islamism throughout Egypt and the Muslim world. He would have never dreamed that his vision might also become a reality in Europe.

Lorenzo Vidino is deputy director at the Investigative Project, a Washington D.C.-based counterterrorism research institute.

[1] "Homepage," Muslim Brotherhood Movement website, accessed Dec. 22, 2004.
[2] *The Chicago Tribune*, Sept. 19, 2004; also see Daniel Pipes, The Islamic States of America?, *FrontPageMagazine.com*, Sept. 23, 2004.
[3] Khalid Duran, "Jihadism in Europe," *The Journal of Counterterrorism and Security International*, Fall 2000, pp. 12-5.
[4] Richard Labeviere, *Dollars for Terror: The U.S. and Islam* (New York: Algora Publishing 2000), p. 141.
[5] Georges Lepre, "Himmler's Bosnian Division: The Waffen SS Handschar Division 1943-45," *Schiffer Aviation History*, Jan. 2000, pp. 31-4.

[6] M. H. Faruqi, "Les Frères Musulmans. Politique de 'rabbaniyya,' les prières avant le pouvoir Dr. Saïd Ramadan, 1926-1995," Historique du Centre Islamique, Islamic Center of Geneva.
[7] Ibid.
[8] Ibid.
[9] "Prasidenten der IGD," Islamische Gemeinschaft in Deutschland website, accessed Dec. 22, 2004.
[10] Faruqi, "Les Frères Musulmans," *Historique du Centre Islamique*.
[11] "Senators Request Tax Information on Muslim Charities for Probe," U.S. State Department news release, Jan. 14, 2004.
[12] Fouad Ajami, "Tariq Ramadan," *The Wall Street Journal*, Sept. 7, 2004.
[13] Labeviere, *Dollars for Terror*, p. 122.
[14] Official dossier on Ahmed Nasreddin (hereafter Nasreddin dossier), Servizio per le Informazioni e la Sicurezza Democratica (Italian secret service, SISDE), Apr. 6, 1996, p. 10.
[15] Ibid., p. 24.
[16] Ibid., p. 31.
[17] *Newsweek*, May 12, 2004.
[18] "Recent OFAC Actions," U.S. Department of the Treasury, Office of Foreign Assets Control, Nov. 7, 2001.
[19] Nasreddin dossier, p. 31.
[20] Ibid.
[21] "Islamische Gemeinschaft in Deutschland" Innenministerium, Nordrhein-Westfalen land website, accessed Dec. 22, 2004; "Islamismus," Landesamt fur Verfassungsschutz, Hessen website, accessed Dec. 22, 2004.
[22] "Islamische Gemeinschaft in Deutschland," Innenministerium, Nordrhein-Westfalen land.
[23] *Official Guide to the Munich Mosque* (Munich: The Islamic Center of Munich), purchased by the author at the Milli Görüş' bookstore, Cologne, Feb. 2004.
[24] "Islamische Gemeinschaft in Deutschland," Innenministerium, Nordrhein-Westfalen land.
[25] *Sueddeutsche Zeitung* (Munich), July 29-30, 1967.
[26] "Islamische Gemeinschaft in Deutschland," Innenministerium, Nordrhein-Westfalen land.
[27] Nasreddin dossier, p. 31.
[28] Report on radical Islam, Baden Württenberg state Verfassungsschutzbericht, 2003, p. 48.
[29] "Koordination mit Zentren in folgenden Städten," Islamische Gemeinschaft in Deutschland website, accessed Dec. 22, 2004.
[30] Report on Ibrahim el-Zayat, Cologne police, Aug. 27, 2003, p. 3.
[31] David Kane, FBI senior special agent, affidavit in "Supplemental Declaration in Support of Pre-Trial Detention," *United States of America v. Soliman S. Biheiri*, U.S. District Court for the Eastern District of Virginia. The affidavit also details WAMY's links to the Palestinian terrorist organization Hamas.
[32] Kane, "Supplemental Declaration in Support of Pre-Trial Detention."

[33] *The Wall Street Journal*, Apr. 15, 2003.
[34] Report on el-Zayat, Aug. 27, 2003, p. 4.
[35] Duran, "Jihadism in Europe," pp. 12-5.
[36] Klaus Gruenewald, "Defending Germany's Constitution," *Middle East Quarterly*, Mar. 1995, p. 10.
[37] See Al-Aqsa Foundation, "Recent OFAC Reports," U.S. Department of the Treasury, Office of Foreign Assets Control, June 6, 2003.
[38] Nasreddin dossier, p. 9.
[39] Ibid., p. 30.
[40] Duran, "Jihadism in Europe," pp. 12-5.
[41] "Islamische Gemeinschaft Milli Gorus," Innenministerium, Nordrhein-Westfalen land website, accessed Dec. 22, 2004.
[42] Annual report of the Office for the Protection of the Constitution (Bundesverfassungsschutz), 2000, Cologne, p. 174.
[43] Annual report of the Office for the Protection of the Constitution (Bundesverfassungsschutz), 1999, Cologne, p. 165.
[44] Ibid.
[45] Agence France-Presse, Jan. 16, 1998.
[46] Mehmet Ülger, "Manifestatie Milli Görüş in Arnhem," *De Humanist*, July 2003.
[47] Annual report, Bundesverfassungsschutz, 2000, p. 198.
[48] Udo Ulfkotte, *Der Krieg in unseren Staedten* (Frankfurt: Eichborn Publishing, 2003), pp. 32-3.
[49] Author interview with Udo Ulfkotte, Frankfurt, Feb. 2004.
[50] Within the German federal system, each state has its own Office of the Protection for the Constitution (Landesverfassungsschutz), which is independent from the national Bundessverfassungsschutz.
[51] "Islamismus," Landesamt fur Verfassungsschutz, Hessen.
[52] Frankfurt: Eichborn Publishing, 2003.
[53] Ulfkotte, *Der Krieg in unseren Staedten*, p. 38.
[54] "Christentum und Islam," German Association of Muslim Social Scientists (GMSG), Oct. 26, 2002.
[55] *Anti-Semitism Worldwide 1998/9* (Tel Aviv: Stephen Roth Institute, Tel Aviv University, 2000).
[56] Ulfkotte, *Der Krieg in unseren Staedten*, p. 38.
[57] Annual report, Bundesverfassungsschutz, 2000, p. 174.
[58] Ulfkotte, *Der Krieg in unseren Staedten*, p. 164.
[59] Ibid., p. 162.
[60] Hartwig Mueller, head of the Verfassungsschutz of Nordrhein Westfahlen, interview on German television SWR, Mar. 21, 2003.
[61] *Die Welt* (Berlin), May 6, 2003.
[62] Michael Waller, testimony before the Senate Judiciary Committee Subcommittee on Terrorism, Technology, and Homeland Security, Oct. 14, 2003.
[63] *The Wall Street Journal*, Feb. 21, 2003.
[64] *Die Welt*, May 6, 2003.
[65] Ibid.

[66] Author interview with Ulfkotte, Frankfurt, Feb. 2004.
[67] Ibid.
[68] *Time*, Nov. 2, 2003.
[69] Ibid., Apr. 27, 2003.
[70] Renzo Guolo, *Xenofobi e Xenofili. Gli Italiani e l'Islam* (Bari: Laterza Publishing, 2003), p. 14.
[71] "The Global Community," *MABOnline*, Muslim Association of Britain, Dec. 20, 2004.
[72] Forum of European Muslim Youth and Student Organizations brochure, emailed to author by a representative of FEMYSO, Jan. 2004.
[73] Ibid.
[74] Ibid.
[75] "L'Islam en Europe ou L'Islam d'Europe," conference program, European Parliament, Brussels, Dec. 11, 2002.
[76] FEMYSO brochure.
[77] "Animosity toward the Jews, " *A Handy Encyclopedia of Contemporary Religions and Sects* (WAMY), FBI translation from Arabic; Steven Emerson, statement to the National Commission on Terrorist Attacks upon the United States, July 9, 2003; Kane, "Supplemental Declaration in Support of Pre-Trial Detention."
[78] Bassam Tibi, *Islamische Zuwanderung, Die gescheiterte Integration* (Munich: DVA, 2002), p. 135.

EXHIBIT H

Western Muslims' Racist Rape Spree

By Sharon Lapkin
FrontPageMagazine.com | December 27, 2005

In Australia, Norway, Sweden and other Western nations, there is a distinct race-based crime in motion being ignored by the diversity police: Islamic men are raping Western women for ethnic reasons. We know this because the rapists have openly declared their sectarian motivations.

When a number of teenage Australian girls were subjected to hours of sexual degradation during a spate of gang rapes in Sydney that occurred between 1998 and 2002, the perpetrators of these assaults framed their rationale in ethnic terms. The young victims were informed that they were "sluts" and "Aussie pigs" while they were being hunted down and abused.

In Australia's New South Wales Supreme Court in December 2005, a visiting Pakistani rapist testified that his victims had no right to say no, because they were not wearing a headscarf.

And earlier this year Australians were outraged when Lebanese Sheik Faiz Mohammed gave a lecture in Sydney where he informed his audience that rape victims had no one to blame but themselves. Women, he said, who wore skimpy clothing, invited men to rape them.

A few months earlier, in Copenhagen, Islamic mufti and scholar, Shahid Mehdi created uproar when – like his peer in Australia – he stated that women who did not wear a headscarf were asking to be raped.

And with haunting synchronicity in 2004, the London *Telegraph* reported that visiting Egyptian scholar Sheik Yusaf al-Qaradawi claimed female rape victims should be punished if they were dressed immodestly when they were raped. He added, "For her to be absolved from guilt, a raped woman must have shown good conduct."

In Norway and Sweden, journalist Fjordman warns of a rape epidemic. Police Inspector Gunnar Larsen stated that the steady increase of rape-cases and the link to ethnicity are clear, unmistakable trends. Two out of three persecutions for rape in Oslo are immigrants with a non-Western background and 80 percent of the victims are Norwegian women.

In Sweden, according to translator for Jihad Watch, Ali Dashti, "Gang rapes, usually involving Muslim immigrant males and native Swedish girls, have become commonplace." A few weeks ago she said, "Five Kurds brutally raped a 13-year-old Swedish girl."

In France, Samira Bellil broke her silence – after enduring years of repeated gang rapes in one of the Muslim populated public housing projects – and wrote a book, *In the hell of the tournantes*, that shocked France. Describing how gang rape is rampant in the

banlieues, she explained to *Time* that, "any neighborhood girl who smokes, uses makeup or wears attractive clothes is a whore."

Unfortunately, Western women are not the only victims in this epidemic. In Indonesia, in 1998, human rights groups documented the testimony of over 100 Chinese women who were gang raped during the riots that preceded the fall of President Suharto. Many of them were told: "You must be raped, because you are Chinese and non-Muslim."

Christian Solidarity Worldwide reported that in April 2005, a 9-year-old Pakistani girl was raped, beaten with a cricket bat, hanged upside down from the ceiling, had spoonfuls of chillies poured into her mouth, and repeatedly bashed while handcuffed. Her Muslim neighbours told her they were taking revenge for the American bombing of Iraqi children and informed her they were doing it because she was an "infidel and a Christian."

In Sudan – where Arab Muslims slaughter black Muslim and Christian Sudanese in an ongoing genocide – former Sudanese slave and now a human rights' activist Simon Deng says he witnessed girls and women being raped and that the Arab regime of Khartoum sends its soldiers to the field to rape and murder. In other reports, women who are captured by government forces are asked; "Are you Christian or Muslim?" and those who answer Christian, are gang raped before having their breasts cut off.

This phenomenon of Islamic sexual violence against women should be treated as the urgent, violent, repressive epidemic it is. Instead, journalists, academics, and politicians ignore it, rationalize it, or ostracize those who dare discuss it.

In Australia, when journalist Paul Sheehan reported honestly on the Sydney gang rapes, he was called a racist and accused of stirring up anti-Muslim hatred. And when he reported in his *Sydney Morning Herald* column that there was a high incidence of crime amongst Sydney's Lebanese community, fellow journalist, David Marr sent him an e-mail stating, "That is a disgraceful column that reflects poorly on us all at the Herald."

Keysar Trad, vice-president of the Australian Lebanese Muslim Association said the gang rapes were a "heinous" crime but complained it was "rather unfair" that the ethnicity of the rapists had been reported.

Journalist Miranda Devine reported during the same rape trials that all reference to ethnicity had been deleted from the victim impact statement because the prosecutors wanted to negotiate a plea bargain.

So when Judge Megan Latham declared, "There is no evidence before me of any racial element in the commission of these offences," everyone believed her. And the court, the politicians and most of the press may as well have raped the girls again.

Retired Australian detective Tim Priest warned in 2004 that the Lebanese gangs, which emerged in Sydney in the 1990s – when the police were asleep – had morphed out of control. "The Lebanese groups," he said, " were ruthless, extremely violent, and they

intimidated not only innocent witnesses, but even the police that attempted to arrest them."

Priest describes how in 2001, in a Muslim dominated area of Sydney two policemen stopped a car containing three well-known Middle Eastern men to search for stolen property. As the police carried out their search they were physically threatened and the three men claimed they were going to track them down, kill them and then rape their girlfriends.

According to Priest, it didn't end there. As the Sydney police called for backup the three men used their mobile phones to call their associates, and within minutes, 20 Middle Eastern men arrived on the scene. They punched and pushed the police and damaged state vehicles. The police retreated and the gang followed them to the police station where they intimidated staff, damaged property and held the police station hostage.

Eventually the gang left, the police licked their wounds, and not one of them took action against the Middle Eastern men. Priest claims, "In the minds of the local population, the police are cowards and the message was, 'Lebanese [Muslim gangs] rule the streets.'"

In France, in the *banlieues*, where gang rape is now known simply as *tournantes* or 'pass-around,' victims know the police will not protect them. If they complain, Samir Bellil said, they know that they and their families will be threatened.

However, Muslim women in the French ghettos are finally fighting back against gang rape and police non-action. They have begun a movement called, "We're neither whores nor doormats." They are struggling against the intrinsic violence that plagues their neighbourhoods and the culture that condones it.

In most French prosecutions, the Muslim rapists state that they do not believe they have committed a crime. And in a frightening parallel with the gang rapists in Australia, they claim the victim herself is to blame and accuse her of being a "slut" or a "whore."

According to The *Guardian*, during the recent French riots, a Saudi Prince with shares in News Corporation boasted to a conference in Dubai that he had phoned Rupert Murdoch and complained about Fox News describing the disturbances as "Muslim riots." Within half an hour he said, it was changed to "civil riots."

Swedish translator, Ali Dashti, stated that in Sweden when three men raped a 22-year-old woman recently, they said one word to her. "Whore." Such stories, according to Dashti, are in the Swedish newspapers every week. And, the politically correct "take great care not to mention the ethnic background of the perpetrators."

Sweden's English newspaper *The Local* reported in July that Malmo police commander Bengt Lindström had been charged with inciting racial hatred. He sent e-mails from his home computer to two city officials. To the head of healthcare, he wrote: "You...treat old Swedes who have worked hard building up the fatherland like parasites and would rather

give my taxes to criminals called Mohammed from Rosengård."

In Malmo, the third largest city in Sweden, the police have admitted, Dashti says, that they no longer control the city. "It is effectively ruled by violent gangs of Muslim immigrants." Ambulance personnel are regularly attacked and spat upon and are now refusing to help until a police escort arrives. The police are too afraid to enter parts of the city without backup.

In early 2005, Norwegian newspapers reported that Oslo had recorded the highest ever number of rape cases in the previous twelve months. However, Fjordman explained, the official statistics contained no data regarding "how immigrants were grossly over represented in rape cases", and the media remain so strangely silent.

Oslo Professor of Anthropology, Unni Wikan, said Norwegian women must take responsibility for the fact that Muslim men find their manner of dress provocative. And since these men believe women are responsible for rape, she stated, the women must adapt to the multicultural society around them.

The BBC pulled a documentary scheduled for screening in 2004, after police in Britain warned it could increase racial tension. "In these exceptional circumstances... Channel 4 as a responsible broadcaster has agreed to the police's request..." The documentary was to show how Pakistani and other Muslim men sexually abused young, white English girls as young as 11.

The number of rapes committed by Muslim men against women in the last decade is so incredibly high that it cannot be viewed as anything other than culturally implicit behaviour. It is overtly reinforced and sanctioned by Islamic religious leaders who blame the victims and excuse the rapists.

In three decades of immigration into Western countries, Islam has caused social upheaval and havoc in every one of its host countries. No other immigration program has encountered the problems of non-assimilation and religious ambiguity.

Everywhere in the world, Muslims are in conflict with their neighbours. And as Mark Steyn recently said, every conflict appears to have originated by someone with the name of Mohammed.

In July 2005, Melbourne Sheik Mohammad Omran told Sixty Minutes that "...we believe we have more rights than you because we choose Australia to be our home and you didn't. "

In the same interview visiting Sheik Khalid Yasin warned "There's no such thing as a Muslim having a non-Muslim friend, so a non-Muslim could be your associate but they can't be a friend. They're not your friend because they don't understand your religious principles and they cannot because they don't understand your faith."

Despite being told over and over by Islamic scholars, and witnessing massive influxes of Islamic crime, Western countries continue to believe in the reality of assimilation and moral relativism.

In Australia, Lebanese Christians have assimilated and become a respected part of our community. The Premier of Victoria is a Lebanese Christian as is the Governor Of New South Wales. However, Lebanese Muslims have encountered serious problems because of their refusal to accept our right to live our way of life. Nothing so clearly demonstrates that it is not an issue of race — but of culture.

EXHIBIT I

Symposium: To Rape an Unveiled Woman

By Jamie Glazov
FrontPageMagazine.com | March 7, 2006


To Rape an Unveiled Woman
Victim of Muslim gang rape in Sweden

A Muslim rape epidemic in sweeping over Europe -- and over many other nations host to immigrants from the Islamic world. The direct connection between the rapes and Islam is irrefutable, as Muslims are significantly overrepresented among convicted rapists and rape suspects. The Muslim perpetrators themselves boast that there crime is justified since their victims were, among other things, not properly veiled.

What is the psychology here? What is the significance of this epidemic? And how do we face it when our own feminists, with a few exceptions, are deafingly silent about it?

To discuss this issue with us today, we are joined by:

Pierre Rehov, a French filmmaker who has filmed six documentaries on the Palestinian Intifada. His new documentary, Suicide Killers, explores the psychology of suicide bombers. It is based on interviews with the victims of suicide bombers, the families of suicide bombers, would-be bombers themselves, and experts on suicide killer mentality.

Nancy Kobrin, an affiliated professor to the University of Haifa, Arabist, psychoanalyst and author of the upcoming book, *The Sheikh's New Clothes: Islamic Suicide Terror and What It's Really All About;*

Peter Raddatz, a German scholar of Islamic Studies and the co-author of the renowned "Encyclopaedia of Islam." He is the author of many books, including *From Allah to Terror? Jihad and the Western Deformation*, *Allah's Veil* and *The Turkish Danger*. In a few months he will publish *World Risk Iran.*

and

Gudrun Eussner, a journalist with a Ph.D at Free University Berlin, specializing in mass communication and political science, and Iranian philology. She has experience working in numerous Muslim countries, including Bosnia, Indonesia, Kuwait, Malaysia, Morocco, Pakistan, Turkey, Usbekistan and others.

FP: Pierre Rehov, Nancy Kobrin, Peter Raddatz and Dr. Gudrun Eussner welcome to Frontpage Symposium.

Peter Raddaz let's begin with you.

A man sees a woman and she is not veiled. He thinks to himself: "Oh, I must rape her now."

No matter how much I try to figure this out, I can't. What's the mindset here? If a person is upset that a woman is not veiled, it implies he wants some kind of supposed "morality." But if he is thirsting for purity, how does perpetrating a violent sexual atrocity against the "immoral" one fit into moralizing her and the rest of society – and himself?

Raddatz: Your questions concerning mindset and morals put us right into the middle of the problem. They are the terms any culture's collective psychology is basing on. In the case of prevailing orthodox Islam we are faced with a deep division between the sexes. With Allah's unlimited ruling licence the males are entitled to be the masters of the females. The Koranic order says that the man has to "go to the woman" whenever he likes, to "enjoy her however he likes", and to discipline her in case she develops her own ideas like sexual self-determination.

Over the centuries this basic frame had been filled with a lot of "prophetic" instructions as to what disastrous role the woman could play if the man as Allah's deputy does not carry out this divine licence of fertilizing control. Insofar the woman is looked upon from a "higher" biologistic viewpoint regarding her as "seed field" that - under strict male surveillance signalled by "Islamic correct" veiling - guarantees for the continued survival and expansion of Islam.

We are dealing here with premodern, partly archaic thinking that divides its world into two Manichaean halves. Irrespective of the usual statistical remnant of liberal "dissidents", the orthodox ideology bases on an Islamic half that accords to Koran and "prophetic" tradition and a non-Islamic half consisting of unbelievers and disobedient women. The religious war - known as "jihad" - against the latter two groups belongs, therefore, to the most prominent duties of the "believing" Muslim. Its "religious" dimension is boosted enormously by customary family "honor" installing male control from early youth on, often widening into brutal raping, sometimes incestuous punishing patterns. Here a complicated interaction between father, mother, son and

daughter comes into play about which, I guess, Dr. Kobrin will give us quite interesting insights.

Thus, the ontological being in Islam is not defined by individual right but clearly as integral part of the community in terms of a whole and "holy" entirety. In this context the primary form of human being is seen in the male that assumes the right and duty to assist Allah in conserving and expanding his "umma", meaning his community.

Its biologistic "thinking" demands the "pure" man as the real human dominating the "impure" woman as a lower form, rather close to some animal-like existence. Therefore, sexuality cannot be sublimated and has to serve - aside from ramifications into homo-, paedo- and sodo-variants - a basic double function: fertilizing and punishing.

This paradigm expresses itself not only in highly standardized family patterns but also in an equally conformistic education system. All contents, in school and university of almost every Islamic country, are ultimately restricted and tied to Islamic purposes, thereby avoiding abstract thinking categories that could relativate and jeopardize the dogma's absolute uniqueness. By the same token, however, and this is the core of "modern" Islam's tragedy, the male controllers are confined to physical methods of "sublimation" whenever problems arise. Aside from the usual bombing "protest" against Western "arrogance" and "unbelieving morals", the current rape wave is the vital expression of an ongoing jihad against women who under Western influence may drift slowly out of the grip of male Muslim hands.

The war character of this behaviour may become clearer from its archaic punishment perspective that has come out of use generally but survived in Islam until present times. During the Algerian independence war the freedom fighters used to publicly sodomize French officers in order to achieve the enemy's maximum degradation. The same applies to the woman as a possible internal enemy containing even a double danger: her alleged disobedience is a bio-political security risk for the Islamic entirety and her independent "devilish" sexuality represents a religious blasphemy, contaminating male purity. Both have to be dealt with accordingly: beating, raping, torturing, stoning, killing.

While some UN organizations keep on complaining about this, the Western feminists keep silent because they are not interested in the general problem but rather concentrate on clutching to their few elitarian privileges, mainly in business. Doing this they are simple part of a greater Western mainstream that has started to adjust to Muslim immigrant political "sharia" demands based on the growing radical Islamist influence as well as oil price pressure. And mind you: keeping Muslim women obedient through male "honor" might also sustain their "seed field" fertilization rate thereby compensating for the Western "morals" of pornography and weak reproduction. In this respect global elite ideology, antisemitic "new age" fascism and Islam are not so far apart.

FP: Thank you Dr. Raddatz. Dr. Eussner?

Eussner: Thank you, Jamie. I agree with Peter: The survival and expansion of Islam worldwide is the main goal of Islam since its invention by Mohammed. In this respect, the history of Islamic conquest is self-explanatory. The other aspect is the lack of appreciation for the individual as such. For both, men and women, it is true, that there are no individual rights, but for women it is even worse.

It may sound harsh, but the distinction between "fertilizing" and "punishing" a woman is evident. On the one hand you have sexuality as a tool serving the expansion of Islam, and on the other hand there is sexuality as a weapon against disobedient and non-Muslim women, both categorized as "unbelievers". Against them jihad is the duty, and what to do with women "conquered" in jihad, this may be read in the Qur'an: they become slaves to be used by the victors.

Why is the raping of unveiled women, either Muslim or non-Muslim, now spreading widely in our countries?

The conduct towards these women is due to the new developments initiated by Salafists like Tariq Ramadan. He has invented and introduced a new definition for the Western countries: they should no longer be seen the traditional way as Dar ul-harb, the space of war, but as Dar el-dawaà, the invitation to Islam, or Dar ash-shahâda, the space of testimony.

While orthodox Sunni Muslims, stuck to the unchanged application of the tradition are not at all in line with this "modern" interpretation, the "scholar" Tariq Ramadan has paved a soft way for Muslims to taking possession of countries formerly belonging to the Dar ul-harb. When living in Dar ul-harb there are two alternatives for the Muslims: either conquer the land by force and rule it by Qur'anic law or, if not strong enough, keep quiet and wait, not touching the property of the enemy.

Dar el-dawaà and Dar ash-shahâda are two of the trickiest inventions ever to reach the goal of conquest: at a quick and superficial glance it means resigning from the conversion of the West to Islam, permitting everybody to keep on in his belief, but on closer examination that means what the French call "l'entrisme", unnoticed penetration.

The Muslims are not living any longer in a hostile surrounding, they are almost in Dar ul-Islam. Profesor Nezvat Yalçintas, member of the Istanbul parliament, made an interesting statement. During the inauguration of the Murabitun mosque in Granada, Spain, in July 2003, he told the audience that Paris, Rome, Madrid now were components of the Islamic world due to the erection of new mosques.

But as Muslims are still obliged to wage a perpetual war against those infidels who refuse to submit, the jihad is continuing in Dar ash-shahâda, and people not behaving according to the Qur'anic laws have to be punished. The trick of introducing these new definitions has a severe impact on Muslims' consciousness, especially on young Muslim men. People not behaving according to the Qur'anic laws are to be punished even stronger now. The Muslims are not any more restricted by the laws of Dar ul-harb, that has evaporated

without notice, merely by changing the definition. The inhabitants of our countries are to obey to Muslim male supremacy and Qur'anic laws. What better a justification for conduct towards women?

The jihad against the infidels is conducted on each and every level, not only as terror and suicide bombing. The jihad against women, who by their behaviour in the public sphere, are "asking for rape", as the Danish mufti Shahid Mehdi, a Qur'an teacher of joung Muslims in Copenhagen, put it in 2004, and/or towards their husbands, by their alleged disobedience are challenging the survival and expansion of Islam, of the "Ummah", is a must for the Muslim men.

As far as the Western feminists are concerned, they seem to be hovering in other dimensions, in absolute arrogance, learned from ethnologues like Claude Lévy-Strauss. For them, freedom is that each "culture" may it be as inhuman as can be, is entitled to prosper even on our soil, and the next act in this surrealistic piece of stage play is the unlimited understanding the Norwegian Professor Ms. Unni Wikan shows for Muslims raping Western women: Norwegian women must take their share of responsibility for these rapes, as they are not dressing and behaving according to Muslim understanding. The Norwegian women, in her view, are to realize that they live in a multicultural society and adapt themselves to it, as Mark Steyn reported already in 2002.

FP: Thank you Dr. Eussner. Mr. Rehov, your turn.

Rehov: There are very few observations that I can add to Dr Eussner's and Dr Raddatz's surveys on both the cultural and religious seeds of the phenomenon, although there is a personal dimension that I would like to explore.

Of course, in a cultural environment where women are undermined, not to say considered as second rate citizens or even dangerous to the dominant male, the temptation to rape as a result to " provocation " is great. Female "provocation" in the Muslim society is usually a definition for the mildest behavior. Smiling, singing, talking, being alone for one minute in the same room as the rapist, having answered a question in an inappropriate way, wearing clothes which are not strictly in obedience with what is locally considered as the Muslim rules, all of these innocent behaviors are seen as a misconduct authorizing "revenge."

In a society where sex is absolutely forbidden, taboo, and where separation between males and females is absolute, where in most cases marriages are not the result of love but of a financial arrangement between two families, the sensual or erotic aspect of any relationship between genders is, de-facto, suspicious, considered evil, and therefore an act of aggression. Sexual "revenge", containing violence, can be naturally considered as the automatic answer to the " provocations " described above, and this for two reasons.

In Muslim society the male is dominant and almighty since he is made after God, when women have been created as a necessary evil to tempt males. In other words, the female body is the closest thing to the Devil, something which has to be dominated as a proof a

faith. We go back to the sacrifice of Eros to Thanatos, as one of the basic sacrifices of all monotheisms, where, since the origins of the Bible, first inspiration to the Koran, women have been the carriers of the original sin.

In such a pattern, a male will not only consider any suspect behavior, including the mildest one, as an evil temptation, but he might look forward to experiencing one, as a religious challenge. Whatever will happen then won't be the result of his own will, but he believes in having received absolution in advance for an act that, he knows, is against his own religion. During these minutes of deception and absolute power, he is not abusing a woman but fighting the Devil inside.

Of course, primitive chauvinism is the second reason. Again, since males in chauvinist societies are deprived of all natural pleasures resulting from what we consider a normal relationship between men and women, beside sexual ones, the level of frustration is very high and the fear of impotency even higher. A male tempted must react. The automatic result to frustration and fear is usually violence. In this case, sexual violence.

A friend of mine is a retired chief of police, who used to be in charge of the security of a major city in the south of France. He reported to me that his men had to face an average of 10 rapes a week, 80% made by Muslim young men. 30% being what we call, in French, a " tournante ", meaning that the victim is being raped by an entire gang, one after the other, often during an entire night. My friend reports that, in many cases, he was able to locate and arrest the rapists, often very young ones, and, as part of the investigation, call the families. He was astonished that, in most cases, the parents not only would back up their rapist children, but also would not even understand why they would be arrested. There is an instant shift in the notion of good and evil as a major component of culture. The only evil those parents would see, genuinely, is the temptation that the male children had to face. Since in most cases the victims were not Muslims, the parents' answer and rejection was even more genuine: how could their boys be guilty of anything, when normally answering to a provocation by occidental women, known for their unacceptable behavior?

Kobrin: Thanks, Jamie. So far I agree with everything the panel has said. There are several layers to this tragedy which will ultimately occur here in the United States, if it hasn't already. Why? Because other aspects of Islamic practices in extremis, such as marriage under Sharia law but not civil law, polygymy and clan practices of female genital mutilation in the African Muslim immigrant populations persist even though FGM was outlawed in 1994.

I have it from first hand experience interviewing Muslim male immigrants that they hate it here in the United States because if they raise their hand, the women and children call the police. However, in the same breath, these same women will defend their men because it is part of the fused mentality and identification with the aggressor.

I interviewed Muslim women who justified wife beating because it is "educational." These women were probably brutalized as little girls and are unable to know NOT to

blame the unveiled woman victim. Every Muslim male and female that I have interviewed has experienced being beaten as a child and have witnessed the beating of their mother.

Rape is learned behavior in the home. Peter is absolutely correct in describing the insidious sexual dichotomy of Muslim male supremacy over the lowly denigrated female. Pierre underscored the degree to which a family will defend its own rapist because of alleged "honor." Why should it surprise us that they have moved out into the streets and feel entitled to rape?

At the ideological level which Gudrun has so aptly introduced into this discussion, we encounter the classic practice of taqiya, lit. 'guarding one's self' more commonly thought of dissimulation and its insidious behavior of orchestrating jihad by every possible means in a clandestine manner. Rape is just one more weapon in the jihadi arsenal for Dar el-dawaa and Dar ash-shahada. While the labels may change, Muslim male sexual inadequacies, to put it mildly, remain the same and their rage is inflicted brutally on the other. I do not recall ever reading in the literature on rape as a weapon of war that the underlying issue of child sexual abuse is probably the precursor for such despicable behavior. The sexual norms of the Arab Muslim world are totally different. As a psychoanalyst and trauma expert, if there is physical violence going on in the home, I always wonder about sexual abuse and the perpetrator parents.

These Muslim rapists are essentially babies, as they show us their pathetic need to target the most vulnerable because they are completely emasculated. They cannot control themselves sexually and they are sexually confused as well. Power, aggression, rage and sex yield a near lethal mix arising out of bizarre family dynamics which they experienced growing up.

They are directly attacking not only the venerable Western female but also the rape should be thought of as a kind of ambush on the Western male. I never really bought the argument that Bouyeri murdered Theo van Gogh because of the film -- Submission. Sure that was part of it but the fact that Van Gogh called the Jihadis – a fifth column of goat f-kers must have really hit Bouyeri where it hurt and he lost it – I might add, shortly after his mother died. To be a goat herder is to be on the lowest rung. Male children are routinely treated as if they were goats. The pet goat is also slaughtered and eaten. Again the imagery goes hand in glove with the dissociated, denied behaviors and ideologies. Rape is a forced sexual fusion. The rapists remain erotically fused to their mothers upon whom they completely depend emotionally but hate it.

As for the Western feminists in academe who have completely sold out to political correctness, they too remain clueless as to what their behavior tells us about themselves. They function as another fused family who must go to extreme lengths to defend these male rapists as well. I would assume that at some level these feminists must really be terrified because if they were to take a hard look, they would have to admit to themselves that they might be next.

FP: I think you have hit the nail on the head, but I do not think the radical feminists are afraid of being next. From my study of the Left they crave to be next and that is why they support these dark forces. They yearn to submit to the dark forces of totalitarianism and even to be devoured by them. It is the same death-wish virus that motivated many Western communists to go to Stalinist Russia to supposedly build communism, when they actually only went to their deaths, giving their lives for an idea that butchered them.

Dr. Raddatz, go ahead.

Raddatz: There seems to be a remarkable consent among ourselves on the subject, contrary however, to the official "Islamic correct" reception on Western elite level. Here we can register a very modest resonance to the rising wave of violence against Muslim women. In Europe, for instance, we have a whole species of literature at hand in which female authors from Islamic countries give us personal experience reports on their respective lives with male violence in their families. The public discussion on this was and still is close to zero and the current rape wave has not given much incentive to it.

In Germany in 1960, in words: sixty so-called scientists from all thinkable and unthinkable departments, foundations, institutes and what have you published an "appeal" in "Die Zeit", a renowned weekly paper. Here they warned against a "general suspicion" the Western societies may spread over all Muslims in case they keep on criticizing "the few" who act violently against their women. By the same token they themselves criticized a German-Turkish female sociologist for her book on her personal youth experience with family violence as well as the inability of the vast majority of Turkish immigrants to integrate into the German society. Here we see another case of the Western decadence game called "victim turning perpetrator" which is constantly gaining aggressive elements among European - male - "intellectuals".

Earlier in this discussion, Nancy Kobrin described the central role the mother-son-relation is playing in this cynical game, how rape is functioning as substitute measure punishing the mother for eternalizing the male dependence on her, irrespective of the usual imitation reflex following the parental violence behaviour. The personal literary reports and the official UN analyses on Islamic family dynamics concur in a somewhat disquieting aspect. They confirm not only the tendency to incest but also an even stronger attitude towards anal sexuality, meaning an unusually high percentage of males preferring anal intercourse to vaginal, especially in the framework of "normal" marital life.

Nancy certainly knows much more about this but the so far irrefutable Freudian theory, the "Anatomy of Human Perversion", offers en explanation which might give us some additional insight. According to this the phallic organization of infantile sexuality if kept from diversification, for instance by oedipal defectiveness, develops into a general male dominance neglecting the female i.e. vaginal "specialty" altogether. In the adult phase neglect turns into semi-conscious contempt and hate for all female attributes forcing the pervert to physically prefer anus to vagina and verbally compare women with

animals and even feces. All this is vastly manifest in the texts of Islamic tradition and daily confirmed in the regrettable practice of actual Islamic life.

If Western "elites" are not able to openly discuss these deficits they indicate their readiness to assume similar attitudes and possibly destruct the grown order. The growing aggression against women as well as the obvious sympathy for homo- and paedo-sexuality put them closer to Islamic preferences and may even signal a meta-social trend that could lead back into pre-modern i.e. totalitarian structures. Insofar we are not only dealing with a mere mode of the Left as Jamie implies, but also with a Neo-fascist thinking frame that wants to install Islam unchanged and incessantly demands "respect" for its adored wholeness.

FP: Dr. Raddatz, could you kindly, in simple terms, explain what you mean when you refer to "the phallic organization of infantile sexuality" being kept from "diversification"? What exactly is "oedipal defectiveness" and why and how does it develop "into a general male dominance" that neglects the female vagina, etc.? Break this down into simple terms for me and our readers. This is obviously crucial because it is the foundation to the pathology in the culture under examination.

Raddatz: I will at least try to put this matter into somewhat simpler terms as it is a very complicated problem indeed. It gets even more complicated as the relativistic development of modern Western science often obscures the view into those contexts, especially if they concern other cultures. Take for instance what I refer to as "the phallic organization of infantile sexuality". Basically it means that the Koran and Tradition are the fundamentals of Islamic societies and are centered around the maximization of male potency. Upon certain festivities like circumcision and others all family members fondle and even kiss the "member" of male babies, speak respective magic formulas and donate money notes to activate Allah's mercy for its future fertilizing power.

The term "infantile" in this respect does not stop at individual male dominance from juvenile age on. It also concerns an infantile society from the anthropological point of view. Western psychology has declared the Freudian theory of "penis envy" as obsolete. The Muslim theory represents the opposite. Since a millennium ago here the sex theologians circle around one and the same project: the optimized spreading and utilization of collective semen by elevation of man, repression of woman, polygamy, rape and marital law. Even Allah bows to the penis power: She who wants to pray rather than to have sexual intercourse, is a sinneress. And Muhammad bowed to those who wanted to fornicate with prostitutes during pilgrimage, leading to the world famous tradition of "dripping penises in Mecca".

What do these practices tell us? Above all they lead us back into pre-modern if not pre-cultural times. Cave drawings show hunters killing big animals while their erected penises are connected through a power line with vaginas of the group' s women. In other words, without dominating women men cannot rule freely - i.e. neglecting the natural order - over the society. This is a very old, pre-modern truth, obviously still deeply

rooted in Islam, thereby preventing this culture from sexual and ethical emancipation. Female existence is felt as being lower than the animal stage, and satisfying female sexuality is, therefore, psychotically feared as "devilish" temptation which leads us right into our second point, the "oedipal defectiveness".

Men who have been raised as omnipotent family monarchs, some sort of alpha males with a penis as irrefutable power instrument, things may get difficult in the adult age. As I pointed out before, and Nancy Kobrin has described so clearly, incest is one of the biggest social problems in Islam, and incest at last is also connected inseparably to the Oedipus complex. It is the meta-historical expression of breaking the world order by elevating the narcissistic omnipotence of man. As this obviously cannot find the basic fulfillment though reuniting with the mother, it "sublimates" its frustration by repressing, punishing and raping women. The male principle culminates in itself, thereby forced to destruct instead of construct, to express itself not in terms of products but in "disducts" - like feces - and to ultimately drift from vagina to anus. There is no "culture" in the world where more married people practice anal intercourse than in Islam. Individually it is again connected to a regression of the adult person into a childhood ego-idea closing the Oedipal circle of hating the female uniqueness one more time.

There can be no doubt that homosexuality is on a strong march forward, and there can be even less doubt that "disducts" like vomit and feces are also gaining popularity as means of expression on theater stages as well as in films and on television. Watch also the many other aesthetic aspects to this phenomenon like the diminishing degree of light in films, the growing majority of black clothing instead of bright colors, the spreading primitivity of "art" and so on. Not to speak of the biological regression into which a whole myriad of reasons against children has converged. Needless to say that the grown order and its society has to be replaced by an "order" that functions on a counter basis as opposite and alien as possible. The late Michel Foucault is the most efficient priest of this project.

What we are watching here is an ultra long-term, meta-historical process, which cannot be influenced on a short-term basis - one of the reasons why it is so difficult to explain and why I must apologize for having been quite academic again. This process simply exceeds the limits of human feasibilities and our lifetimes as well. It is the consequent inexorability of its "progress" that stuns everybody who observes it. All we can do is to be conscious of it and talk and write against it where ever our creator has put us.

Meanwhile we can enjoy people who recognize that the creation does not come from man but contains men and women as unity inside an order which is compatible with their minds. The goal of the non-system, however, is the abolishment of every known system, the break of the human mind, the total change from perpetrator to victim, from the old reality to a "New Age, the ultimate return into chaos where we - allegedly - come from. On its way there this "thinking" regards Islam as the most attractive companion as it has "achieved" the most important prerequisiite already - the absence of "old" ethics.

FP: Dr. Eussner, your turn.

Eussner: Let me answer Pierre Rehov first. I agree in what you said about experiencing religious challenge, the proof of faith, Pierre. The religious task of fighting the Devil inside may be achieved in abusing unveiled women. But this is only half of the story, the religious side. The political side is even more important, as political Islam is using religion as a pretext, as a manipulating tool. The message given to the Muslim women in Muslim and in Western countries is: you don't ask for nothing, neither for equal treatment nor for liberty, otherwise you will be punished, i.e. beaten and raped.

A disobedient woman is outlawed. The high percentage of gang raping is due to the cowardliness of the young Muslim men, in France named "les jeunes", the youngsters. As their religion is never appreciating the individuum as such, but only as part of the Ummah, "les jeunes" are not strong enough on their own, so they are acting as representatives of the Ummah, fighting unbelievers, disobedient and unveiled women.

This is consented to by the families. You said it in mentioning your friend, the retired chief of police: the parents of the rapist children don't understand why their children were arrested. This is showing their close attachment to Islamic law, the sharia. In midst of our Western society they are living according to their law, which is not compatible to our values and laws.

Allow me to please comment on the very interesting comments you made, Nancy Kobrin. Your words support what Pierre said for Europe. The Muslim male immigrants hate it in the USA because they are not totally free to live according to the sharia. Women and children are entitled to call the police and sometimes do. But Muslim women are submitted to their law, they defend their men, they identify with the aggressor. They are afraid of the men. Islam rules by force and violence. And the young Muslim men, living somewhere at the end of a hierarchy of Muslim men, starting with Mohammed at the top and themselves at the bottom, they are indeed essentially babies who are not able to control themselves. Targeting the most vulnerable parts of the society is a typical sign of totalitarian regimes.

Political Islam, that is an Islam not only confined to the mosques and the private spiritual life but ruling through the sharia, leads to fear and submission. And we find today, that this fear is spreading into our Western society. Government authorities and offices, media, educational institutions, political parties, intellectuals and feminists are submitting themselves to Islamic claims and laws. The Islamization of our societies is in the making. Step by step we are pulling back. We are not defending our values, but we are submitting to the outrageous claims of dictatorial Islamic governments. What better an example as the handling of the publication of 12 Danish cartoons!

And, Peter, you said it: there is a very modest resonance to the raising wave of violence against Muslim women. Even worse: in Germany we are not only facing opposition by ignorant ministries, government authorities and media against the reality Muslim women are facing, but a whole bunch of social scientists are running down testimonies and reports by the victims.

Turkish female academics testifying about the situation of Muslim women in our society, talking about forced marriages, beating and rape, are torn down by multi-culti loving leftist social scientists. In my research work on the campaign against the French philosopher Alain Finkielkraut I came across a feminist in favour of the head scarf, who is understanding fully the rioting Muslim youngsters, that is the Allah Houakhbar shouting mob of the French suburbs, and to round it off, cooperating closely with the Salafist Web Site Oumma.com and a so-called Third World Solidarity Center, supporting Tali Fahima and thanking Yasser Arafat for his valuable contribution: "Choukran Abu Amar!"

FP: Pierre Rehov?

Rehov: Answering first to Dr Raddatz, I'd like to stay a little bit away from any kind of Freudian approach to the problem. In some ways, I believe that Freudism is a tool to explain many problems and behaviors in an involved civilization, most of those problems being generated by the "taboos" of this civilization.

When talking about "rape" by young Muslims, I think that our usual approaches don't apply anymore. What builds a Muslim young male's ego is very far away from what we consider as part of the subconscious of any youn male in a moder Judeo-Christian society. I am not sure, for instance, that a Freudian approach could explain the level of fear towards Witches, or the violence generated by Inquisition during the dark ages of Christianity. Freudian- in my opinion - is not a tool to understand behaviors connected to the irrationnal. Although, of course, I am not a psychiatrist, not an analyst.

Back to our rapists, I would make it simple by saying that genuine frustration, combined with a high contempt toward women, as a result of a culture in which women are classified way under men, leads to an instinctive - animal type - behavior, not censored nor punished by common cultural values.

Inside the Palestinian territories, I collected a lot of different stories involving raping of an innocent girl who later on was slaughtered by her own father or cousin, because she had lost her virginity.

This example to say that, in Muslim culture, values exist, but the line between good and evil is drawn somewhere else, far away from our understanding. Protecting women against themselves is considered a good action, even if this includes death penalty, as long as family's honor - which is paramount - is saved.

When Dr Eussner adds to my previous comments that religion is only half of the explanation, and that we mustn't forget the political aims, I could not agree more. Although I'd like to emphasize that in the Muslim world, religion and politics is one single thing. There is no separation between powers in any Muslim society and the ideal Muslim society accepts the Shari'ah (Muslim law, written in the Koran) as the basis for any civil society, including its rules of punishment.

In addition, I can see in any raping of a non-Muslim woman by a Muslim male as a racist action, and it is high time for us to acknowledge and condemn it. The level of contempt towards non-Muslim women is the reflection of the level of hatred towards the society which creates equality between men and women. We all know that there is a sexual component in any form of racism. I personally see primitive racism as the expression of a fear connected to the unconscious protection of the genes among the males. Raping women belonging to another cultural, religious group or race is an act of male domination not only against the woman herself, but against the entire group in which she belongs.

Therefore, we have to differentiate two types of rapings: the aims are different whether the victim is a Muslim or a non-Muslim. In the second case, hatred is added to contempt.

FP: Nany Kobrin, last word goes to you.

Kobrin: People are more similar than they are different. However, the devil is in the details.

Everything is always already psychosexual. Rape by definition is psychosexual, obviously. It is one thing to have rape fantasies which is very common (cf. M. Bader. *Arousal: The Secret Logic of Sexual Fantasies*, Thomas Dunne Books/St. Martin's Press, 2002). It is quite another not to have any boundaries and to inflict rape, which is a forced sexual fusion. This concretely expresses the inability to be separate and independent. It is pure aggression, rage and severe separation anxiety. The Arab Muslim culture by definition promotes an incested family, a "closed circle", and their "Freud" is Abdelwahab Bouhdiba, *Sexuality in Islam*, Saqi Books, 1998. If you read French, it's been available since 1975 in the original.

[1] This brings me to Freud. He is not as western as people would like to think. In fact he held strong identifications with Sephardic culture since his adolescence as expressed by a significant body of correspondence (before e-mail) in Spanish with his childhood Rumanian Jewish friend Edouard Silberstein. Elsewhere I have argued that his romance with Spanish was his "private Ladino" which served him better than Yiddish which was often stigmatized. The Sephardic culture of Andalusia and its over-idealized Golden Age provided a much needed psychological refuge for the young Freud facing severe anti-Semitism in Vienna where he was growing up. He needed to cling to a fantasy of *convivencia*/coexistence. He was also aware of the Ottoman Empire's history of breathing down Europe's neck. It has been western philosophical tradition which co-opted Freud to its various ends while at the same time never able to see this special emotional tie that Freud had. For Muslims Sephardic and Mizrahi cultures and their Jews are most especially threatening because they are so similar up to a point and the fear is one of merging with the Other and losing their fragile sense of self. The jihadis are terrified of them because they raise the question of imitation and inauthenticity. The

radical Islamists and to a lesser extent the Ummah harbor such fears of being fraudulent. The identities are intertwined, even geopolitically.

[2] This brings me to the recent tragic death of 23 yr old Ilan Halima z"l, baited and tortured to death. We have seen this time and again before. This is yet another psychosexual tactic in the arsenal of terrorism along with gang rape and suicide bombing. These strategies to annihilate the Other which is always perceived as female should be read functionally and by this I mean, that imagery is key. The terrorists think visually. I recently read Dr. Temple Grandin's *Thinking in Pictures: My Life with Autism* and her other book co-authored with Catherine Johnson, *Animals in Translation: Using the Mysteries of Autism to Decode Animal Behavior*, Scribner, 2005. I do not mean to say that terrorists are simply autistic. It is more complicated than that but their behaviors such as gang rape is terror-driven and similar to the rapist roosters who rape and murder hens when they have been bred incorrectly because this is not normal for roosters. "There is no species alive in nature where half the males kill reproductive-age females." (Grandin, *Animals in Translation*, p.70) In my work on Islamic suicide terrorism, I have noted that the rage is really against the prenatal Muslim mother, misdirected to the infidels who represent her in the jihadi mind's eye. Interestingly enough, Grandin also notes that "humans have neotenized dogs: without realizing it, humans have bred dogs to stay immature for their entire lives." (P.86) I would substitute the word "bred" for concepts like child-rearing practices, etc. And raise the question as can it be that Arab Muslim boys turned rapists have been "neotenized", that is raised to stay immature for their entire lives?

Finally, the scariest thing of all of this is *when bad becomes normal.* Quoting Grandin: "The really bad thing was that the change happened slowly enough [talking about the rapist roosters] that the farmers and probably the breeder colonies, too didn't realize they'd created a monster. Nobody noticed what was happening. As the roosters got more and more aggressive, the humans unconsciously adjusted their perceptions of how a normal rooster should act. It was a case of the bad becoming normal, . . . [emphasis mine]." (p.72)

Those who defend the rapists and their culture (no matter where they are located on the spectrum of politics) have unconsciously adjusted their perceptions of how Muslim males should act. They have done so because at some unconscious disavowed level they themselves are terrified. I am not advocating "compassion" for them because they are terrified. That is their problem and I refuse to blame the victim. However, I am advocating understanding the problem at the deepest level possible for ourselves because it is crazy making and we need to stay grounded in what is predicted to be a very long

marathon on terrorism. The Israelis say between 300 to 500 years and considering the transgenerational transmission of trauma, to my analytic ear that sounds just about right.

Thank you Jamie and your staff at FrontPageMag.com along Dr. Raddatz, Dr. Eussner and Mr. Rehov as it has been for me a thought provoking exchange.

FP: Pierre Rehov, Nancy Kobrin, Peter Raddatz and Dr. Gudrun Eussner, thank you for joining Frontpage Symposium.

EXHIBIT J

Sir Winston Churchill Revisited with Additional Notes

Sir Winston Churchill was right about the Nazis in the 1930's while everyone else had their head stuck in the sand. The Nazis were just small time terrorists professing peace until they came into power in 1933. Even then, there were still some peaceful Nazis all the way through to 1945. If you lived in 1931 Germany as an adult and you knew what you know now, could you have stood by and let the Nazis roll over you?

Sir Winston Churchill was right about the Soviet Union, and The Iron Curtain in Europe, and Communism even during WWII, when he could not convince Presidents Roosevelt and Truman of the danger, and especially when he gave his "Iron Curtain" Speech in the summer of 1946 in Kansas while everyone else had their head stuck in the sand. Russian Communists were mostly peaceful until they had a large enough of a following to initiate the Russian Revolution in 1917. Even then, there were still some peaceful communists in Russia even through to today. If you lived in 1917 Russia as an adult and you knew then what you know now, could you have stood by and let the Communists roll over you?

Sir Winston Churchill died before radical Islam became a threat to the world again, starting in 1972 at the Munich Olympics and really gained steam by 1979 when the Ayatolluh Khomeini took over Iran. If he had not died in 1965 he would have spoken out then and would still be doing so today, for, if anything, Radical Islam has regressed since 1899.

"Gregory Smith offers this Churchill comment on that great religion we are not fighting against, from The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green & Co., 1899)."

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."

Sir Winston Churchill never imagined in his worst nightmare that Europe would let Radical Islam into its house voluntarily, or that the USA would do the same..

There is no nation with a majority Islamic population that is not over 95% Islamic, with the exception of Egypt, where there are the Coptic Christians which still constitute 10% of the population (they were 100% in AD 646), Lebanon, which is about 25%, (it was 60% 30 years ago). There is no country that is not-Islamic that has more than a 10% Islamic minority, with the possible exception of India, which has around 12%, France, which has just gone over 10%, and Israel, with 12%.

The basic reason for no nations with a 50-50 split, or even close, is that once the tipping point is reached when the radical Muslims have the power, either from the barrel of a gun or through a voting majority, they will implement the Sharia and start radically and violently reducing and converting the remaining non-Muslims, as is occurring in Lebanon. The radicals are the vocal and active part of Islam and have always overpowered the moderates.

EXHIBIT K

John Quincy Adams

Notes on Adam's Career, especially his fight to free the slaves, as this is very indicative of his desire for freedom and equal rights and opportunity for everyone. This also establishes his credentials as a very forward-looking man who saw that Islam was a problem even in his day.

John Quincy Adams (1767-1848) was the sixth President of the United States (1825-1829). Prior to this, he was the US ambassador to the Netherlands, Portugal, Prussia, Russia, and Great Britain. He was responsible for the ideas that became the Monroe doctrine. He was elected to fill a vacancy in the US Senate in 1803 but was defeated for reelection in 1809. He negotiated the Treaty of Ghent in 1814 with England to end the War of 1812.

In 1817, he was appointed Secretary of State, and thence ran for President in 1824. His Presidency was undistinguished, as he was opposed at every turn by Andrew Jackson and the Democratic wing of the Republican-Democratic party.

In 1830, after losing his bid for a 2nd term as President, he was elected to the House of Representatives, where he served for 17 years.

It was during his time in the House that he fought for the right of the Abolitionist (anti-slavery activists) to be heard in the House, and believed and wrote that slaves could be freed by the government during a time of war. This was the basis for President Lincoln's Emancipation Proclamation.

One of his currently better-known acts was to act as the lawyer defending the slave's right to freedom when the slaves took over the slave ship carrying them to the Southern States from Africa. This was immortalized in our times in the movie "Amistad", released in 1997, in which Sir Anthony Hopkins portrays Adams. Adams won freedom for these slaves.

Information from The World Book Encyclopedia and Amazon.com

Bemis' landmark 1949 review also included a vague footnote referring to a work which I located formally in a comprehensive annotated bibliography of John Quincy Adams' writings, compiled by Lynn H. Parsons [2]:

> "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.]

John Quincy Adams, that is. Andrew Bostom has it in FrontPage. A few quotes from the sixth president:

"...he [Muhammad] declared undistinguishing and exterminating war, as a part of his religion, against all the rest of mankind...The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God."

"The vanquished may purchase their lives, by the payment of tribute."

"As the essential principle of his faith is the subjugation of others by the sword; it is only by force, that his false doctrines can be dispelled, and his power annihilated.

They [The Russians] have been from time immemorial, in a state of almost perpetual war with the Tatars, and with their successors, the Ottoman conquerors of Constantinople. It were an idle waste of time to trace the causes of each renewal of hostilities, during a succession of several centuries. The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force. Of Mahometan good faith, we have had memorable examples ourselves. When our gallant [Stephen]

Decatur ref had chastised the pirate of Algiers, till he was ready to renounce his claim of tribute from the United States, he signed a treaty to that effect: but the treaty was drawn up in the Arabic language, as well as in our own; and our negotiators, unacquainted with the language of the Koran, signed the copies of the treaty, in both languages, not imagining that there was any difference between them. Within a year the Dey demands, under penalty of the renewal of the war, an indemnity in money for the frigate taken by Decatur; our Consul demands the foundation of this pretension; and the Arabic copy of the treaty, signed by himself is produced, with an article stipulating the indemnity, foisted into it, in direct opposition to the treaty as it had been concluded. The arrival of Chauncey, with a squadron before Algiers, silenced the fraudulent claim of the Dey, and he signed a new treaty in which it was abandoned; but he disdained to conceal his intentions; my power, said he, has been wrested from my hands; draw ye the treaty at your pleasure, and I will sign it; but beware of the moment, when I shall recover my power, for with that moment, your treaty shall be waste paper. He avowed what they always practised, and would without scruple have practised himself. Such is the spirit, which governs the hearts of men, to whom treachery and violence are taught as principles of religion." [p. 274-275]

"Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.]

John Quincy Adams on Islam:

"In the seventh century of the Christian era, a wandering Arab of the lineage of Hagar (i.e. Muhammmad), the Egyptian, combining the powers of transcendent genius, with the preternatural energy of a fanatic, and the fraudulent spirit of an imposter, proclaimed himself as a messenger from Heaven, and spread desolation and delusion over an extensive portion of the earth. Adopting from the sublime conception of the Mosaic law, the doctrine of one omnipotent God; he connected indissolubly with it, the audacious falsehood, that he was himself his prophet and apostle. Adopting from the new Revelation of Jesus, the faith and hope of immortal life, and of future retribution, he humbled it to the dust by adapting all the rewards and sanctions of his religion to the gratification of the sexual passion. He poisoned the sources of human felicity at the fountain, by degrading the condition of the female sex, and the allowance of polygamy; and he declared undistinguishing and exterminating war, as a part of his religion, against all the rest of mankind. THE ESSENCE OF HIS DOCTRINE WAS VIOLENCE AND LUST: TO EXALT THE BRUTAL OVER THE SPIRTUAL PART OF HUMAN NATURE...Between these two religions, thus contrasted in their characters, a war of twelve hundred years has already raged. The war is yet flagrant...While the merciless and dissolute dogmas of the false prophet shall furnish motives to human action, there can never be peace upon earth, and good will towards men." (Emphasis in the original)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 7, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal requests that General Motors petition the U.S. government for improved CAFE standards for light duty trucks and cars, lead an effort to develop non-oil based transportation system, and spread this technology to other nations.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Ted Yu
Special Counsel